                                                Filed Pursuant to Rule 424(b)(3)
                                                  Registration No. 333-66749

LOGO OF                                           LOGO OF
RICHMOND COUNTY FINANCIAL CORP.                   BAYONNE BANCSHARES, INC.

                 MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

The Boards of Directors of Richmond County Financial Corp. and Bayonne Bancshares, Inc. have agreed on a merger of Richmond County and Bayonne. The combined company will be an effective competitor on many fronts in its New York and New Jersey market areas, with total assets approaching $2.4 billion, deposits of approximately $1.5 billion and stockholders' equity of approximately $435 million. We are convinced that this merger will position our two companies to grow and flourish as the financial services business evolves and consolidates. As a result of the merger, each share of Bayonne common stock that you hold will be converted automatically into the right to receive 1.05 shares of common stock of Richmond County. As of January 19, 1999, this was worth about $16.60 for each share of Bayonne common stock. We cannot complete the merger unless the stockholders of both of our companies approve it. Each of us will hold a meeting of our stockholders to vote on this merger proposal. YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend your stockholder meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. Not returning your card or not instructing your broker how to vote any shares held for you in "street name" will have the same effect as a vote against the merger.

The dates, times and places of the meetings are as follows:

        FOR RICHMOND COUNTY FINANCIAL CORP.                     FOR BAYONNE BANCSHARES, INC.
     February 25, 1999, 10:00 a.m. local time            February 25, 1999, 10:00 a.m. local time
             Columbian Lyceum                                   The Chandelier Restaurant
              386 Clove Road                                         1081 Broadway
      Staten Island, New York  10310                           Bayonne, New Jersey 07002

This document provides you with detailed information about these meetings and the proposed merger. You can also get information about our companies from publicly available documents that our companies have filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

We strongly support this combination of our companies and join with all of the other members of our Boards of Directors in enthusiastically recommending that you vote in favor of the merger.


             Michael F. Manzulli                    Patrick F.X. Nilan
     Chairman and Chief Executive Officer                Chairman
        Richmond County Financial Corp.           Bayonne Bancshares, Inc.

--------------------------------------------------------------------------------
 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
 A CRIMINAL OFFENSE. THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF ANY OF THE PARTIES,
 AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE
 BANK INSURANCE FUND OR ANY GOVERNMENTAL AGENCY.
--------------------------------------------------------------------------------

 RICHMOND COUNTY'S AND BAYONNE'S COMMON STOCK ARE BOTH TRADED ON THE NATIONAL
      MARKET SYSTEM OF THE NASDAQ STOCK MARKET. THE TRADING SYMBOL FOR RICHMOND COUNTY COMMON STOCK IS "RCBK." THE TRADING SYMBOL FOR BAYONNE
                            COMMON STOCK IS "FSNJ."

--------------------------------------------------------------------------------
 FOR ANY QUESTIONS, OR TO REQUEST ASSISTANCE, PLEASE CALL OUR PROXY SOLICITOR, KISSEL-BLAKE, AT (800) 554-7733.
--------------------------------------------------------------------------------

            JOINT PROXY STATEMENT/PROSPECTUS DATED JANUARY 28, 1999
             AND FIRST MAILED TO STOCKHOLDERS ON FEBRUARY 1, 1999

                        JOINT PROXY STATEMENT/PROSPECTUS
                               TABLE OF CONTENTS

                                                                                 Page
                                                                                 ----
SUMMARY......................................................................     1
     The Companies...........................................................     1
          Richmond County Financial Corp.....................................     1
          Bayonne Bancshares, Inc............................................     1
     The Stockholders' Meetings..............................................     1
          Richmond County Stockholders.......................................     1
          Bayonne Stockholders...............................................     1
     Who Can Vote at the Meetings; What Vote is Required
          for Approval of the Merger Agreement...............................     1
          Richmond County Stockholders.......................................     1
          Bayonne Stockholders...............................................     2
     The Bayonne Merger......................................................     2
          General............................................................     2
          Bayonne Stockholders Will Receive 1.05 Shares of Richmond County
               Common Stock for Each Bayonne Share They Own .................
          Tax-Free Transaction for Bayonne Stockholders......................     2
          You Do Not Have Appraisal Rights in the Merger.....................     3
          Accounting Treatment of the Merger.................................     3
          Interests of Bayonne's Directors and Officers in the Merger that
               are Different From Your Interests.............................     3
          Differences in the Rights of Richmond County's and Bayonne's
               Stockholders..................................................     3
          Our Reasons for the Merger.........................................     4
          Our Recommendations to Stockholders................................     4
          The Transaction is Fair to Stockholders According to Two
               Investment Advisors...........................................     4
          Stock Options......................................................     4
          Management and Operations after the Merger.........................     4
          What We Need to do to Complete the Merger..........................     4
          Terminating the Agreement; Who Pays for What.......................     5
          Waiving and Amending Provisions of the Agreement...................     5
          Bayonne Merger Stock Option Agreement..............................     5
     The Ironbound Merger....................................................     6

SELECTED HISTORICAL FINANCIAL DATA OF RICHMOND COUNTY AND BAYONNE............     7

UNAUDITED PRO FORMA COMBINED SELECTED FINANCIAL INFORMATION..................    14

COMPARATIVE PER SHARE DATA...................................................    16

THE COMPANIES................................................................    17
     Richmond County.........................................................    17
     Bayonne.................................................................    17

WHERE YOU CAN FIND MORE INFORMATION..........................................    18

FORWARD-LOOKING STATEMENTS...................................................    20

MARKET PRICES AND DIVIDEND INFORMATION.......................................    21

THE STOCKHOLDERS' MEETINGS...................................................    22

MEETING OF RICHMOND COUNTY STOCKHOLDERS......................................    22
     Date, Time and Place; Purpose of Meeting................................    22
     Who Can Vote on Matters Addressed in this Document......................    22

     Proxies; Voting and Revocation of Proxies.............................  22
     Vote Required; Principal Stockholders.................................  24

BENEFICIAL OWNERSHIP OF RICHMOND COUNTY COMMON STOCK.......................  25
     Owners of 5% of Richmond County Common Stock..........................  25
     What Richmond County's Directors and Executive
      Officers Own.........................................................  26

MEETING OF BAYONNE STOCKHOLDERS............................................  27
     Date, Time and Place; Purpose of Meeting..............................  27
     Who Can Vote on Matters Addressed in this Document....................  27
     Proxies; Voting and Revocation of Proxies.............................  27
     Vote Required; Principal Stockholders.................................  28

BENEFICIAL OWNERSHIP OF BAYONNE COMMON STOCK...............................  30
     Owners of 5% of Bayonne Common Stock..................................  30
     What Bayonne's Directors and Executive Officers Own...................  31

PROPOSAL NO. 1 FOR THE RICHMOND COUNTY AND BAYONNE STOCKHOLDERS:
     THE MERGER............................................................  32
     General...............................................................  32
     Background of the Merger..............................................  32
     Recommendation of the Richmond County Board; Richmond County's
          Reasons for the Merger...........................................  35
     The Transaction is Fair to Richmond County's Stockholders
          According to Richmond County's Investment Advisor................  36
     Material Projections Shared Between the Companies in
          Negotiating the Merger Agreement.................................  43
     Recommendation of the Bayonne Board; Bayonne's Reasons
          for the Merger...................................................  44
     The Transaction is Fair to Bayonne's Stockholders
          According to Bayonne's Investment Advisor........................  45
     Bayonne Stockholders Will Receive 1.05 Shares of Richmond
          County Common Stock for Each Bayonne Share.......................  54
     Procedures for Exchanging Your Stock Certificates.....................  55
          Richmond County..................................................  55
          Bayonne..........................................................  55
     Interests of Directors and Officers in the Merger that
          are Different from Your Interests................................  55
     Management and Operations Following the Merger........................  57
     Employee Matters......................................................  57
     Conditions to the Merger..............................................  58
     Regulatory Approvals Needed to Complete the Merger....................  59
     Conduct of Business Pending the Merger................................  61
     Representations and Warranties Made by Richmond County
          and Bayonne in the Merger Agreement..............................  63
     What Happens if a Third Party Offers to Buy Bayonne...................  63
     Waiving and Amending Provisions in, or Terminating,
          the Merger Agreement.............................................  64
     Price-Based Termination of the Merger Agreement.......................  65
     Nasdaq National Market Listing........................................  65
     Accounting Treatment of the Merger....................................  65
     Tax-Free Transaction for Bayonne Stockholders.........................  65
     Selling the Richmond County Common Stock You Receive
          in the Merger....................................................  66
     You Do Not Have Appraisal Rights in the Merger........................  66
     Who Pays For What.....................................................  66
     When Will the Merger Be Completed.....................................  67

CERTAIN RELATED TRANSACTIONS...............................................  67
     Bayonne Merger Stock Option Agreement.................................  67
          Effect of the Bayonne Merger Stock Option Agreement..............  68
     Bank Merger Agreement.................................................  68

   .........................................................................
THE IRONBOUND MERGER........................................................  69

REGULATION AND SUPERVISION..................................................  69
     General................................................................  69
     New York State Law.....................................................  69
     FDIC Regulations.......................................................  70
     Investment Activities..................................................  71
     Transactions with Companies or Entities that Control
      Savings Banks.........................................................  72
     The FDIC's Enforcement Authority.......................................  73
     Insurance of Deposit Accounts..........................................  73
     Payment of  Financing Corporation Bonds................................  73
     Federal Reserve System.................................................  73
     Community Reinvestment Act.............................................  74
     Holding Company Regulation.............................................  74
     Interstate Banking and Branching.......................................  76

DESCRIPTION OF RICHMOND COUNTY CAPITAL STOCK................................  77
     General................................................................  77
     Common Stock...........................................................  77
     Preferred Stock........................................................  77

COMPARISON OF CERTAIN RIGHTS OF STOCKHOLDERS................................  78

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
     FINANCIAL STATEMENTS...................................................  79

ADDITIONAL MATTERS TO BE CONSIDERED AT THE RICHMOND COUNTY
     MEETING................................................................  88
     Proposal No. 2 for the Richmond County Stockholders:
          Ratification of the Amendments to the Richmond County Financial
          Corp. 1998 Stock-Based Incentive Plan.............................  88

ADDITIONAL MATTERS TO BE CONSIDERED AT THE BAYONNE MEETING..................  89
     Proposal No. 2 for Bayonne Stockholders: Election of
          Bayonne Directors.................................................  89
     Information with Respect to the Nominees, Continuing
          Directors and Executive Officers of Bayonne.......................  90
     Compensation Committee and Insider Participation in
          Compensation Decisions............................................  91
     Directors' Compensation................................................  91
     Executive Compensation.................................................  92
     Summary Compensation Table.............................................  96
     Employment Agreements..................................................  97
     Change in Control Agreements...........................................  98
     Retirement Plan........................................................  98
     Option Exercises and Year-End Value.................................... 100
     Transactions With Certain Related Persons.............................. 100
     Stock Performance Graph................................................ 101
     Proposal No. 3 for Bayonne Stockholders: Ratification
          of Appointment of Independent Auditors............................ 102

ADDITIONAL INFORMATION...................................................... 102
     If You Want to Have a Stockholder Proposal Included in Bayonne's Proxy
          Statement Relating to the 1999 Annual Stockholders' Meeting
     Notice of Business to be Conducted at a Bayonne Meeting................ 102

LEGAL MATTERS............................................................... 103

EXPERTS..................................................................... 103

STOCKHOLDER PROPOSALS....................................................... 103

Annex A Amended and Restated Agreement and Plan of Merger, amended and restated as of October 14, 1998, by and between Richmond County Financial Corp. and Bayonne Bancshares, Inc.

Annex B Stock Option Agreement, dated as of July 19, 1998, by and between Bayonne Bancshares, Inc. and Richmond County Financial Corp.

Annex C   Opinion of Tucker Anthony Incorporated.

Annex D   Opinion of Sandler O'Neill & Partners, L.P.

Annex E Proposed Amended Richmond County Financial Corp. 1998 Stock-Based Incentive Plan.

                                    SUMMARY

     This brief summary highlights selected information from the prospectus. It does not contain all of the information that is important to you. You should carefully read the entire prospectus and the other documents to which this document refers you to fully understand the merger. See "Where You Can Find More Information" on page 18.


THE COMPANIES (PAGE 17)

RICHMOND COUNTY FINANCIAL CORP.
1214 Castleton Avenue
Staten Island, New York 10310
(718) 448-2800

Richmond County is a savings and loan holding company organized under the laws
of the State of Delaware in 1997.   We operate Richmond County Savings Bank,
which has 14 banking offices in the New York City Borough of Staten Island, one banking office in the New York City Borough of Brooklyn, and one multi-family loan processing center in Jericho, Long Island. At September 30, 1998, Richmond County had total assets of $1.7 billion, deposits of $953.5 million and stockholders' equity of $329.8 million.

BAYONNE BANCSHARES, INC.
568 Broadway
Bayonne, New Jersey 07002
(201) 437-1000

Bayonne is a savings and loan holding company organized under the laws of the State of Delaware in 1997. We operate First Savings Bank of New Jersey, SLA, which has four banking offices and one financial center in Bayonne, New Jersey. At September 30, 1998, Bayonne had total assets of $672.7 million, deposits of $420.7 million and stockholders' equity of $95.2 million.

THE STOCKHOLDERS' MEETINGS (PAGE 22)

Richmond County Stockholders. The Richmond County special meeting will be held on February 25, 1999 at 10:00 a.m., local time, at the Columbian Lyceum, 386 Clove Road, Staten Island, New York 10310. At the Richmond County special meeting, you will be asked to:

1. approve the merger of our company with Bayonne Bancshares, Inc.;

2. ratify amendments to the Richmond County Financial Corp. 1998 Stock-Based Incentive Plan; and

3. act on any other items that may be submitted to a vote at the meeting.

Bayonne Stockholders. The Bayonne annual meeting will be held on February 25, 1999 at 10:00 a.m., local time, at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey 07002. At the Bayonne annual meeting, you will be asked to:

1. approve the merger of our company with Richmond County;

2. elect Patrick F.X. Nilan and Joseph L. Wisniewski to the board of directors of Bayonne for a term of three years;

3. ratify the appointment by the board of directors of KPMG LLP as independent auditors of Bayonne Bancshares, Inc.; and

4. act on any other items that may be submitted to a vote at the annual meeting.

WHO CAN VOTE AT THE MEETINGS; WHAT VOTE IS REQUIRED FOR APPROVAL OF THE MERGER AGREEMENT (PAGES 22 AND 27)

Richmond County Stockholders. You can vote at the meeting of Richmond County stockholders if you owned Richmond County common stock at the close of business on January 19, 1999. You can cast one vote for each share of Richmond County common stock that you owned at that time. In order to approve the merger, the holders of a majority of the outstanding shares of Richmond County's common stock must vote in its favor. Richmond County's bylaws and Delaware law require a majority of the votes cast at the Richmond County meeting to ratify the amendments to the Richmond County's stock incentive plan. You can vote your shares by telephone, by attending the Richmond County meeting and voting in person or by mailing the enclosed proxy card. We have printed instructions on how to vote by telephone on the proxy card. You can revoke your proxy as late as the date of the meeting either by sending in a new proxy, by changing your vote by telephone or by attending the meeting and voting in person.

Bayonne Stockholders. You can vote at the meeting of Bayonne stockholders if you owned Bayonne common stock at the close of business on January 19, 1999.
You can cast one vote for each share of Bayonne common stock you owned at that time. In order to approve the merger, the holders of a majority of the outstanding shares of Bayonne common stock must vote in its favor. You can vote your shares by telephone, by attending the Bayonne meeting and voting in person, or by mailing the enclosed proxy card. We have printed instructions on how to vote by telephone on the proxy card. You can revoke your proxy as late as the date of the meeting either by sending in a new proxy, by changing your vote by telephone, or by attending the meeting and voting in person.

THE BAYONNE MERGER (PAGE 32)

We have attached the agreement and plan of merger to this document as Annex A. Please read the agreement. It is the legal document that governs the merger.

GENERAL

We propose a combination in which Bayonne will merge with and into Richmond County. The resulting company will be named "Richmond County Financial Corp." We hope to complete this merger by the first quarter of 1999.

BAYONNE STOCKHOLDERS WILL RECEIVE 1.05 SHARES OF RICHMOND COUNTY COMMON STOCK FOR EACH BAYONNE SHARE THEY OWN (PAGE 54)

As a Bayonne stockholder, each of your shares of Bayonne common stock will automatically become exchangeable for 1.05 shares of Richmond County common stock. The total number of shares you receive will therefore be equal to the number of shares of Bayonne common stock you own multiplied by 1.05. Richmond County will not issue fractional shares. Instead, you will receive the value of any fractional share in cash. You will have to surrender your Bayonne stock certificates to receive new certificates for Richmond County stock. We will send you written instructions after we have completed the merger. For more information on how this exchange procedure works, see "Procedures for Exchanging Your Stock Certificates" on page 55 of this document. For example, if you owned ten shares of Bayonne common stock, after the merger you will send in the letter of transmittal and your old Bayonne certificates and in exchange you will receive ten shares of the Richmond County common stock and a check for the market value of one-half of a share of Richmond County common stock.

Shares of Richmond County and Bayonne common stock are quoted on the Nasdaq National Market. On October 13, 1998, the last trading day before we announced the amended merger agreement, Richmond County common stock closed at $12.25 per share and Bayonne common stock closed at $12.00 per share. On January 19, 1999, Richmond County common stock closed at $15.81 per share and Bayonne common stock closed at $16.13 per share.

Based on the exchange ratio in the merger, the amount that Bayonne stockholders will receive in the merger for each share of Bayonne common stock would be $16.60 based on Richmond County's closing stock price on January 19, 1999. Of course, the market price of Richmond County will fluctuate prior to the merger, while the exchange ratio is fixed. You should obtain current stock price quotations for Richmond County common stock and Bayonne common stock. These quotations are available from your stock broker, in major newspapers such as The Wall Street Journal and on the Internet.

TAX-FREE TRANSACTION FOR BAYONNE STOCKHOLDERS (PAGE 65)

For United States federal income tax purposes, your exchange of shares of Bayonne common stock for shares of Richmond County common stock generally will not cause you to recognize any gain or loss. You will, however, have to recognize gain in connection with any cash received instead of fractional shares.

Our obligation to complete the merger depends on our receipt of legal opinions about the federal income tax treatment of our companies and our stockholders. We have received these tax opinions, which will be updated at the completion of the merger. These opinions will not bind the Internal Revenue Service, which could take a different view. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES THAT ARE PARTICULAR TO YOU.

YOU DO NOT HAVE APPRAISAL RIGHTS IN THE MERGER (PAGE 66)

Delaware law does not provide you with appraisal rights in the merger. This means that if you are not satisfied with what you are receiving as consideration in the merger, you are not legally entitled to have the value of your interest
                ---
independently determined and receive payment based on that valuation.

ACCOUNTING TREATMENT OF THE MERGER (PAGE 65)

We will account for the merger as a "purchase." This means that, for accounting and financial reporting purposes, we will treat our companies as one company beginning as of the date of the combination. Additionally, under this method of accounting, Richmond County will record the fair market value of Bayonne's assets, less liabilities, on its financial statements. Because the purchase price is greater than the fair market value of Bayonne's net assets, Richmond County will record an asset called "goodwill" of approximately $28.6 million. Richmond County will write off this goodwill as an expense over the next 15 years, reducing net income during that period. The Ironbound merger, discussed later, will create additional goodwill of approximately $16.1 million, which will also be written off over 15 years.

INTERESTS OF BAYONNE'S DIRECTORS AND OFFICERS IN THE MERGER THAT ARE DIFFERENT FROM YOUR INTERESTS (PAGE 55)

Some of Bayonne's directors and officers have interests in the merger that are different from, or in addition to, their interests as Bayonne stockholders. The members of our boards of directors knew about these additional interests, and considered them, when they approved the agreement and the merger. These include provisions in the merger agreement relating to the payout of cash benefits under existing employment agreements, and the payment or entitlement of or to benefits under employee benefit plans sooner than if the merger had not happened. For example, 49,684 shares of restricted Bayonne common stock, for which these people would otherwise have waited longer to have, will be converted into approximately 52,200 shares of Richmond County common stock. Further, all outstanding options to purchase Bayonne common stock will be converted into options to purchase Richmond County common stock. Bayonne's officers and directors hold options to purchase 460,783 shares of Bayonne common stock. In addition, Mr. Michael A. Nilan, who is currently the President, Chief Executive Officer and a director of Bayonne, will become an officer of Richmond County Savings Bank. Richmond County has also agreed to increase its board of directors by one member and to appoint Mr. Patrick F.X. Nilan to fill that seat until the year 2000. Additionally, Mr. Patrick F.X. Nilan's consulting agreement with Bayonne will also be terminated after the merger, in return for which he will receive $100,000. Bayonne has also agreed to pay its Chief Financial Officer, Mr. Eugene Malinowski, approximately $350,000 if he is terminated because of the merger.

Also, following the merger, Richmond County will purchase directors' and officers' insurance for the officers and directors of Bayonne and will protect directors and officers of Bayonne against the cost of events occurring before the merger, including events related to the merger. This protection and insurance will be in addition to the protection and insurance to which the officers and directors of Richmond County are entitled. Additional interests of some of our directors and executive officers are described under "--Bayonne Stockholders Will Receive 1.05 Shares of Richmond County Common Stock for Each Bayonne Share" at page 45 of this document.

DIFFERENCES IN THE RIGHTS OF RICHMOND COUNTY'S AND BAYONNE'S STOCKHOLDERS  (PAGE
78)

After the merger is completed, Bayonne's stockholders automatically will become stockholders of Richmond County. Their rights as stockholders of Richmond County will be governed by Delaware General Corporation Law and by Richmond County's Certificate of Incorporation and bylaws. The rights of stockholders of Richmond County, as defined in its Certificate of Incorporation and bylaws, do not materially differ from the rights of the stockholders of Bayonne.

OUR REASONS FOR THE MERGER (PAGES 35 AND 44)

Our companies are proposing to merge because we believe that by combining them we can create a stronger and more diversified company that will provide significant benefits to our stockholders and customers alike. We believe that by bringing our customers and banking products together, we can do a better job of increasing our combined revenues than we could if we did not merge. We believe that the merger will strengthen our position as a competitor in the financial services business, which is rapidly changing and growing more competitive. While no assurances can be made, we expect to achieve cost savings in the merger that should have a beneficial effect on our earnings per share. To review our reasons for the merger in greater detail, as well as how we came to agree on the merger, please see pages 32 through 45.

OUR RECOMMENDATIONS TO STOCKHOLDERS (PAGES 35 AND 44)

The boards of directors of Richmond County and Bayonne believe that the terms of the merger agreement are fair to their respective stockholders, and unanimously recommend that their respective stockholders vote "FOR" the proposal to approve the merger agreement.

THE TRANSACTION IS FAIR TO STOCKHOLDERS ACCORDING TO TWO INVESTMENT ADVISORS (PAGES 36 AND 45)

Tucker Anthony Incorporated has delivered to the Richmond County board its opinion that, as of the date of this document, the exchange ratio is fair to Richmond County stockholders from a financial point of view. Sandler O'Neill & Partners, L.P. has delivered to the Bayonne board its opinion that, as of the date of this document, the exchange ratio is fair to Bayonne stockholders from a financial point of view. We have attached their opinions to this document as Annex C and Annex D. You should read these opinions completely to understand the assumptions made, matters considered and limitations of the review made by Tucker Anthony and Sandler O'Neill in providing these opinions.

STOCK OPTIONS (PAGE 54)

Upon completion of the merger, each option to acquire Bayonne common stock granted under Bayonne's stock option plans that is outstanding and unexercised immediately before completing the merger will become an option to purchase Richmond County common stock. The option will be governed by the terms of the Richmond County stock option plan. The number of shares of Richmond County common stock subject to Bayonne stock options, as well as the exercise price of those stock options, will be adjusted to account for the exchange ratio in the merger.


MANAGEMENT AND OPERATIONS AFTER THE MERGER (PAGE 57)

After the merger, the Richmond County board of directors will be made up of the directors on the board immediately before the merger, plus Patrick F.X. Nilan. Mr. Nilan is currently Chairman of the Bayonne board of directors. Mr. Nilan will serve on the Richmond County board until the year 2000. The remainder of Bayonne's board of directors who desire to do so will serve on an advisory board after the merger.

WHAT WE NEED TO DO TO COMPLETE THE MERGER (PAGE 58)

The completion of the merger depends on a number of conditions being met. In addition to the parties complying with the agreement, these include:

1. Approval of the agreement by both the Richmond County stockholders and the Bayonne stockholders.

2. Approval of the merger by the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, the Superintendent of Banks of New York State, and the Commissioner of the New Jersey Department of Banking and Insurance.

       We have filed, or soon will file, all of the required applications or notices with these regulatory authorities.

       As of the date of this document, we have not yet received the required approvals. While we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will get them.

3. Receipt by Richmond County and Bayonne of a legal opinion from their respective tax counsel that, for United States federal income tax purposes, Bayonne stockholders who exchange their shares for shares of Richmond County common stock will not recognize any gain or loss as a result of the merger, except in connection with the payment of cash instead of fractional shares. These opinions will be subject to various limitations and we recommend that you read the fuller description of tax consequences provided in this document beginning at page 65.

4. Approval by the National Market System of the Nasdaq Stock Market of the listing of the shares of Richmond County common stock to be issued in exchange for Bayonne common stock.

5. The absence of any injunction or legal restraint blocking the merger or government proceedings trying to block the merger.

Where the law permits, Richmond County or Bayonne could decide to complete the merger even though one or more of these conditions has not been met. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

TERMINATING THE AGREEMENT; WHO PAYS FOR WHAT (PAGE 64)

We can agree at any time to terminate the agreement without completing the merger, even if the stockholders of both our companies have approved it. Also, either of us can decide, without the consent of the other, to terminate the agreement if:

1. Any government agency denies an approval we need to complete the merger and that denial has become final, or if any government authority issues an order that blocks the merger.

2. We do not complete the merger by April 30, 1999, unless the failure to complete the merger by that time is due to the failure to obtain a governmental or regulatory approval, consent or waiver, in which case the termination date would be extended to July 31, 1999.

3. One party breaches the agreement in a way that would entitle the other party to terminate, as long as the party seeking to terminate the agreement has not also violated the agreement.

4. Richmond County's and/or Bayonne's stockholders do not approve the merger.

Bayonne can also terminate the agreement if the price of Richmond County common stock is less than $15.41 and has declined by more than 15% compared to a select group of its peers during a period prior to the anticipated closing. If Bayonne elects to terminate on this basis, Richmond County may prevent termination by increasing the number of shares of Richmond County stock to be received by Bayonne stockholders.

Regardless of whether the merger is completed, we will each pay our own fees and expenses, except that we will evenly divide the costs and expenses that we have incurred in printing and mailing this document and the registration fees that we will have to pay to the SEC.

WAIVING AND AMENDING PROVISIONS OF THE AGREEMENT (PAGE 64)

We can agree to amend the agreement, and each of us can waive our right to require the other party to adhere to the terms and conditions of the agreement, where the law allows. However, we may not do so after our stockholders approve the agreement if the amendment or waiver reduces or changes the consideration that will be received by Bayonne stockholders. In those cases, the stockholders negatively impacted by the change would have to approve the amendment or waiver.

BAYONNE MERGER STOCK OPTION AGREEMENT (PAGE 67)

At the request of Richmond County, Bayonne entered into a stock option agreement granting Richmond County an option to purchase 1,809,804 shares of Bayonne common stock.

Richmond County cannot exercise its option unless certain events occur. These events include the merger of Bayonne or the sale of a substantial amount of its assets to a third party unrelated to Richmond County. We do not know of any event that has occurred as of the date of this document that would permit Richmond County to exercise its option.

The most shares that can be purchased if the option is exercised is 19.9% of the total number of outstanding shares of Bayonne common stock. The purchase price per share under the option agreement is $15.50 per share.

Bayonne granted the option to increase the likelihood that we would complete the merger. The option agreement could discourage other companies from trying or proposing to combine with Bayonne before we complete the merger.


THE IRONBOUND MERGER (PAGE 69)

In a separate and unrelated transaction, Richmond County is also acquiring Ironbound Bankcorp, NJ. Ironbound is a New Jersey bank holding company. It operates Ironbound Bank. Ironbound Bank is a commercial bank that operates three branches in the New Jersey counties of Union and Essex. At September 30, 1998, Ironbound had total assets of $115.3 million, deposits of $102.8 million, and stockholders' equity of $11.5 million. The Ironbound merger does not require the approval of the Richmond County or Bayonne stockholders.

                     SELECTED HISTORICAL FINANCIAL DATA OF
                          RICHMOND COUNTY AND BAYONNE
                                  (UNAUDITED)

     The following tables show summarized historical financial data for each of us.

     The information in the following tables is based on historical financial information that we have presented in our prior SEC filings. All of the summary financial information we provide in the following tables should be read in connection with this historical financial information and with the more detailed financial information we provide in this document, which you can find beginning at page 79. The historical financial statements of Richmond County and Bayonne are incorporated by reference into this document. See "WHERE YOU CAN FIND MORE INFORMATION."

     Because Richmond County's fiscal year ends on June 30 and Bayonne's fiscal year ends on March 31, the financial data for Bayonne for the three months ended September 30 have been presented to coincide with the fiscal reporting period for Richmond County. Following the merger, the combined company's fiscal year, like that of Richmond County, will end on June 30.

     Richmond County was organized under Delaware law in September 1997. Therefore, all financial information contained herein for periods prior to December 31, 1997 relates solely to Richmond County Savings Bank. Richmond County's audited annual historical financial statements were audited by Ernst & Young LLP, independent certified public accountants, and Bayonne's audited annual historical financial statements were audited by KPMG LLP, independent certified public accountants.

                        RICHMOND COUNTY FINANCIAL CORP.
            SELECTED HISTORICAL UNAUDITED FINANCIAL AND OTHER DATA
                   (In thousands, except per share amounts)

     Richmond County's consolidated selected historical unaudited financial and other data has three sections: selected consolidated financial condition data, selected consolidated operating data and selected consolidated financial ratios and other data.

     On July 1, 1994, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 115 ( "SFAS No. 115") "Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, all affected debt and equity securities must be classified as held-to-maturity, trading, or available-for-sale. Classification is important because it affects the carrying amount of the security, as well as the timing of gain or loss recognition in the income statement.

     In November 1995 Richmond County Savings reclassified securities having a market value of $26 million from its held-to-maturity portfolio to its available-for-sale portfolio. In February 1998, in connection with its reassessment of its asset/liability management strategy, implemented at that time, transferred its entire held-to-maturity portfolio to its available-for-sale portfolio.

     At the time of its conversion on February 18, 1998 from a mutual savings bank to a stock form of ownership, Richmond County Savings formed the Richmond County Savings Foundation. As a result, Richmond County contributed 1,957,300 shares of its common stock valued at $19.6 million ($11.2 million net of tax). The effect of this one-time non-recurring charge was an increase in non-interest expense of $19.6 million for the year ended June 30, 1998.

     Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effect of all potential common shares (such as stock options) that were dilutive and outstanding during the period. For the three months ended September 30, 1998 basic and diluted earnings per share were $0.22. At June 30, 1998, Richmond County reported basic and diluted loss per share of $0.16. The loss per share reflected the operations of Richmond County from date of conversion, February 18, 1998, through June 30, 1998, and included the non-recurring charge relating to the foundation. On a pro forma basis, had Richmond County Savings converted as of July 1, 1997, basic and diluted earnings per share, for the year ended June 30, 1998, would have been $0.19. Basic and diluted earnings per share is not applicable to years prior to July 1, 1997, as Richmond County had no outstanding shares prior to February 18, 1998.

                                       THREE MONTHS ENDED
                                         SEPTEMBER 30,                               YEARS ENDED JUNE 30,
                                    ------------------------     --------------------------------------------------------------
                                         1998        1997           1998            1997       1996        1995       1994
                                    ----------   -----------     -----------     ---------    ---------   --------   --------
SELECTED CONSOLIDATED
 FINANCIAL CONDITION DATA:
Total assets......................  $1,692,615   $ 1,023,780     $ 1,595,844     $ 993,370    $ 914,483   $851,751   $825,663
Federal funds sold................       4,200         4,000          26,000         6,000       20,000     18,000     17,500
Debt and equity securities, net:
   Available for sale.............     237,956        40,764         238,890        19,706       21,659        607         --
   Held to maturity...............          --       187,469              --       205,201      307,700    287,879    328,779
Mortgage-backed and mortgage-
   related securities, net:
   Available for sale.............     593,714        76,286         604,304        27,398        1,394      1,683         --
   Held to maturity...............          --       147,737              --       185,122       80,284     92,404     74,961
Loans receivable, net.............     774,558       515,516         644,469       496,258      419,270    392,409    355,850
Federal Home Loan Bank of               20,375            --          15,550            --           --         --         --
   New York stock.................
Intangible assets.................       1,130         1,447           1,209         1,527        1,802      2,115      2,428
Deposits..........................     953,506       887,489         950,808       885,818      819,216    766,231    750,216
Borrowings........................     400,000        25,639         306,000            --           --         --         --
Stockholders' equity..............     329,826       104,253         328,595       100,865       89,901     81,166     73,550

SELECTED OPERATING DATA:
Interest income...................      27,662        17,754          86,754        65,781       59,063     54,321     51,608
Interest expense..................      12,599         7,596          37,512        27,707       26,254     22,456     20,207
                                    ----------   -----------     -----------     ---------    ---------   --------   --------
   Net interest income before
      provision for possible
      loan losses.................      15,063        10,158          49,242        38,074       32,809     31,865     31,401
Provision for possible loan
   losses.........................         750           450           2,200         1,080        1,600        600        859
                                    ----------   -----------     -----------     ---------    ---------   --------   --------
   Net interest income after
      provision  for possible
      loan losses.................      14,313         9,708          47,042        36,994       31,209     31,265     30,542
                                    ----------   -----------     -----------     ---------    ---------   --------   --------
Non-interest income...............       1,844           817           3,601         2,861        2,827      2,659      2,961
Non-interest expense..............       7,632         4,955          44,046        19,667       18,503     18,139     17,287
                                    ----------   -----------     -----------     ---------    ---------   --------   --------
Income before income taxes and
   cumulative effect of changes
   in accounting principles.......       8,525         5,570           6,597        20,188       15,533     15,785     16,216
Provision for income taxes........       3,171         2,717           2,071         9,463        6,803      6,919      7,305
                                    ----------   -----------     -----------     ---------    ---------   --------   --------
Income before cumulative effect
   of changes in accounting
   principles.....................       5,354         2,853           4,526        10,725        8,730      8,866      8,911
                                    ----------   -----------     -----------     ---------    ---------   --------   --------
Cumulative effect of changes in
   accounting principles (1)......          --            --              --            --            --    (1,316)     1,232
                                    ----------   -----------     -----------     ---------     ---------   --------   --------
Net income........................  $    5,354   $     2,853     $     4,526      $ 10,725     $   8,730   $ 7,550    $10,143
                                    ==========   ===========     ===========     =========     =========   ========   ========
Basic and diluted income (loss)
   per share since Conversion.....  $      .22           N/A     $     (0.16)          N/A           N/A       N/A        N/A
                                    ==========                   ===========

                                              AT OR FOR THE
                                            THREE MONTHS ENDED
                                              SEPTEMBER 30,           AT OR FOR THE YEAR ENDED JUNE 30,
                                           --------------------  --------------------------------------------
                                            1998      1997       1998       1997    1996       1995    1994
                                           -------   ----------  -------   ------  -------  -------  -------
SELECTED CONSOLIDATED FINANCIAL
  RATIOS AND OTHER DATA (2):
Performance Ratios (3):
   Return on average assets.............     1.32%     1.13%       1.26%    1.13%    0.99%    0.91%    1.27%
   Return on average
      stockholders' equity..............     6.48     10.96        8.36    11.25    10.25     9.80    14.97
   Average stockholders' equity
      to average assets.................    20.37     10.27       15.05    10.07     9.70     9.29     8.50
   Stockholders' equity to total
      assets at end of period...........    19.49     10.18       20.59    10.15     9.83     9.53     8.91
   Net interest rate spread (4).........     2.81      3.60        3.29     3.64     3.48     3.66     3.85
   Net interest margin (5)..............     3.87      4.22        4.10     4.22     3.96     4.06     4.16
   Average interest-earning
      assets to average interest-
      bearing liabilities...............   132.95    119.74      126.04    18.94   114.99   113.96   111.64
   Total non-interest expense
      to average assets (6).............     1.88      1.94        1.93     1.99     2.07     2.15     2.13
   Net interest income to
      operating expenses................   197.37    205.01      201.09    93.59   177.32   175.67   181.65
   Efficiency ratio (7).................    44.68     44.43       45.75    46.08    51.04    51.63    49.40
Asset Quality Ratios:
   Non-performing loans as
      a percent of loans, net...........     0.49%     0.84%       0.85%    0.78%    0.91%    0.76%    1.51%
   Non-performing assets as
      a percent of total assets.........     0.24      0.50        0.37     0.46     0.48     0.39     0.71
   Allowance for loan losses as a
      percent of loans receivable, net..     1.01      1.13        1.12     1.10     1.14     0.83     0.87
   Allowance for loan losses as a
      percent of total non-performing
      loans.............................   208.59    135.08      131.50    41.09   125.55   109.35    57.64
Regulatory Capital Ratios and Other
   Data:
   Leverage capital.....................    12.38%     9.64%      12.81%    9.54%    9.65%    9.25%    8.60%
   Total risk-based capital.............    22.49     18.52       24.81    18.91    19.20    18.33    16.23
   Tier I capital.......................    21.60     17.63       23.87    17.98    18.33    17.92    15.71
Number of customer facilities...........       14        13          13       13       13       13       13

__________________________________
(1) Cumulative effect of changes in accounting principles reflects a charge, net of tax, of $1.3 million for fiscal 1995, resulting from the adoption of SFAS No. 106 ("SFAS No. 106"), "Employer's Accounting For Post-Retirement Benefits Other than Pensions," and a credit to earnings of $1.2 million for fiscal 1994, resulting from the adoption of SFAS No. 109 ("SFAS No. 109"), "Accounting for Income Taxes."
(2) Asset Quality Ratios and Regulatory Capital Ratios are end of period ratios. With the exception of end of period ratios and fiscal year 1998, which is based on daily average balances, all ratios are based upon average balances during the indicated period. Averages for the periods ended fiscal 1997, 1996, 1995 and 1994, utilize average month-end balances.
(3) All performance ratios for the year ended June 30, 1998, exclude the one-time non-recurring charge of $19.6 million ($11.2 million net of tax) for the funding of the Richmond County Savings Foundation at the time of Richmond County Savings' conversion.
(4) The net interest margin spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(5) The net interest margin represents net interest income as a percent of average interest-earning assets.
(6) Total non-interest expense excludes the effect of amortization of goodwill. The 1997 ratio excludes the one-time special assessment of $493,000 to recapitalize the Savings Association Insurance Fund. Including the effects of the amortization of goodwill and funding of the Richmond County Savings Foundation, total non-interest expense to average assets for the year ended June 30, 1998 would be 3.52%.
(7) The efficiency ratio represents the ratio of non-interest expense, excluding the effect of amortization of goodwill and the Savings Association Insurance Fund's special assessment, divided by the sum of net interest income and non-interest income. Including the effects of the amortization of goodwill and the contribution to the Richmond County Savings Foundation, the efficiency ratio for the year ended June 30, 1998 would be 83.35%.

                           BAYONNE BANCSHARES, INC.
            SELECTED HISTORICAL UNAUDITED FINANCIAL AND OTHER DATA
                   (In thousands, except per share amounts)

     Listed below are selected financial and other data of Bayonne. This information is derived in part from and should be read in conjunction with the Consolidated Financial Statements of Bayonne and the Notes to those statements included in Bayonne's Form 10-K, as amended, as of March 31, 1998. The selected financial and other data at or for the six month periods ended September 30, 1998 and 1997 are unaudited. However, in the opinion of management, all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation at such dates and for such periods have been made. The results of operations for the six-month period ended September 30, 1998, are not necessarily indicative of results that may be expected for a full fiscal year. At the time of First Savings' reorganization into a mutual holding company structure in 1995, First Savings changed its fiscal year-end from May 31 to March 31. At June 30, 1998, Bayonne had total assets of $700.0 million, deposits of $422.0 million and stockholders' equity of $96.0 million. Net income for the three months ended June 30, 1998 was $1.1 million, compared to $838,000 for the three months ended June 30, 1997.

     Loans receivable, net, excludes loans to joint ventures of First Savings' subsidiaries. U.S. Government and agency obligations, net of valuation allowance at September 30, 1998 and 1997, March 31, 1998, 1997, 1996 and 1995 and May 31,
1994 includes $80.3 million, $61.1 million, $61.1 million, $69.5 million, $67.6 million, $92.6 million, $64.3 million and $64.1 million of those securities, net of valuation allowances classified as available for sale, and $7.9 million, $7.9 million, $7.9 million, $8.9 million, $8.9 million, $83.7 million and $82.7 million, respectively, of those securities were classified as held to maturity. Mortgage securities include mortgage-backed securities and mutual funds that invest primarily in mortgage-backed securities, net of valuation allowance. At September 30, 1998 and 1997 and March 31, 1998, 1997, 1996 and 1995 and May 31,
1994, all such securities were classified as available for sale.

                                          SEPTEMBER 30,                   MARCH 31,                  MAY 31,
                                        -----------------   --------------------------------------  --------
                                          1998      1997      1998      1997      1996      1995      1994
                                        --------  -------   --------  --------  --------  --------  --------
SELECTED CONSOLIDATED FINANCIAL
  CONDITION DATA:
   Total assets.......................  $672,657  $609,053  $646,058  $577,004  $651,945  $512,126  $547,550
   Cash and cash equivalents..........     3,047    14,221    16,617    15,472    11,791     6,111    47,839
   Loan receivable, net:
      Real estate.....................   278,802   203,262   208,723   207,262   198,658   197,240   172,552
      Consumer........................    29,987    28,558    26,742    28,362    25,370    21,314    16,428
                                        --------  --------  --------  --------  --------  --------  --------
         Total loans receivable, net..   308,789   231,820   235,465   235,624   224,028   218,554   188,980
   U.S. Government and agency             88,208    76,931    77,446    76,489   101,729   148,062   146,806
      obligations, net of valuation
      allowance.......................
   Mortgage securities, net...........   244,179   262,646   274,652   222,980   289,848   117,205   141,271
   Deposits...........................   420,749   432,131   423,545   444,139   445,424   444,380   471,681
   Borrowed funds.....................   147,022    75,489   115,380    75,598   151,334    15,032        --
   Stockholders' equity...............    95,152    95,161    98,649    48,079    49,519    46,625    34,066

                                                                                                TEN
                                                                                               MONTHS       YEAR
                                            THREE MONTHS ENDED                                  ENDED       ENDED
                                               SEPTEMBER 30,       YEARS ENDED MARCH 31,       MARCH 31,    MAY 31,
                                            -------   -------   ----------------------------------------    -------
                                              1998     1997      1998      1997      1996        1995(1)      1994
                                            -------   -------   -------   -------   -------     --------    -------
SELECTED CONSOLIDATED OPERATING
   DATA:
   Total interest and dividend income.....  $11,137   $10,293   $40,860   $41,126   $37,309     $28,431     $35,616
   Total interest expense.................    6,735     6,429    24,872    27,469    23,842      15,831      20,795
                                            -------   -------   -------   -------   -------     -------     -------
      Net interest income (8).............    4,402     3,864    15,988    13,657    13,467      12,600      14,821
   Provision for loan losses (8)..........       75        45       180       320       450         350         500
                                            -------   -------   -------   -------   -------     -------     -------
      Net interest income after               4,327     3,819    15,808    13,337    13,017      12,250      14,321
         provision for loan losses (8)....  -------   -------   -------   -------   -------     -------     -------

   Other income (loss):
      Loan fees and service charges.......       69        63       238       294       307         285         428
      Deposit fees........................      159       147       611       576       327         256         305
      Gain (loss) on sale of securities
         available for sale, net (2)......      197        (5)       (5)   (2,878)   (2,217)       (547)        262
      Income from subsidiary..............       69        26       204       168       251          85          18
      Gain (loss) on sale of real estate
         acquired in settlement of loans..       (8)       (1)       (9)      (92)       (7)         --          62
      Other...............................       52        53       304       136       126          49         705
                                            -------   -------   -------   -------   -------     -------     -------
         Total other income (loss) (8)....      538       283     1,343    (1,796)   (1,213)        128       1,780
                                            -------   -------   -------   -------   -------     -------     -------
   Operating expenses:
      Compensation and employee               1,588     1,476     5,619     7,184     5,821       4,674       4,735
         benefits.........................
      Occupancy and equipment.............      310       311     1,179     1,201     1,211       1,000       1,035
      Data processing service                   210       207       821       707       683         488         585
         expense..........................
      Savings Association Insurance              --        --        --     2,895        --          --          --
         Fund assessment (3)..............
      Federal insurance premiums..........      134       142       569       974     1,163         990       1,210
      Other...............................      526       428     1,982     1,641     1,937       1,799       1,951
                                            -------   -------   -------   -------   -------     -------     -------
         Total operating expenses.........    2,768     2,564    10,170    14,602    10,815       8,951       9,516
                                            -------   -------   -------   -------   -------     -------     -------
   Income/(loss) before income tax            2,097     1,538     6,981    (3,061)      989       3,427       6,585
      expenses and cumulative effect
      of accounting changes...............
   Income tax expense.....................      776       569     2,602       154       374       1,236       2,247
                                            -------   -------   -------   -------   -------     -------     -------
   Income/(loss) before cumulative            1,321       969     4,379    (3,215)      615       2,191       4,338
      effect of accounting changes........
   Cumulative effect of accounting
      changes:
      Income taxes........................       --        --        --        --        --          --         400
      Postretirement benefits.............       --        --        --        --        --          --      (1,216)
      Investments.........................       --        --        --        --        --          --         471
                                            -------   -------   -------   -------   -------     -------     -------
         Net income/(loss) (8)............  $ 1,321   $   969   $ 4,379   $(3,215)  $   615     $ 2,191     $ 3,993
                                            =======   =======   =======   =======   =======     =======     =======
   Basic earnings/(loss) per share........  $  0.15   $  0.11   $  0.49   $ (0.37)  $  0.07       N/A(4)      N/A(4)
                                            =======   =======   =======   =======   =======
   Diluted earnings/(loss) per share......  $  0.15   $  0.11   $  0.49   $ (0.37)  $  0.07       N/A(4)      N/A(4)
                                            =======   =======   =======   =======   =======

                                                        (continued on next page)

                                                AT OR FOR THE                                TEN
                                                 THREE MONTHS                              MONTHS        YEAR
                                                    ENDED                                   ENDED       ENDED
                                                SEPTEMBER 30, (9) YEARS ENDED MARCH 31,   MARCH 31,     MAY 31,
                                             ---------  ------   ----------------------- -----------  ---------
                                                1998     1997     1998    1997    1996       1995         1994
                                             ---------  ------   -----   ------  ------  -----------  --------
SELECTED FINANCIAL RATIOS AND OTHER
 DATA:
Performance ratios:
   Equity to assets at period end (7)........   14.15%   15.62%  15.27%   8.33%   7.60%       9.10%       6.22%
   Net interest rate spread (difference
      between average yield on interest-
      earning assets and average cost of
      interest-bearing liabilities) (7)......    2.05     2.12    2.18    1.99    2.16        2.92        2.52
   Net interest margin (net interest income
      as a percentage of average interest-
      earning assets) (7)....................    2.66     2.63    2.72    2.28    2.48        3.12        2.71
   Return on average assets (net income
      divided  by average total assets) (7)..    0.78     0.64    0.72   (0.52)   0.11        0.52        0.71
   Return on average equity (net income
      divided by average equity) (7).........    5.53     6.85    5.82   (6.56)   1.20        7.06       10.22
   Dividend payout ratio (5).................   41.67%   38.64%  24.64%    N/A(4) 38.0%        N/A(4)      N/A(4)
   Stockholders' equity to average assets
      ratio (average stockholders' equity
      divided by average total assets).......   14.04     9.30   12.39    7.90    9.08        7.30        6.92
   Total other income to average
      assets (7).............................    0.32     0.19    0.22   (0.29)  (0.21)       0.03        0.31
   Total operating expenses to average
      assets (6) (7).........................    1.63     1.69    1.68    1.87    1.91        1.76        1.68
   Net interest income to total operating
      expense (6)............................    1.59x    1.51x   1.57x   1.18x   1.25x       1.41x       1.56x
   Net interest income after provision for
      loan losses, to total operating
      expense (6)............................    1.56x    1.49x   1.55x   1.15x   1.20x       1.37x       1.51x
   Average interest-earning assets to
      average interest-bearing
      liabilities (7)........................    1.15x    1.12x   1.13x   1.06x   1.07x       1.05x       1.05x
Asset quality ratios:
   Loans 90 days or more past due to net
      loans..................................    1.39%    2.77%   1.62%   2.38%   2.66%       2.55%       3.64%
   Loans 90 days past due and other
      nonperforming assets to total assets...    0.71%    1.05%   0.64%   1.08%   1.00%       1.29%       1.53%
   Allowance for loan losses to loans 90
      days past due and other
      nonperforming assets...................   63.43%   50.56%  71.21%  50.66%  45.54%      40.62%      34.74%
   Allowance for loan losses as a percent
      of net loans receivable at end of
      period.................................    0.98%    1.40%   1.25%   1.34%   1.33%       1.22%       1.54%
Regulatory capital ratios:
   Tangible capital (7)......................   12.24%   11.99%  12.01%   8.99%   8.48%      10.83%       6.22%
   Core capital (7)..........................   12.24    11.99   12.01    8.99    8.48       10.83        6.22
   Risk-based capital (7)....................   27.30    34.67   33.85   25.31   26.10       32.21       20.61
Number of full-service offices...............       4        4       4       4       4           4           4

                                                        (footnotes on next page)

_______________________
(1) At the time of its 1995 reorganization, First Savings Bank changed its fiscal year end from May 31 to March 31.
(2) The loss on securities available for sale in 1997 and 1996 resulted from the sale of investment securities as part of First Savings Bank restructuring of its investment portfolio.
(3) Reflects the Savings Association Insurance Fund's Special Assessment of $2.9 million as of September 30, 1996.
(4)    Not applicable.
(5)    Aggregate dividends per share divided by net income per share.
(6) Total operating expense does not include income tax expense, the provision for loan losses or the Savings Association Insurance Fund Special Assessment.
(7) At June 30, 1998 Bayonne had an equity to assets ratio of 13.10%, a net interest rate spread ratio of 2.00%, a net interest rate margin ratio of 2.61%, a return on average assets ratio of .67%, a return on average equity ratio of 4.56%, a total other income to assets ratio of .19, a total operating expenses to average assets ratio of 1.64%, an average interest-earning assets to average interest-bearing liabilities ratio of 1.15x, a tangible capital ratio of 11.42%, a core capital ratio of 11.42% and a risk-based capital ratio of 25.9%.
(8) Net interest income was $4.2 million for the quarter ended June 30, 1998 compared to $3.6 million for the comparable prior year quarter. Non-interest income totalled $311,000 for the three months ended June 30, 1998, compared to $398,000 for the quarter ended June 30, 1997. Total interest expense was $6.4 million for the three months ended June 30, 1998, compared to $6.3 million for the three months ended June 30, 1997. The provision for loan losses totalled $50,000 for the three months ended June 30, 1998 as compared to $45,000 for the prior year's three month period.
(9)    Annualized where appropriate.

                     UNAUDITED PRO FORMA COMBINED SELECTED
                             FINANCIAL INFORMATION

     The following unaudited pro forma combined selected financial information combine Richmond County's historical results with Bayonne's historical results as if the Bayonne merger had become effective as of the dates indicated in the case of the balance sheet information presented, and as if the Bayonne merger had become effective at the beginning of the periods indicated in the case of the income statement information presented. We refer to this as "pro forma" information. In addition, because the Bayonne merger and the Ironbound merger are expected to be completed during the same time period, the following pro forma tables reflect the Bayonne merger and the Ironbound merger. The pro forma
                                        ---
information in the tables assumes that the Bayonne merger and the Ironbound merger are accounted for using the purchase method of accounting.

     The merger will be accounted for as a "purchase," which means that the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the time the companies are combined.
For a more detailed description of purchase accounting, see "THE BAYONNE MERGER- -Accounting Treatment of the Merger."

     Because Richmond County's fiscal year ends on June 30, Bayonne's fiscal year ends on March 31, and Ironbound Bankcorp, NJ's ends on December 31, the financial data for Bayonne and Ironbound Bankcorp, NJ for the three months ended September 30 have been presented to coincide with the fiscal reporting period for Richmond County. Following the Bayonne merger, the combined company's fiscal year, like that of Richmond County, will end on June 30.

     When reviewing these tables, you should also read the historical financial statements, including their notes, of Richmond County and Bayonne. See "WHERE YOU CAN FIND MORE INFORMATION" on page 18 of this document. You should also read the more detailed pro forma financial information, including their notes, that are found on page 79 of this document.

     This information is presented for informational purposes only. You should not assume that Richmond County, Bayonne and Ironbound would have achieved the combined pro forma results if they had actually been combined during the periods shown.

     There may be certain cost savings and/or revenue enhancements that will result from the Bayonne merger and the Ironbound merger. The information furnished in these tables does not reflect either the cost savings or the revenue enhancements.

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA
                   OF RICHMOND COUNTY, IRONBOUND AND BAYONNE

                                                                  AT
                                                             SEPTEMBER 30,
                                                                 1998
                                                             -------------
          PRO FORMA CONDENSED COMBINED BALANCE SHEET:
             Total assets.................................    $2,522,691
             Long term borrowings.........................       548,582
             Total stockholders' equity...................       478,377

                                                                      THREE MONTHS
                                                                         ENDED                   YEAR ENDED
                                                                      SEPTEMBER 30,               JUNE 30,
                                                                          1998                      1998
                                                                      -------------              ----------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME :
   Net interest income after provision for loan losses......             $19,808                  $67,596
   Net income...............................................               6,378                    8,048(1)
   Earnings from per common share:
      Basic.................................................                0.18                     0.23(1)
      Diluted...............................................                0.18                     0.23(1)
   Cash dividends declared per common share.................             $ 0.068                  $ 0.127

______________________
(1) Includes a one-time non-recurring charge of $19.6 million ($11.2 million, net of tax) for funding of the Richmond County Savings Foundation at the time of Richmond County Savings' conversion.

                          COMPARATIVE PER SHARE DATA
                                  (UNAUDITED)

     The following table sets forth information about our earnings per share, dividends per share and book value per share, and similar information reflecting the Bayonne merger. In addition, we have included similar information relating to the Ironbound merger. You can use this table to understand how the Bayonne merger and the Ironbound merger would have affected Richmond County's earnings, dividends and book value, all on a per share basis if the mergers had taken effect on the first day of the period described below. The first item listed in each category gives you historical information relating to Richmond County. The information set forth below is only a summary and you should read it together with the historical financial statements and related notes contained in the annual reports and other information that Richmond County and Bayonne have either attached to this document or have filed previously with the SEC. See "WHERE YOU CAN FIND MORE INFORMATION" on page 18.

                                                    THREE MONTHS
                                                        ENDED       YEAR ENDED
                                                    SEPTEMBER 30,    JUNE 30,
                                                        1998           1998
                                                    -------------   ----------
BASIC EARNINGS (LOSS) PER SHARE (1):
   Richmond County................................     $ 0.22       $(0.16) (4)
   Bayonne........................................       0.15         0.49
   Richmond County pro forma (with Bayonne only)..       0.18         0.21
   Bayonne pro forma equivalent...................       0.19         0.22
   Bayonne pro forma equivalent with Ironbound....       0.19         0.24
DILUTED EARNINGS (LOSS)  PER SHARE (1):
   Richmond County................................     $ 0.22       $(0.16) (4)
   Bayonne........................................       0.15         0.49
   Richmond County pro forma (with Bayonne only)..       0.18         0.21
   Bayonne pro forma equivalent...................       0.19         0.23
   Bayonne pro forma equivalent with Ironbound....       0.19         0.24
CASH DIVIDENDS DECLARED PER SHARE (2):
   Richmond County................................     $0.070       $0.110
   Bayonne........................................      0.063        0.170
   Richmond County pro forma (with Bayonne only)..      0.070        0.110
   Bayonne pro forma equivalent...................      0.074        0.116
   Bayonne pro forma equivalent with Ironbound....      0.074        0.116
BOOK VALUE PER SHARE AT PERIOD END (3):
   Richmond County................................     $12.48       $12.44
   Bayonne........................................      10.43        10.85
   Richmond County pro forma (with Bayonne only)..      12.58         N/A
   Bayonne pro forma equivalent...................      13.21         N/A
   Bayonne pro forma equivalent with Ironbound....      12.78         N/A
TANGIBLE BOOK VALUE PER SHARE AT PERIOD END:
   Richmond County................................     $12.44       $12.39
   Bayonne........................................      10.43        10.85
   Richmond County pro forma (with Bayonne only)..      11.78         N/A
   Bayonne pro forma equivalent...................      12.37         N/A
   Bayonne pro forma equivalent with Ironbound....      12.16         N/A

____________________
(1) The pro forma combined net income per share of Richmond County common stock is based upon the combined historical net income for Richmond County and Bayonne for the periods indicated divided by the average pro forma fully diluted common share of the combined entities.
(2) Richmond County pro forma cash dividends per share represent historical cash dividends declared by Richmond County and assumes no changes in cash dividends declared per share. Bayonne pro forma equivalent cash dividends per share represent such amounts multiplied by the exchange ratio of 1.05.
(3) Richmond County pro forma stated and tangible book value per share amounts are based on the historical total stockholders' equity of the combined entity divided by the total pro forma common shares of the combined entity based on the exchange ratio of 1.05. The Bayonne pro forma equivalent stated book value and tangible book value per share amounts are computed by multiplying the Richmond County pro forma amounts by the exchange ratio of 1.05.
(4) Richmond County converted to stock form on February 18, 1998, accordingly, earnings per share for the fiscal year ended June 30, 1998 are presented on an historical basis from February 18, 1998 to June 30, 1998. Includes the one-time non-recurring charge of $19.6 million ($11.2 million, net of tax) for funding of the Richmond County Savings Foundation at the time of Richmond County Savings' conversion.

                                 THE COMPANIES

RICHMOND COUNTY

     Richmond County is a savings and loan holding company organized under the laws of the State of Delaware in 1997. Richmond County's wholly owned subsidiary, Richmond County Savings Bank, operates 14 banking offices in the New York City Borough of Staten Island, one banking office in the New York City Borough of Brooklyn, and one multi-family loan processing center in Jericho, Long Island. Richmond County Savings is a New York State-chartered savings bank which has operated since 1886. Richmond County Savings' deposits are insured by the Bank Insurance Fund of the FDIC.

     At September 30, 1998, Richmond County had total assets of $1.7 billion, deposits of $953.5 million and stockholders' equity of $329.8 million.

     For more information about Richmond County, reference is made to the 1998 Richmond County Form 10-K. See "WHERE YOU CAN FIND MORE INFORMATION."

BAYONNE

     Bayonne is a savings and loan holding company organized under the laws of the State of Delaware in 1997. Bayonne's wholly owned subsidiary, First Savings Bank of New Jersey, SLA, operates four banking offices and one financial center in Bayonne, New Jersey. First Savings is a New Jersey savings association which has operated since 1889. First Savings' deposits are insured by the Savings Association Insurance Fund of the FDIC.

     In January 1995, First Savings reorganized from a New Jersey chartered mutual savings and loan association into the federal mutual holding company form of organization. In connection with the 1995 reorganization, First Savings became a New Jersey chartered stock savings association and issued approximately 54% of its outstanding common stock to Bayonne Bankshares, M.H.C., a federal mutual holding company. First Savings sold the remaining shares of outstanding common stock to certain members of the general public.

     In August 1997, First Savings and Bayonne MHC completed a conversion and reorganization from the mutual holding company to the stock holding company form of organization. Through the second-step conversion, First Savings formed Bayonne and as the result of a series of corporate reorganizations became a wholly owned subsidiary of Bayonne. Bayonne exchanged 2.933 shares of its common stock for each share of common stock of First Savings held by public stockholders and sold an additional 4.8 million shares of its common stock to members of the general public. The shares of First Savings common stock held by Bayonne MHC were cancelled and the separate corporate existence of Bayonne MHC was terminated.

     At September 30, 1998, Bayonne had total assets of $672.7 million, deposits of $420.7 million and stockholders' equity of $95.2 million.

     For more information about Bayonne, reference is made to the 1998 Bayonne Form 10-K. The Bayonne Form 10-K is incorporated by reference into this document. See "WHERE YOU CAN FIND MORE INFORMATION."

                      WHERE YOU CAN FIND MORE INFORMATION

     Richmond County and Bayonne file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that the companies file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Richmond County and Bayonne public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Website maintained by the SEC at "http://www.sec.gov."

     Richmond County has filed the registration statement to register with the SEC the shares of Richmond County common stock to be issued to Bayonne stockholders in the merger. This prospectus is a part of the registration statement and constitutes a prospectus of Richmond County, a proxy statement of Richmond County for the Richmond County special meeting and a proxy statement of Bayonne for the Bayonne annual meeting.

     As allowed by SEC rules, this document does not contain all the information that stockholders can find in the registration statement or the exhibits to the registration statement.

     The SEC allows Richmond and Bayonne to "incorporate by reference" information into this document, which means that Richmond County and Bayonne can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in the document. This document incorporates by reference other documents which are listed below that Richmond and Bayonne have previously filed with the SEC. The documents contain important information about their financial condition.

RICHMOND COUNTY SEC FILINGS (FILE NO. 0-23271)

Registration Statement on Form 8-A         Dated October 27, 1997
Quarterly Report on Form 10-Q              Three months ended March 31, 1998
Annual Report on Form 10-K                 Year ended June 30, 1998
Quarterly Report on Form 10-Q              Three months ended September 30, 1998
Amended Quarterly Report on Form 10-Q/A    Three months ended September 30, 1998
Current Report on Form 8-K                 Dated July 27, 1998
Current Report on Form 8-K                 Dated October 16, 1998

BAYONNE SEC FILINGS (FILE NO. 0-22499)

Registration Statement on Form 8-A         Dated April 30, 1997
Annual Report on Form 10-K                 Year ended March 31, 1998
Amended Annual Report on Form 10-K/A       Year ended March 31, 1998
Quarterly Report on Form 10-Q              Three months ended June 30, 1998
Quarterly Report on Form 10-Q              Three months ended September 30, 1998
Amended Quarterly Report on Form 10-Q/A    Three months ended September 30, 1998
Current Report on Form 8-K                 Dated July 27, 1998
Current Report on Form 8-K/A               Dated October 16, 1998

     Richmond County and Bayonne incorporated by reference additional documents that they might file with the SEC between the date of this prospectus and the date of their meetings. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. The Bayonne Annual Report on Form 10-K for the Year Ended March 31, 1998 as well as subsequent quarterly reports on Forms 10-Q, and any amendments to these forms, are also being mailed along with this document to Bayonne stockholders.

     Richmond County has supplied all information contained or incorporated by reference in this document relating to Richmond County.

     Bayonne has supplied all information contained or incorporated by reference in this document relating to Bayonne.

     If you are a stockholder of Richmond County or Bayonne, as the case may be, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through Richmond County or Bayonne, as the case may be, or the SEC or the SEC's Internet World Wide Website described above.

     Documents incorporated by reference are available from the companies without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. Stockholders of Richmond County or Bayonne may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

               Richmond County Financial Corp.
               1214 Castleton Avenue
               Staten Island, New York  10310
               Attention:  Thomas R. Cangemi, Corporate Secretary
               Telephone No. (718) 448-2800

               Bayonne Bancshares, Inc.
               568 Broadway
               Bayonne, New Jersey  07002
               Attention:  Thomas Coughlin, Corporate Secretary
               Telephone No. (201) 437-1000

     If you would like to request documents from either company, please do so by February 12, 1999 to receive them before the Richmond County special meeting and/or Bayonne annual meeting. If you request any incorporated documents from us we will mail them to you by first-class mail, or other equally prompt means, within one business day of our receipt of your request.

     You should rely only on the information contained or incorporated by reference in this document to vote your shares at the Richmond County meeting and/or Bayonne meeting. Richmond County and Bayonne have not authorized anyone to provide you with information that is different from what is contained in this document. This prospectus is dated January 28, 1999. You should not assume that the information contained in the prospectus is accurate as of any date other than that date, and neither the mailing of this document to stockholders nor the issuance of Richmond County's securities in the merger shall create any implication to the contrary.

     We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                          FORWARD-LOOKING STATEMENTS

     This document, the documents incorporated by reference in this document, or any other written or oral statements made by or on behalf of Richmond County and Bayonne may include forward-looking statements with respect to the financial condition, results of operations and business of Richmond County and Bayonne, based on management's belief and information currently available to management. Such forward-looking statements are subject to risks, uncertainties and assumptions. Actual results may vary materially from those anticipated, estimated, projected or expected. Among, but not limited to, the factors that may cause variations from such forward-looking statements are:

     . fluctuations in the economy, especially in the market areas of Richmond County and its proposed acquisition entities;

     .    changes in the interest rate environment;

     . Richmond County's ability to realize anticipated cost savings relating to pending acquisitions;

     . Richmond County's success in assimilating acquired operations in Richmond County's culture, including its ability to instill Richmond County's credit culture into acquired operations;

     .    the continued growth of the markets in which Richmond County operates;
          and

     .    the enactment of legislation impacting Richmond County.

     Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of Richmond County and Bayonne. Additional information with respect to factors that may cause the results to differ materially from those contemplated by such forward-looking statements is included in Richmond County's and Bayonne's current and subsequent filings with the SEC.

                    MARKET PRICES AND DIVIDEND INFORMATION

     Richmond County common stock is listed on the Nasdaq National Market under the symbol "RCBK." Bayonne common stock is listed on the Nasdaq National Market under the symbol "FSNJ."

     The following table lists the high and low prices per share for Richmond County common stock and Bayonne common stock as reported on the Nasdaq National Market and the quarterly cash dividends declared by each company for the periods indicated. Richmond County common stock began trading on the Nasdaq National Market on February 18, 1998. After the second-step conversion of Bayonne, the common stock of Bayonne began trading on the Nasdaq National Market in August, 1997.

                                                 RICHMOND COUNTY
                                                  COMMON STOCK                     BAYONNE COMMON STOCK
                                         -----------------------------        -----------------------------
                                           HIGH     LOW      DIVIDENDS          HIGH      LOW     DIVIDENDS
                                         --------  -----     ---------        --------   -----    ---------
1997
   Quarter ended March 31.......            N/A     N/A         N/A           $ 8.35     $ 7.16    $.0425
   Quarter ended June 30........            N/A     N/A         N/A             9.21       7.93     .0425
   Quarter ended September 30...            N/A     N/A         N/A            13.06       9.20     .0425
   Quarter ended December 31....            N/A     N/A         N/A            13.38      11.63     .0425
1998
   Quarter ended March 31.......          $19.63  $15.68       $0.05          $14.88     $12.06    $.0425
   Quarter ended June 30........           19.75   17.75        0.06           17.38      15.25     .0625
   Quarter ended September 30...           18.69   11.88        0.07           17.13      10.00     .0625
   Quarter ended December 31....           17.13   11.31        0.08           17.56      10.63     .0625
1999
   Quarter ended March 31                 $16.44  $15.00       N/A(1)         $16.75     $15.38     N/A(1)
      (As of January 19, 1999)..

___________________
(1) As of January 19, 1999, neither Richmond County nor Bayonne had declared their dividends for the first calendar quarter of 1999.


     The following table shows the closing price per share of Richmond County common stock, Bayonne common stock and the equivalent per share price for Bayonne common stock giving effect to the merger on (1) October 13, 1998, which is the last business day preceding the public announcement of the amendments to the merger agreement, and (2) January 19, 1999, which is the last practicable trading day prior to the mailing of this document. The equivalent per share price of Bayonne common stock was computed by multiplying the price of Richmond County common stock by the 1.05 exchange ratio.

                                                                   EQUIVALENT
                                                                   PRICE PER
                                                                   SHARE OF
                              RICHMOND COUNTY      BAYONNE          BAYONNE
                               COMMON STOCK      COMMON STOCK    COMMON STOCK
                              ---------------    ------------    ------------
October 13, 1998..........             $12.25          $12.00        $12.86
January 19, 1999..........             $15.81          $16.13        $16.60

     You should obtain current market quotations for Richmond County common stock and Bayonne common stock as the market price of Richmond County common stock will continue to fluctuate between the date of this document and the date on which the Bayonne merger is completed and thereafter. Because the number of shares of Richmond County common stock that Bayonne stockholders will receive is generally fixed and because the market price of Richmond County common stock fluctuates, the value of the shares of Richmond County common stock that holders of Bayonne common stock would receive in the merger may increase or decrease prior to the merger. See "THE BAYONNE MERGER--Bayonne Stockholders Will Receive
1.05 Shares of Richmond County Common Stock for Each Bayonne Share" and "-- Waiving and Amending Provisions in, or Terminating, the Merger Agreement."

                          THE STOCKHOLDERS' MEETINGS

                    MEETING OF RICHMOND COUNTY STOCKHOLDERS

DATE, TIME AND PLACE; PURPOSE OF MEETING

     The Richmond County meeting will be held at the Columbian Lyceum, 386 Clove Road, Staten Island, New York 10310, on February 25, 1999 at 10:00 a.m., local time. At this meeting, Richmond County's stockholders will be asked to vote upon:

     .    a proposal to approve and adopt the merger agreement;

     . the ratification of amendments to the Richmond County Financial Corp. 1998 Stock-Based Incentive Plan; and

     .    other matters properly brought before the Richmond County meeting.

     A copy of the merger agreement is attached as Annex A. A copy of the proposed amended Richmond County incentive plan is attached as Annex E.

     THE RICHMOND COUNTY BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND HAS DETERMINED THAT THE TERMS OF THE MERGER AND THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF RICHMOND COUNTY AND ITS STOCKHOLDERS. THE RICHMOND COUNTY BOARD THEREFORE UNANIMOUSLY RECOMMENDS THAT RICHMOND COUNTY'S STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. IN ADDITION, THE RICHMOND COUNTY BOARD HAS DETERMINED THAT THE AMENDMENTS TO THE RICHMOND COUNTY 1998 STOCK-BASED INCENTIVE PLAN DESCRIBED IN THIS DOCUMENT ARE IN THE BEST INTERESTS OF RICHMOND COUNTY AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT RICHMOND COUNTY STOCKHOLDERS VOTE "FOR" THE AMENDMENTS TO THE RICHMOND COUNTY STOCK-BASED INCENTIVE PLAN.

     See "THE BAYONNE MERGER--Background of the Merger" and "--Recommendation of the Richmond County Board; Richmond County's Reasons for the Merger."

     Additional information on the ratification of certain amendments to the Richmond County Incentive Plan is included under "ADDITIONAL MATTERS TO BE CONSIDERED AT THE RICHMOND COUNTY MEETING."

WHO CAN VOTE ON MATTERS ADDRESSED IN THIS DOCUMENT

     The Richmond County board has fixed January 19, 1999 as the record date for determining which stockholders are entitled to notice of and to vote at the Richmond County meeting. Only holders of record of Richmond County common stock at the close of business on the record date will be entitled to notice and to vote. As of the record date, there were 25,192,550 shares of Richmond County common stock outstanding and entitled to be voted.

PROXIES; VOTING AND REVOCATION OF PROXIES

     Each record holder of Richmond County common stock on the record date is entitled to cast one vote for each share of stock owned. However, Richmond County's Certificate of Incorporation provides that record holders of common stock who own or may be considered to own more than 10% of the outstanding shares of common stock can only vote their stock up to the 10% limit. The limit includes shares which people have the right to acquire through any agreement or the exercise of any rights, warrants or options.

     The presence, either in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Richmond County common stock entitled to vote at the meeting is necessary to constitute a quorum. To determine if a quorum exists Richmond County will count shares of common stock present in person at the meeting but not voted, and shares of stock for which it has received proxies but with respect to which holders have abstained on any matter, as present at the meeting. Because the approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote, each non-voting share and abstention will have the effect of a vote against the merger agreement. In addition, brokers who hold shares in street name for customers who own or may be considered to be the owners of those shares are prohibited from giving a proxy to vote shares held for those customers without specific instructions from such customers. Given that the approval and adoption of the merger agreement requires a majority vote, the failure to provide specific instructions to a broker with respect to shares (a "broker non-vote") will be counted as a vote against the merger agreement.

     Shares of Richmond County common stock represented at the meeting by properly executed proxies received prior to or at the meeting, and which are not revoked, will be voted as instructed on the proxies. If no instructions are indicated, the proxies will be voted:

     .    "FOR" approval and adoption of the merger agreement;

     . "FOR" the ratification of the amendments to the Richmond County 1998 Stock-Based Incentive Plan; and

     . in the discretion of the proxy holders on any other matter voted on. This includes a motion to adjourn or postpone the meeting to solicit additional proxies. However, no proxy voted against a proposal will be voted in favor of any adjournment or postponement to solicit additional votes in favor of that proposal.

     If any other matters are voted on at the meeting, the persons named in the
proxy will have authority to vote on the matters at their discretion.   Richmond
County does not know of any other matters to be presented at the meeting.

     Richmond County stockholders who grant their proxy can revoke the proxy before it is voted by:

     . delivering to the Corporate Secretary of Richmond County, at or before the taking of the vote at the meeting, a written notice of revocation bearing a later date than the date of the proxy;

     . executing a later-dated proxy relating to the same shares and delivering it to the Corporate Secretary of Richmond County before the taking of the vote at the meeting; or

     . attending the meeting and voting in person. Attendance at the meeting will not in and of itself constitute revocation of the proxy.

     Any written notice of revocation or subsequently executed proxy should be delivered to Richmond County Financial Corp., 1214 Castleton Avenue, Staten Island, New York 10310, Attention: Corporate Secretary, or hand delivered to Richmond County's Corporate Secretary at that address on or before the day of the meeting or to the Inspector of Elections of the meeting before the taking of the vote. IF YOU ARE A STOCKHOLDER WHOSE SHARES ARE NOT REGISTERED IN YOUR OWN
           --------------------------------------------------------------------
NAME, YOU WILL NEED ADDITIONAL DOCUMENTATION FROM YOUR RECORD HOLDER IN ORDER TO
--------------------------------------------------------------------------------
BE ADMITTED TO THE MEETING.  Examples of such documentation include a broker's
--------------------------
statement, letter or other document confirming your ownership of shares.

     Richmond County will pay for the solicitation of proxies from the holders of Richmond County's stock. Proxies may be solicited by mail, by directors, officers and employees of Richmond County in person or by telephone, telegram or other means of communication. Directors, officers and employees who solicit proxies will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses they incur in the solicitation. Richmond County has retained Kissel-Blake, Inc., a proxy soliciting firm, to assist in the solicitation. The fee to be paid to Kissel-Blake is not expected to exceed $5,000, plus reasonable out-of-pocket costs and expenses. Further, Richmond County will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so.

     HOLDERS OF RICHMOND COUNTY COMMON STOCK ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY TO RICHMOND COUNTY IN THE ENCLOSED POSTAGE-PAID PRE-ADDRESSED ENVELOPE.

VOTE REQUIRED; PRINCIPAL STOCKHOLDERS

     The approval and adoption of the merger agreement by Richmond County stockholders will require at least a majority vote for the merger from the outstanding shares of common stock. STOCKHOLDER APPROVAL IS A CONDITION TO CLOSING THE MERGER.

     The ratification of certain amendments to the Richmond County 1998 Stock-Based Incentive Plan will require a majority of the votes cast by Richmond County stockholders. Shares as to which the "Abstain" box has been selected on the proxy card will be counted as present and entitled to vote and have the effect of a vote against the matter. In contrast, shares underlying broker non-votes or in excess of the Richmond County limit will have no effect on the vote on the item.

     As of September 30, 1998, directors and executive officers of Richmond County, and persons closely associated with them, may be deemed to have owned and were entitled to vote 282,317 shares of Richmond County common stock. This equals 1.10% of the outstanding common stock that may be voted at the Richmond County meeting. This figure does not include shares which may be acquired through stock options under the Richmond County stock incentive plan. These persons have informed Richmond County that they intend to vote or direct the vote of their shares FOR approval of the merger agreement and for the amendments to the stock incentive plan. In addition, as of September 30, 1998, Bayonne, its subsidiaries and the directors and executive officers of Bayonne were considered to have owned 900 shares of Richmond County common stock. See "CERTAIN RELATED TRANSACTIONS--Bayonne Merger Stock Option Agreement."

             BENEFICIAL OWNERSHIP OF RICHMOND COUNTY COMMON STOCK

OWNERS OF 5% OF RICHMOND COUNTY COMMON STOCK

     Other than those persons listed below, Richmond County is not aware of any person who may be considered to be the owner of more than 5% of the outstanding shares of Richmond County common stock as of September 30, 1998. For the purposes of the following table and the table set forth under "--What Richmond County's Directors and Executive Officers Own," a person may be considered to own any shares of Richmond County common stock (1) over which he or she has, directly or indirectly, sole or shared voting or investing power, or (2) of which he or she has the right to acquire ownership, including the right to acquire ownership by the exercise of stock options, within 60 days after September 30, 1998.

                                                   AMOUNT AND
                                                   NATURE OF       PERCENT OF
TITLE OF CLASS    NAME AND ADDRESS                 BENEFICIAL     COMMON STOCK
OF SECURITY       OF BENEFICIAL OWNERS             OWNERSHIP       OUTSTANDING
--------------    --------------------            ------------    -------------
Common Stock      Richmond County Savings Bank      2,113,880(1)      8.0%
                  Employee Stock Ownership Plan
                  1214 Castleton Avenue
                  Staten Island, New York  10310

Common Stock      Richmond County Savings           1,957,300(2)      7.4%
                  Foundation
                  1214 Castleton Avenue
                  Staten Island, New York  10310

Common Stock      Thomson, Horstmann & Bryant,      1,682,350(3)      6.4%
                  Inc.
                  Park 80 West, Plaza One
                  Saddle Brook, New Jersey  07663

___________________
(1) Shares of Richmond County common stock were acquired by the Richmond County Savings ESOP in Richmond County Savings' conversion. The Richmond County Savings ESOP Committee administers the Richmond County Savings ESOP. Marine Midland Bank is the corporate trustee for the Richmond County Savings ESOP. The Richmond County Savings ESOP trustee is required to vote all allocated shares held in the Richmond County Savings ESOP as instructed by the Richmond County Savings ESOP participants. As of September 30, 1998, no shares had been allocated under the Richmond County Savings ESOP. Unallocated shares are required to be voted by the Richmond County Savings ESOP trustee in a manner calculated to most accurately reflect the voting instructions received from Richmond County Savings ESOP participants. That vote must be done according to the laws of the Employee Retirement Income Security Act of 1974, as amended.
(2) The Richmond County Savings Foundation was established and funded by Richmond County in connection with Richmond County Savings' conversion with an amount of Richmond County's common stock equal to 8.0% of the total amount of Richmond County common stock sold in the conversion. The Richmond County Savings Foundation is a Delaware non-stock corporation and is dedicated to the promotion of charitable purposes within the communities in which Richmond County Savings operates. The Richmond County Savings Foundation is governed by a board of directors with eight members, all of whom are directors of Richmond County or Richmond County Savings. All shares of Richmond County common stock held by the Richmond County Savings Foundation must be voted in the same ratio as all other shares of Richmond County's common stock on all proposals considered by stockholders of Richmond County.
(3) According to information disclosed on a Schedule 13F, filed with the SEC on July 27, 1998, as well as a Schedule 13F filed with the SEC in September 1998. Thomson, Horstmann & Bryant, Inc. is an investment adviser under Section 203 of the Investment Advisers Act of 1940.

WHAT RICHMOND COUNTY'S DIRECTORS AND EXECUTIVE OFFICERS OWN

     The following table provides information about the shares of Richmond County common stock that are owned or may be deemed to be owned by each director of Richmond County, by Richmond County's Chief Executive Officer and by the next four most highly paid executive officers of Richmond County. It also includes all directors and executive officers of Richmond County as a group as of September 30, 1998. Except as otherwise indicated, each person and each group shown in the table has sole voting and investing power over their shares.

                                                                           AMOUNT AND
                                                                            NATURE OF           PERCENT OF
                                                                            BENEFICIAL         COMMON STOCK
NAME                              TITLE                                    OWNERSHIP(1)        OUTSTANDING(2)
----                              -----                                    ------------        --------------
Michael F. Manzulli               Chairman of the Board and Chief                27,225             *
                                  Executive Officer
Anthony E. Burke                  President, Chief Operating                     14,425             *
                                  Officer
                                  and Director
Godfrey H. Carstens, Jr.          Director                                       17,032             *
Robert S. Farrell                 Director                                       19,945             *
William C. Frederick              Director                                        6,000             *
Maurice K. Shaw                   Director                                        6,326             *
James L. Kelley                   Director                                       13,640             *
T. Ronald Quinlan, Jr.            Director                                        1,000             *
Thomas R. Cangemi                 Senior Vice President, Chief                   27,175             *
                                    Financial Officer and Secretary
John M. McKenna                   Executive Vice President                        1,063             *

All directors and executive
  officers as a group (23 persons)                                              282,317          1.10%

____________________
*    Represents less than 1% of outstanding Richmond County common stock.
(1) Does not include options and awards intended to be granted under the Richmond County stock incentive plan. See "ADDITIONAL MATTERS TO BE CONSIDERED AT THE RICHMOND COUNTY MEETING" for a discussion of the granting of such options and awards.
(2) Percentages have been calculated on the basis of 26,423,550 shares of Richmond County common stock, the number of shares of Richmond County common stock outstanding as of September 30, 1998.

                        MEETING OF BAYONNE STOCKHOLDERS

DATE, TIME AND PLACE; PURPOSE OF MEETING

     The Bayonne meeting will be held on February 25, 1999 at 10:00 a.m., local time, at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey 07002. At the Bayonne meeting, holders of Bayonne common stock will be asked to vote on:

     .    a proposal to approve and adopt the merger agreement;

     . the election of two directors of Bayonne to serve until completion of the merger or, if the merger is not completed, for three-year terms and until their successors shall have been elected and qualified;

     . the ratification of the appointment of KPMG LLP as independent auditors of Bayonne for the fiscal year ending March 31, 1999; and

     .    such other matters as may properly be brought before the meeting.

     THE BAYONNE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND HAS DETERMINED THAT THE TERMS OF THE MERGER AND THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF BAYONNE AND ITS STOCKHOLDERS. THE BAYONNE BOARD THEREFORE UNANIMOUSLY RECOMMENDS THAT BAYONNE'S STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. IN ADDITION, THE BAYONNE BOARD HAS DETERMINED THAT THE ELECTION TO THE BOARD OF THE DIRECTOR NOMINEES NAMED IN THIS DOCUMENT IS IN THE BEST INTERESTS OF BAYONNE AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT BAYONNE STOCKHOLDERS VOTE "FOR" THE ELECTION TO THE BOARD THESE DIRECTOR NOMINEES TO SERVE UNTIL COMPLETION OF THE MERGER OR FOR THREE-YEAR TERMS IF THE MERGER IS NOT COMPLETED. FURTHER, THE BAYONNE BOARD HAS DETERMINED THAT THE RATIFICATION OF APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS OF BAYONNE IS IN BAYONNE'S AND ITS STOCKHOLDERS BEST INTERESTS AND UNANIMOUSLY RECOMMENDS THAT BAYONNE'S STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS OF BAYONNE.

     See "THE BAYONNE MERGER--Recommendation of the Bayonne Board; Bayonne's Reasons for the Merger." Additional information on the election of directors and the ratification of independent auditors is included under "ADDITIONAL MATTERS TO BE CONSIDERED AT THE BAYONNE MEETING."

WHO CAN VOTE ON MATTERS ADDRESSED IN THIS DOCUMENT

      The Bayonne board has fixed the close of business on January 19, 1999 as the record date for determining which Bayonne stockholders are entitled to receive notice of and to vote at the meeting. Only holders of record of Bayonne common stock at the close of business on the Bayonne record date are entitled to receive notice and to vote. At the close of business on the Bayonne record date, there were 8,255,828 shares of Bayonne common stock outstanding and entitled to be voted at the meeting. The presence, in person or by proxy, of the holders of at least a majority of the total number of outstanding shares of Bayonne common stock entitled to vote at the meeting is necessary to constitute a quorum.

PROXIES; VOTING AND REVOCATION OF PROXIES

     Each holder of Bayonne common stock on the Bayonne record date will be entitled to one vote for each share of stock owned on each matter to be voted upon at the meeting. However, Bayonne's Certificate of Incorporation imposes a limit on stockholders who are deemed to own more than 10% of the outstanding shares of Bayonne common stock. Those people can only vote their stock up to this limit. The limit applies to stockholders and persons closely associated with them.

     Shares of common stock represented at the meeting by properly executed proxies received prior to or at the meeting and which are not revoked will be voted as instructed on the proxies. If no instructions are given, the proxies will be voted:

     .    "FOR" approval and adoption of the merger agreement;

     . "FOR" the election of the nominees for director named in this document; and

     . "FOR" the ratification of KPMG LLP as independent auditors of Bayonne for the fiscal year ending March 31, 1999.

     The presence of a stockholder at the meeting will not automatically revoke the stockholder's proxy. However, a stockholder may revoke a proxy at any time prior to its exercise by:

     . filing a written notice of revocation with the Corporate Secretary of Bayonne prior to the meeting;

     . delivering to the Corporate Secretary of Bayonne prior to the meeting a duly executed proxy bearing a later date; or

     . attending the meeting, filing a written notice of revocation with the secretary of the meeting and voting in person.

     IF YOU ARE A STOCKHOLDER WHOSE SHARES ARE NOT REGISTERED IN YOUR OWN NAME,
     --------------------------------------------------------------------------
YOU WILL NEED ADDITIONAL DOCUMENTATION FROM YOUR RECORD HOLDER IN ORDER TO BE
-----------------------------------------------------------------------------
ADMITTED TO THE MEETING.  Examples of such documentation include a broker's
-----------------------
statement, letter or other document confirming your ownership of shares.

     Bayonne will pay for the soliciting of proxies from the holders of Bayonne common stock. In addition to the solicitation of proxies by mail, Kissel-Blake, Inc., a proxy solicitation firm, will assist Bayonne in soliciting proxies for the meeting. Kissel-Blake will be paid a fee estimated to be $5,000, plus out-of-pocket expenses. Proxies may also be solicited personally, by telephone, facsimile or other means, by directors, officers and employees of Bayonne or its subsidiaries, without additional compensation. Bayonne will also request persons, firms and corporations holding shares of Bayonne common stock in their names or in the name of their nominees, which are considered to be owned by others, to forward proxy materials to and obtain proxies from the owners, and will reimburse the record holders for their reasonable expenses incurred in doing so.

     HOLDERS OF BAYONNE COMMON STOCK ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY CARD AND RETURN IT TO BAYONNE IN THE ENCLOSED POSTAGE-PAID PRE-ADDRESSED ENVELOPE.

VOTE REQUIRED; PRINCIPAL STOCKHOLDERS

     The approval and adoption of the merger agreement will require the affirmative vote of at least a majority of the outstanding shares of common stock. Accordingly, failure to return a properly executed proxy card or to vote in person, or abstaining from voting, will have the same effect as a vote against the merger agreement. Shares underlying broker non-votes or held in excess of the limit will not be counted as having been voted in person or by proxy at the meeting and will have the same effect as a vote against the merger agreement.

     As to the election of directors, the proxy card being provided by the Bayonne board enables a stockholder to vote "FOR" the election of the nominees proposed by the Bayonne board, or to "WITHHOLD" authority to vote for one or more of the nominees being proposed. Under Delaware law and Bayonne's bylaws, directors are elected by a plurality of votes cast, without regard to either (1) broker non-votes, or (2) proxies as to which authority to vote for one or more of the nominees being proposed is withheld. "Plurality" means that the directors are elected by a majority of votes. Accordingly, the two nominees receiving the most votes will be elected.

     As to the ratification of KPMG LLP as independent auditors of Bayonne, the proxy card being provided by the Bayonne board enables a stockholder to check the appropriate box on the proxy card to:

     .    vote "FOR" the item;

     .    vote "AGAINST" the item; or

     .    "ABSTAIN" from voting on such item.

     A representative of KPMG LLP will be in attendance at the meeting in order to answer any questions you might have.

     Under Delaware law and Bayonne's bylaws, a majority of the shares of Bayonne common stock present, in person or by proxy, at the meeting is required for stockholder approval. Shares as to which the "ABSTAIN" box has been selected on the proxy card will be counted as present and entitled to vote and have the effect of a vote against the matter. In contrast, shares underlying broker non-votes or in excess of the limit will have no effect on the vote on the item.

     As of September 30, 1998, directors and executive officers of Bayonne, and persons closely associated with them, are considered to have owned and were entitled to vote 888,684 shares of Bayonne common stock. This is 9.74% of the outstanding Bayonne common stock which may be voted at the Bayonne meeting.
This figure does not include shares of common stock that may be acquired upon the exercise of stock options under the Bayonne Bancshares, Inc. Amended and Restated 1995 Stock Option Plan and shares awarded, but that have not vested, and under the Bayonne Bancshares, Inc. 1998 Stock-Based Incentive Plan. These people have indicated their intent to vote their shares in favor of the approval and adoption of the merger agreement, for the election of the director nominees,
and the ratification of KPMG LLP as independent auditors.   As of September 30,
1998, Richmond County, its subsidiaries and the directors and executive officers of Richmond County are considered to have owned approximately 443,000 shares of Bayonne common stock. Additionally, Richmond County may also be considered to be the beneficial owner of 1,809,804 shares of Bayonne common stock issuable under the Bayonne Merger Stock Option Agreement. That document is attached to this document as Annex B. Under the merger stock option agreement, Richmond County has the right to exercise an option to purchase 1,809,804 shares if some events occur, none of which has yet occurred. Richmond County has expressly disclaimed any ownership interest of these 1,809,804 shares. See "CERTAIN RELATED TRANSACTIONS--Bayonne Merger Stock Option Agreement."

                 BENEFICIAL OWNERSHIP OF BAYONNE COMMON STOCK

OWNERS OF 5% OF BAYONNE COMMON STOCK

     Other than those persons listed below, Bayonne is not aware of any person who owns or may be considered to be the owner of more than 5% of the outstanding shares of Bayonne common stock as of September 30, 1998.

                                                                     AMOUNT AND
                                                                     NATURE OF        PERCENT OF
TITLE OF CLASS      NAME AND ADDRESS                                 BENEFICIAL      COMMON STOCK
OF SECURITY         OF BENEFICIAL OWNERS                             OWNERSHIP       OUTSTANDING (1)
--------------      --------------------                           --------------   ----------------
Common Stock        First Savings Bank of New Jersey, SLA             708,179(1)          7.76%
                    Employee Stock Ownership Plan
                    568 Broadway
                    Bayonne, New Jersey  07002

Common Stock        Jeffrey S. Halis                                   94,846(2)(3)       1.04%
                    500 Park Avenue
                    Fifth Floor
                    New York, New York  10022

Common Stock        Michael Lowenstein                                431,151(4)          4.73%
                    500 Park Avenue
                    Fifth Floor
                    New York, New York  10022

_____________________
(1) Shares of common stock were acquired by the Bayonne ESOP in connection with Bayonne's second-step conversion, which closed on August 22, 1997. The Bayonne ESOP Committee administers the Bayonne ESOP. First Security Trust Company is the trustee for the Bayonne ESOP. The Bayonne ESOP trustee is required to vote all allocated shares held in the Bayonne ESOP in accordance with the instructions of the Bayonne ESOP participants. At September 30, 1998, 191,186 shares had been allocated under the Bayonne ESOP and 516,993 shares remain unallocated. Each participant, however, will be deemed to have one share of Bayonne common stock in the Bayonne ESOP allocated to the participant's account for providing voting instructions to the Bayonne ESOP trustee. Under the Bayonne ESOP, unallocated shares and allocated shares as to which voting instructions are not given by participants will be voted by the Bayonne ESOP trustee in a manner calculated to most accurately reflect the instructions received from participants regarding the allocated stock. This must be done in conformance with the fiduciary provisions of ERISA.
(2) Based on information disclosed in a Schedule 13D/A filed with the SEC on June 9, 1998.
(3) The 431,151 shares reported in a Schedule 13D filed by Michael Lowenstein on September 5, 1997 include shares owned by Tyndall Partners, L.P., Madison Avenue Partners, L.P., Tyndall Institutional Partners, L.P., and Halo International, Ltd.. According to the Schedule 13D filed on September 5, 1997, Michael Lowenstein possesses the sole power to vote and dispose of the common stock held by this investment group. However, Jeffrey S. Halis is a general partner of Halo Capital Partners, L.P., which is the sole general partner of each member of the investment group, and also serves as a member of Jemi Management, L.L.C., which serves as the investment manager for Halo International, Ltd.
(4) Based on information disclosed in a Schedule 13D filed with the SEC on September 5, 1997. Mr. Lowenstein disclaims any interest in the shares owned individually by Mr. Halis.

WHAT BAYONNE'S DIRECTORS AND EXECUTIVE OFFICERS OWN

     The following table provides information on the shares of Bayonne common stock considered to be owned by each director of Bayonne, by Bayonne's Chief Executive Officer and by the next four most highly paid executive officers of Bayonne. It also includes all directors and executive officers of Bayonne as a group as of September 30, 1998. Except as otherwise indicated, each person and each group shown in the table has sole voting and investing power over their shares.

                                                                      AMOUNT AND           PERCENT OF
                                                                  NATURE OF BENEFICIAL    COMMON STOCK
NAME                              TITLE                           OWNERSHIP(1)(2)(3)      OUTSTANDING(7)
----                              -----                           --------------------    --------------
Patrick F.X. Nilan                Chairman of the Board                 295,416(1)(2)(3)          3.24%
Michael A. Nilan                  President, Chief Executive             93,655(3)(4)(5)          1.03%
                                    Officer and Director
James F. Sisk                     Director                               74,583(1)(2)               *
Patrick D. Conaghan               Director                              110,440(1)(2)             1.21%
Frederick G. Whelpley             Director                               97,360(1)(2)             1.07%
Joseph L. Wisniewski              Director                               94,966(2)(3)             1.04%
Eugene V. Malinowski, C.P.A.      Vice President and                     43,497(5)                  *
                                    Chief Financial Officer
James E. Collins                  Vice President/Loan Officer            35,898(4)(5)               *
Donald Mindiak                    Treasurer                              27,821(4)(5)               *
Thomas M. Coughlin, C.P.A.        Corporate Secretary/Controller         15,048(4)(5)               *

All directors and executive                                             888,684(6)                9.74%
officers as a group (10 persons)

__________________________
*    Represents less than 1% of outstanding Bayonne common stock.
(1) Includes 3,983, 4,049 and 3,983 options awarded to Messrs. Conaghan, Whelpley and Sisk, respectively, under the Bayonne 1995 Stock Option Plan, that are currently exercisable or will become exercisable within 60 days of September 30, 1998. When the second-step conversion closed, Bayonne adopted the stock option plan and agreed to issue Bayonne common stock under that plan. The adjusted exercise price of all of the options that have been awarded to date under that Plan is $4.43.
(2) Includes 15,932, 3,184, 3,184 and 3,184 shares awarded to Messrs. Patrick F.X. Nilan, Conaghan, Whelpley and Sisk, respectively, under the Bayonne's recognition and retention plan, Amended and Restated 1995 recognition and retention plan that have not vested. Includes 9,738 shares awarded to each of Messrs. Patrick F.X. Nilan, Wisniewski, Sisk, Conaghan and Whelpley under the Bayonne Incentive Plan that have not vested. Awards granted under the Bayonne's recognition and retention plan and the Bayonne Incentive Plan vest in equal installments of 20% per year. Upon completion of the second-step conversion, Bayonne adopted the Bayonne's recognition and retention plan and agreed to issue Bayonne common stock under the terms of that plan. Each recipient has voting power as to the shares awarded.
(3) Includes 13,429, 7,901 and 10,029 shares allocated to Messrs. Patrick F.X. Nilan, Joseph L. Wisniewski and Michael A. Nilan, respectively, under the Bayonne ESOP for which each has sole voting power.
(4)  Includes 6,069, 6,069, 6,069 and 4,957 options awarded to Messrs. Michael
     A. Nilan, Collins, Mindiak and Coughlin under the Bayonne 1995 Stock Option Plan that are currently, or will become, exercisable in 60 days.
(5) Includes 32,709 and 24,348 shares awarded to Mr. Michael A. Nilan under Bayonne's 1995 Recognition and Retention Plan and the Bayonne incentive plan, respectively. It also includes 21,424 shares awarded to Mr. Malinowski under the Bayonne incentive plan, and 3,344, 3,344 and 958 shares awarded to Messrs. Collins, Mindiak and Coughlin, respectively, under Bayonne's recognition and retention plan, that have not vested. Shares awarded under Bayonne's recognition and retention plan vest in equal annual installments of 20% per year. Approximately 20% of the shares awarded to Messrs. Michael Nilan and Malinowski, respectively, under the Bayonne incentive plan vest in equal installments during the first and second years after April 27, 1998, the date of grant. The remaining shares granted to Mr. Michael Nilan under the Bayonne incentive plan vest if Bayonne satisfies, during years three, four and five after the date of grant, certain performance goals related to earnings per share and return on equity. Approximately 10% of the shares awarded to Mr. Malinowski under the Bayonne incentive plan vest in equal installments during years three, four and five after the date of grant, while the remaining shares vest if the performance goals referenced above are satisfied. Each recipient has voting power over the shares awarded.
(6) Includes 64,010 shares awarded under the Bayonne's recognition and retention plan as to which voting may be directed. Includes 83,337 options awarded under the stock option plan that are currently exercisable or will become exercisable in 60 days. Includes 208,248 shares of Bayonne common stock that may be purchased pursuant to options awarded under the Bayonne incentive plan, none of which are currently exercisable.
(7) Percentages with respect to each person or group of persons have been calculated on the basis of 9,119,526 shares of Bayonne common stock, the number of shares of Bayonne common stock outstanding as of September 30, 1998.

       PROPOSAL NO. 1 FOR THE RICHMOND COUNTY AND BAYONNE STOCKHOLDERS:
                                  THE MERGER

     The following information relates to matters contained in the merger agreement. It describes the material aspects of the merger but is not a complete description of the merger agreement. The merger agreement is attached as Annex A. Richmond County and Bayonne stockholders are urged to read the merger agreement carefully.

GENERAL

     Bayonne will be merged with and into Richmond County and Bayonne's stockholders will become stockholders of Richmond County. Richmond County will be the surviving corporation in the merger, and will continue its corporate existence under Delaware law. After the merger, the separate corporate existence of Bayonne will terminate. The merger is subject to the satisfaction of certain conditions, including the receipt of all necessary regulatory approvals and the approval by the requisite vote of the stockholders of Richmond County and Bayonne.

     As part of the merger, First Savings will merge with and into a Federal interim savings bank to be formed by Richmond County Savings, or be converted to a New Jersey-chartered savings bank. First Savings will then merge with and into Richmond County Savings, with the surviving bank being named Richmond County Savings Bank. See "CERTAIN RELATED TRANSACTIONS--Bank Merger Agreement."

BACKGROUND OF THE MERGER

     BAYONNE WAS ORIGINALLY CREATED TO HELP ENHANCE VALUE AND PROMOTE GROWTH.

     Since First Savings' conversion to the mutual holding company form of organization in 1995, the board of directors of First Savings has considered First Savings' future and how best to enhance value for stockholders given the competitive position of First Savings in its market area, the growth prospects of First Savings, the operating results of First Savings and the opportunity for increasing earnings. In 1997, the mutual holding company converted to a stock holding company form. This second-step conversion was completed in August 1997, when First Savings became a wholly owned subsidiary of Bayonne.

     RICHMOND COUNTY WAS ALSO CREATED IN ORDER TO PROMOTE GROWTH, AND SAW THE BAYONNE ACQUISITION AS ONE OPPORTUNITY TO GROW.

     In February 1998, Richmond County Savings completed its mutual to stock conversion and became a wholly owned subsidiary of Richmond County. Richmond County Savings converted to stock form because, among other reasons, it believed that this provided greater ability to expand its operations and market area through a variety of methods, including potential acquisitions of other financial institutions. Shortly after the completion of its conversion, Richmond County began purchasing shares of Bayonne common stock in the open market. These purchases were unknown to Bayonne at the time.

     DISCUSSIONS REGARDING BAYONNE'S INCENTIVE PLAN LED TO DISCUSSIONS REGARDING THE FUTURE OF BAYONNE AND THE ENGAGEMENT OF FINANCIAL ADVISORS.

     In March 1998, Bayonne held a special meeting of stockholders to obtain approval of the Bayonne incentive plan. While the Bayonne incentive plan was approved, there was significant opposition to the plan, including opposition by some significant Bayonne stockholders. In April 1998, one of those stockholders notified Bayonne that he intended to nominate himself for election as a director of Bayonne at Bayonne's next annual meeting of stockholders. This stockholder later reiterated his intentions in June 1998.

     In the following weeks, due in part to the Bayonne board's continuing obligations to its stockholders to attempt to enhance stockholder value and to the potential proxy contest, the Bayonne board and senior management considered its strategic alternatives in light of an increasingly competitive market as well as the continued consolidation of the banking industry. Strategic alternatives considered by Bayonne included continued implementation of Bayonne's business plan, acquisition of other financial institutions or the sale of Bayonne to another financial institution. While the Bayonne board believed it could increase long-term stockholder value by pursuing its business plan, senior management was authorized to explore the possibility of acquiring another financial institution. Throughout this process, Bayonne utilized the services of Sandler O'Neill & Partners, L.P., which provided financial advisory services to Bayonne as well as a significant number of other financial institutions in the New York metropolitan area. In addition, the Bayonne board authorized senior management to explore strategic business combinations with other financial institutions, particularly in light of the consideration paid in comparable mergers in and around Bayonne's market area. Bayonne contacted a potential acquisition target during this time, but discussions remained at a preliminary stage and Bayonne subsequently terminated consideration of the acquisition.

     UPON LEARNING OF RICHMOND COUNTY'S INTEREST IN BAYONNE, BAYONNE ENTERED INTO GENERAL DISCUSSIONS REGARDING A POSSIBLE COMBINATION.

     In June 1998, Bayonne learned that Richmond County had accumulated a block of its common stock. Accordingly, Bayonne desired to learn the intentions of Richmond County and requested Sandler O'Neill to arrange a meeting between representatives of Richmond County and Michael A. Nilan, the President of Bayonne. Sandler O'Neill had provided financial advisory services for Richmond County as well as Bayonne and, therefore, had relationships with the management of both companies. The meeting, which was the first relating to a possible business combination, took place on June 25, 1998. At the June 25th meeting, the President of Bayonne, the President and Chief Financial Officer of Richmond County and a representative of Sandler O'Neill discussed the general terms for a potential business combination between the two companies. Based on the results of the June 25th meeting, on June 30, 1998, representatives of Richmond County met with members of the Bayonne board to reiterate their interest in discussing the acquisition of Bayonne and a range of preliminary values was presented by Richmond County to the Bayonne board.

     BAYONNE OBTAINED REGULATORY CLEARANCE TO ENGAGE IN FURTHER DISCUSSIONS, AND STARTED TO NEGOTIATE A MERGER AGREEMENT WITH RICHMOND COUNTY, AND ALSO ENGAGED IN INVESTIGATING RICHMOND COUNTY.

     Having determined that Richmond County's proposal for a business combination merited further consideration, in early July 1998 Bayonne requested and received approval from the Office of Thrift Supervision to engage in discussions with Richmond County. Approval from the OTS was necessary pursuant to customary conditions imposed in the OTS's approval of Bayonne's second-step conversion. Discussion concerning a potential business combination continued in early July 1998 and, on July 10, 1998, Richmond County provided Bayonne with an initial draft of a definitive merger agreement. Over the course of the next week, representatives of Bayonne and Richmond County negotiated the terms of the merger agreement and conducted due diligence investigations with respect to each other. These due diligence investigations included a review of the operational matters, including loans, investments, contractual obligations, regulatory relations and the status of each party's preparations to be Year 2000 compliant.

     BAYONNE'S BOARD OF DIRECTORS WAS PRESENTED WITH A DRAFT MERGER AGREEMENT AND AN ANALYSIS OF THE POTENTIAL MERGER PREPARED BY ITS FINANCIAL ADVISORS, AND DISCUSSED THE DESIRABILITY OF THE PROPOSED TRANSACTION.

     On July 17, 1998, the Bayonne board, along with Sandler O'Neill and Bayonne's legal counsel, reviewed the contents of the merger agreement together with its exhibits. Sandler O'Neill presented the Bayonne board with a financial analysis of both Bayonne and Richmond County, a description of the market for merger transactions, and a financial analysis of the proposed merger. The Bayonne board also considered, among other things, Bayonne's strategic alternatives, including whether to determine if other potential acquirors existed, and the impact of the proposed transaction on employees and customers of First Savings. Based on its analysis, the Bayonne board determined that a strategic alliance with Richmond County was in the long-term interests of its stockholders and therefore decided not to seek other potential acquirers. At the conclusion of this meeting, the Bayonne board authorized management to continue negotiations with Richmond County.

     BAYONNE'S FINANCIAL ADVISORS GAVE THEIR OPINION TO THE DIRECTORS THAT THE EXCHANGE RATIO WAS FAIR TO BAYONNE'S STOCKHOLDERS.

     On July 19, 1998, the Bayonne board reconvened to review the definitive merger agreement. At this time the Bayonne board received Sandler O'Neill's written opinion that the exchange ratio was fair to holders of Bayonne common stock from a financial point of view. The Bayonne board later unanimously approved the merger agreement.

     AT THE SAME TIME, THE DIRECTORS OF RICHMOND COUNTY WERE PERFORMING A SIMILAR ANALYSIS, AND ALSO RECEIVED AN OPINION REGARDING THE FAIRNESS OF THE DEAL TO ITS STOCKHOLDERS.

     On July 19, 1998, the Richmond County board considered and approved, by unanimous vote, the merger, the merger agreement and the related transactions. Presentations were made by both Tucker Anthony Incorporated and Richmond County's legal counsel. At the special meeting, members of Richmond County's senior management, together with its legal and financial advisors, reviewed with the Richmond County board, among other things, the background of the proposed transaction, the potential benefits of the transaction, including the strategic rationale for the transaction, a summary of their due diligence findings, financial and valuation analyses of the transaction and the terms of the proposed agreements. In addition, Tucker Anthony delivered to the Richmond County board its written opinion to the effect that, as of such date, the exchange ratio was fair to Richmond County stockholders from a financial point of view.

     AFTER ENTERING INTO THE MERGER AGREEMENT, BAYONNE AND RICHMOND COUNTY REVIEWED THE METHOD OF ACCOUNTING FOR THE MERGER.

     The merger agreement entered into on July 19, 1998 required that Richmond County would account for the merger as a pooling-of-interests. After July 19, 1998, representatives of both Richmond County and Bayonne, together with their respective financial and legal advisors, and Richmond County's independent auditors, determined that it would be preferable, for financial and operational reasons, to account for the merger as a "purchase." By utilizing purchase accounting, (1) Richmond County and Bayonne would not be precluded from engaging in certain corporate transactions, such as share repurchases, which may be inconsistent with pooling-of-interests accounting, and (2) Richmond County would not be prevented following the merger from engaging in share repurchases in a manner inconsistent with pooling-of-interests accounting.

     THE MERGER AGREEMENT WAS REVISED TO TAKE THESE CHANGES INTO ACCOUNT, AND THE DIRECTORS OF EACH CORPORATION WERE TOLD THAT THESE CHANGES WOULD NOT AFFECT THE FAIRNESS OF THE TRANSACTION.

     On October 14, 1998, the Richmond County board and the Bayonne board each considered presentations by each company's respective management, legal and financial advisors regarding the possible amendment to the merger agreement. In addition, Richmond County considered a presentation by its independent auditors as well. Richmond County's and Bayonne's financial advisors each confirmed that the possible amendments to the merger agreement did not affect their opinion to their respective clients that, as of July 19, 1998, the exchange ratio was fair, from a financial point of view, to Richmond County or Bayonne and their respective stockholders, as the case may be. The Richmond County board and the Bayonne board each authorized its management to take further action to cause the merger to be accounted for as a purchase. On October 14, 1998, Richmond County and Bayonne formally amended the original agreement entered into by the parties on July 19, 1998 to eliminate certain provisions relating to pooling-of-interests accounting as a condition to the completion of the merger, to terminate the Bayonne ESOP at the completion of the merger and to condition the completion of the merger to be accounted for as a purchase accounting transaction.

RECOMMENDATION OF THE RICHMOND COUNTY BOARD; RICHMOND COUNTY'S REASONS FOR THE MERGER

     Before approving the merger agreement, the Richmond County board consulted with its legal advisors on the legal terms of, and its obligations in consideration of, the proposed transaction. It also consulted with its financial advisors on the financial aspects and fairness of the proposed transaction, and with management of Richmond County. This is not an exhaustive list of factors considered by the board but does include all material factors the board considered. The Richmond County board's evaluation of the merger also included the following:

     (1) its familiarity with and review of Richmond County's business, results of operations, financial condition, competitive position and prospects;

     (2) the nature of the industry in which Richmond County operates, both on a historical and future basis;

     (3) the potential growth, development, productivity and profitability of Richmond County;

     (4) national and local economic conditions, the competitive environment for thrifts and other financial institutions, and the trend toward consolidation in the financial services and thrift industries. The board also considered the likely effect these factors would have on Richmond County's potential growth, development, productivity and profitability;

     (5) the review of Bayonne's business, financial condition, results of operations and management, including the status of Bayonne's preparations to be Year 2000 compliant, based in part on presentations by Richmond County's management and advisors;

     (6) based in part on presentations by Richmond County's management and advisors, the review of:

          (a) the performance of the Bayonne common stock on both a historical and prospective basis;

          (b)  the strategic fit between the parties;

          (c)  operating efficiencies that could result from the merger;

          (d) the respective contributions the parties would bring to a combined institution; and

          (e) the expectation of accounting for the merger as a purchase and the anticipated financial effects of such accounting treatment on Richmond County's earnings.

     (7) the review of the historical and prospective market prices of Richmond County's and Bayonne's stock compared to what Richmond County was to pay for Bayonne's stock;

     (8) a comparison of the consideration to be paid to Bayonne's stockholders to that paid in other comparable thrift mergers;

     (9) the review with its legal and financial advisors of alternatives to the merger, including the possibility of growing internally;

     (10) the belief that Bayonne has a strong financial and capital position;

     (11) the belief that the combined company presents a strong investment for the future and has substantial capacity for future growth for Richmond County stockholders;

     (12) the presentation by Tucker Anthony and the written opinion of Tucker Anthony that the exchange ratio is fair from a financial point of view to Richmond County stockholders. See "--The Transaction is Fair to Richmond County's Stockholders According to Richmond County's Investment Advisors";

     (13) the significant similarity between, and the compatibility of, Richmond County's and Bayonne's business lines, cultures and management philosophies;

     (14) the expectation that the combined institution will continue to provide quality service to the communities and customers served by both companies;

     (15) the board's review with its legal and financial advisors of the terms and conditions of the merger agreement, including exchange ratio, and the other documents executed in connection with the merger;

     (16) the review by the board with its legal and financial advisors, of the terms and conditions of the merger stock option agreement;

     (17) the board's recognition of the complementary nature of the markets served and products offered by Richmond County and Bayonne and the ability of Richmond County to extend its market area to include that of Bayonne;

     (18) factors affecting and relating to the overall strategic focus of Richmond County including opportunities for growth in deposits, assets and earnings, including ongoing potential acquisition opportunities, and opportunities available to Richmond County in the market areas where Bayonne conducts business;

     (19) the anticipated cost savings and efficiencies available from the merger, which were estimated to be approximately $4.7 million; and

     (20) the expectation that the merger would be treated as a tax-free reorganization for federal income tax purposes (see "--Tax-Free Transaction for Bayonne Stockholders" below).

     The board did not assign any specific or relative weights to the factors under consideration. The board believes that the merger is fair to, and in the best interests of, Richmond County and its stockholders. ACCORDINGLY, THE RICHMOND COUNTY BOARD UNANIMOUSLY RECOMMENDS THAT RICHMOND COUNTY'S STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

THE TRANSACTION IS FAIR TO RICHMOND COUNTY'S STOCKHOLDERS ACCORDING TO RICHMOND COUNTY'S INVESTMENT ADVISOR

     Tucker Anthony was retained by Richmond County in July 1998 for the purpose of rendering a fairness opinion to the Richmond County board in connection with Richmond County's proposed acquisition of Bayonne. Richmond County selected Tucker Anthony for a number of reasons, including its familiarity with Richmond County and Bayonne and their respective businesses. Richmond County also considered Tucker Anthony's experience and reputation in the area of valuation and financial advisory work generally, and in relation to financial institutions specifically. Tucker Anthony makes a market in Richmond County and Bayonne common stock. Tucker Anthony is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, private placements and valuations for corporate and other purposes. From time to time, Tucker Anthony and its affiliates may hold long or short positions in Richmond County or Bayonne common stock.

     Tucker Anthony has rendered written opinions to the Richmond County board to the effect that, as of July 19, 1998 and as of the date of this document, the consideration to be paid to the holders of Bayonne common stock in the merger under the merger agreement is fair, from a financial point of view, to the holders of Richmond County common stock. THE FULL TEXT OF THE FAIRNESS OPINION DATED AS OF THE DATE OF THIS DOCUMENT, SETTING FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND CERTAIN LIMITATIONS ON THE REVIEW UNDERTAKEN BY TUCKER ANTHONY, IS INCLUDED AS ANNEX C OF THIS DOCUMENT. HOLDERS OF RICHMOND COUNTY COMMON STOCK ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY. This opinion is directed to the Richmond County board only and does not constitute a recommendation to any holder of Richmond County common stock as to how such stockholder should vote at the Richmond County meeting. Tucker Anthony has advised Richmond County that it believes that no person other than the Richmond County board has the legal right to rely on the Tucker Anthony fairness opinion and, absent any controlling precedent, Richmond County and Tucker Anthony have agreed to resist any assertion otherwise. The engagement letter between Richmond County and Tucker Anthony contains an express disclaimer of the ability of any party other than the board to rely on the Tucker Anthony fairness opinion. Richmond County and Tucker Anthony are not aware of any controlling precedent that would create a statutory or common law right for persons other than the board to rely on the Tucker Anthony fairness opinion. Richmond County and Tucker Anthony base their belief that no such person may rely on the Tucker Anthony fairness opinion on the limited nature of Tucker Anthony's contractual duty and the absence of such controlling precedent. In the absence of such controlling precedent, the ability of a stockholder to rely on the Tucker Anthony fairness opinion would be resolved by a court of competent jurisdiction. Resolution of the question of a stockholder's ability to rely on the Tucker Anthony fairness opinion will have no effect on the rights and responsibilities of the board under applicable state law or on the rights and responsibilities of either Tucker Anthony or the board under federal securities law. The July 19, 1998 opinion is substantially identical to the opinion attached to this document.

     As compensation for its services as financial advisor, including issuance of the opinions, Richmond County has agreed to pay Tucker Anthony a total of
$150,000, all of which has been paid as of the date of this document.   Richmond
County has also agreed to reimburse Tucker Anthony for its out-of-pocket expenses and to protect Tucker Anthony against certain liabilities arising out of its services.

     In arriving at its opinion dated as of the date of this document. Tucker Anthony, among other things:

          (1)  reviewed the merger agreement;

          (2) reviewed the registration statement on Form S-4, including this document;

          (3) reviewed certain historical financial and other information concerning Richmond County for the five fiscal years ended June 30, 1998 and for the six months ended December 31, 1998, including Richmond County's reports on Forms 10-K and 10-Q;

          (4) reviewed certain historical financial and other information concerning Bayonne for the five fiscal years ended March 31, 1998 and for the six months ended September 30, 1998, including Bayonne's reports on Forms 10-K and 10-Q;

          (5) held discussions with the senior management of Richmond County and Bayonne with respect to their past and current financial performance, financial condition and future prospects;

          (6) reviewed certain internal financial data, projections and other information of Richmond County and Bayonne including financial projections approved by management regarding Richmond County's and Bayonne's past and current business, operations and results thereof, financial condition and future prospects;

          (7) analyzed certain publicly available information of other financial institutions that it deemed comparable or otherwise relevant to its inquiry, and compared Richmond County and Bayonne from a financial point of view with certain of these institutions;

          (8) compared the consideration to be paid by Richmond County under the merger agreement with the consideration paid by acquirors in other acquisitions of financial institutions that it deemed comparable or otherwise relevant to its inquiry;

          (9) reviewed publicly available earnings estimates, historical trading activity and ownership data of Richmond County common stock and Bayonne common stock; and

          (10) conducted such other financial studies, analyses and investigations and reviewed such other information as it deemed appropriate to enable it to render its opinion.

     In its review, it also took into account an assessment of general economic, market and financial conditions and certain industry trends and related matters. Tucker Anthony's opinions were necessarily based upon conditions as they existed and could be evaluated on the date thereof and the information made available to Tucker Anthony through the date of this document.

     No limitations were imposed by the boards of directors of Richmond County or Bayonne upon Tucker Anthony with respect to the investigations made or procedures followed by Tucker Anthony in its review and analysis. In its review and analysis and in arriving at its opinions, Tucker Anthony assumed and relied upon the accuracy and completeness of all the financial information publicly available or provided to it by Richmond County and Bayonne, and did not attempt to verify any of such information. Tucker Anthony assumed (1) that the financial projections of Richmond County and Bayonne provided to it with respect to the results of operations likely to be achieved by each company were prepared on a basis reflecting the best currently available estimates and judgments of Richmond County's and Bayonne's management and advisors as to future financial performance and results, and (2) that such forecasts and estimates would be realized in the amounts and in the time periods estimated. Tucker Anthony also assumed, without independent verification, that the current and projected aggregate reserves for possible loan losses for Richmond County and Bayonne were adequate to cover such losses. Tucker Anthony did not make or obtain any independent evaluations or appraisals of any assets or liabilities of Richmond County, Bayonne or any of their respective subsidiaries nor did it verify any of Richmond County's or Bayonne's books or records or review any individual loan credit files.

     On July 19, 1998, Tucker Anthony made a presentation, and subsequently rendered a written fairness opinion, to Richmond County's board. Set forth below is a summary of the material elements of the financial analyses performed by Tucker Anthony in connection with rendering its written opinion of July 19, 1998. In connection with its opinion dated as of the date of this document, Tucker Anthony performed procedures to update certain analyses and reviewed the assumptions on which such analyses were based and the factors it considered. Taken as a whole, Tucker Anthony believes these analyses support the conclusion that the consideration to be paid to holders of Bayonne common stock is fair, from a financial point of view, to the holders of Richmond County common stock.

     STOCK TRADING ANALYSIS. Tucker Anthony examined the historical trading prices, volume and market pricing multiples of Richmond County common stock and Bayonne common stock, and compared the historical trading prices of Richmond County common stock and Bayonne common stock in relation to movements in certain stock indices, specifically the Standard & Poor's Major Regional Bank Index and the Standard and Poor's Savings & Loan Index, as well as to indices of other selected publicly traded financial institutions. This analysis sought to provide a perspective on the market price of Richmond County common stock in recognition of the fact that the merger will be accomplished through an exchange of shares. Tucker Anthony's analysis indicated that the stock of each company was trading in a range comparable to that company's peer groups before the announcement of the transaction.

     Specifically, the index of other selected publicly traded financial institutions compared to Richmond County common stock included:

(1)  Commonwealth Bancorp, Inc.        (7)   PennFed Financial Services, Inc.
(2)  Dime Community Bancshares, Inc.   (8)   Queens County Bancorp, Inc.
(3)  Flushing Financial Corporation    (9)   Roslyn Bancorp, Inc.
(4)  Haven Bancorp, Inc.               (10)  Staten Island Bancorp, Inc.
(5)  Ocwen Financial Corporation       (11)  WSFS Financial Corporation
(6)  Parkvale Financial Corporation    (12)  York Financial Corporation

     The index of other selected publicly traded financial institutions compared to Bayonne common stock included:

(1)  ESB Financial Corporation         (3)   First Bell Bancorp, Inc.
(2)  Fidelity Bancorp, Inc.            (4)   First Keystone Financial, Inc.

(5)  GA Financial, Inc.             (9)   Pulse Bancorp, Inc.
(6)  Harleysville Savings Bank      (10)  Statewide Financial Corporation
(7)  Little Falls Bancorp, Inc.     (11)  TF Financial Corporation
(8)  Pamrapo Bancorp, Inc.

     Tucker Anthony also compared financial data and financial ratios for these two groups of financial institutions to Richmond County and Bayonne, as detailed in the section "--Analysis of Selected Publicly Traded Companies" below.

     CONTRIBUTION ANALYSIS. Tucker Anthony analyzed the contribution of each of Richmond County and Bayonne to, among other things, the stockholders' equity and after-tax net income of the pro forma combined company. This analysis showed that, among other factors, Bayonne would have contributed 30.5%, 22.7%, and 22.8% of the assets, stockholders' equity, and net income of the pro forma combined company as of and for the 12 months ended June 30, 1998, respectively. This is compared with a proposed ownership of 25.6% of the combined company to be held by the holders of Bayonne common stock following the merger. Tucker Anthony's analysis determined that the projected contribution to be provided by Bayonne to the combined company in relationship to assets, equity and income is consistent with the price to be paid by Richmond County.

     PRO FORMA MERGER ANALYSIS. Based on projections provided by Richmond County, Tucker Anthony analyzed certain pro forma effects of the merger. Assuming a price per share of Richmond County common stock of $18.13 as of July 17, 1998, this analysis indicated that, while the merger would be modestly dilutive to tangible book value per share, the merger would be accretive to earnings in the first full year following the close of the merger. In this analysis Tucker Anthony assumed that Richmond County performed in accordance with the earnings forecasts and expected synergies provided to Tucker Anthony by Richmond County's senior management.

     ANALYSIS OF SELECTED ACQUISITION TRANSACTIONS. Tucker Anthony reviewed and performed analysis on 38 unassisted acquisitions of thrift institutions in the New York and surrounding states (the "Selected Market Transactions") and 28 unassisted acquisitions of thrift institutions in the U.S. with a transaction size between $100 million and $250 million (the "Selected U.S. Transactions") announced since January 1, 1997, comparing the target financial institutions' capital structure and profitability to Bayonne's current results of operations and financial condition. The Selected Market Transactions 38 unassisted acquisitions of thrift institutions in the New York and surrounding states and Selected U.S. Transactions 28 unassisted acquisitions of thrift institutions in the U.S. with a transaction size between $100 million and $250 million were chosen because they represented merger and acquisition transactions which involved target financial institutions exhibiting certain characteristics-- including asset size, geographic proximity and business risk--similar to those exhibited by Bayonne. Excluding the highest and lowest ratios, the target financial institutions involved in the Selected Market Transactions 38 unassisted acquisitions of thrift institutions in the New York and surrounding states and the Selected U.S. Transactions 28 unassisted acquisitions of thrift institutions in the U.S. with a transaction size between $100 million and $250 million had an average return on assets for the latest 12 months prior to announcement date of 0.89% and 0.93% and an average return on equity for the latest 12 months prior to announcement date of 9.79% and 9.39%, respectively, as compared to 0.64% and 4.36%, respectively, for Bayonne. Tucker Anthony's analysis of selected acquisition transactions sought to compare the proposed pricing of the merger to other selected transactions to determine whether or not the proposed pricing multiples to be paid were comparable to such recent transactions. Tucker Anthony's analysis determined that the proposed pricing multiples were comparable to these transactions. Set forth below is a summary of the analysis with respect to the Selected Market Transactions and the Selected U.S. Transactions.

                                                          SELECTED MARKET              SELECTED U.S.
                                                           TRANSACTIONS                TRANSACTIONS
                                                     ----------------------       -----------------------
                                          BAYONNE                 OFFER                        OFFER
                                          OFFER(1)   MEDIAN   PERCENTILE(2)       MEDIAN    PERCENTILE(2)
                                          --------   ------   -------------       ------    -------------
Price/Trailing Twelve Months Earnings..  26.8x       22.9x          72%            21.6x      67%
Price/Book Value.......................  1.79x       2.14x          30%            1.97x      37%
Price/Adjusted Book Value (3)..........  2.47x       1.90x          70%            2.17x      69%
Premium to Market Price (4)............   111%        111%          50%             111%      57%

____________________
(1) Based upon value of $19.03 per share of Bayonne common stock (based on the July 17, 1998 closing price of Richmond County common stock of $18.13). If the value of the Richmond County common stock were based on its average closing bid price per share of $18.45 during the fifteen trading day period prior to the announcement of the merger, implying a value of $19.38 per share of Bayonne common stock, the corresponding multiples in the table would be: price/trailing twelve months earnings of 27.3x; price/book value of 1.82x; price/10% book value of 2.51x; and premium to market price of 113%.
(2) Position of the Richmond County offer in relation to percentile rankings of the Selected Market Transactions and the Selected U.S. Transactions, respectively.
(3) Because of the extraordinary nature of Bayonne's capital base relative to most other financial institutions, Tucker Anthony also analyzed the terms of the proposed transaction and the terms of the selected acquisition transactions on an adjusted 10% book value basis. This analysis reviews transaction statistics of premiums paid over a theoretical book value based on adjusting the aggregate transaction value on a dollar-for-dollar basis for differentials between actual book value and the theoretical book value calculated at 10% of total assets.
(4) Premium to market price for Selected Market Transactions and the Selected U.S. Transactions based on stock price one week prior to announcement; market price for Bayonne of $17.13 per share reflects closing price on July 17, 1998.


     ANALYSIS OF SELECTED PUBLICLY TRADED COMPANIES. Tucker Anthony compared selected financial data and financial ratios of Richmond County and Bayonne to the corresponding data and ratios of certain publicly traded thrift institutions located in New York, New Jersey and surrounding states with total assets comparable to Richmond County and Bayonne, respectively. This analysis sought to determine whether or not the financial data and ratios exhibited by Richmond County and Bayonne were comparable to those exhibited by their respective peer groups in order to assist Tucker Anthony in its evaluation of Richmond County and Bayonne. The thrift institutions included in the comparison to Richmond County were:

(1)  Commonwealth Bancorp, Inc.          (7)   PennFed Financial Services, Inc.
(2)  Dime Community Bancshares, Inc.     (8)   Queens County Bancorp, Inc.
(3)  Flushing Financial Corporation      (9)   Roslyn Bancorp, Inc.
(4)  Haven Bancorp, Inc.                 (10)  Staten Island Bancorp, Inc.
(5)  Ocwen Financial Corporation         (11)  WSFS Financial Corporation
(6)  Parkvale Financial Corporation      (12)  York Financial Corporation

     The thrift institutions included in the comparison to Bayonne were:

(1)  ESB Financial Corporation           (7)   Little Falls Bancorp, Inc.
(2)  Fidelity Bancorp, Inc.              (8)   Pamrapo Bancorp, Inc.
(3)  First Bell Bancorp, Inc.            (9)   Pulse Bancorp, Inc.
(4)  First Keystone Financial, Inc.      (10)  Statewide Financial Corporation
(5)  GA Financial, Inc.                  (11)  TF Financial Corporation
(6)  Harleysville Savings Bank

     The selected thrifts, as groups, exhibited certain characteristics - including asset size, geographic proximity and business risk - similar to those exhibited by Richmond County and Bayonne, respectively.

     The comparison of Richmond County to its selected thrift peer group showed among other things that based on financial data as of June 30, 1998 for Richmond County and March 31, 1998 for the selected thrift peer group:

     (1) the ratio of Richmond County's net loans to assets was 40.4% compared to an average of 59.7% for its peer group;

     (2) the ratio of Richmond County's loan loss reserves to non-performing assets was 124.2% compared to 129.3% for its peer group;

     (3) the ratio of Richmond County's non-performing assets (including loans 90 days past due) to the sum of stockholders' equity and loan loss reserves was 1.74% compared to an average of 7.70% for its peer group;

     (4) the ratio of Richmond County's equity to total assets was 20.6% as compared to an average of 11.4% for its peer group;

     (5) the latest quarter annualized return on assets for Richmond County was 1.42% compared to an average of 1.06% for its peer group;

     (6) the latest quarter annualized return on equity for Richmond County was 6.74%, compared to an average of 10.50% for its peer group;

     (7) the ratio of Richmond County's market price to its book value per common share was 147% compared to an average of 190% for its peer group;

     (8) the price/earnings ratio for the trailing 12 months earnings for Richmond County was 30.5x, compared to an average of 20.3x for its peer group; and

     (9) the average latest quarter annualized dividend yield for Richmond County was 1.3% as compared to 1.5% for its peer group.

     The comparison of Bayonne to its selected thrift peer group showed among other things that based on financial data as of June 30, 1998 for Bayonne and March 31, 1998 for the selected thrift peer group:

     (1) the ratio of Bayonne's net loans to assets was 45.4% compared to an average of 49.4% for its peer group;

     (2) the ratio of Bayonne's loan loss reserves to non-performing assets was 75.7% compared to 153.2% for its peer group;

     (3) the ratio of Bayonne's non-performing assets to the sum of stockholders' equity and loan loss reserves was 3.9% compared to an average of 5.8% for its peer group;

     (4) the ratio of Bayonne's equity to total assets was 13.8% as compared to an average of 9.3% for its peer group;

     (5) the latest quarter annualized return on assets for Bayonne was 0.61% compared to an average of 0.85% for its peer group;

     (6) the latest quarter annualized return on equity for Bayonne was 4.17%, compared to an average of 9.46% for its peer group;

     (7) the ratio of Bayonne's market price to its book value per common share was 161% compared to an average of 162% for its peer group;

     (8) the price/earnings ratio for the trailing 12 months earnings for Bayonne was 24.2x, compared to an average of 16.4x for its peer group; and

     (9) the average latest quarter annualized dividend yield for Bayonne was 1.5% as compared to 2.0% for its peer group.

     EVALUATION OF AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER. On October 14, 1998, Richmond County and Bayonne entered into an amended and restated agreement and plan of merger under which the merger would be accounted for as a purchase rather than a pooling-of-interests. At the request of Richmond County's board, Tucker Anthony updated its analysis of selected acquisition transactions, analysis of selected publicly traded companies, and pro forma merger analysis, incorporating financial information provided to Tucker Anthony by Richmond County management concerning the impact of purchase accounting to evaluate whether the change in accounting treatment would change Tucker Anthony's opinion of July 19, 1998.

     On October 14, 1998, Tucker Anthony made a presentation to the Richmond County board in which it reviewed the financial implications of the merger under purchase and pooling-of-interests accounting treatments. Tucker Anthony also updated the Richmond County board on current market conditions of financial institutions similar to Richmond County and Bayonne and comparable merger and acquisition activity that occurred subsequent to July 19, 1998. Among other observations, Tucker Anthony noted that, based on management's accounting assumptions, a change to purchase accounting would cause the merger to be modestly less dilutive to tangible book value per share and modestly less accretive to pro forma earnings resulting from the amortization of goodwill.

     The foregoing is a summary of the material elements of the financial analyses performed by Tucker Anthony, but it does not purport to be a complete description of such analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a summary description. Accordingly, notwithstanding the separate factors summarized above, Tucker Anthony believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all of such analyses or factors, could create an incomplete view of the evaluation process underlying Tucker Anthony's opinion. In addition, Tucker Anthony may have used the various analyses for different purposes and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Tucker Anthony's view of the actual value of Bayonne to Richmond County. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given more weight than any other analysis.

     In performing its analyses, Tucker Anthony made numerous assumptions with respect to industry performance, general business and economic conditions, many of which are beyond the control of Richmond County and Bayonne. The analyses performed by Tucker Anthony are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as a part of Tucker Anthony's analysis of the fairness, from a financial point of view, to the holders of Richmond County common stock of the consideration to be paid in the merger to the holders of Bayonne common stock, and were provided to the Richmond County board in connection with the delivery of Tucker Anthony's opinion. The analyses do not purport to be appraisals or to reflect the prices at which Richmond County or Bayonne might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Tucker Anthony's opinion is just one of the many factors taken into consideration by Richmond County's board. See "-- Background of the Merger" and "--Recommendation of the Richmond County Board; Richmond County's Reasons for the Merger."

MATERIAL PROJECTIONS SHARED BETWEEN THE COMPANIES IN NEGOTIATING THE MERGER AGREEMENT

     In evaluating a possible transaction involving Bayonne, Bayonne prepared nonpublic estimates reflecting management's views as to the possible future performance of Bayonne. These estimates were based on assumptions relating to the interest rate environment, loan portfolio growth, asset growth and deposit growth which management believed to be reasonable at the time. Management's belief as to the reasonableness of its estimates and of the assumptions underlying the estimates is based upon the use of industry data, management's history of operations of Bayonne and the significant time and resources management devoted to developing such estimates. The following are the material estimates prepared by Bayonne's management and furnished to Richmond County while the parties were negotiating the merger agreement. All of the following estimates exclude gains on sales of investments and non-recurring items.

     BAYONNE'S PROJECTIONS FOR THE FISCAL YEAR ENDED MARCH 31, 1999 (DOLLARS IN THOUSANDS)

          Net Interest Income............  $18,857
          Non-Interest Income............    1,386
          Non-Interest Expense...........   11,041
          Net Income.....................    5,562
          Earnings Per Share.............     0.55
          Book Value Per Share...........    11.26
          Tangible Book Value Per Share..    11.26
          Dividends Per Share............     0.25

     Similarly, Richmond County prepared certain nonpublic estimates reflecting management's views as to the possible future performance of Richmond County. These estimates were based on assumptions which management believed to be reasonable at the time. Management's belief as to the reasonableness of its estimates and of the assumptions underlying such estimates is based upon the use of industry data, management's history of operations of Richmond County and the significant time and resources management devoted to developing the estimates. The following is a summary of the material estimates prepared by Richmond County's management and furnished to Bayonne while the parties were negotiating the merger agreement.

     RICHMOND COUNTY'S PROJECTIONS FOR THE FISCAL YEAR ENDED JUNE 30, 1999 (DOLLARS IN THOUSANDS)

          Net Interest Income............  $70,588
          Non-Interest Income............    3,632
          Non-Interest Expense...........   34,391
          Net Income.....................   22,664
          Earnings Per Share.............     0.92
          Book Value Per Share...........    12.48
          Tangible Book Value Per Share..    12.44
          Dividends Per Share............     0.21


     The estimates were not prepared with a view to public disclosure or compliance with published guidelines established by the SEC or the American Institute of Certified Public Accountants regarding projections. They are included in this document solely because the parties furnished it to each other during the merger negotiations. Neither party's independent auditors assume any responsibility for the accuracy of the information. In addition, because the estimates are inherently subject to significant economic and competitive uncertainties and contingencies beyond each company's control, there can be no assurance that the estimates will be realized. Actual results may be higher or lower than those estimated. Neither party's auditor nor any other independent accountants has compiled, examined or performed any procedures with respect to the estimates, nor have they expressed any opinion or any other form of assurance on the information or its achievability, and assume no responsibility for, and disclaim any association with, the foregoing prospective financial information.

     The estimates do not give effect to the merger and should be read together with the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.

RECOMMENDATION OF THE BAYONNE BOARD; BAYONNE'S REASONS FOR THE MERGER

     The Bayonne board believes that the terms of the merger agreement are fair and in the best interests of Bayonne and its stockholders. In the course of reaching its determination, the Bayonne board consulted with legal counsel with respect to its legal duties and the terms of the merger agreement. The Bayonne board consulted with its financial advisor with respect to the financial aspects of the transaction and fairness of the exchange ratio from a financial point of view; and with senior management regarding, among other things, operational matters.

     The following discussion of the information and factors considered by the Bayonne board is not intended to be exhaustive, but does include all material factors considered by the board. In reaching its decision to approve the merger agreement, the Bayonne board considered the following:

     (1) That Bayonne and Richmond County serve contiguous market areas with similar communities and that the expanded reach of the combined company would benefit existing customers and make the combined company more attractive to potential customers.

     (2) That Richmond County offers a broader range of products and services and that the merger would provide Bayonne's customers with access to these products and services without Bayonne having to undergo the expense of introducing them on its own.

     (3) The strength of Richmond County's management and the similarity of operating philosophies between the companies.

     (4) The resources of the charitable foundation established by Richmond County in connection with the conversion of Richmond County Savings would become available to Bayonne's communities as a result of the merger.

     (5) The financial condition, results of operations, cash flow, businesses and prospects of Bayonne. In this regard, the Bayonne board analyzed the options of selling Bayonne or continuing on a stand-alone basis. The range of values on a sale of control basis were determined to generally exceed the present value of Bayonne shares on a stand-alone basis. (6) The written opinion of Sandler O'Neill that, as of July 19, 1998, the exchange ratio was fair to Bayonne stockholders from a financial point of view.

     (7) The Bayonne board also considered that Sandler O'Neill provides financial advisory services to Richmond County. See "--The Transaction is Fair to Bayonne's Stockholders According to Bayonne's Investment Advisor."

     (8) The current operating environment, including the continued consolidation and increasing competition in the banking and financial services industries and the prospect for further changes in these industries.

     (9) The other terms of the merger agreement and exhibits, including the opportunity for Bayonne stockholders to receive shares of Richmond County common stock in a tax-free exchange.

     (10) The detailed financial analyses, pro forma and other information, including the anticipated effects of purchase accounting on the combined company on a prospective basis, with respect to Bayonne and Richmond County discussed by Sandler O'Neill, as well as the Bayonne board's knowledge of Bayonne, Richmond County and their respective businesses.

     (11) The likelihood of the merger and related transactions being approved by the appropriate regulatory authorities, including factors such as market share analyses, Richmond County's Community Reinvestment Act rating at that time and the estimated pro forma financial impact of the transaction on Richmond County. See "--Regulatory Approvals Needed to Complete the Merger."

     (12) The fact that the merger agreement prohibits Bayonne from initiating or encouraging discussion with third parties relating to an alternative transaction and that Richmond County required Bayonne to enter into the merger stock option agreement.

     (13) That it did not solicit offers from third parties or determine whether other institutions would be interested in acquiring Bayonne.

     (14) The Bayonne board believed that a tax-free transaction pursuant to which Bayonne stockholders receive shares of the acquiror would be desired by most stockholders.

     (15) The Bayonne board determined that the unique features of Richmond County, the financial analysis provided by Sandler O'Neill, the pro forma review of the combined entity, and the fact that there was no controlling stockholder of Richmond County provided a reasonable basis for not seeking other offers prior to recommending the proposed transaction to Bayonne stockholders.

     (16) The Bayonne board's review of the status of Richmond County's preparations to be Year 2000 compliant.

     In reaching its determination to approve and recommend the merger agreement, the Bayonne board did not assign any relative or specific weights to the foregoing factors, and individual directors may have weighed factors differently.

     The Bayonne board believes that the merger is in the best interests of Bayonne and its stockholders. ACCORDINGLY, THE BAYONNE BOARD UNANIMOUSLY RECOMMENDS THAT BAYONNE'S STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

THE TRANSACTION IS FAIR TO BAYONNE'S STOCKHOLDERS ACCORDING TO BAYONNE'S INVESTMENT ADVISOR

     By letter agreement dated as of March 10, 1998, Bayonne retained Sandler O'Neill as an independent financial advisor in connection with Bayonne's general strategic analyses and its consideration of possible business combinations with a second party. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

     Sandler O'Neill acted as financial advisor to Bayonne in connection with the merger and participated in certain of the negotiations leading to the merger agreement. At the request of the Bayonne board, representatives of Sandler O'Neill attended the July 17, 1998 and July 19, 1998 meetings of the Bayonne board at which the board considered and approved the merger agreement. At the July 19th meeting, Sandler O'Neill delivered to the Bayonne board its written opinion that, as of such date, the exchange ratio was fair to the Bayonne stockholders from a financial point of view. Sandler O'Neill has also delivered to the Bayonne board a written fairness opinion dated the date of this document, which reflects the fact that the merger will be accounted for as a purchase transaction and not as a pooling-of-interests, but is otherwise substantially identical to the July 19, 1998 opinion. THE FULL TEXT OF THE SANDLER FAIRNESS OPINION IS ATTACHED AS ANNEX D TO THIS DOCUMENT. THE SANDLER FAIRNESS OPINION OUTLINES THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY SANDLER O'NEILL IN RENDERING THE OPINION. THE SANDLER FAIRNESS OPINION IS INCORPORATED BY REFERENCE INTO THIS DESCRIPTION OF THE OPINION AND THIS DESCRIPTION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE SANDLER FAIRNESS OPINION. BAYONNE STOCKHOLDERS ARE URGED TO CAREFULLY READ THE SANDLER FAIRNESS OPINION IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSED MERGER.

     THE SANDLER FAIRNESS OPINION IS DIRECTED TO THE BAYONNE BOARD AND WAS PROVIDED TO THE BAYONNE BOARD FOR ITS INFORMATION IN CONSIDERING THE MERGER. THE SANDLER FAIRNESS OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO TO BAYONNE STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF BAYONNE TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND IS NOT A RECOMMENDATION TO ANY BAYONNE STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE MEETING WITH RESPECT TO THE MERGER OR ANY OTHER RELATED MATTER.

     In rendering its July 19, 1998 opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion.

     In performing its analyses, Sandler O'Neill made numerous assumptions with respect to industry performance, business and economic conditions, many of which cannot be predicted and are beyond the control of Bayonne, Richmond County and Sandler O'Neill. The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for the purpose of rendering its opinion and provided such analyses to the Bayonne board at the July 17th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analyses do not necessarily reflect the value of Bayonne common stock or Richmond County common stock or the prices at which Bayonne common stock or Richmond County common stock may be sold at any time.

     SUMMARY OF PROPOSAL. Sandler O'Neill reviewed the financial terms of the proposed transaction. Based on the closing price of Richmond County common stock on July 16, 1998 of $18.31 and the exchange ratio of 1.05, Sandler O'Neill calculated an implied transaction value per share of Bayonne common stock of $19.23 (the "Implied Value"). The implied aggregate transaction value was $178.7 million, based upon the Implied Value of $19.23 and 9,359,072 fully diluted shares of Bayonne common stock outstanding, which was determined using the treasury stock method at the Implied Value. Based upon the Implied Value and Bayonne's June 30, 1998 financial information, Sandler O'Neill calculated the following ratios:

          Implied Value/Tangible book value   1.77x
          Implied Value/Book value            1.77x
          Implied Value/LTM EPS               27.9x
          Implied Value/LQA EPS               30.0x

For purposes of Sandler O'Neill's analyses, earnings per share were based on fully diluted earnings per share. Sandler O'Neill noted that the Implied Value represented a 13.1% premium over the July 16, 1998 closing price of Bayonne common stock of $17.00.

     STOCK TRADING HISTORY. Sandler O'Neill reviewed the history of the reported trading prices and volume of Bayonne common stock and Richmond County common stock, and the relationship between the movements in the prices of Bayonne common stock and Richmond County common stock, respectively, to movements in certain stock indices, including the Standard & Poor's 500 Index, the NASDAQ Bank Index and selected composite peer groups of publicly traded savings institutions identified as the Regional Group and Peer Group, respectively, below. During the period August 22, 1997 through July 15, 1998, Bayonne common stock outperformed each of the indices to which it was compared. During the period February 18, 1998 through July 15, 1998, Richmond County common stock slightly underperformed the Standard & Poor's 500 Index and outperformed each of the other indices to which it was compared.

     COMPARABLE COMPANY ANALYSIS. Sandler O'Neill used publicly available information to compare selected financial and market trading information, including balance sheet composition, asset quality ratios, loan loss reserve levels, profitability, capital adequacy, dividends and trading multiples, for Bayonne and two different groups of savings institutions. The first group consisted of Bayonne and the following 16 publicly traded regional savings institutions (the "Regional Group"):

(1)  Ambanc Holding Co. Inc.          (9)   Lakeview Financial Corp.
(2)  Carver Bancorp Inc.              (10)  Northeast PA Financial Corporation
(3)  ESB Financial Corporation        (11)  Parkvale Financial Corporation
(4)  Fidelity Bancorp Inc.            (12)  Peoples Bancorp Inc.
(5)  First Bell Bancorp Inc.          (13)  Progress Financial Corporation
(6)  Flushing Financial Corporation   (14)  Raritan Bancorp Inc.
(7)  FMS Financial Corporation        (15)  Statewide Financial Corporation
(8)  GA Financial Inc.                (16)  TF Financial Corporation

     Sandler O'Neill also compared Bayonne to a group of 14 publicly traded savings institutions that had a return on average equity (based on last 12 months' earnings) of greater than 14.0% and a price to tangible book value of greater than 170% (the "Highly Valued Group"). The Highly Valued Group included the following institutions:

(1)   American Bank of Connecticut
(2)   CFSB Bancorp Inc.
(3)   Coastal Financial Corporation
(4)   SMS Financial Corp.
(5)   Highland Bancorp Inc.
(6)   Home Federal Bancorp
(7)   Lakeview Financial Corp.
(8)   MECH Financial Inc.
(9)   Metropolitan Financial Corp.
(10)  MetroWest Bank
(11)  People's Bancshares Inc.
(12)  First Mutual Savings Bank
(13)  Progress Financial Corporation
(14)  PVF Capital Corporation

     The analysis utilized publicly available financial information for Bayonne as of and for each of the years ended March 31, 1993 through March 31, 1998.
The analysis compared Bayonne data and the median data for each of the Regional Group and the Highly Valued Group as of and for each of the years ended December 31, 1993 through December 31, 1997 and as of and for the 12 months ended March 31, 1998. The table below sets forth the comparative data as of and for the 12 months ended March 31, 1998.

                                                                 HIGHLY
                                                      REGIONAL   VALUED
                                           BAYONNE     GROUP      GROUP
                                         ----------   --------   --------
Total Assets...........................  $646,058   $646,058   $648,892
Annual Growth Rate of Total Assets.....     11.97%     14.18%     17.06%
Tangible Equity/Total Assets...........     15.27%      7.96%      7.04%
Intangible Assets/Total Equity.........      0.00%      0.99%      0.49%
Net Loans/Total Assets.................     36.45%     49.40%     71.84%
Cash and Securities/Total Assets.......     61.47%     47.55%     24.27%
Gross Loans/Total Deposits.............     56.29%     81.56%    101.62%
Total Borrowings/Total Assets..........     17.86%     20.07%     16.92%
Nonperforming Assets/Total Assets......      0.56%      0.44%      0.62%
Loan Loss Reserve/Nonperforming Loans..     91.77%    126.73%    111.01%
Loan Loss Reserve/Gross Loans..........      1.24%      1.05%      1.20%
Net Interest Margin....................      2.71%      3.35%      3.69%
Loan Loss Provision/Average Assets.....      0.03%      0.08%      0.22%
Noninterest Income/Average Assets......      0.22%      0.38%      0.85%
Noninterest Expense/Average Assets.....      1.68%      2.17%      2.38%
Efficiency Ratio.......................     58.63%     57.24%     58.71%
Return on Average Assets...............      0.72%      0.88%      1.30%
Return on Average Equity...............      5.82%      8.63%     16.78%
Price/Tangible Book Value per Share....    155.53%    164.69%    249.33%
Price/Earnings per Share...............     26.40x     18.38x     15.60x
Market Capitalization/Assets...........     23.74%     15.85%     16.81%
Dividend Yield.........................        NM       1.43%      0.90%
Dividend Payout Ratio..................        NM      24.98%     15.95%

     Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for Richmond County and two different groups of savings institutions. The first group consisted of Richmond County and the following 13 publicly traded savings institutions (the "Peer Group"):

(1)  Dime Community Bancshares Inc.     (8)   Parkvale Financial Corp.
(2)  ESB Financial Corp.                (9)   PennFed Financial Services Inc.
(3)  First Source Bancorp Inc.          (10)  Peoples Bancorp Inc.
(4)  Flushing Financial Corp.           (11)  Queens County Bancorp Inc.
(5)  Haven Bancorp Inc.                 (12)  WSFS Financial Corp.
(6)  JSB Financial Inc.                 (13)  York Financial Corp.
(7)  Ocwen Financial Corp.

     Sandler O'Neill also compared Richmond County to a group of nine publicly traded savings institutions that had a return on average equity of greater than 14.5%, based on last 12 months' earnings, and a price to tangible book value of greater than 200% (the "Large Thrift Highly Valued Group"). The Large Thrift Highly Valued Group included:

(1)  Anchor BanCorp Wisconsin         (6)  Metropolitan Financial Corp.
(2)  Andover Bancorp Inc.             (7)  Parkvale Financial Corp.
(3)  CFSB Bancorp Inc.                (8)  People's Bancshares Inc.
(4)  D&N Financial Corp.              (9)  WSFS Financial Corp.
(5)  First Federal Capital Corp.

     The analysis utilized publicly available financial information for Richmond County as of and for each of the years ended June 30, 1993 through June 30, 1997 and as of and for the 12 months ended March 31, 1998. The analysis compared Richmond County data to the median data for each of the Peer Group and the Large Thrift Highly Valued Group as of and for each of the years ended December 31, 1993 through December 31, 1997 and as of and for the 12 months ended March 31, 1998. The table below sets forth the comparative data as of and for the 12 months ended March 31, 1998.

                                          RICHMOND     REGIONAL    HIGHLY VALUED
                                           COUNTY        GROUP         GROUP
                                       ------------   -----------  -------------
Total Assets...........................  $1,463,805   $1,466,435      $1,392,342
Annual Growth Rate of Total Assets.....       50.78%       16.78%           8.52%
Tangible Equity/Total Assets...........       21.96%        9.61%           6.30%
Intangible Assets/Total Equity.........        0.40%        0.52%           0.80%
Net Loans/Total Assets.................       38.32%       56.78%          74.62%
Cash and Securities/Total Assets.......       59.14%       39.05%          24.17%
Gross Loans/Total Deposits.............       60.95%       87.23%         106.47%
Total Borrowings/Total Assets..........       13.66%       17.99%          22.34%
Nonperforming Assets/Total Assets......        0.47%        0.48%           0.50%
Loan Loss Reserve/Nonperforming Loans..      106.63%      125.21%         205.01%
Loan Loss Reserve/Gross Loans..........        1.17%        1.04%           0.86%
Net Interest Margin....................        4.06%        3.20%           3.07%
Loan Loss Provision/Average Assets.....        0.17%        0.07%           0.04%
Noninterest Income/Average Assets......        0.27%        0.40%           0.65%
Noninterest Expense/Average Assets.....        1.94%        1.81%           2.14%
Efficiency Ratio.......................       46.77%       51.10%          57.80%
Return on Average Assets...............        1.04%        0.95%           1.07%
Return on Average Equity...............        6.78%       10.14%          16.97%
Price/Tangible Book Value per Share....      150.60%      178.90%         287.14%
Price/Earnings per Share...............       32.71x       19.82x         15.70x
Market Capitalization/Assets...........       33.06%       18.20%          16.96%
Dividend Yield.........................          NM         1.59%           1.39%
Dividend Payout Ratio..................          NM        27.03%          24.95%

     No company included in the above analysis is identical to Bayonne or Richmond County. Accordingly, an analysis of comparable companies is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Bayonne and Richmond County and the companies to which they are being compared.

     ANALYSIS OF SELECTED MERGER TRANSACTIONS. Sandler O'Neill reviewed certain other merger or acquisition transactions announced from January 1, 1998 to July 15, 1998 involving publicly traded savings institutions as acquired institutions with transaction values greater than $15 million. Sandler O'Neill reviewed 34 transactions announced nationwide ("Nationwide Transactions") and 11 transactions announced in Maryland, New Jersey, New York and Pennsylvania ("Regional Transactions"). Sandler O'Neill reviewed the ratios of deal price to last 12 months' earnings, deal price to book value, deal price to tangible book value, tangible book premium to core deposits, deal price to total deposits and deal price to total assets and computed high, low, mean and median ratios and premiums for the respective groups of transactions. These multiples were applied to Bayonne's financial information as of and for the 12 months ended March 31, 1998. As illustrated in the following table, Sandler O'Neill derived an imputed range of values per share of Bayonne common stock of $15.05 to $24.91 based upon the median multiples for Nationwide Transactions and $15.00 to $22.26 based upon the median multiples for Regional Transactions. Sandler O'Neill concluded that the Implied Value of the merger to Bayonne stockholders of $19.23 was within the range of values suggested by comparable transactions.

                                              NATIONWIDE
                                             TRANSACTIONS              REGIONAL TRANSACTIONS
                                        --------------------          ------------------------
                                          MEDIAN    IMPLIED            MEDIAN         IMPLIED
                                          MULTIPLE    VALUE            MULTIPLE        VALUE
                                        ----------  ---------         ---------     ----------
Deal price/LQA EPS...................     26.47x       $16.94           26.39x        $16.89
Deal price/Est. 1999 net income......     26.47x        15.05           26.39x         15.00
Deal price/Book value................      2.28x        24.69            2.05x         22.26
Deal price/Tangible book value.......      2.30x        24.91            2.05x         22.26
Deal price/Total deposits............     33.17%        15.46           32.74%         15.26
Tangible book premium/Core deposits..     21.63%        20.43           21.47%         20.36
Deal price/Total assets..............     24.96%        17.74           26.73%         19.00

     No companies involved in the transactions included in the above analysis are identical to Bayonne and Richmond County and no transaction included in the above analysis is identical to the merger. Accordingly, an analysis of the results of the foregoing analysis is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Bayonne and Richmond County and the companies to which they are being compared.

     DISCOUNTED DIVIDEND STREAM AND TERMINAL VALUE ANALYSIS. Sandler O'Neill also performed an analysis which estimated the future stream of after-tax dividend flows of Bayonne through March 31, 2003 under various circumstances, assuming Bayonne's current dividend payout ratio and that Bayonne performed in accordance with the earnings forecasts of its management. To approximate the terminal value of Bayonne common stock at March 31, 2003, Sandler O'Neill applied price to earnings multiples ranging from 12x to 27x and applied multiples of tangible book value ranging from 100% to 350%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Bayonne common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of Bayonne common stock of $6.77 to $18.62 when applying the price/earnings multiples and $7.67 to $32.15 when applying multiples of tangible book value. As calculated by Sandler O'Neill, the Implied Value of the merger to Bayonne stockholders was $19.23.

                               PRICE/EARNINGS         TANGIBLE BOOK
                    DISCOUNT      MULTIPLES          VALUE MULTIPLES
                              -----------------     -----------------
                      RATE     12X         27X       1.0X       3.5X
                    --------  ------     ------     ------     ------
                       9%      $8.86     $18.62     $10.44     $32.15
                      11        8.09      16.94       9.41      28.72
                      13        7.40      15.43       8.49      25.68
                      15        6.77      14.06       7.67      22.98

     In connection with its analysis, Sandler O'Neill considered and discussed with the Bayonne board how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net interest spread, non-interest income, non-interest expenses and dividend payout ratio. Sandler O'Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

     PRO FORMA MERGER ANALYSIS. Sandler O'Neill analyzed certain potential pro forma effects of the merger, based upon the exchange ratio of 1.05, Bayonne's and Richmond County's current and projected income statements and balance sheets, and assumptions regarding the economic environment, accounting and tax treatment of the merger, charges associated with the merger, operating efficiencies and other adjustments discussed with senior managements of Bayonne and Richmond County. This analysis indicated that in the first full year following the merger, the merger would be neutral to Richmond County's earnings per share and slightly dilutive to tangible book value per share. The analysis also indicated that, from a Bayonne stockholder's perspective, as compared to the projected stand-alone performance of Bayonne, the merger would be accretive to both earnings per share and tangible book value per share.

     Sandler O'Neill updated its analysis following the amendment and restatement of the agreement to reflect the fact that the merger will be accounted for as a purchase transaction. This analysis included the projected impact of the 15 year amortization of the goodwill created as a result of the merger and a projected repurchase of 10% of the pro forma number of shares of Richmond County common stock outstanding after giving effect to the merger. As illustrated in the following table, this analysis indicated that the merger would be accretive to Richmond County's earnings per share and dilutive to tangible book value per share. The analysis also indicated that, from a Bayonne stockholder's perspective, as compared to the projected stand-alone performance of Bayonne, the merger would be accretive to both earnings per share and tangible book value per share. The actual results achieved by Richmond County may vary from projected results and the variations may be material.

                                              RICHMOND
     JUNE 30, 2000                             COUNTY         BAYONNE
     -------------                            --------       ----------
     Stand-alone EPS.........................  $   1.19       $  0.83
     Pro forma EPS...........................  $   1.25       $  1.31/(1)/
     EPS accretion...........................      5.10%        57.60%
     Stand-alone tangible book value.........  $  13.28       $ 11.43
     Pro forma tangible book value...........  $  13.21       $ 13.87/(1)/
     Tangible book value accretion (dilution)     (0.50)%       21.40%
     Stand-alone leverage capital ratio......     13.80%          NM
     Pro forma leverage capital ratio........     12.40%          NM

     ____________________
     (1) Determined by multiplying the Richmond County values by the exchange ratio.

     CONTRIBUTION ANALYSIS. Sandler O'Neill reviewed the relative contributions to, among other things, total assets, total net loans, total deposits, total borrowings, total equity, last quarter annualized net income and market capitalization to be made by Bayonne and Richmond County to the combined institution based on data at and for the 12 months ended March 31, 1998. This analysis indicated that the implied contributions to the combined entity were as follows:

                                                          RICHMOND
                                               BAYONNE     COUNTY
                                               -------    --------
     Total assets..........................     30.6%      69.4%
     Total net loans.......................     29.6%      70.4%
     Total deposits........................     31.3%      68.7%
     Total borrowings......................     36.6%      63.4%
     Total equity..........................     23.4%      76.6%
     LQA net income........................     27.1%      72.9%
     Market capitalization.................     24.2%      75.8%
     Percentage of pro forma shares owned..     25.9%      74.1%

Sandler O'Neill concluded that the percentage of pro forma shares owned by Bayonne stockholders was comparable to the percentage contribution of Bayonne to the combined company.

     In connection with rendering its July 19, 1998 opinion, Sandler O'Neill reviewed, among other things:

     (1)  the merger agreement and exhibits thereto;

     (2)  the merger stock option agreement;

     (3) certain publicly available financial statements of Bayonne and other historical financial information provided by Bayonne that Sandler O'Neill deemed relevant;

     (4) certain publicly available financial statements of Richmond County and other historical financial information provided by Richmond County that Sandler O'Neill deemed relevant;

     (5) certain financial analyses and forecasts of Bayonne prepared by and reviewed with management of Bayonne and the views of senior management of Bayonne regarding Bayonne's past and current business, operations, results thereof, financial condition and future prospects;

     (6) certain financial analyses and forecasts of Richmond County prepared by and reviewed with management of Richmond County and the views of senior management of Richmond County regarding Richmond County's past and current business, operations, results thereof, financial condition and future prospects;

     (7)  the pro forma impact of the merger;

     (8) the publicly reported historical price and trading activity for Bayonne and Richmond County common stock, including a comparison of certain financial and stock market information for Bayonne and Richmond County with similar publicly available information for certain other companies the securities of which are publicly traded;

     (9) the financial terms of recent business combinations in the savings institution industry, to the extent publicly available;

     (10) the current market environment generally and the banking environment in particular; and

     (11) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant.

     In connection with rendering the Sandler fairness opinion, Sandler O'Neill confirmed the appropriateness of its reliance on the analyses used to render its July 19, 1998 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the other factors considered in rendering its opinion. In performing such procedures, Sandler O'Neill considered the impact on its analyses arising out of the change in the accounting treatment of the merger from a pooling-of-interests to a purchase transaction.

     In performing its reviews and analyses, Sandler O'Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it, and Sandler O'Neill does not assume any responsibility or liability for independently verifying the accuracy or completeness of any of such information. Sandler O'Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Bayonne or Richmond County or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O'Neill is not an expert in the evaluation of allowances for loan losses and it has not made an independent evaluation of the adequacy of the allowance for loan losses of Bayonne or Richmond County, nor has it reviewed any individual credit files relating to Bayonne or Richmond County. With Bayonne's consent, Sandler O'Neill has assumed that the respective allowances for loan losses for both Bayonne and Richmond County are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O'Neill has not conducted any physical inspection of the properties or facilities of Bayonne or Richmond County. With respect to all financial projections prepared by or reviewed with each company's management and used by Sandler O'Neill in its analyses, Sandler O'Neill assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of Bayonne and Richmond County and that such performances will be achieved. Sandler O'Neill expressed no opinion as to such financial projections or the assumptions on which they were based.

     Sandler O'Neill's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O'Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O'Neill also assumed, with Bayonne's consent, that there has been no material change in Bayonne's and Richmond County's assets, financial condition, results of operations, business or prospects since the date of the last publicly filed financial statements available to it, that Bayonne and Richmond County will remain as going concerns for all periods relevant to its analyses, and that the merger will be accounted for as a purchase and will qualify as a tax-free reorganization for federal income tax purposes.

     Bayonne has agreed to pay Sandler O'Neill a transaction fee in connection with the merger, a substantial portion of which is contingent upon the closing of the merger. Based on the closing price of Bayonne common stock on January 19, 1999, the last practicable date prior to the printing of this document, Bayonne will pay Sandler O'Neill a transaction fee of approximately $1,651,000, of which approximately $470,000 has been paid and the balance will be paid when the merger is closed. Sandler O'Neill has also received a fee of $50,000 for rendering its fairness opinion. Bayonne has also agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to protect Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

     Sandler O'Neill has in the past provided certain other financial services to Bayonne and has received compensation for such services. Sandler O'Neill has in the past provided and currently provides certain financial advisory services to Richmond County and has received, and will receive, compensation for such services. In addition, Sandler O'Neill may in the future provide investment banking services to Richmond County and will receive compensation for such services. In the ordinary course of its business as a broker-dealer, Sandler O'Neill may purchase securities from and sell securities to Bayonne and Richmond County and may actively trade the equity securities of Bayonne and Richmond County for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

BAYONNE STOCKHOLDERS WILL RECEIVE 1.05 SHARES OF RICHMOND COUNTY COMMON STOCK FOR EACH BAYONNE SHARE

     Upon completion of the merger, each share of Bayonne common stock, will be converted into the right to receive 1.05 shares of Richmond County common stock. However, some shares, as described on the next page, will not be so converted. The exchange ratio may be increased by Richmond County if Bayonne exercises its rights under the merger agreement to terminate the merger agreement due to the price of the Richmond County common stock declining below certain levels. See "--Price-Based Termination of the Merger Agreement." However, Richmond County is under no obligation to increase the exchange ratio. Any decision to increase the exchange ratio would be made by the Richmond County board. If Richmond County elects to increase the exchange ratio, it must give Bayonne prompt notice of that election. If Richmond County increases the exchange ratio as called for by the merger agreement, no termination of the merger agreement would occur.

     The exchange ratio was arrived at through arm's-length negotiations between Richmond County and Bayonne. The exchange ratio cannot be decreased without approval of Bayonne and the Richmond County stockholders. If Richmond County effects a stock dividend, reclassification, split, combination or exchange of shares of the Richmond County common stock, an appropriate adjustment to the exchange ratio will be made. This insures that the consideration to be received by Bayonne stockholders will not be impacted by a dividend, stock split or the like.

     The market price of Richmond County common stock will always fluctuate. Because the number of shares of Richmond County common stock to be received by Bayonne's stockholders in the merger is fixed (subject to possible increase as described above) and because the market price of the Richmond County common stock will fluctuate, the value of the shares of Richmond County common stock that Bayonne stockholders would receive in the merger may increase or decrease prior to and after the merger. For further information concerning the market prices of Richmond County common stock and Bayonne common stock, see "MARKET PRICES AND DIVIDEND INFORMATION." No assurance can be given as to what the market price of Richmond County common stock will do before or after the merger closes.

     No fractional shares of Richmond County common stock will be issued in connection with the merger. Instead, Richmond County will make a cash payment to each Bayonne stockholder who would otherwise receive fractional shares. The cash payment will equal the product of (1) the fractional portion which a Bayonne stockholder would otherwise receive and (2) the average of the daily closing sales prices of a share of Richmond County common stock for the 15 consecutive trading days immediately preceding the day on which the last required regulatory approval for the merger is obtained.

     Upon completion of the merger, some shares of Bayonne common stock will be canceled and retired and no payment will be made for them. These shares are:

     . shares held directly or indirectly by Richmond County. This does not apply to shares held in a fiduciary capacity or in satisfaction of a debt previously contracted;

     .    shares held by Bayonne as treasury stock; and

     .    unallocated shares held in the Bayonne 1995 RRP.

     Other than the option Richmond County may have the right to exercise under the merger stock option agreement, each outstanding and unexercised option to purchase Bayonne common stock, will be converted into an option to purchase Richmond County common stock. The number of shares of Richmond County common stock to be received is equal to the product of the number of shares of Bayonne common stock subject to Bayonne options and the exchange ratio. The price per share of the Richmond County common stock will equal the exercise price per share of Bayonne common stock otherwise purchasable under the Bayonne option, divided by the exchange ratio.

PROCEDURES FOR EXCHANGING YOUR STOCK CERTIFICATES

     RICHMOND COUNTY. Shares of Richmond County capital stock issued and outstanding immediately prior to the completion of the merger will remain issued and outstanding and be unaffected by the merger.

     BAYONNE. Within five business days after the completion of the merger, a bank or trust company selected by Richmond County and reasonably satisfactory to Bayonne, will mail to each former holder of record of Bayonne common stock a letter with instructions on how to exchange Bayonne stock certificates for Richmond County stock certificates and cash for fractional shares.

     HOLDERS OF BAYONNE COMMON STOCK SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS FROM THE DESIGNATED AGENT, AND SHOULD NOT RETURN SUCH STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     After you mail in these materials to the designated agent, your Richmond County stock certificates and, where applicable, a check for your fractional shares, will be mailed back to you. The Bayonne certificates you surrender will be canceled.

     As a Bayonne stockholder, you will receive Richmond County dividends or other distributions declared after the completion of the merger only if you surrendered your Bayonne stock certificates. Only then will you be entitled to receive all previously withheld dividends and distributions, without interest.

     After the completion of the merger, no transfers of Bayonne common stock issued and outstanding immediately prior to the completion of the merger will be allowed. Bayonne stock certificates that are presented for transfer after the completion of the merger, will be canceled and exchanged for Richmond County stock certificates.

     If your Bayonne stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of those certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. The designated agent will send you instructions on how to provide this evidence.

INTERESTS OF DIRECTORS AND OFFICERS IN THE MERGER THAT ARE DIFFERENT FROM YOUR INTERESTS

     Some members of Bayonne's management and the Bayonne board may have interests in the merger that are in addition to or different from the interests of stockholders. The Bayonne board was aware of these interests and considered them in approving the merger agreement.

     EXISTING EMPLOYMENT, CHANGE IN CONTROL AND CONSULTING AGREEMENTS. Mr. Michael A. Nilan is President of Bayonne. He has an employment contract with Bayonne. Because of the merger, his contract will be terminated. In exchange for this he will receive a payment of approximately $150,000. Following the merger, Mr. Nilan will be employed by Richmond County Savings under an employment agreement. Other senior officers of Bayonne, including Mr. Eugene Malinowski, Bayonne's Chief Financial Officer, will receive severance payments totalling, in the aggregate, approximately $1.1 million if their employment is terminated in connection with or following the merger. Mr. Malinowski himself will receive approximately $350,000. These officers will also be entitled to continued life, health and disability insurance coverage for 36-months following their termination of employment. Mr. Patrick F.X. Nilan's consulting agreement with Bayonne will be terminated after the merger, in return for which he will receive $100,000.

     VESTING OF RESTRICTED STOCK. Under the Bayonne 1995 Recognition and Retention Plan, grants of restricted stock were made to directors and officers of Bayonne. The vesting of these shares was to occur over a period of years. However, this plan provides that all unvested restricted shares of Bayonne common stock become vested upon a change in control of Bayonne. The merger is a change in control. Officers and directors of Bayonne currently hold 49,684 shares of unvested restricted stock, which will be converted into shares of Richmond County common stock at the exchange ratio. The vesting of shares of restricted stock granted under the Bayonne Incentive Plan will not be accelerated by the merger. However, Richmond County will assume Bayonne's obligations under these awards.

     ESTABLISHMENT OF DIVISIONAL BOARD. Richmond County will create a divisional board to advise Richmond County on deposit and lending activities in Bayonne's market area and to maintain and develop customer relationships. Richmond County will appoint all of the present members of the Bayonne board who wish to serve to the divisional board. The divisional board will be maintained until April 30, 2003 or later, at the discretion of the Richmond County board. Each member of the divisional board will receive an annual retainer of $12,000 and a $1,000 attendance fee for each meeting attended.

     APPOINTMENT TO RICHMOND COUNTY BOARD OF DIRECTORS. Following the completion of the merger, Richmond County will increase the Richmond County board by one member and appoint Patrick F.X. Nilan to fill the newly created vacancy. Mr. Patrick F.X. Nilan's term will expire in year 2000. For his services as a member of the Richmond County board, Mr. Nilan will receive the customary Richmond County board fees and retainers. He will not receive fees for service on the divisional board while a member of the Richmond County board.

     NEW EMPLOYMENT AGREEMENTS. Following the merger, Michael A. Nilan will enter into an employment agreement with Richmond County Savings. He will serve as a senior officer of Richmond County Savings for the three years following the merger. His initial base salary under the agreement will be $150,000. He will also receive a bonus of $150,000 when he executes his new employment agreement. Mr. Nilan will also receive compensation for not competing with Richmond County during the term of his agreement and for the loss of benefits he would have received under Bayonne's retirement programs that are being lost due to the merger.

     BAYONNE STOCK OPTIONS. Options to purchase shares of Bayonne common stock under the Bayonne 1995 Stock Option Plan or the Bayonne Incentive Plan will be converted into options to purchase Richmond County common stock. As of September 30, 1998, the directors and executive officers of Bayonne held options to purchase a total of 460,783 shares of Bayonne common stock.

     PROTECTION OF OFFICERS, DIRECTORS AND EMPLOYEES AGAINST CLAIMS. Richmond County has also agreed as to protect and hold harmless each present and former director, officer and employee of Bayonne and its subsidiaries and each officer or employee of Bayonne and its subsidiaries that is serving or has served as a director or trustee of another entity at Bayonne's request or direction. These people will be protected against any costs, expenses judgments, fines, losses, claims, or liabilities incurred in connection with any claim, suit, proceeding or investigation relating to matters existing or occurring at or prior to the completion of the merger. Richmond County also agreed to advance these persons costs they incur to the fullest extent the costs would have been advanced to them if they were a director, officer, or employee of Bayonne under the Delaware General Corporation Law. The indemnification will last for six years following the merger.

     Moreover, Richmond County will maintain Bayonne's existing directors' and officers' insurance policy. In the alternative, Richmond County will provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by Bayonne's existing policy. This coverage will be maintained for three years after the merger.

MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER

     Following the merger, Richmond County will increase its board by one member and will appoint Patrick F.X. Nilan to fill the vacancy. Mr. Nilan's term as a member of the Richmond County board will expire in the year 2000. For his services as a member of the Richmond County board, Mr. Nilan will be paid the customary board fee. In addition, Richmond County will establish a divisional board with respect to deposit and lending activities in Bayonne's market area and to maintain and develop customer relationships.

     Richmond County expects to achieve significant consolidation efficiencies following the consummation of the merger, although there can be no assurance that the anticipated efficiencies will be achieved. The efficiencies are expected to be achieved primarily through the elimination of duplicative compensation costs and computer system costs. A merger integration committee, consisting of senior management members of Richmond County and Bayonne, is in the process of establishing a definitive plan, including a timetable, to achieve the cost reductions.

     Following the merger, Richmond County intends to continue to utilize a stock repurchase program, subject to regulatory limitations or conditions, economic and market conditions and a review by the board and management of the anticipated effects of such a program. Such a program may affect Richmond County's ability to utilize pooling-of-interests accounting in any potential acquisitions, although, like other public companies, Richmond County will retain the ability to terminate the stock repurchase plan and reissue all or a portion of these repurchased shares in order to utilize the pooling-of-interests method of accounting for future acquisitions.

EMPLOYEE MATTERS

     Each First Savings employee whose employment is not specifically terminated will become an employee of Richmond County or Richmond County Savings. However:

     (1) Bayonne's continuing employees will not be, or act as, officers of Richmond County or Richmond County Savings, unless elected or appointed to that position by Richmond County or Richmond County Savings.

     (2) With the exception of Mr. Michael A. Nilan, all of Bayonne's continuing employees who remain following the completion of the merger will be employed at the will of Richmond County or Richmond County Savings.

     (3) With the exception of Mr. Michael A. Nilan, no employee of Bayonne will become a contractual employee of Richmond County or Richmond County Savings unless the contract is in writing with Richmond County or Richmond County Savings.

     (4) Each of Bayonne's continuing employees who is a participant in the Bayonne 401(k) Plan will become fully vested in his or her account balance in the Bayonne 401(k) Plan. The Bayonne 401(k) Plan will either be merged into the Richmond County Savings Bank 401(k) Savings Plan in RSI Retirement Trust following, or terminated immediately prior to, on, or after the completion of the merger. This determination will be made by Richmond County Savings. Bayonne's continuing employees participating in the Bayonne 401(k) Plan will become participants in the Richmond County Savings 401(k) Plan.

     (5) Richmond County will honor existing employment agreements, including the change in control provisions of those agreements and in certain benefit plans. Richmond County will also honor the payment of benefits by Bayonne under the agreements and plans to the extent these obligations have been previously disclosed to Richmond County. Payments under the Bayonne employment agreements may be made by Bayonne immediately prior to the completion of the merger.

     (6) Except as otherwise provided in paragraphs (4) and (5) above, appropriate steps shall be taken to terminate all Bayonne employee plans around the time the merger closes. Except as provided in paragraph (4), each Bayonne continuing employee will be eligible to participate in Richmond County employee plans, on the same basis as any newly-hired employee of Richmond County or Richmond County Savings. However, with respect to each Richmond County employee plan, other than the Richmond County ESOP and the Richmond County Savings 401(k) Plan, service with Bayonne or First Savings will be treated as service with Richmond County or Richmond County Savings to determine eligibility to participate, vesting and entitlement to benefits. Service will not be recognized to the extent that it would result in a duplication of benefits. For purposes of the Richmond County ESOP or Richmond County Savings 401(k) Plan, Bayonne's continuing employees will be treated as newly-hired employees of Richmond County or Richmond County Savings as of the completion of the merger and credit for service will begin accruing as of that date.

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

CONDITIONS TO THE MERGER

     The obligations of Richmond County and Bayonne to close the merger are conditioned on the following being satisfied at or prior to the completion of the merger:

     (1) Richmond County's and Bayonne's stockholders must approve the merger agreement;

     (2) the requisite regulatory approvals, consents and waivers must be obtained and all statutory waiting periods must have expired;

     (3) any necessary material third party consents, waivers or approvals must be obtained or made;

     (4) no approval or consent will have imposed any condition or requirement that would materially and adversely impact the economic or business benefits to either party that, had the condition or requirement been known, the party would not have entered into the merger agreement;

     (5) no party to the merger will be subject to any order, decree or injunction that prohibits closing any of the merger's transactions;

     (6) no statute, rule or regulation will prohibit completion of the merger's transactions;

     (7) the registration statement will have been declared effective by the SEC and the SEC will not be taking actions to stop the merger from proceeding;

     (8) all required approvals by state securities or "blue sky" authorities will have been obtained; and

     (9) Richmond County will issue its shares in exchange for the shares of Bayonne common stock. Such shares will be listed on the Nasdaq National Market.

     The obligations of Richmond County and Bayonne to complete the merger are also conditioned on the following:

     (1) all parties will have performed their respective obligations under the merger agreement;

     (2) subject to prior disclosure of any necessary qualifications, the representations and warranties made by the parties in the merger agreement will be materially true when the merger closes. Each party will furnish the other with a certificate attesting to this fact;

     (3) each party's stockholders and boards will have taken all actions they are required to under the merger agreement and each will furnish the other with copies of the appropriate corporate records reflecting this fact;

     (4) Richmond County and Bayonne will have obtained all necessary material consents or approvals to permit Richmond County to assume Bayonne's contracts, leases and other agreements;

     (5) Richmond County and Bayonne will have received certificates from appropriate authorities as to the corporate existence and good standing of one another and their respective subsidiaries;

     (6) Richmond County will have provided a designated agent (a) certificates representing at least the aggregate number of shares of Richmond County stock to be issued to Bayonne's stockholders, and (b) sufficient cash to pay Bayonne stockholders for their fractional share interest; and

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

     (7) Richmond County and Bayonne will have received an opinion from their respective counsel dated as of the completion of the merger, that the merger will be treated for federal income tax purposes as a reorganization within the meaning of the Internal Revenue Code and that accordingly:

          (a) no gain or loss will be recognized by Richmond County, Richmond County Savings, Bayonne or First Savings as a result of the merger;

          (b) besides cash received for fractional shares, no gain or loss will be recognized by Bayonne's stockholders who exchange their Bayonne stock for Richmond County's stock;

          (c) the tax basis of stock received by Bayonne's stockholders in the merger will be the same as the tax basis of their Bayonne stock. This tax basis will be reduced by any amount allocable to a fractional share interest for which cash is received; and

          (d) the holding period of Richmond County common stock received by Bayonne's stockholders will include the holding period of their Bayonne stock. However, Bayonne's stockholders must have first held their Bayonne stock as a capital asset at the merger's conclusion.

     The parties have received these opinions which will be updated after completion of the merger.

     We cannot guarantee when, or whether, the regulatory consents and approvals necessary to complete the merger will be obtained or whether all of the other conditions to the merger will be satisfied or waived by the party permitted to do so. See "-- Regulatory Approvals Needed to Complete the Merger" below. If the merger is not completed on or before April 30, 1999, the merger agreement may be terminated by Richmond County's or Bayonne's board. If, on that date, all necessary regulatory or governmental approvals, consents or waivers required to complete the merger will not have been obtained but all other conditions have been fulfilled, the deadline will be July 31, 1999. However, the failure to complete the merger by that date cannot be due to the breach of the merger agreement by the party seeking to terminate.

REGULATORY APPROVALS NEEDED TO COMPLETE THE MERGER

     Completion of the merger and the bank merger is subject to a number of regulatory approvals and consents. The bank merger is subject to the prior approval of the FDIC under the Bank Merger Act. In reviewing applications under the Bank Merger Act, the FDIC must consider, among other factors, the financial and managerial resources and future prospects of the existing and resulting institutions, and the convenience and needs of the communities to be served. In addition, the FDIC may not approve a transaction if it will result in a monopoly or otherwise be anticompetitive. In addition, as discussed below, a waiting period of up to 30 days must be satisfied prior to consummation of the bank merger after FDIC approval. Richmond County filed an application with the FDIC on December 7, 1998.

     Further, under the New York State Banking Law, the bank merger is subject to the prior approval of the Superintendent of Banks of New York State. Richmond County filed an application for approval of the bank merger with the Superintendent on December 7, 1998. In determining whether to approve the application for the merger of Bayonne with and into Richmond County, the Superintendent will consider, among other factors, whether the bank merger would be consistent with adequate or sound banking and would not result in concentration of assets beyond limits consistent with effective competition. The Superintendent will also consider the public interest and the needs and convenience thereof. Further, it is the policy of the State of New York to ensure the safe and sound conduct of banking organizations and to maintain public confidence in the business of banking and protect the public interest and the interests of depositors, creditors, and stockholders. Such factors will be considered by the Superintendent in connection with Richmond County's application.

     A savings and loan holding company is prohibited under the Home Owners' Loan Act, as amended, from acquiring, directly or indirectly, another savings and loan holding company or a savings association without the prior written approval of the Office of Thrift Supervision. Accordingly, Richmond County has filed an application with the OTS for approval of the merger. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors. Like the FDIC, the OTS may not approve any proposed acquisition if it will result in a monopoly or otherwise be anticompetitive.

     In order to complete the bank merger, First Savings will merge with a Federal interim savings bank or convert to a savings bank, which will then merge into Richmond County Savings. The merger of First Savings into the Federal interim savings bank is subject to the approval of the OTS and the Commissioner of the New Jersey Department of Banking and Insurance, which is also responsible for approving its conversion to a savings bank. First Savings has filed applications with the OTS and the Commissioner.

     Under the Community Reinvestment Act, the FDIC and OTS must take into account the record of performance of Richmond County Savings and First Savings in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each institution. As part of the review process, the banking agencies frequently receive comments and protests from community groups and others. See "REGULATION AND SUPERVISION--Community Reinvestment Act."

     In addition, a period of up to 30 days must expire following approval by the FDIC and OTS within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws. While Richmond County believes that the likelihood of such action by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate such proceeding, or that the Attorney General of the State of New York will not challenge the merger, or if such proceeding is instituted or challenge is made, as to the result thereof.

     The merger and bank merger cannot proceed in the absence of the requisite regulatory approvals. See "--Conditions to the Merger" and "--Waiving and Amending Provisions in, or Terminating, the Merger Agreement." There can be no assurance that such regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any such approval. There can also be no assurance that any such approvals will not contain a condition or requirement which causes such approvals to fail to satisfy the condition set forth in the merger agreement and described below under "--Conditions to the Merger."

     Richmond County is not aware of any other regulatory approvals that would be required for completion of the merger, except as described above. Should any other approvals be required, it is presently contemplated that such approvals would be sought. There can be no assurance that any other approvals, if required, will be obtained.

     The approval of any application merely implies the satisfaction of regulatory criteria for approval, which do not include review of the merger from the standpoint of the adequacy of the consideration to be received by Bayonne stockholders. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.

CONDUCT OF BUSINESS PENDING THE MERGER

     Except as expressly provided for in the merger agreement and except to the extent required by law or by regulatory authorities, Richmond County and Bayonne have agreed that, during the period from July 19, 1998 to the completion of the merger, Richmond County, Bayonne and their respective subsidiaries will use commercially reasonable efforts to:

     . conduct their business in the regular, ordinary and usual course consistent with past practice;

     . maintain and preserve intact their business organization, properties, leases, employees and advantageous business relationships and retain the services of their officers and key employees;

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

     . take no action which would materially adversely affect or delay the ability of Richmond County or Bayonne to perform their respective covenants and agreements on a timely basis under the merger agreement;

     . take no action which would adversely affect or delay the ability of Richmond County, Richmond County Savings, Bayonne or First Savings to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated by the merger agreement; and

     . take no action that results in or is reasonably likely to have a materially adverse effect on Richmond County or Bayonne.

     A party is materially adversely effected by (1) an event whose effect is material and adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole. However, any such effect resulting from any changes in laws or generally accepted accounting principles ("GAAP"), or interpretations thereof, or changes in the general level of market interest rates, will not be considered in determining if a material adverse effect has occurred; or (2) the failure of certain representations and warranties to be materially true.

     Further, except as otherwise provided in the merger agreement, during the period from July 19, 1998 to the completion of the merger, Bayonne has agreed that neither it nor any of its subsidiaries will take certain actions unless permitted to by Richmond County or required to by law. These include:

     (1)  changing their governing documents;

     (2) issuing any shares of capital stock, changing the terms of any outstanding stock options or warrants, or issuing, granting or selling any option, warrant, call, or commitment relating to the authorized or issued capital stock of Bayonne. This restriction does not apply to the exercise of stock options or warrants outstanding as of July 19, 1998;

     (3) other than regular quarterly dividends, declaring or paying any dividend or distribution, or acquiring any shares of its capital stock or any securities or obligations convertible into its capital stock. Bayonne also will change its regular quarterly dividend record dates and payment dates so that they are the same as Richmond County's. Bayonne's stockholders cannot receive two dividends from either Bayonne or from Bayonne and Richmond County in any one quarter as a result of the merger. Bayonne may pay a cash dividend as permitted by the merger agreement;

     (4) other than in the ordinary course of business consistent with past practice, disposing of any of its material properties, leases or assets to anyone other than to its wholly owned subsidiary, or cancelling any such indebtedness;

     (5) unless required by law or as specifically provided for in the merger agreement, increasing the compensation or fringe benefits of any of its employees or directors, other than general increases for non-officer employees in the ordinary course of business consistent with past practice. Any such increase can not cause more than a 5% increase in the total annual compensation expenses for such person for the 12 month period ended March 31, 1998. Additionally, any increase must not represent an increase of more than 5% over such person's annual base salary at March 31, 1998. Further, unless approved in advance by Richmond County, Bayonne cannot make payments to retain key employees. It also can not pay or agree to pay any pension or retirement allowance not required to be paid by any existing plan or agreement to any such employees or directors. Bayonne is also prohibited from voluntarily accelerating the vesting of any stock options or other compensation, making discretionary contributions to any Bayonne employee plan, or hiring any employee with annual total compensation of more than $35,000. The merger agreement also prevents Bayonne from entering into any employment contracts, or terminating or materially increasing the costs to Bayonne or any subsidiary of any of their employee plans;

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

     (6) except as contemplated by the merger agreement, changing its method of accounting as in effect at March 31, 1998;

     (7) settling any claims of Bayonne or any of its subsidiaries in excess of $50,000 or imposing material restrictions on the operations of Bayonne or any of its subsidiaries;

     (8) acquiring or agreeing to acquire any business or business assets which are material to Bayonne, except to satisfy debts previously contracted;

     (9) except for those loans existing at July 19, 1998 which were previously disclosed to Richmond County and real estate or construction loans secured by one- to four-family homes, making any real estate loans secured by undeveloped land or real estate located outside of New Jersey;

     (10) establishing or committing to the establishment of any new branch or other office facilities other than those for which all regulatory approvals have been obtained except as previously disclosed to Richmond County;

     (11) unless in the ordinary course of business consistent with past practice or, as agreed to in the merger agreement, making any investment of more than $50,000 in any entity;

     (12) investing in any debt security other than US government and US government agency securities with final maturities not greater than five years, mortgage-backed or mortgage related securities which would not be considered "high risk" securities under OTS mandates or securities of the Federal Home Loan Bank. Any debt security that is purchased must be done in the ordinary course of business consistent with past practice;

     (13) entering into contracts that require annual payments of more than $20,000. This restriction does not apply to exceptions specifically described in the merger agreement;

     (14) creating loan, lease or credit obligations, except (a) in conformity with existing lending practices in amounts not to exceed $500,000 to any individual borrower or (b) loans or advances that Bayonne has a binding obligation to make as of July 19, 1998 and a description of which has been provided to Richmond County;

     (15) incurring any additional borrowings beyond those disclosed to Richmond County. This restriction does not apply to Federal Home Loan Bank borrowings of six months or less and reverse repurchase agreements consistent with past practice. Bayonne is also restricted from pledging any of its assets to secure any borrowings other than as required as of July 19, 1998 or permitted under the merger agreement. Deposits are not considered borrowings;

     (16) making any capital expenditures in excess of $20,000 other than under binding commitments existing on July 19, 1998 that have been previously disclosed to Richmond County. This restriction does not apply to expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

     (17) other than securities of the Federal Home Loan Bank that are purchased in the ordinary course of business consistent with past practice, organizing, capitalizing, lending or otherwise investing in any subsidiary;

     (18) adding new members to the senior executive officer team or the Bayonne board after July 19, 1998; and

     (19) agreeing or making any commitment to take any action that is described above.

     At Richmond County's request, Bayonne will cause First Savings to change its loan, litigation or real estate valuation policies and practices and investment and asset/liability management policies and practices. This will occur after the date on which all required regulatory approvals and stockholder

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

approvals are received, and after receipt of written confirmation from Richmond County that it is not aware of anything that would prevent completion of the merger. It will not occur earlier than 30 days prior to the completion of the
                 ---
merger.

REPRESENTATIONS AND WARRANTIES MADE BY RICHMOND COUNTY AND BAYONNE IN THE MERGER AGREEMENT

     Both Richmond County and Bayonne have made customary representations and warranties relating to their businesses. For detailed information on these representations and warranties, see the merger agreement attached as Annex A. Such representations and warranties must remain true in all material respects through the completion of the merger unless such change does not have a material negative impact on the party's business, financial condition or results of operations. See "--Conditions to the Merger."

WHAT HAPPENS IF A THIRD PARTY OFFERS TO BUY BAYONNE

     Bayonne has agreed not to seek to have an outside third party try to buy a material interest in Bayonne or its subsidiaries. Generally, an offer to buy at least 15% of Bayonne's or First Savings' assets, at least 10% of Bayonne's stock, or a public announcement by Bayonne to enter into an agreement to do this, would violate this covenant.

     However, the Bayonne board may enter into discussions or negotiations with anyone who makes an unsolicited written, bona fide proposal to acquire Bayonne that is deemed to be a financially superior proposal to Richmond County. A proposal of this nature is one about which Bayonne's financial advisors opine in writing is superior to this merger from a financial point of view to Bayonne's stockholders. For the Bayonne board to enter into negotiations on a superior proposal, it would also have to first determine that it was their fiduciary duty to enter into such negotiations.

     If Bayonne does enter into negotiations with a third party regarding a superior proposal, it has to furnish Richmond County with notice of its intended actions and enter into a confidentiality agreement with the third party.

     The Bayonne board may also withdraw or modify its recommendation for the merger and enter into a superior proposal if, after consulting with independent legal counsel, the board determines in good faith that such action is necessary for it to comply with its fiduciary duties to stockholders.

WAIVING AND AMENDING PROVISIONS IN, OR TERMINATING, THE MERGER AGREEMENT

     Prior to the completion of the merger, any provision of the merger agreement may be waived, amended or modified by the parties. However, after the vote by the stockholders of Bayonne or Richmond County, no amendment or modification may be made that would reduce the amount to be received by Bayonne's stockholders under the terms of the merger.

     The merger agreement may also be terminated at any time prior to the completion of the merger, either before or after approval of the matters presented in connection with the merger by the stockholders of both Richmond County and Bayonne by:

     (1)  the mutual consent of both boards;

     (2) either party's board if the stockholders of Richmond County or Bayonne do not approve the merger agreement. However, a party can only terminate the merger agreement if it has complied in all material respects with its obligations to solicit the support of its stockholders for the merger and has complied, in all material respects, with its representations and warranties;

     (3) either party if a governmental approval, consent or waiver has been denied or a governmental authority has prohibited the merger or part of the merger from being completed;

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

     (4) either party's board if the merger is not completed by April 30, 1999. However, if, as of April 30, 1999, all necessary regulatory or governmental approvals, consents or waivers required to complete the merger have not been obtained, but all other conditions to the
                      ---
          completion of the merger have been fulfilled, the termination date
                                   ----
          will be extended to July 31, 1999. The failure to complete the merger cannot be due to the breach of any representation, warranty or covenant contained in the merger agreement by the party seeking to terminate;

     (5) either party, if the other's board does not publicly recommend in this document that its stockholders approve the merger agreement or if either board withdraws, modifies or amends their recommendation in a manner materially adverse to the other party;

     (6) either party if there has occurred an event since July 19, 1998 that has or will have a material adverse effect on the other party. Each party must give the other 30 calendar days to cure the adverse effect of the event;

     (7) either party if the other has failed to perform a material obligation, or if the other party has materially and incurably breached a covenant, condition or representation of the merger agreement;

     (8) Bayonne, if its board determines that it must accept a superior proposal made by a third party to acquire more than 65% of the combined voting power of the shares of outstanding Bayonne common stock. However, prior to any such termination, Bayonne must negotiate in good faith with Richmond County to attempt to make this merger work; or

     (9) by Bayonne as discussed below under "--Price-Based Termination of the Merger Agreement."

PRICE-BASED TERMINATION OF THE MERGER AGREEMENT

     Generally, the merger agreement provides that if the average of the daily closing sales price of Richmond County stock for the 15 consecutive trading days immediately preceding the day on which the last regulatory approval is obtained is less than $15.41, and Richmond County's stock has underperformed the stock of a group of its peers by 15% or more, then Bayonne may terminate the merger agreement. This termination can occur during the five days following the date on which the last regulatory approval is obtained. The peer group against which Richmond County's stock prices will be compared is comprised of 14 financial institution holding companies identified in the merger agreement that are publicly traded and for which no publicly announced acquisition transaction has occurred. The peer group's stock prices are evaluated for the 15 trading days ending on the date on which the last regulatory approval is obtained. However, no termination will occur if Richmond County agrees to increase the exchange ratio. The increase required by the merger agreement is generally designed to make up for the extent to which Richmond County's stock has underperformed those of its peers, should that be the case. The calculations necessary to arrive at such an increase are complex and we encourage you to read them in context within
Section 6.1 of the merger agreement. Please note, however, that based on Richmond County's stock price alone as of January 19, 1999, no such increase would be necessary. Of course, this could change due to market fluctuations beyond the parties' control.

NASDAQ NATIONAL MARKET LISTING

     Richmond County stock is listed on the Nasdaq National Market. Richmond County has agreed to use reasonable efforts to cause the shares of Richmond County common stock to be issued in the merger to be approved for quotation on the Nasdaq National Market prior to or at the completion of the merger. The obligations of the parties to complete the merger are subject to approval for quotation on the Nasdaq National Market of such shares. See "--Conditions to the Merger" above.

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

ACCOUNTING TREATMENT OF THE MERGER

     The merger will be accounted for under the purchase method of accounting in accordance with GAAP. This means that Richmond County and Bayonne will be treated as one company as of the date of the combination, and that Richmond County will record the fair market value of Bayonne's assets less liabilities on its financial statements. Any difference between purchase price and the fair value of the identifiable net assets is recorded as goodwill. The income statements incorporate the recorded income of Bayonne's operations beginning at the completion of the merger.

     The unaudited pro forma condensed combined financial information contained in this document has been prepared using the purchase accounting method to account for the merger. See "UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS."

TAX-FREE TRANSACTION FOR BAYONNE STOCKHOLDERS

     The following is a discussion of the material federal income tax consequences of the merger to Richmond County, Bayonne and holders of Bayonne common stock. The discussion is based upon the Internal Revenue Code, Treasury regulations, Internal Revenue Service rulings, and judicial and administrative decisions in effect as of the date of this document. This discussion assumes that Bayonne common stock is generally held for investment. In addition, this discussion does not address all of the tax consequences that may be relevant to a holder of Bayonne common stock in light of his or her particular circumstances or to holders subject to special rules, such as foreign persons, financial institutions, tax-exempt organizations, dealers in securities or foreign currencies or insurance companies. The opinions of counsel referred to in this section will be based on facts existing at the completion of the merger. In rendering their opinions, counsel will require and rely upon representations contained in certificates of officers of Richmond County, Bayonne and others.

     HOLDERS OF BAYONNE COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER.

     It is a condition to the obligation of Richmond County and Bayonne to complete the merger that the parties each will have received an opinion of their respective counsel, dated as of the completion of the merger, that the merger will be treated as a reorganization within the meaning of the Internal Revenue Code. We have already received opinions to this effect, and these opinions will be updated when we complete the merger. If either party waives the requirement of receiving a tax opinion and there is a material change in tax consequences to Richmond County stockholders or Bayonne stockholders, you will be notified of such an event and given the opportunity to confirm or change your vote. Because the merger will be treated as a reorganization:

     (1) none of the companies involved in the merger will recognize a gain or a loss;

     (2) no stockholders of Bayonne will recognize a gain or a loss for exchanging their Bayonne shares for Richmond County shares except for cash received instead of fractional shares; and

     (3) Bayonne stockholders will not have their individual tax basis or holding periods affected by exchanging their Bayonne shares for Richmond County shares, except to the extent cash is received instead of fractional shares.

SELLING THE RICHMOND COUNTY COMMON STOCK YOU RECEIVE IN THE MERGER

     The shares of Richmond County common stock to be issued in the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act of 1933 except for shares issued to any Bayonne stockholder who may be deemed to control Bayonne, such as an executive officer, director or someone who owns a significant amount of the company's stock. These controlling persons may not sell their shares of Richmond County common stock acquired in connection with the merger except under an effective registration statement under the Securities Act of 1933 covering such shares or in compliance with an applicable exemption from the registration requirements of the Securities Act of 1933. This document does not cover any resales of Richmond County common

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

stock received in the merger by persons who may be deemed to be controlling persons of Bayonne. Bayonne has obtained from each person who is a controlling person and has delivered to Richmond County, a written agreement intended to ensure compliance with the Securities Act of 1933.

YOU DO NOT HAVE APPRAISAL RIGHTS IN THE MERGER

     The Delaware General Corporation Laws provide that stockholders of a corporation in a merger generally are not entitled to appraisal rights if the shares of stock they own are, as of the record date, either listed on a national securities exchange or designated as a national market system security on the Nasdaq National Market, or held of record by more than 2,000 stockholders, with certain exceptions not applicable in the merger. Bayonne stockholders are not entitled to appraisal rights generally because the shares of Bayonne common stock are listed on the Nasdaq National Market. Stockholders are not entitled to appraisal rights in connection with the merger because the shares of Richmond County common stock to be issued in the merger are shares of the surviving corporation in the merger and will be listed on the Nasdaq National Market at the completion of the merger, subject to official notice of issuance. In addition, there are more than 2,000 holders of record of Richmond County common stock.

WHO PAYS FOR WHAT

     All costs and expenses incurred in connection with the merger will be paid by the party incurring such expense. However, Richmond County shall bear the expenses incurred in connection with printing and mailing this document and filing fees associated with the requisite registrations and approvals required to complete the merger.

WHEN WILL THE MERGER BE COMPLETED

     The merger will become effective at the time set forth in the certificate of merger that will be filed with the Secretary of State of the State of Delaware. The certificate of merger will be filed within 14 days of the satisfaction or waiver of certain conditions to the merger, unless another date is agreed to in writing by Richmond County and Bayonne. See "--Conditions to the Merger." The closing of the transactions contemplated by the merger agreement will take place on the date of such filing. It is expected that a period of time will elapse between the Richmond County meeting and the Bayonne meeting and the completion of the merger while the parties seek to obtain the regulatory approvals required to complete the merger. There can be no assurance that such regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any such approval. There can likewise be no assurance that the Department of Justice or the Attorney General of the State of New York will not challenge the merger or, if such a challenge is made, the result of the challenge. See "--Regulatory Approvals Needed to Complete the Merger." The merger agreement may be terminated by either party if, among other reasons, the merger has not been completed on or before April 30, 1999. However, if, as of April 30, 1999, all necessary regulatory or governmental approvals, consents or waivers required to complete the merger will not have been obtained but all other conditions have been fulfilled, then this deadline will be July 31, 1999. See "--Waiving and Amending Provisions in, or Terminating, the Merger Agreement."

                         CERTAIN RELATED TRANSACTIONS

BAYONNE MERGER STOCK OPTION AGREEMENT

     The following is a summary of the material provisions of the Bayonne Merger Stock Option Agreement, which is attached to this document as Annex B. The following summary is qualified in its entirety by reference to the merger stock option agreement. Execution of the merger stock option agreement was a condition to the parties entering into the merger agreement.

     Concurrently with the execution of the merger agreement, Richmond County and Bayonne entered into the merger stock option agreement. The merger stock option agreement is designed to enhance the likelihood that the merger will be successfully completed. Richmond County insisted on the agreement for that reason. Under the merger stock option agreement, Bayonne granted Richmond County the option to purchase up to 1,809,804 authorized but unissued shares of Bayonne common stock. This represents approximately 19.9% of the issued and outstanding shares of Bayonne common

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

stock on July 19, 1998. The option price is $15.50 per share, subject to adjustment in certain circumstances.

     So long as (1) Richmond County is not in material breach of the agreements or covenants contained in the merger agreement or the merger stock option agreement and (2) no preliminary or permanent injunction or other order against the delivery of the shares covered by the option granted under the merger stock option agreement issued by any court is in effect, Richmond County may exercise the option granted under the merger stock option agreement, in whole or in part, at any time following the occurrence of a particular event, such as when Bayonne or First Savings enters into an agreement, or has recommended or publicly announced an intention to merge with or sell to a third party a material amount of its stock or assets. However, the option granted under the merger stock option agreement will terminate upon the earliest to occur of:

          (a)  the completion of the merger;

          (b) termination of the merger agreement prior to the occurrence of an event described above or one which may lead to those events;

          (c) 12 months after the termination of the merger agreement other than because of the events described above or because of other situations that may lead to the events described above;
                                   ----

          (d) 12 months after the termination of the merger agreement by Richmond County in accordance with the terms of the merger agreement; and

          (e)  12 months after the first occurrence of an event described above.

     A preliminary event that could lead to Bayonne or First Savings merging with a third party, or the like, generally occurs when a third party undertakes
                                                                     ----------
to acquire a substantial ownership interest in Bayonne or its subsidiaries. It also applies if Bayonne's stockholders do not approve the merger, the Bayonne meeting is not held or the Bayonne board withdraws its support for the merger, and any of these things occur after a third party discloses an intention to buy
---
a material interest in Bayonne or its subsidiaries. These preliminary events can also occur if a third party makes a legitimate proposal to buy a material interest in Bayonne or its subsidiaries, after which Bayonne breaches an obligation under the merger agreement. They can also occur if a third party files an application or notice with the OTS, or other federal or state bank regulatory authority, for approval to merge with Bayonne or First Savings, buys at least 20% of their assets, or buys 15% of their stock.

     Bayonne must notify Richmond County promptly in writing if any of the foregoing situations arise.

     EFFECT OF THE BAYONNE MERGER STOCK OPTION AGREEMENT. The merger stock option agreement is intended to increase the likelihood that the merger will be completed. Consequently, certain aspects of the merger stock option agreement may have the effect of discouraging persons who might now or prior to the completion of the merger be interested in acquiring all of or a significant interest in Bayonne from considering or proposing such an acquisition. The acquisition of Bayonne or an interest therein, or an agreement to acquire all or part of Bayonne, could cause the option granted under the merger stock option agreement to become exercisable. The existence of the merger stock option agreement could significantly increase the cost to a potential acquiror of acquiring Bayonne compared to its cost had the merger stock option agreement not been entered into. Such increased cost might discourage a potential acquiror from considering or proposing an acquisition. Moreover, following consultation with Bayonne's independent accountant, Bayonne's management believes that the exercise of the option granted under the merger stock option agreement is likely to prohibit any acquiror from accounting for an acquisition of Bayonne using the pooling-of-interests accounting method for a period of two years following such exercise. Accordingly, the existence of the merger stock option agreement may deter significantly, or completely prevent an acquisition of Bayonne by certain other banking organizations. The Bayonne board took this factor into account before approving the merger stock option agreement. See "THE BAYONNE MERGER-- Recommendation of the Bayonne Board; Bayonne's Reasons for the Merger."

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

BANK MERGER AGREEMENT

     In connection with the merger, Richmond County Savings and First Savings have entered into a bank merger agreement under which First Savings and Richmond County Savings will merge, with Richmond County Savings Bank being the surviving bank. The bank merger agreement may be terminated by mutual consent of the parties at any time and will be terminated automatically if the merger agreement is terminated. In order to facilitate the bank merger, First Savings will merge with a Federal interim savings bank, or may be converted to a New Jersey-chartered savings bank, which will then merge with and into Richmond County Savings.

                             THE IRONBOUND MERGER

     In a separate and unrelated transaction, Richmond County is also acquiring Ironbound Bankcorp, NJ. Ironbound is a New Jersey bank holding company that was organized in 1997. Ironbound's wholly owned subsidiary, Ironbound Bank, is a New Jersey State-chartered commercial bank that operates three commercial banking offices in the New Jersey Counties of Union and Essex. Ironbound Bank has operated since 1988. Ironbound Bank's deposits are insured by the FDIC under the Bank Insurance Fund. At September 30, 1998, Ironbound had total assets of $115.3 million, deposits of $102.8 million, and stockholders' equity of $11.5 million. Ironbound's principal offices are located at 36 Pacific Street at New York Avenue, Newark, New Jersey 07105, and its telephone number is (973) 589-3800. After the Ironbound merger, Ironbound will be merged with and into Richmond County, and Ironbound stockholders will become stockholders of Richmond County. It is intended that the Ironbound merger will be completed in the first quarter of 1999. Immediately following the completion of the Ironbound merger, Richmond County Savings and Ironbound Bank will also merge. Richmond County Savings Bank will be the name of the surviving bank. THE RICHMOND COUNTY BOARD HAS UNANIMOUSLY APPROVED THE IRONBOUND MERGER. THE IRONBOUND MERGER DOES NOT REQUIRE THE APPROVAL OF THE RICHMOND COUNTY STOCKHOLDERS.

                          REGULATION AND SUPERVISION

GENERAL

     Richmond County Savings is a New York State-chartered stock savings bank and its deposit accounts are insured up to applicable limits by the FDIC under the Bank Insurance Fund. Richmond County Savings is subject to extensive regulation by the Superintendent and the New York Banking Board as its chartering agency, and by the FDIC, as the deposit insurer. Richmond County Savings must file reports with the New York Banking Board, the Superintendent and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as establishing branches and mergers with, or acquisitions of, other depository institutions. There are periodic examinations by the New York Banking Board and the Superintendent and the FDIC to assess Richmond County's compliance with various regulatory requirements and financial condition. Certain of the regulatory requirements applicable to Richmond County and to Richmond County Savings are referred to below or elsewhere herein. This description of the statutory provisions and regulations applicable to Richmond County and Richmond County Savings does not purport to be complete, and is qualified in its entirety by reference to such statutes and regulations.

NEW YORK STATE LAW

     Richmond County Savings derives its lending, investment and other authority primarily from the applicable provisions of New York Banking Law and the regulations of the New York Banking Board and the Superintendent, as limited by FDIC regulations. See "--Investment Activities." Under these laws and regulations, savings banks, including Richmond County Savings, may invest in real estate mortgages, consumer and commercial loans, certain types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies, certain types of corporate equity securities and certain other assets. Under the statutory authority for investing in equity securities, a savings bank may directly invest up to 7.5% of its assets in certain corporate stock and may also invest up to 7.5% of its assets in certain mutual fund securities. Investment in the stock of a single corporation is limited to the lesser of 2% of the outstanding stock of such corporation or 1% of the savings bank's assets, except as set forth below. Such equity securities must meet certain tests of financial performance. A savings bank's lending powers are not subject to percentage of asset limitations, although there are limits applicable to single borrowers. A savings bank may also, pursuant to the "leeway" authority, make investments not otherwise authorized under the New York Banking Law. This authority permits investments not otherwise authorized of up to 1% of the savings bank's assets in any single investment, subject to certain restrictions, and to an aggregate limit for all such investments of up to 5% of assets. Additionally, in lieu of investing in such securities in accordance with and reliance upon the specific investment authority set forth in the New York Banking Law, savings banks are authorized to elect to invest under a "prudent person" standard in a wider range of debt and equity securities as compared to the types of investments permissible under such specific investment authority. However, in the event a savings bank elects to utilize the "prudent person" standard, it will be unable to avail itself of the other provisions of the New York Banking Law and regulations which set forth specific investment authority. A New York State-chartered stock savings bank may also exercise trust powers upon approval of the New York Banking Board and the Superintendent.

     New York State-chartered savings banks may also invest in subsidiaries under their service corporation investment power. A savings bank may use this power to invest in corporations that engage in various activities authorized for savings banks, plus any additional activities that may be authorized by the New York Banking Board. Investment by a savings bank in the stock, capital notes and debentures of its service corporations is limited to 3% of the bank's assets, and such investments, together with the bank's loans to its service corporations, may not exceed 10% of the savings bank's assets.

     The exercise by an FDIC-insured New York State-chartered savings bank of the lending and investment powers of a savings bank under the New York Banking Law is limited by FDIC regulations and other federal law and regulations. In particular, the applicable provisions of the New York Banking Law and regulations governing the investment authority and activities of an FDIC insured state-chartered savings bank have been effectively limited by the Federal Deposit Insurance Corporation Improvement Act of 1991 and the FDIC regulations issued pursuant thereto. See "--Investment Activities."

     With certain limited exceptions, a New York State-chartered savings bank may not make loans or extend unsecured credit for commercial, corporate or business purposes (including lease financing) to a single borrower, the aggregate amount of which would be in excess of 15% of the bank's net worth. Richmond County Savings currently complies with all applicable loans-to-one-borrower limitations.

     Under the New York Banking Law, a New York State-chartered stock savings bank may declare and pay dividends out of its net profits, unless there is an impairment of capital. However, approval of the Superintendent is required if the total of all dividends declared in a calendar year would exceed the total of its net profits for that year combined with its retained net profits of the preceding two years.

FDIC REGULATIONS

     CAPITAL REQUIREMENTS. The FDIC has adopted risk-based capital guidelines to which Richmond County Savings is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Richmond County Savings is required to maintain minimum levels of regulatory capital in relation to its regulatory risk-weighted assets. The ratio of such regulatory capital to regulatory risk-weighted assets is referred to as the "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories considered as representing greater risk.

     These guidelines divide a bank's capital into two tiers. The first tier ("Tier I") includes common equity, retained earnings, certain non-cumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets. Tier I generally excludes auction note issues, mortgage servicing rights and purchased credit card limitations. Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan and lease losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital ratio of at least 8%, of which at least 4% must be Tier I capital.

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

     In addition, the FDIC has established regulations prescribing a minimum Tier I leverage ratio. The minimum Tier I leverage ratio is the ratio of Tier I capital to adjusted total average balance of assets as specified in the regulations. These regulations provide for a minimum Tier I leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest examination rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier I leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. The federal banking agencies, including the FDIC, have established a uniform minimum Tier I leverage ratio of 4% for all but the highest rated banks. The FDIC may, however, set higher leverage and risk-based capital requirements on individual institutions when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

     The following is a summary of Richmond County Savings' regulatory capital ratios at September 30, 1998:

          Tier I Risk-Based Capital.....................  21.60%
          Total Risk-Based Capital......................  22.49%
          Leverage Capital..............................  12.38%

     The following is a summary of First Savings' regulatory capital ratios at September 30, 1998:

          Tier I Risk-Based Capital.....................  27.30%
          Total Risk-Based Capital......................  28.45%
          Leverage Capital..............................  12.24%

     REAL ESTATE LENDING STANDARDS. The FDIC and the other federal banking agencies have adopted regulations that prescribe standards for extensions of credit that (1) are secured by real estate or (2) are made for the purpose of financing the construction or improvements on real estate. The FDIC regulations require each institution to establish and maintain written internal real estate lending standards that are consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its real estate lending activities. The standards also must be consistent with accompanying FDIC guidelines, which include loan-to-value limitations for the different types of real estate loans. Institutions are also permitted to make a limited amount of loans that do not conform to the proposed loan-to-value limitations so long as such exceptions are reviewed and justified appropriately. The guidelines also list a number of lending situations in which exceptions to the loan-to-value standard are justified.

     DIVIDEND LIMITATIONS. The FDIC has authority to use its enforcement powers to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law prohibits the payment of dividends by a bank that will result in the bank failing to meet applicable minimum capital requirements on a pro forma basis. Additionally, Richmond County Savings, as a subsidiary of a savings and loan holding company, is required to provide the OTS with 30 days prior written notice before declaring any dividend. The plan of conversion adopted by Richmond County Savings' in connection with its conversion to stock form also restricts the institution's payment of dividends in the event the dividend would impair the liquidation account established in connection with the conversion. In addition, the liquidation account established by First Savings in connection with Bayonne's second-step conversion may not be impaired by the payment of dividends. Richmond County Savings is also subject to dividend declaration restrictions imposed by New York State law. See "--New York State Law."

INVESTMENT ACTIVITIES

     Since the enactment of the Federal Deposit Insurance Corporation Improvement Act, all insured state-chartered banks, including savings banks and their subsidiaries, have generally been limited to activities as principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The Federal Deposit Insurance Corporation Improvement Act and the FDIC regulations permit certain exceptions to these limitations. For example, certain state-chartered banks, such as Richmond County Savings, may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq National Market and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. Such banks may also continue to sell savings bank life insurance. In addition, the FDIC is authorized to permit such institutions to engage in state authorized activities or investments that do not meet this standard (other than non-subsidiary equity investments) for institutions that meet all applicable capital requirements if it is determined that such activities or investments do not pose a significant risk to the Bank Insurance Fund. The FDIC has recently proposed revisions to its regulations governing the procedures for institutions seeking approval to engage in such activities or investments. These proposed revisions would, among other things, streamline certain application procedures for healthy banks and impose certain quantitative and qualitative restrictions on a bank's merging with its subsidiaries engaged in activities not permitted for national bank subsidiaries. All non-subsidiary equity investments, unless otherwise authorized or approved by the FDIC, must have been divested by December 19, 1996, pursuant to a FDIC approved divestiture plan unless such investments were grandfathered by the FDIC. Richmond County Savings received grandfathering authority from the FDIC in February 1993 to invest in listed stocks and/or registered shares subject to the maximum permissible investment of 100% of Tier I capital, as specified by the FDIC's regulations, or the maximum amount permitted by the New York Banking Law, whichever is less. Such grandfathering authority is subject to termination upon the FDIC's determination that such investments pose a safety and soundness risk to Richmond County Savings or in the event Richmond County Savings converts its charter, other than a mutual to stock conversion, or undergoes a change in control. As of September 30, 1998, Richmond County Savings had $47.2 million of securities which were permissible under such grandfathering authority.

TRANSACTIONS WITH COMPANIES OR ENTITIES THAT CONTROL SAVINGS BANKS

     Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings bank is any company or entity that controls, is controlled by, or is under common control with the savings bank, other than a nonbanking subsidiary of the bank. In a holding company context, at a minimum, the parent holding company of a savings bank and any companies which are controlled by such parent holding company are affiliates of the savings bank. The Board of Governors of the Federal Reserve System has proposed regulations that would treat as an affiliate any subsidiary of a savings bank that engages in activities not permissible for the parent savings bank to engage in directly. Generally, Section 23A limits the extent to which the savings bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such savings bank's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. The term "covered transaction" includes the making of loans or other extensions of credit to an affiliate; the purchase of assets from an affiliate, the purchase of, or an investment in, the securities of an affiliate; the acceptance of securities of an affiliate as collateral for a loan or extension of credit to any person; or issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances on letters of credit issued on behalf of an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the savings bank or its subsidiary as similar transactions with nonaffiliates.

     Further, Section 22(h) of the Federal Reserve Act restricts a savings bank with respect to loans to directors, executive officers, and principal stockholders. Under Section 22(h), loans to any director, executive officer and stockholder who controls, directly or indirectly, 10% or more of voting securities of a savings bank, and certain related interests of any of the foregoing, may not exceed, together with all other outstanding loans to such persons and affiliated entities, the savings bank's total unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers, and stockholders who control 10% or more of voting securities of a stock savings bank, and their respective related interests, unless such loan is approved in advance by a majority of the board of directors of the savings bank. Any director who has an interest in the outcome of whether the loan is granted may not participate in the voting. The loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, is the greater of $25,000 or 5% of capital and surplus or any loans over $500,000. Further, pursuant to Section 22(h), loans to directors, executive officers and principal stockholders must be made on terms, including interest rates and collateral, substantially the same as offered in comparable transactions to other persons, must involve no more than the normal risk of repayment or present other unfavorable features, and must be made using credit underwriting procedures that are not less stringent than those applicable in comparable transactions with other persons, except for extensions of credit made pursuant to a benefit or compensation program that is widely available to the institution's employees and does not give preference to insiders over other employees. Section 22(g) of the Federal Reserve Act places additional limitations on loans to executive officers.

THE FDIC'S ENFORCEMENT AUTHORITY

     The FDIC has extensive enforcement authority over insured savings banks, including Richmond County Savings. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and to unsafe or unsound practices. The FDIC also has authority under federal law to appoint a conservator or receiver for an insured savings bank under certain circumstances.

INSURANCE OF DEPOSIT ACCOUNTS

     An institution's assessment rate depends on the capital category and supervisory category to which it is assigned by the FDIC. Deposits of Richmond County Savings are presently insured by the Bank Insurance Fund. Assessment rates for Bank Insurance Fund deposits, exclusive of assessments for Financing Corporation bonds described below, currently range from 0 basis points to 27 basis points. The FDIC is authorized to raise the assessment rates in certain circumstances, including to maintain or achieve the designated reserve ratio of 1.25%, which requirement the Bank Insurance Fund currently meets. The FDIC has exercised its authority to raise rates in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of Richmond County Savings. In addition, recent legislation requires Bank Insurance Fund insured institutions like Richmond County Savings to assist in the payment of Financing Corporation bonds.

     Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of Richmond County Savings does not know of any practice, condition or violation that might lead to termination of deposit insurance.

PAYMENT OF FINANCING CORPORATION BONDS

     Bank Insurance Fund deposits are also assessed for payments on bonds issued by Financing Corporation, which were issued in the late 1980's to recapitalize the predecessor Savings Association Insurance Fund. For the third quarter of 1998, the Financing Corporation assessment rates, on an annual basis, are 1.22 basis points for Bank Insurance Fund assessable deposits and 6.10 basis points for Savings Association Insurance Fund assessable deposits. Full pro rata sharing of the Financing Corporation payments by Bank Insurance Fund members will occur on the earlier of January 1, 2000 or the date the Bank Insurance Fund and Savings Association Insurance Fund are merged.

FEDERAL RESERVE SYSTEM

     The Federal Reserve System regulations require depository institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve System regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $47.8 million or less (subject to adjustment by the Federal Reserve System) the reserve requirement is 3%; and for accounts greater than $47.8 million, the reserve requirement is $1.4 million plus 10% (subject to adjustment by the Federal Reserve System between 8% and 14%) against that portion of total transaction accounts in excess of $47.8 million. The first $4.7 million of otherwise reservable balances (subject to adjustments by the Federal Reserve System) are exempted from the reserve requirements. Richmond County Savings is in compliance with the foregoing requirements. Because required reserves must be maintained in the form of either vault cash, a non-interest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve System, the effect of this reserve requirement is to reduce Richmond County Savings' interest-earning assets.

COMMUNITY REINVESTMENT ACT

     NEW YORK STATE REGULATION. Richmond County Savings is also subject to provisions of the New York Banking Law that impose continuing and affirmative obligations upon banking institutions organized in New York State to serve the credit needs of its local community, which are substantially similar to those imposed by the Community Reinvestment Act. Under the New York Community Reinvestment Act, a bank must file copies of all federal Community Reinvestment Act reports with the New York Banking Board and the Superintendent. The New York Community Reinvestment Act also requires the Superintendent to consider a bank's New York Community Reinvestment Act rating when reviewing a bank's application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices or automated teller machines, and provides that such assessment may serve as a basis for the denial of any such application. The New York regulations require a biennial assessment of a bank's compliance with the New York Community Reinvestment Act, utilizing a four-tiered rating system, and require the New York Banking Board and the Superintendent to make available to the public such rating and a written summary of the results.

     FEDERAL REGULATION. Under the Community Reinvestment Act, as implemented by FDIC regulations, a savings bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the FDIC to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The FDIC utilizes a four-tier descriptive rating system in its Community Reinvestment Act evaluations. Public disclosure is made of such evaluations.

HOLDING COMPANY REGULATION

     FEDERAL REGULATION. As a unitary savings and loan holding company, Richmond County generally is not restricted under existing laws as to the types of business activities in which it may engage. Upon any non-supervisory acquisition by Richmond County of another savings association to be held as a separate subsidiary, Richmond County would become a multiple savings and loan holding company and would be subject to extensive limitations on the types of business activities in which it could engage. The Home Owners' Loan Act limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act of 1956, as amended, subject to the prior approval of the OTS, and to other activities authorized by OTS regulations. Multiple savings and loan holding companies are prohibited from acquiring or retaining, with certain exceptions, more than 5% of the voting shares of a non-subsidiary holding company or other company engaged in activities other than those permitted by the Home Owners' Loan Act.

     Recently enacted legislation provides that the Bank Insurance Fund and the Savings Association Insurance Fund would have merged on January 1, 1999 if there were no more savings associations as of that date. Several bills were introduced in Congress that would have eliminated the federal thrift charter and the OTS, but no such legislation was enacted in 1998. Richmond County Savings in unable to predict whether legislation on this matter will be enacted or, given such uncertainty, determine the extent to which the legislation, if enacted, would affect its business.

     The Home Owners' Loan Act prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of the voting stock of another savings association or holding company thereof, or from acquiring such an institution or company by merger, consolidation or purchase of its assets, without prior written approval of the OTS. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

     The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except (1) interstate supervisory acquisitions by savings and loan holding companies, and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

     In order to elect and continue to be regulated as a savings and loan holding company by the OTS, Richmond County Savings must continue to qualify as a Qualified Thrift Lender ("QTL"). In order to qualify as a QTL, Richmond County Savings must maintain compliance with a Qualified Thrift Lender Test ("QTL test"). Under the QTL test, a savings institution is required to maintain at least 65% of its "portfolio assets" in certain "qualified thrift investments" in at least 9 months out of each 12 month period. "Portfolio assets" are total assets less (1) specified liquid assets up to 20% of total assets; (2) intangibles, including goodwill; and (3) the value of property used to conduct business. "Qualified thrift investments" are primarily residential mortgages and related investments. A holding company of a savings institution that fails the QTL test must either convert to a bank holding company and thereby become subject to the regulation and supervision of the Federal Reserve System or operate under certain restrictions. As of June 30, 1998, Richmond County Savings maintained in excess of 65% its portfolio assets in qualified thrift investments. Richmond County Savings also met the QTL test in each of the prior 12 months and, therefore, met the QTL test. Recent legislative amendments have broadened the scope of "qualified thrift investments" that go toward meeting the QTL test to fully include credit card loans, student loans and small business loans. A savings association may also satisfy the QTL test by qualifying as a "domestic building and loan association" as defined in the Internal Revenue Code.

     NEW YORK STATE HOLDING COMPANY REGULATION. In addition to the federal holding company regulations, a bank holding company organized or doing business in New York State may be also subject to regulation under the New York Banking Law. The term "bank holding company," for the purposes of the New York Banking Law, is defined generally to include any person, company or trust that directly or indirectly either controls the election of a majority of the directors or owns, controls or holds with power to vote more than 10% of the voting stock of a bank holding company or, if the company is a banking institution, another banking institution, or 10% or more of the voting stock of each of two or more banking institutions, including commercial banks and state savings banks and savings and loan associations organized in stock form. In general, a holding company controlling, directly or indirectly, only one banking institution will not be deemed to be a bank holding company for the purposes of the New York Banking Law. Under New York Banking Law, the prior approval of the New York Banking Board and the Superintendent is required before:

     (1) any action is taken that causes any company to become a bank holding company;

     (2) any action is taken that causes any banking institution to merge or consolidate with a subsidiary of a bank holding company;

     (3) any bank holding company acquires ownership or control of more than 5% of the voting stock of a banking institution;

     (4) any bank holding company or subsidiary acquires all or substantially all of the assets of a banking institution; or

     (5) any action is taken that causes any bank holding company to merge or consolidate with another bank holding company. Additionally, certain restrictions apply to New York State bank holding companies regarding the acquisition of banking institutions which have been chartered five years or less and are located in smaller communities. Officers, directors and employees of New York State bank holding companies are subject to limitations regarding their affiliation with securities underwriting or brokerage firms and other bank holding companies and limitations regarding loans obtained from its subsidiaries.

INTERSTATE BANKING AND BRANCHING

     Richmond County, as a savings and loan holding company, is limited under Home Owners' Loan Act with respect to its acquisition of a savings association located in a state other than New York. In general, a savings and loan holding company may not acquire an additional savings association subsidiary that is located in a state other than the home state of its first savings association subsidiary unless such an interstate acquisition is permitted by the statutes of such other state. Many states permit such interstate acquisitions if the statutes of the home state of the acquiring savings and loan holding company satisfy various reciprocity conditions. New York is one of a number of states that permit out-of-state bank and savings and loan holding companies to acquire New York savings banks and savings associations.

     In contrast, bank holding companies are generally authorized to acquire banking subsidiaries in more than one state irrespective of any state law restrictions on such acquisitions. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, which was enacted on September 29, 1994, permits approval under the Bank Holding Company Act of the acquisition of a bank located outside of the holding company's home state regardless of whether the acquisition is permitted under the law of the state of the acquired bank. The Federal Reserve System may not approve an acquisition under the Bank Holding Company Act that would result in the acquiring holding company controlling more than 10% of the deposits in the United States or more than 30% of the deposits in any particular state.

     In the past, branching across state lines was not generally available to a state bank such as Richmond County Savings. Out-of-state branches of savings banks are authorized under the New York Banking Law, but similar authority does not exist generally under the laws of most other states. The Interstate Banking Act permitted, beginning June 1, 1997, the responsible federal banking agencies to approve merger transactions between banks located in different states, regardless of whether the merger would be prohibited under the law of the two states. The Interstate Banking Act also permitted a state to "opt in" to the provisions of the Interstate Banking Act prior to June 1, 1997, and permitted a state to "opt out" of the provisions of the Interstate Banking Act by adopting appropriate legislation, beginning June 1, 1997, before that date. Accordingly, the Interstate Banking Act permits a bank, such as Richmond County Savings, to acquire branches in a state other than New York unless the other state has opted out of the Interstate Banking Act. The Interstate Banking Act also authorizes de novo branching into another state if the host state enacts a law expressly permitting out-of-state banks to establish such branches within its borders.

     The Interstate Banking Act may facilitate the further consolidation of the banking industry. The effect of the Interstate Banking Act on Richmond County Savings, if any, is likely to occur as banking institutions, state legislators, and bank regulators respond to the new federal regulatory structure. The states will have to establish appropriate corporate law, tax and regulatory structures to adjust to the growth of new interstate banks.

                 DESCRIPTION OF RICHMOND COUNTY CAPITAL STOCK

GENERAL

     The authorized capital stock of Richmond County consists of 75,000,000 shares of Richmond County common stock and 5,000,000 shares of preferred stock, par value $0.01 per share, issuable in one or more series with such terms and at such times and for such consideration as the Richmond County board determines. As of July 19, 1998, 26,423,550 shares of Richmond County common stock and no shares of Richmond County preferred stock had been issued.

     As of September 30, 1998, 3,699,297 shares of Richmond County common stock had been reserved for issuance pursuant to the Richmond County stock incentive plan.

     The following description contains a summary of all the material features of the capital stock of Richmond County.

COMMON STOCK

     The outstanding shares of Richmond County common stock are fully paid and nonassessable. Except as discussed below, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and have no preemptive rights. Holders of common stock are not entitled to cumulative voting rights with respect to the election of directors. The common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions.

     As provided in Richmond County's Certificate of Incorporation, for voting purposes, holders of Richmond County common stock who beneficially own in excess of 10% of the outstanding shares of common stock, are not entitled to any vote in respect of the shares held in excess of the limit and are not treated as outstanding for voting purposes. Richmond County's Certificate of Incorporation authorizes the Richmond County board (1) to make all determinations necessary to implement and apply the limit, including determining whether persons or entities are acting in concert, and (2) to demand that any person who is reasonably considered to own stock in excess of the limit to supply information to Richmond County to enable the Richmond County board to implement and apply the limit.

     Subject to the preferences of Richmond County preferred stock, holders of Richmond County common stock are entitled to dividends declared by the Richmond County board. In the event of liquidation, common stockholders are entitled to share ratably in all assets remaining after payment of liabilities.

     Richmond County's Certificate of Incorporation and bylaws provide that the Richmond County board is to be divided into three classes which are to be as nearly equal in number as possible. Directors are elected by classes to three-year terms, so that approximately one-third of the directors of Richmond County are elected at each special meeting of stockholders. In addition, Richmond County's bylaws provide that the power to fill vacancies is vested in the Richmond County board. The overall effect of such provisions may be to prevent a person or entity from seeking to acquire control of Richmond County through an increase in the number of directors on the Richmond County board and the election of designated nominees to fill such newly created vacancies.

PREFERRED STOCK

     Preferred stock may be issued with such designations, powers, preferences and rights as the Richmond County board may from time to time determine. The board can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Richmond County common stock and may assist management in impeding an unfriendly takeover or attempted change in control. Richmond County presently does not have plans to issue preferred stock.

                 COMPARISON OF CERTAIN RIGHTS OF STOCKHOLDERS

     Richmond County and Bayonne are both Delaware corporations subject to the provisions of the Delaware General Corporation Laws. If the merger is completed, the holders of Bayonne common stock, whose rights are currently protected by the Delaware General Corporation Laws and governed under the Bayonne Certificate of Incorporation and the Bayonne bylaws will, at the completion of the merger, become stockholders of Richmond County and continue to have rights protected by Delaware General Corporation Laws but governed under the Richmond County Certificate of Incorporation and Richmond County bylaws. There are no material differences between the rights of the holders of Bayonne common stock and the rights of holders of Richmond County common stock. Copies of such governing instruments of Richmond County and Bayonne are available, without charge, to any person to whom this document is delivered, on written or oral request, by following the instructions listed under "WHERE YOU CAN FIND MORE INFORMATION."

              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                             FINANCIAL STATEMENTS

     The following statements contain selected condensed financial information for Richmond County and Bayonne and Ironbound, on an unaudited pro forma condensed combined consolidated basis giving effect to the Bayonne merger and Ironbound merger applying the purchase method of accounting. The pro forma condensed statements of income reflecting the Bayonne merger and Ironbound merger assume the acquisitions of Bayonne and Ironbound were completed on the first day of each of the periods presented. Due to Richmond County, Bayonne and Ironbound having different fiscal year ends, the pro forma condensed statement of income for the year ended June 30, 1998 reflects the combination of each entity's fiscal year end with Richmond County's June 30 year end.

     The unaudited pro forma condensed balance sheet presents the combined financial position of Richmond County and Bayonne as of September 30, 1998. The unaudited pro forma condensed balance sheet reflects (1) the acquisition of Bayonne and the acquisition of Ironbound applying the purchase method of accounting; and (2) certain adjustments that are directly attributable to the Bayonne merger and the Ironbound merger, including allocation of the purchase price for both mergers. The pro forma condensed balance sheet assumes that the acquisitions of Bayonne and Ironbound were completed as of September 30, 1998.

     The unaudited pro forma condensed financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management of Richmond County, Bayonne and Ironbound. This pro forma information may not be indicative of what actual results would have been, nor does such data purport to represent the combined financial results of Richmond County, Bayonne and Ironbound for future periods.

     There may be certain cost savings and/or revenue enhancements that will result from the Bayonne merger and the Ironbound merger. The information furnished in the statements does not reflect either the cost savings or the revenue enhancements that may or may not be achieved.

                        RICHMOND COUNTY FINANCIAL CORP.
                            IRONBOUND BANKCORP, NJ
                           BAYONNE BANCSHARES, INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                       STATEMENT OF FINANCIAL CONDITION

                             AT SEPTEMBER 30, 1998
                   (In thousands, except per share amounts)

                                                  ---------------------------------------------------------------------------------
                                                                                                 RICHMOND
                                                                                                 County/
                                                    RICHMOND                 PRO FORMA           BAYONNE
                                                     COUNTY     BAYONNE      ADJUSTMENTS        PRO FORMA   IRONBOUND
                                                  ---------------------------------------------------------------------------------
ASSETS:
 Cash and due from banks........................  $   22,764    $   3,042    $ (4,862)/(2)/   $    25,025   $  4,070
                                                                                4,081/(3)/
 Federal funds sold.............................       4,200            5                           4,205     12,318
 Securities held-to-maturity....................          --       11,708         220/(3)/         11,928     43,129
 Securities available for sale, net                  831,670      324,457                       1,156,127     10,718
 Loans receivable:
   Real estate mortgage loans...................     765,799      278,719         (804)/(3)/    1,043,714     38,467
   Other loans..................................      16,679       33,105                          49,784      3,335
   Less allowance for loan losses...............      (7,920)      (3,035)                        (10,955)      (857)
                                                  ----------     --------     --------         ----------   --------
 Total loans receivable, net....................     774,558      308,789         (804)         1,082,543     40,945
 Federal Home Loan Bank of New York stock.......      20,375       10,511                          30,886         --
 Banking premises and equipment, net............      13,530        5,524          881/(3)/        19,935      2,601
 Accrued interest receivable....................      11,514        3,901                          15,415        785
 Excess of cost over fair value of net
   assets acquired and other intangibles........          --           --       28,560/(4)/        28,560         --
 Other real estate owned........................         340          501                             841        149
 Other assets...................................      13,664        4,219                          17,883        587
                                                  ----------     --------     --------         ----------   --------
   Total assets.................................  $1,692,615     $672,657     $ 28,076         $2,393,348   $115,302
                                                  ==========     ========     ========         ==========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY:
 Liabilities:
   Deposits.....................................  $  953,506     $420,749     $   (906)/(3)/   $1,373,349   $102,828
   Borrowings...................................     400,000      146,750        1,832/(3)/       548,582         --
   Accrued expenses and other liabilities.......       9,283       10,006         (380)/(3)/       18,675        945
                                                                                  (234)/(3)/
                                                  ----------     --------     --------         ----------   --------
     Total liabilities..........................   1,362,789      577,505          312          1,940,606    103,773
 Stockholders' equity:
   Preferred stock..............................          --           --                              --         --
   Common stock.................................         264           91          (91)/(8)/          360      5,213
                                                                                    96/(2)/            --         14/(5)/
   Additional paid-in-capital...................     254,288       60,995      (60,995)/(8)/      379,928      4,301/(8)/
                                                                               125,640/(2)/                   25,621/(5)/
     Retained earnings-substantially
      restricted................................     107,529       44,999      (44,999)/(8)/      107,529      2,631
   Unallocated common stock held by the ESOP....     (33,274)      (4,081)       4,081/(8)/       (33,274)        --

   Unamortized Management Retention
      Plan shares...............................          --       (2,987)       2,987/(8)/        (2,820)        --
                                                                                (2,820)/(3)/           --
   Treasury stock...............................          --           --                              --       (672)
 Comprehensive income:
   Unrealized gain (loss) on securities
    available-for-sale, net of taxes............       1,019       (3,865)       3,865/(8)/          1,019        56
                                                   ----------     --------    --------          ----------  --------
    Total stockholders' equity..................      329,826       95,152      27,764             452,742    11,529
    Total liabilities and stockholders' equity..   $1,692,615     $672,657   $  28,076          $2,393,348  $115,302
                                                   ==========     ========   =========          ==========  ========

                                                        ------------------------------
                                                                        ALL COMBINED
                                                          PRO FORMA     TRANSACTIONS
                                                         ADJUSTMENTS     PRO FORMA
                                                        ------------------------------
ASSETS:
 Cash and due from banks........................        $(2,031)/(5)/   $   27,064

 Federal funds sold.............................                            16,523
 Securities held-to-maturity....................             92/(6)/        55,149
 Securities available for sale, net                                      1,166,845
 Loans receivable:
   Real estate mortgage loans...................           (250)/(6)/    1,081,931
   Other loans..................................                            53,119
   Less allowance for loan losses...............                           (11,812)
                                                     ----------         ----------
 Total loans receivable, net....................           (250)         1,123,238
 Federal Home Loan Bank of New York stock.......                            30,886
 Banking premises and equipment, net............            100/(6)/        22,636
 Accrued interest receivable....................                            16,200
 Excess of cost over fair value of net
   assets acquired and other intangibles........         16,130/(7)/        44,690
 Other real estate owned........................                               990
 Other assets...................................                            18,470
                                                     ----------         ----------
   Total assets.................................     $   14,041         $2,522,691
                                                     ==========         ==========
LIABILITIES AND STOCKHOLDERS' EQUITY:
 Liabilities:
   Deposits.....................................    $       (69)/(6)/   $1,476,108
   Borrowings...................................                           548,582
   Accrued expenses and other liabilities.......              4/(6)/        19,624
                                                                                --
                                                    -----------        -----------
   Total liabilities............................            (65)         2,044,314
 Stockholders' equity:
   Preferred stock..............................                                --
   Common stock.................................         (5,213)/(8)/          374
                                                             14/(5)/
   Additional paid-in-capital...................         (4,301)/(8)/      405,549
                                                         25,621/(5)/
   Retained earnings-substantially restricted            (2,631)/(8)/      107,529
   Unallocated common stock held by the ESOP....                           (33,274)
   Unamortized Management Retention
   Plan shares..................................                            (2,820)
                                                                                --
   Treasury stock...............................            672/(8)/            --
 Comprehensive income:
   Unrealized gain (loss) on securities
   available-for-sale, net of taxes.............            (56)/(8)/        1,019
                                                    -----------        -----------
   Total stockholders' equity...................         14,106            478,377
   Total liabilities and stockholders' equity...    $    14,041        $ 2,522,691
                                                    ===========        ===========

     See "NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS."

                        RICHMOND COUNTY FINANCIAL CORP.
                            IRONBOUND BANKCORP, NJ
                           BAYONNE BANCSHARES, INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                              STATEMENT OF INCOME

                 FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
                   (In thousands, except per share amounts)

                               ---------------------------------------------------------------------------------------------------
                                                                             RICHMOND                                      ALL
                                                                             COUNTY/                                    COMBINED
                                  RICHMOND                 PRO FORMA         BAYONNE                 PRO FORMA        TRANSACTIONS
                                   COUNTY      BAYONNE    ADJUSTMENTS       PRO FORMA   IRONBOUND   ADJUSTMENTS         PRO FORMA
                               ------------  ----------  -------------   ------------  ----------  --------------   --------------
Interest income...............  $    27,662  $   11,137  $    (2)/(9)/   $     38,797  $    1,950   $  (28)/(10)/    $     40,719
Interest expense..............       12,599       6,735      (58)/(9)/         19,391         697       (2)/(10)/          20,086
                                -----------  ----------  -------------   ------------  ----------   -------------    ------------
Net interest income...........       15,063       4,402            (60)        19,406       1,253             (26)         20,633
Provision for loan losses.....          750          75             --            825          --              --             825
                                -----------  ----------  -------------   ------------  ----------   -------------    ------------
Net interest income after            14,313       4,327            (60)        18,581       1,253             (26)         19,808
   provision for loan losses..
Non-interest income...........        1,844         538             --          2,382         172              --           2,554
Non-interest expense..........        7,632       2,768   476/(4)(11)/         10,876         902    269/(7)(11)/          12,047
                                -----------  ----------  -------------   ------------  ----------   -------------    ------------
Income before income taxes....        8,525       2,097           (536)        10,087         523            (295)         10,315
Provision for income taxes....        3,171         776            (18)   3,929/(12)/         186            (178)    3,937/(12)/
                                -----------  ----------  -------------   ------------  ----------   -------------    ------------
Net income....................  $     5,354  $    1,321  $        (518)  $      6,158  $      337   $        (117)   $      6,378
                                ===========  ==========  =============   ============  ==========   =============    ============
Weighted average shares
   outstanding:
   Basic......................   24,362,800   9,041,000                    33,938,302     997,158                      35,384,181
   Diluted....................   24,362,800   9,174,637                    34,078,621   1,031,527                      35,558,869
Earnings per share:
   Basic......................  $      0.22  $     0.15                  $       0.18  $     0.34                    $       0.18
   Diluted....................  $      0.22  $     0.15                  $       0.18  $     0.34                    $       0.18

     See "NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS."

                        RICHMOND COUNTY FINANCIAL CORP.
                            IRONBOUND BANKCORP, NJ
                           BAYONNE BANCSHARES, INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                              STATEMENT OF INCOME

                   FOR THE TWELVE MONTHS ENDED JUNE 30, 1998
                   (In thousands, except per share amounts)

                              -------------------------------------------------------------------------------------------------
                                                                          RICHMOND                                     ALL
                                                                          COUNTY/                                   COMBINED
                                  RICHMOND                 PRO FORMA      BAYONNE                   PRO FORMA     TRANSACTIONS
                                   COUNTY      BAYONNE    ADJUSTMENTS    PRO FORMA     IRONBOUND   ADJUSTMENTS      PRO FORMA
                              -------------   ----------  -----------   ------------  ----------  -------------   -------------
Interest income...............  $    86,754   $   40,860    $(9)/(9)/   $    127,605  $    7,695   $(110)/(10)/    $    135,190
Interest expense..............       37,512       24,872     229/(9)/         62,613       2,610      (9)/(10)/          65,214
                                -----------   ----------    ---------   ------------  ----------   ------------    ------------
Net interest income...........       49,242       15,988         (238)        64,992       5,085           (101)         69,976
Provision for loan losses.....        2,200          180           --          2,380          --             --           2,380
                                -----------   ----------    ---------   ------------  ----------   ------------    ------------
Net interest income after            47,042       15,808         (238)        62,612       5,085           (101)         67,596
   provision for loan losses..
Non-interest income...........        3,601        1,343           --          4,944         723             --           5,667
Contribution to the                  19,558           --           --         19,558          --             --          19,558
   Foundation.................
Non-interest expense..........       24,488       10,170        1,904         36,562       3,843          1,075          41,480
                                -----------   ----------    ---------   ------------  ----------   ------------    ------------
Income before income taxes....        6,597        6,981       (2,142)        11,436       1,965         (1,176)         12,225
Provision (benefit) for               2,071        2,602         (484)   4,189/(12)/         705           (457)    4,177/(12)/
   income taxes...............  -----------   ----------    ---------   ------------  ----------   ------------    ------------

Net income....................  $     4,526   $    4,379    $  (1,658)  $      7,247  $    1,260   $       (719)   $      8,048
                                ===========   ==========    =========   ============  ==========   ============    ============
Weighted average shares
   outstanding:
   Basic......................   24,328,143    8,865,966                  33,903,645   1,035,461                     35,349,524
   Diluted....................   24,328,143    8,963,512                  34,006,069   1,058,163                     35,474,650
Earnings (loss) per share:
   Basic......................  $     (0.16)  $     0.49                $       0.21  $     1.22                   $       0.23
   Diluted....................  $     (0.16)  $     0.49                $       0.21  $     1.19                   $       0.23

     See "NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS."

                        RICHMOND COUNTY FINANCIAL CORP.
                            IRONBOUND BANKCORP, NJ
                           BAYONNE BANCSHARES, INC.

                    NOTES TO UNAUDITED PRO FORMA CONDENSED
                  COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(1)       Basis of Presentation

     The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements as of September 30, 1998 have been prepared as if the Bayonne merger had been consummated on that date. The Unaudited Pro Forma Condensed Combined Consolidated Statement of Income for the fiscal year ended June 30, 1998 and the three months ended September 30, 1998 were prepared as if the Bayonne merger and the Ironbound merger had been consummated on July 1, 1997. The Unaudited Pro
Forma   Condensed Combined Consolidated Financial Statements are based on the historical financial statements of Richmond County, Bayonne and Ironbound after giving effect to the Bayonne merger and the Ironbound merger under the purchase method of accounting and the assumptions and adjustments in the notes that follow.

     Assumptions relating to the pro forma adjustments set forth in the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements are summarized as follows:

           Estimated fair values - Estimated fair values for securities held-to-maturity, loans, deposits and borrowings were obtained from Bayonne's 1998 Annual Report to Stockholders - Footnote number 15 of "Notes to Consolidated Financial Statements"--Fair Value of Financial Instruments and Ironbound's 1997 Annual Report to Stockholders - Footnote 11 of "Notes to Consolidated Financial Statements" - Fair Value of Financial Instruments. The resulting net discount/premium on securities held-to-maturity and loans, respectively, for purposes of these pro forma financial statements, is being accreted/amortized to interest income on a straight-line basis over four and ten years, respectively. The actual discount/premium will be accreted/amortized to interest income to produce a constant yield to maturity. The resulting net premium and discount on deposits and borrowings, respectively, is being amortized/accreted into interest expense on a straight-line basis over the remaining estimated lives of five years.

(2) The cost to acquire Bayonne has been allocated as described in the table below:

     Value of Richmond County common stock issued to acquire Bayonne common stock (assumes 9,119,526 shares of Bayonne common stock multiplied by 1.05 and the price per share of $13.131, the closing average price of Richmond County common stock for the five day period before
             and after the announcement of the amendments to the merger agreement).......      $125,736
     Acquisition - related costs:
       Transaction costs incurred by Richmond County.....................................         2,700
       Severance and other payouts to Bayonne employees, net of tax......................         2,162
                                                                                               --------
     Total acquisition - related costs...................................................         4,862
                                                                                               --------

       Total costs.......................................................................      $130,598
                                                                                               ========

(3) Purchase accounting adjustments recorded for the Bayonne transaction were as follows:

     Bayonne net assets-historical at September 30, 1998.........................   $  95,152
        Adjustments to Bayonne's statement of condition:
           Termination of the Bayonne ESOP (payoff of intercompany
              loan payable)......................................................       4,081
           Termination of the Bayonne ESOP (payoff of loan payable
              with third party)..................................................         380
           Merging of  Bayonne's recognition and retention plan shares into the
              Richmond County Management Retention Plan Trust....................       2,820
       Fair value adjustments:
           Securities held-to-maturity...........................................         220
           Loans receivable......................................................        (804)
           Premises and equipment, net...........................................         881
           Deposits..............................................................         906
           Borrowings............................................................      (1,832)
                                                                                    ---------
        Subtotal - net fair value adjustments....................................        (629)
        Tax effects of fair value adjustments....................................         234
                                                                                    ---------
        Total net adjustments to net assets acquired.............................       6,886
                                                                                    ---------
        Net assets acquired......................................................   $ 102,038
                                                                                    =========

(4) Excess of cost over fair value of net assets acquired for the merger was calculated as follows:

     Total cost..................................................................   $ 130,598
     Net assets acquired.........................................................    (102,038)
                                                                                    ---------
     Total excess of cost over fair value of net assets acquired
           generated from the merger.............................................   $  28,560
                                                                                    =========

(5) The cost to acquire Ironbound has been allocated as described in the table below:

     Value of Richmond County common stock issued to acquire Ironbound common stock (assumes 997,158 shares of Ironbound common stock multiplied by 1.45 and the price per share of $17.73, the closing average price of Richmond County common stock for the five day period before
      and after the announcement of the Ironbound merger)........................   $  25,635
     Acquisition - related costs:
       Transaction costs incurred by Richmond County.............................         675
       Severance and other payouts to Ironbound employees........................       1,356
                                                                                    ---------
     Total acquisition - related costs...........................................       2,031
                                                                                    ---------

       Total costs...............................................................   $  27,666
                                                                                    =========

(6) Purchase accounting adjustments recorded for the Ironbound merger were as follows:

     Ironbound net assets-historical at September 30, 1998.......................    $11,529
        Fair value adjustments:
           Securities held-to-maturity...........................................         92
           Loans receivable......................................................       (250)
           Premises and equipment, net...........................................        100
           Deposits..............................................................         69
                                                                                     -------
        Subtotal - net fair value adjustments....................................         11
        Tax effects of fair value adjustments at 37.2%...........................         (4)
                                                                                     -------
        Total net adjustments to net assets acquired.............................          7
                                                                                     -------
        Net assets acquired......................................................    $11,536
                                                                                     =======

(7) Excess of cost over fair value of net assets acquired for the Ironbound merger was calculated as follows:

     Total cost..................................................................   $ 27,666
     Net assets acquired.........................................................    (11,536)
                                                                                    --------
     Total excess of cost over fair value of net assets acquired
        generated from the Ironbound merger......................................   $ 16,130
                                                                                    ========

(8) Purchase accounting adjustments to eliminate Bayonne's and Ironbound's stockholders' equity accounts.

(9) Pro forma adjustments to interest income and interest expense were calculated for the Bayonne merger as follows:

                                                                     FOR THE            FOR THE
                                                                   FISCAL YEAR        THREE MONTHS
                                                                      ENDED              ENDED
                                                                     JUNE 30,        SEPTEMBER 30,
                                                                       1998              1998
                                                                   -----------       -------------
     Reduction in interest income for cash utilized
        for transaction costs (based on an average annual
        rate of 5.49%).....................................           $ (34)              $  (8)
     Amortization of premium on fixed assets
        (20 years).........................................             (55)                (14)
     Accretion of discount on  loans (10 years)............              80                  20
                                                                      -----               -----
        Total net adjustments to interest income...........           $  (9)              $  (2)
                                                                      =====               =====

     Amortization of premium on fixed assets
        (20 years).........................................           $  44               $  11
     Accretion of discount on deposits (5 years)...........            (181)                (45)
     Amortization of premium on borrowings (5 years).......             366                  92
                                                                      -----               -----
        Total net adjustments to interest expense..........           $ 229               $  58
                                                                      =====               =====

(10) Pro forma adjustments to interest income and interest expense were calculated for the Ironbound merger as follows:

                                                          FOR THE        FOR THE
                                                        FISCAL YEAR    THREE MONTHS
                                                           ENDED          ENDED
                                                          JUNE 30,    SEPTEMBER 30,
                                                            1998          1998
                                                        -----------   -------------
      Reduction in interest income for cash utilized
         for transaction costs (based on an
         average annual rate of 5.49%)................     $(112)         $ (28)
      Amortization of premium on fixed assets
         (4 years)....................................       (23)            (6)
      Accretion of discount on  loans (10 years)......        25              6
                                                           -----          -----
         Total net adjustments to interest income.....     $(110)         $ (28)
                                                           =====          =====

      Amortization of premium on fixed assets
         (20 years)...................................     $   5          $   1
      Accretion of discount on deposits (5 years).....       (14)            (3)
                                                           -----          -----
         Total net adjustments to interest expense....     $  (9)         $  (2)
                                                           =====          =====

(11) The amortization of the excess of cost over the fair value of net assets acquired for the merger and Ironbound merger is assumed straight-line over a period of 15 years.

(12) Income tax expense was calculated using Richmond County's actual three months ended September 30, 1998 and fiscal year ended June 30, 1998 effective tax rates of 37.2% and 31.4%, respectively, adjusted for the non-deductibility of the amortization charge of the excess of cost over fair value of net assets acquired.

(13) Basic earnings per share is calculated by dividing net income since the Richmond County Savings conversion on February 18, 1998 by the weighted average number of common shares outstanding. Diluted earnings per common share is calculated using the same method as basic earnings per common share, but reflects potential dilution of common stock equivalents. Basic and diluted weighted average number of common stock and common stock equivalents utilized for the calculation of earnings per share for the periods presented were calculated using Richmond County's historical weighted average common stock and common stock equivalents plus 9,575,502 and 1,445,879, and common stock equivalents, when dilutive, issued to Bayonne and Ironbound stockholders, respectively, under the terms of the Bayonne merger and the Ironbound merger.

(14) The following table summarizes the estimated impact of the amortization and accretion of the purchase accounting adjustments made in connection with the Bayonne merger and Ironbound merger on Richmond County's results of operations for the five years:

        PROJECTED FUTURE
         AMOUNTS FOR THE     EXCESS OF COST        NET       NET DECREASE
          FISCAL YEARS       OVER FAIR VALUE   (ACCRETION)    IN INCOME
              ENDED           OF NET ASSETS   AMORTIZATION   BEFORE TAXES
            JUNE 30,            ACQUIRED
      -------------------    ---------------  ------------   ------------
              1999              $ 2,979         $   193        $ 3,172
              2000                2,979             193          3,172
              2001                2,979             193          3,172
              2002                2,979             193          3,172
              2003                2,979             115          3,094
       2004 and thereafter       29,796          (1,505)        28,291
                                -------         -------        -------
                                $44,691         $  (618)       $44,073
                                =======         =======        =======

                      ADDITIONAL MATTERS TO BE CONSIDERED
                        AT THE RICHMOND COUNTY MEETING

             PROPOSAL NO. 2 FOR THE RICHMOND COUNTY STOCKHOLDERS:
     RATIFICATION OF THE AMENDMENTS TO THE RICHMOND COUNTY FINANCIAL CORP.
                        1998 STOCK-BASED INCENTIVE PLAN

     The Richmond County board presents for stockholder ratification an amended and restated stock incentive plan. Stockholders originally approved the stock incentive plan on September 29, 1998. The Richmond County board approved the amended and restated stock incentive plan in January 1999, subject to stockholder approval. The proposed amended stock incentive plan is attached as Annex E.

     The Richmond County board believes it is in the best interest of Richmond County and Richmond County Savings to amend the stock incentive plan primarily in two respects. First, the amended plan allows Richmond County the discretion to accelerate or modify the vesting of restricted stock awards and stock options following a participant's retirement. Second, the amended plan provides for accelerated vesting of outstanding restricted stock awards and stock options upon a change in control of Richmond County or Richmond County Savings. Richmond County also amended the stock incentive plan for conforming changes and certain minor administrative matters.

     As of December 31, 1998, Richmond County had granted options covering 2,617,885 shares of Richmond County's common stock under the stock incentive plan and 24,470 shares remained available for future grants of stock options. As of December 31, 1998, Richmond County had granted restricted stock awards of 1,054,274 under the stock incentive plan and 2,668 shares of common stock remained available for future grants of awards.

     Richmond County implemented the stock incentive plan largely to attract, keep, and motivate qualified individuals in key positions. The stock incentive plan provides officers, employees and non-employee directors of Richmond County and its affiliates, including Richmond County Savings, an incentive to contribute to the success of Richmond County by giving them an ownership interest in Richmond County. This aligns the interests of management and stockholders and rewards employees for outstanding performance.

     The stock incentive plan allows Richmond County to grant awards of restricted shares of Richmond County common stock and options to purchase Richmond County common stock. All full-time employees and all outside directors of Richmond County and its affiliates, including Richmond County Savings, are eligible to receive awards under the stock incentive plan. A committee consisting of three members of the Richmond County board, who are not employees of Richmond County or its affiliates, administers the stock incentive plan.

     FDIC policies provide that restricted stock and stock option awards granted under any stock-based benefit plan, such as the stock incentive plan, adopted by a financial institution within the first year after conversion to stock form, must vest at a rate of no greater than 20% per year, except in the case of death or disability. However, following one year after conversion, the financial institution may amend the plan to also provide for accelerated vesting in the cases of retirement and change in control. The one year ban on accelerated vesting in these cases, as applied to Richmond County Savings and Richmond County, ends in February 1999.

     THE RICHMOND COUNTY BOARD RECOMMENDS THAT YOU VOTE "FOR" THE AMENDMENTS TO THE RICHMOND COUNTY FINANCIAL CORP. 1998 STOCK-BASED INCENTIVE PLAN.

          ADDITIONAL MATTERS TO BE CONSIDERED AT THE BAYONNE MEETING

                   PROPOSAL NO. 2 FOR BAYONNE STOCKHOLDERS:
                         ELECTION OF BAYONNE DIRECTORS

     The Bayonne board currently consists of six directors and is divided into three classes. Each of the six members of the Bayonne board also presently serves as a director of First Savings. Mr. Sam P. Lamparello, who served as a director of both Bayonne and First Savings, passed away in February 1998. The Bayonne board subsequently reduced the size of the Bayonne board from seven to six members. Directors are elected for staggered terms of three years each, with the term of office of only one of the three classes of directors expiring each year. Directors serve until their successors are elected and qualified.

     The two nominees proposed for election at the meeting are Patrick F.X. Nilan and Joseph L. Wisniewski. No person being nominated as a director is being proposed for election under any agreement or understanding between any such person and Bayonne.

     In the event that any such nominee is unable to serve, or declines to serve for any reason, it is intended that the proxies will be voted for the election of such other person as may be designated by the present Bayonne board. The Bayonne board has no reason to believe that any of the persons named will be unable or unwilling to serve. UNLESS AUTHORITY TO VOTE FOR THE NOMINEES IS WITHHELD, IT IS INTENDED THAT THE SHARES REPRESENTED BY THE ENCLOSED PROXY CARD, IF EXECUTED AND RETURNED, WILL BE VOTED FOR THE ELECTION OF THE NOMINEES PROPOSED BY THE BAYONNE BOARD.

     THE BAYONNE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF THE DIRECTOR NOMINEES NAMED IN THIS DOCUMENT.

INFORMATION WITH RESPECT TO THE NOMINEES, CONTINUING DIRECTORS AND EXECUTIVE OFFICERS OF BAYONNE

     The following table lists, as of the Bayonne record date, the names of the nominees and continuing directors of Bayonne; their ages; a brief description of their recent business experience, including present occupations and employment; certain directorships held by each; the year in which each became a director and the year in which their terms (or in the case of the nominees, their proposed terms) as director of Bayonne expire. The table also lists the amount of Bayonne common stock and the percent considered to be owned by each director and all directors and executive officers as a group as of the Bayonne record date.

                                                                                                     EXPIRATION
NAME AND PRINCIPAL OCCUPATION                                                          DIRECTOR      OF TERM AS
AT PRESENT AND FOR PAST FIVE YEARS                                             AGE     SINCE (1)      DIRECTOR
----------------------------------                                             ---     ---------     ---------
NOMINEES

Patrick F.X. Nilan.......................................................       68       1963           2001
Chairman of the Board of Bayonne and First Savings.  Mr. Nilan
 served as President and Chief Executive Officer of First Savings
 until his retirement in June 1997.

Joseph L. Wisniewski.....................................................       67       1967           2001
Retired Senior Vice President of First Savings.  Mr. Wisniewski
 was employed by First Savings in various capacities from 1956 until his retirement in August 1996.

CONTINUING DIRECTORS

James F. Sisk............................................................       59       1983           2000
Mr. Sisk was the Public Safety Director of the City of Bayonne
 until June 1998.  He served as the Chief of Police of the City of
 Bayonne until 1996.

Patrick D. Conaghan......................................................       61       1986           1999
Partner in the law firm of Conaghan & Conaghan.

Frederick G. Whelpley....................................................       77       1973           1999
Retired Chief Executive Officer of Bayonne Hospital.

Michael A. Nilan.........................................................       34       1997           1999
President and Chief Executive Officer of Bayonne since
 February 1997 and First Savings since July 1997.  Mr. Nilan was employed by First Savings in various capacities prior to assuming the positions of President and Chief Executive Officer of Bayonne
 and First Savings.

NAMED EXECUTIVE OFFICERS
WHO ARE NOT DIRECTORS

Eugene V. Malinowski, C.P.A..............................................       58         --             --
Vice President and Chief Financial Officer of Bayonne and First
 Savings.  Prior to joining First Savings, Mr. Malinowski was Vice
 President, Chief Operating Officer and Chief Financial Officer of a
 long distance telephone reseller, and prior to that was Executive
 Vice President and Chief Financial Officer of a commercial bank.

____________________
(1)    Includes years of service as a Director of First Savings.

COMPENSATION COMMITTEE AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     Michael A. Nilan, President and Chief Executive Officer of Bayonne and First Savings, participated in deliberations of the Compensation Committee of the Bayonne board concerning executive officer compensation during the past fiscal year. Additionally, Patrick F.X. Nilan, who retired as President and Chief Executive Officer of First Savings during fiscal 1998, also participated in deliberations concerning executive officer compensation. Neither Michael A. Nilan nor Patrick F.X. Nilan participated in deliberations concerning their own individual compensation for fiscal 1998.

DIRECTORS' COMPENSATION

     DIRECTORS' FEES. In connection with Bayonne's second-step conversion, and as a result of the transition to operating as a publicly owned company, the Bayonne board determined to restructure the compensation of directors to emphasize stock-based incentives and reduce the reliance on cash-based compensation. Accordingly, in 1997, the Bayonne board reduced the quarterly retainer for non-employee directors by 50% and the fees paid to non-employee directors for each meeting attended by 33 1/3%. Non-employee directors presently receive $1,000 for each board of directors' meeting attended, plus a $3,000 retainer each quarter. The Chairman of the Board receives $1,330 for each board of directors' meeting attended, plus a quarterly retainer of $3,750. Non-employee directors serving on the Asset/Liability Committee and the Audit Committee are paid $250 for each meeting attended, and non-employee directors serving on the Security and Investment Committee are paid $500 monthly.

     In 1987, First Savings, prior to its reorganization into the mutual holding company form of organization, entered into annuity compensation agreements with each of First Savings' current directors. First Savings paid all of its obligations under the agreements in 1987, and therefore, the agreements do not represent a current expense for First Savings. Under the agreements, First Savings currently pays each outside director an annual benefit of $16,000. The payments will continue to be made over the lifetime of each outside director with no fewer than 120 monthly payments, which commenced in 1992, to be made to each director or his beneficiary, and are in addition to other fees received by directors. These agreements are fully funded by Presidential Life Insurance Company and First Savings is a mere conduit for payments to each outside director.

     CONSULTING AGREEMENT. Bayonne and Patrick F.X. Nilan entered into a three year consulting agreement subsequent to Mr. Nilan's retirement as President and Chief Executive Officer of First Savings. Under the agreement, Mr. Nilan will provide advice with respect to all areas in which Bayonne or First Savings does business and in which Mr. Nilan has special knowledge, skill and expertise, utilize his business and industry contacts to assist with the implementation of First Savings' business plan, represent Bayonne and First Savings at civic and community functions, and advise Bayonne and First Savings on strategic planning matters, government affairs, industry trends and economic factors affecting First Savings' business and future prospects. Mr. Nilan is paid a fee of $100,000 annually for his services.

     INCENTIVE PLAN. Bayonne's stockholders approved the Bayonne's incentive plan under which all directors of Bayonne and First Savings are eligible to receive stock-based compensation awards. Under Bayonne's incentive plan, each outside director of Bayonne and First Savings was granted non-statutory stock options to purchase 24,346 shares of Bayonne common stock with "limited rights", and awards of 9,738 shares of Bayonne common stock on April 27, 1998, which vest in five equal installments commencing April 27, 1999. The limited rights provide, in the event of a change in control, a lump sum cash payment equal to the difference between the exercise price of the related option and the fair market value of the shares of Bayonne common stock subject to the option on the date of exercise, less any applicable tax withholding. The non-statutory stock option awards vest in five equal annual installments commencing on April 27, 1999, and have an exercise price of $16.31. All options granted under Bayonne's incentive plan expire ten years from the date of grant. In the event an outside director ceases service due to death or disability, all directors' awards will immediately vest or become exercisable and all stock options will remain exercisable for a period of three years.

EXECUTIVE COMPENSATION

     Unless specifically stated, the report of the compensation committee of Bayonne and the stock performance graph have not, are not, and will not, be filed under the Securities Act of 1933.

     COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION. Under rules established by the SEC, Bayonne is required to provide certain data and information in regard to the compensation and benefits provided to Bayonne's Chief Executive Officer and other executive officers of Bayonne for the fiscal year ended March 31, 1998. The disclosure requirements for the Chief Executive Officer and other executive officers include a report explaining the rationale and considerations that led to fundamental compensation decisions affecting those individuals.

     The following policies and procedures were utilized to determine executive compensation levels for fiscal 1998. As a result of the second-step conversion and other operational changes, subjective qualitative measures were more heavily relied upon by the compensation committee than quantitative measures.

     COMPENSATION POLICIES AND PROCEDURES. The Compensation Committee consists of the entire Bayonne board. It is responsible for administering the compensation and benefit programs for the executive officers and employees of Bayonne and First Savings and to make recommendations regarding the amount and composition of compensation paid to the executive officers. Members of the committee who are employees of Bayonne or First Savings, however, do not participate in the committee's determination of their own compensation package.

     The committee's goal is to establish executive compensation policies that:

     .    link the interests of management and stockholders;

     . link executive compensation with the long-term performance of Bayonne and its subsidiaries;

     .    attract, retain and reward highly qualified and productive persons;

     .    link compensation to individual performance; and

     . establish compensation levels that are internally equitable and externally competitive with comparable financial institutions.

     The compensation program developed by the committee to achieve these goals consists primarily of:

     .    a base salary;

     .    an annual bonus; and

     . stock-based compensation. In addition, executive officers participate in other benefit plans available to all employees, including a retirement plan, the Bayonne ESOP, and the Bayonne 401(k) Plan.

     As a result of Bayonne's second-step conversion into the stock holding company structure, the committee revised the executive compensation policies to reflect the status of Bayonne as a public company. The committee believes that the compensation policies it has established contributed to the success of Bayonne in making the transition to a publicly owned company, as well as to the increase in net income and earnings per share, recorded by Bayonne for the year ended March 31, 1998.

     BASE SALARY. The committee annually reviews and evaluates base salary for all executive officers, and in conducting such reviews places primary consideration upon First Savings' overall objectives and performance, peer group comparisons and individual performance. In addition, salary levels reflect an individual officer's responsibilities and experience and the committee's evaluation of competitive marketplace conditions.

     Salary levels recommended by the committee are intended to be consistent and competitive with the practices of comparable financial institutions and each executive's level of responsibility. The committee generally utilizes internal and/or external surveys of compensation paid to executive officers performing similar duties for depository institutions and their holding companies with particular focus on the level of compensation paid by comparable institutions in the metropolitan New York region. For the fiscal year ended March 31, 1998, the committee utilized an internal survey prepared by an independent compensation consultant.

     Although the committee's recommendations are discretionary and no specific formula is used for decision making, salary determinations reflect the overall performance of Bayonne and First Savings and the performance of the individual executive officer. In addition, for the fiscal year ended March 31, 1998, the committee gave consideration to the adjustments required to be made by each executive officer in response to the transition of Bayonne to a publicly owned entity in determining the appropriate salary levels.

     ANNUAL INCENTIVES. In determining annual bonus awards, the committee considers the entire compensation package of each executive officer. Although all determinations by the committee regarding bonuses paid to executive officers are discretionary and no specific formula is used for awarding bonuses, the primary factors considered include the profitability of Bayonne and First Savings, the level of responsibility of each executive officer and their contribution to the financial performance of Bayonne and First Savings. No particular weighting of the factors considered by the compensation committee is used to calculate bonuses.

     STOCK-BASED COMPENSATION. Bayonne maintains stock benefit plans, discussed in more detail below, for the purpose of providing long-term incentives to its employees, including executive officers, through the award of stock options and restricted stock awards. The committee believes that stock options and restricted stock awards align the interests of management with stockholders because the executive officers receive value if the market value of the Bayonne common stock increases. Under Bayonne's stock option plans, the exercise price of options granted to executive officers is equal to or greater than the market value of the Bayonne common stock on the date of grant. Therefore, the options have value only to the extent the share price of the Bayonne common stock increases. Furthermore, although the committee has discretion to determine the terms of options and stock awards granted to executive officers and other employees of Bayonne and First Savings, options and stock awards granted under Bayonne's plans typically vest in equal annual installments over a period of five years, which provides incentive to management to maximize both short-term and long-term stockholder value. The committee considered past awards of stock options and restricted stock awards, as well as possible future awards, in determining the overall compensation package of each executive officer.

     BAYONNE 1995 STOCK OPTION PLAN. During the fiscal year ended March 31, 1996, First Savings adopted the stock option plan, which was subsequently adopted by Bayonne. Subsequent to the adoption of the stock option plan, all of the executive officers of First Savings received grants of options to purchase shares of First Savings common stock, which options commenced vesting in equal annual installments of 20% on August 9, 1996. Upon consummation of the second-step conversion, Bayonne adopted the stock option plan and each option to purchase First Savings' common stock under such plan was exchanged for 2.933 options to purchase Bayonne common stock. The compensation committee did not make any additional awards under the stock option plan during fiscal 1998.

     BAYONNE 1995 RECOGNITION AND RETENTION PLAN . First Savings adopted Bayonne's recognition and retention plan and made awards of restricted stock to all of the executive officers of First Savings in July 1995. The awards commenced vesting in equal annual installments of 20% on July 28, 1996. Upon completion of the second-step conversion, Bayonne adopted Bayonne's recognition and retention plan, and all previously awarded, but unvested shares of First Savings common stock and any shares that had not yet been awarded were converted into 2.933 shares of Bayonne common stock. The committee did not make any additional awards under Bayonne's recognition and retention plan during fiscal 1998.

     BAYONNE INCENTIVE PLAN. Due in part to Bayonne's transition to a publicly owned company and the desire of the Bayonne board to link executive compensation to the performance of the Bayonne common stock, the Bayonne board adopted Bayonne's incentive plan, which the stockholders approved on March 27, 1998. Pursuant to Bayonne's incentive plan, executive officers and other employees of Bayonne and First Savings are eligible to receive grants of stock options to purchase shares of Bayonne common stock with limited rights and stock awards. Subject to certain adjustments to prevent dilution of stock options and stock awards granted to participants, the maximum number of shares reserved for purchase through the exercise of options and option-related awards that may be granted under Bayonne's incentive plan is 486,919 shares. The maximum number of the shares reserved for stock awards is 194,768 shares.

     A committee of non-employee directors of Bayonne makes awards under Bayonne's incentive plan and determines the terms of all awards. Options granted may be intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code. Incentive stock options afford tax benefits to the recipient upon compliance with certain conditions set forth in the Internal Revenue Code and do not result in tax deductions for Bayonne. The limited rights provide, in the event of a change in control, a lump sum cash payment equal to the difference between the exercise price of the related option and the fair market value of the shares of Bayonne common stock subject to the option on the date of exercise, less any applicable tax withholding. In no event may options be exercised more than ten years from the date of grant. The committee of outside directors that administers Bayonne's incentive plan may condition the vesting of options and stock awards granted under the plan on the attainment of predetermined performance goals.

     No awards were made under Bayonne's incentive plan during fiscal 1998. Prior to granting awards under Bayonne's incentive plan, Bayonne retained an independent compensation consultant to review the current compensation of executive officers and to make recommendations as to awards to such officers under Bayonne's incentive plan. Following review and consideration of the compensation consultant's report, the committee determined on April 27, 1998, to grant both stock options and stock awards pursuant to Bayonne's incentive plan to certain executive officers of Bayonne and First Savings. All of the stock options and stock awards initially granted will vest in equal annual installments during the first two years, with the remaining shares to be granted during years three, four and five if certain performance goals are met.

     CHIEF EXECUTIVE OFFICER. Michael A. Nilan entered into an employment agreement with First Savings during fiscal 1998 that provides for a base salary of $150,000. In addition, Mr. Nilan was paid a bonus of $2,000 for fiscal 1998 and participated in the benefit plans available to all officers and employees of Bayonne and First Savings. No specific formula was used in connection with the Compensation Committee's decisions regarding Mr. Nilan's base salary, bonus and other compensation, nor did the committee set specified compensation levels based on the achievement of particular quantifiable objectives or financial goals of Bayonne and First Savings. Rather, the committee considered the overall financial performance of Bayonne and First Savings, the responsibilities and experience of Mr. Nilan and the individual contributions made by Mr. Nilan. Specifically, the factors considered by the committee in determining Mr. Nilan's overall compensation package included:

     .    The profits recorded by Bayonne and First Savings for fiscal year
          1998;

     .    The increase in the market value of Bayonne's common stock;

     . The successful implementation of Bayonne's strategic business plan and the continued operation of First Savings in a safe and sound manner;

     . Actions taken by Mr. Nilan to facilitate the transition of Bayonne to a publicly owned entity; and

     . Mr. Nilan's active participation on behalf of Bayonne and First Savings in civic and community events.


                          THE COMPENSATION COMMITTEE

                              Patrick F.X. Nilan
                             Joseph L. Wisniewski
                                 James F. Sisk
                              Patrick D. Conaghan
                             Frederick G. Whelpley
                               Michael A. Nilan

     SUMMARY COMPENSATION TABLE. The following table shows, for the year ended March 31, 1998, the cash compensation paid, as well as certain other compensation paid or accrued for that year to the Chief Executive Officers of Bayonne and by the next four most highly compensated officers of Bayonne and First Savings in fiscal year 1998. No other executive officer of Bayonne or First Savings earned and/or received salary and bonus in excess of $100,000 in fiscal year 1998.

                                                                                           LONG-TERM COMPENSATION
                                                                             --------------------------------------
                                                 ANNUAL COMPENSATION(1)                AWARDS             PAYOUTS
                                          --------------------------------   --------------------------  ----------
                                                                 OTHER       RESTRICTED    SECURITIES
                                                                 ANNUAL        STOCK       UNDERLYING        LTIP      ALL OTHER
NAME AND                          FISCAL    SALARY   BONUS    COMPENSATION      AWARDS     OPTIONS/SARS     PAYOUTS   COMPENSATION
PRINCIPAL POSITIONS                YEAR     ($)(1)    ($)         ($)           ($)(2)        (#)(3)           ($)         ($)
-------------------               ------  ---------  ------   ------------   -----------   ------------  ----------   ------------
Michael A. Nilan(5).............   1998   $150,000   $ 2,000       --              --           --           --        $82,229(4)
President and Chief                1997     99,000     5,000       --              --           --           --         36,354
Executive Officer

Patrick F.X. Nilan..............   1998   $217,625        --       --              --           --           --        $98,229(4)
Chairman of Bayonne and First      1997    470,000   $37,500       --              --           --           --         82,008
 Savings; former President and     1996    432,597    75,000       --        $176,540       33,950           --         38,203
Chief Executive Officer of
 First Savings

Eugene V. Malinowski............   1998   $116,000   $10,000       --              --           --           --             --
Vice President and Chief
 Financial Officer

________________________
(1) Includes compensation deferred at the election of the officer pursuant to the Bayonne 401(k) Plan. Salary for Patrick F.X. Nilan includes $106,250 received for services as President and Chief Executive Officer of First Savings through June 30, \1997, $36,375 in directors fees, and $75,000 in fees for services as a consultant to Bayonne and First Savings.
(2) Messrs. Michael A. and Patrick F.X. Nilan were awarded 2,852 and 13,580 shares of First Savings common stock, respectively, pursuant to Bayonne's recognition and retention plan. The awards were granted on July 28, 1995, and had a fair market value of $13.00, based upon the closing price per share of First Savings common stock on the date of grant. Awards granted under Bayonne's recognition and retention plan vest in equal installments at a rate of 20% per year commencing on July 28, 1996, unless otherwise determined by the Bayonne board. Awards will be 100% vested upon termination of employment due to death, disability or following a change in control. Upon consummation of the second-step conversion, Bayonne adopted Bayonne's recognition and retention plan as a plan of Bayonne and issued Bayonne common stock in lieu of First Savings common stock to Bayonne's recognition and retention plan in accordance with its terms. As of the effective date of the second-step conversion, rights outstanding under the plan were assumed by Bayonne and constitute rights only for shares of Bayonne common stock, with each such right being for a number of shares of Bayonne common stock equal to the number of shares of First Savings common stock that were available thereunder immediately prior to such effective date multiplied by the exchange ratio of 2.933. The price of each right has been adjusted to reflect the plan exchange ratio so that the aggregate purchase price of the right is unaffected, but there is no change in the other terms and conditions of the rights. Accordingly, at March 31, 1998, the number of shares awarded to Messrs. Michael A. and Patrick F.X. Nilan pursuant to Bayonne's recognition and retention plan, as adjusted for the second-step conversion, was 8,365 and 39,830, respectively, with a market value of $124,429 and $592,471, respectively, based upon the closing price of the Bayonne common stock on that date of $14.875 per share.
(3) Messrs. Michael A. and Patrick F.X. Nilan were awarded options to purchase 3,449 and 33,950 shares of First Savings common stock, respectively, on August 9, 1995 under the stock option plan. Under the stock option plan, options commenced vesting in five equal annual installments on August 9, 1996, with an exercise price of $13.00. Upon completion of the second-step conversion, Bayonne adopted the stock option plan and agreed to issue shares of its common stock in lieu of First Savings common stock in accordance with the terms of such plan. Accordingly, the number of options awarded to Messrs. Michael A. and Patrick F.X. Nilan under the stock option plan, as adjusted for the second-step conversion, was 10,115 and 99,575, respectively. The adjusted exercise price of the options is $4.43. All of the options awarded to Patrick F.X. Nilan immediately vested upon his retirement on June 30, 1997.
(4) Includes $16,000 received by Patrick F.X. Nilan pursuant to First Savings annuity compensation agreements. Includes the value of 10,029 and 13,429 shares allocated to Michael A. Nilan and Patrick F.X. Nilan, respectively, under the Bayonne ESOP as of March 31, 1998. Does not include amounts contributed by First Savings pursuant to First Savings' noncontributory defined benefit plan, First Savings' nonqualified supplemental executive retirement income-deferred compensation agreements, automobile insurance on personal vehicles used instead of automobiles supplied by First Savings, nor reimbursement of mileage while on company business.
(5) Michael A. Nilan was appointed President and Chief Executive Officer of Bayonne on February 6, 1997.

     EMPLOYMENT AGREEMENTS. Subsequent to the second-step conversion, Bayonne and First Savings entered into employment agreements with Mr. Michael A. Nilan. The employment agreements are intended to ensure that Bayonne and First Savings will be able to maintain a stable and competent management base after the second-step conversion.

     Mr. Nilan's employment agreement provides that, commencing on the first anniversary date and continuing each anniversary date thereafter, the board of directors of First Savings will review the agreement and Mr. Nilan's performance for purposes of determining whether to extend the agreement for an additional year. The agreement automatically extends daily, such that the new term is the same as the original term unless written notice of non-renewal is given by the Bayonne board after conducting a performance evaluation of Mr. Nilan. The base salary for Mr. Nilan under the employment agreement is $150,000. In addition to the base salary, the employment agreements provide for, among other things, participation in stock benefit plans and other fringe benefits applicable to executive personnel. The employment agreement provides for termination by Bayonne or First Savings for cause, as defined in the agreements, at any time. In the event Bayonne or First Savings chooses to terminate Mr. Nilan's employment for reasons other than for cause, or in the event of Mr. Nilan's resignation from Bayonne or First Savings upon:

     (1)  failure to re-elect him to his current offices;

     (2)  a material change in his functions, duties or responsibilities;

     (3) a relocation of his principal place of employment by more than 25 miles;

     (4)  liquidation or dissolution of Bayonne or First Savings; or

     (5) a breach of the agreement by Bayonne or First Savings, Mr. Nilan or, in the event of death, his beneficiary, is entitled to receive the remaining base salary payments due to him and the contributions that would have been made on his behalf to any employee benefit plans of Bayonne or First Savings during the remaining term of the agreements. Bayonne or First Savings will also continue and pay for Mr. Nilan's life, health and disability coverage for the remaining term of the employment agreements.

     The employment agreements provide for severance payments in the event of a change in control. If voluntary or involuntary termination follows a change in the control of Bayonne or First Savings. A change in control occurs if Bayonne is merged into Richmond County and First Savings into Richmond County Savings, Mr. Nilan or, in the event of death, his beneficiary, will be entitled to a payment equal to the greater of (1) the payments due for the remaining term of the agreement; or (2) a severance payment equal to three times the average of the five preceding taxable years' compensation. Bayonne and First Savings would also continue Mr. Nilan's life, health, and disability coverage for 36 months.

     Payments to Mr. Nilan under his employment agreement will be guaranteed by Bayonne in the event that payments or benefits are not paid by First Savings. Payments under the Bayonne employment agreement will be made by Bayonne. All reasonable costs and legal fees paid or incurred by Mr. Nilan over any dispute or question of interpretation relating to the employment agreements will be paid by Bayonne or First Savings if Mr. Nilan is successful on the merits under a legal judgment, arbitration or settlement. The employment agreements also provide that Bayonne and First Savings will protect Mr. Nilan to the fullest extent allowable under federal and Delaware law, respectively. In the event of a change in control of Bayonne or First Savings, the total amount of payments that would be due under the employment agreements, based solely on cash compensation paid to Mr. Nilan over the past three fiscal years and excluding any benefits under any employee benefit plan that may be payable, would be approximately $237,000. The merger constitutes a change in control under the terms of the employment agreements.

     CHANGE IN CONTROL AGREEMENTS. Subsequent to the second-step conversion, Bayonne and First Savings entered into change in control agreements with Mr. Malinowski and three executive officers.

The agreements have terms of three years. The agreements provide that commencing on the first anniversary date and continuing on each anniversary thereafter, First Savings' agreements may be renewed by the Bayonne board for an additional year while the term of Bayonne's agreements are extended on a daily basis unless written notice of non-renewal is given by the Bayonne board. The agreements with Bayonne also provide that in the event voluntary or involuntary termination follows a change in control of First Savings or Bayonne, the officer is entitled to receive a severance payment equal to three times the officer's average annual compensation for the five years preceding termination, depending on the term of the officers' agreement. First Savings' agreements have a similar change in control provision; however, the officer would only be entitled to receive a severance payment under one agreement. Bayonne and First Savings will also continue, and pay for, the officer's life, health and disability coverage for 36 months following termination. Payments to the officer under First Savings' agreements will be guaranteed by Bayonne in the event that payments or benefits are not paid by First Savings. In the event of a change in control of First Savings or Bayonne, the total payments that would be due under the agreements, based solely on the cash compensation paid to the officers covered by the agreements over the past three fiscal years and excluding any benefits under any employee benefit plans that may be payable, would be approximately $1.1 million. The merger constitutes a change in control under the terms of the agreements.

     RETIREMENT PLAN. First Savings maintains a retirement plan under which all employees age 21 or older who have worked at First Savings for a period of six months are eligible to accrue benefits. First Savings annually contributes an amount to the retirement plan necessary to satisfy the actuarially determined minimum funding requirements in accordance with the ERISA. The retirement plan operates on a plan year beginning December 15 each year. Immediately following the execution of the merger agreement, Bayonne took all appropriate steps to "freeze" benefit accruals under the retirement plan.

     At the normal retirement age of 65 (or the fifth anniversary of plan participation, if later), the plan is designed to provide a life annuity guaranteed for ten years. The retirement benefit provided is an amount equal to 2% of a participant's average monthly salary, multiplied by the total number of years of service from the date of employment to normal retirement date. This amount is reduced by approximately .63% of average monthly salary up to the covered compensation wage base (as defined in the retirement plan) multiplied by the total number of years of service (up to a maximum of 35 years). Notwithstanding the above formula, the retirement plan will pay a minimum monthly benefit equal to 2% of monthly salary, times years of service up to ten years of service. Retirement benefits are also payable upon retirement due to early and late retirement, disability or death. A reduced benefit is payable upon early retirement at or after age 55 and the completion of ten years of service with First Savings. Upon termination of employment other than as specified above, a participant is eligible to receive his vested accrued benefit as a retirement annuity commencing on such participant's normal date. Benefits are payable in various annuity forms with the normal form being an annuity for the participant's life, with a minimum guarantee of payments for five years. For the plan year ended December 14, 1998, First Savings made a contribution to the retirement plan of $259,000.

     The following table indicates the annual retirement benefit that would be payable under the retirement plan upon retirement at age 65 in calendar year 1997, expressed in the form of a life annuity with a five year guaranteed payment for the final average salary and benefit service classification specified below. Benefits payable under the retirement plan are not subject to a deduction for social security or other amounts.

 HIGH 5 YEAR                            YEARS OF BENEFIT SERVICE
FINAL AVERAGE     -------------------------------------------------------------------------
EARNINGS /(1)/         5       10       15       20       25       30       35        40
--------------    ---------  -------  -------  -------  -------  -------  -------  --------
 $   20,000         $ 2,000  $ 4,000  $ 4,125  $ 5,500  $ 6,875  $ 8,250  $ 9,625  $ 11,625
 $   40,000           4,000    8,000    9,188   12,250   15,313   18,375   21,438    25,438
 $   60,000           6,000   12,000   15,188   20,250   25,313   30,375   35,438    41,438
 $   80,000           8,000   16,000   21,188   28,250   35,313   42,375   49,438    57,438
 $  100,000          10,000   20,000   27,188   36,250   45,313   54,375   63,438    73,438
 $  150,000          15,000   30,000   42,188   56,250   70,313   84,375   98,438   113,438
 $  152,000/(2)/     15,200   30,400   42,788   57,050   71,313   85,575   99,838   115,038
 $  152,000/(2)/     15,200   30,400   42,788   57,050   71,313   85,575   99,838   115,038

____________________
(1) High five-year average monthly earnings means the average of a participant's monthly earnings in the five consecutive years yielding the highest such average while a participant in the retirement plan. For participants with less than five years of service, it is the average of monthly earnings for all complete calendar years of participation.
(2) Limited due to maximum earnings limits under Section 401(a)(17) of the Internal Revenue Code.


     As of December 14, 1997, officers Michael A. Nilan, Patrick F.X. Nilan and Eugene V. Malinowski had 11, 37 and one year of credit service, respectively, and accrued benefits under the retirement plan equal to annual retirement benefits of $16,061, $149,436 and $0, respectively. Mr. Patrick F.X. Nilan retired from First Savings on June 30, 1997 and received a lump sum benefit payment of $1.6 million under the retirement plan.

     SUPPLEMENTAL EXECUTIVE RETIREMENT INCOME-DEFERRED COMPENSATION AGREEMENTS. First Savings has previously maintained supplemental executive retirement agreements for certain executives of First Savings and their beneficiaries whose benefits from the tax-qualified defined benefit plan maintained by First Savings were reduced by reason of (1) the annual limitation on benefits and contributions imposed by Section 415 of the Internal Revenue Code and (2) the limitation imposed by Section 401(a)(17) of the Internal Revenue Code with respect to compensation that can be taken into consideration in the determination of benefits. The lump sum payments represented the present value of the executives' accrued annual benefits under the supplemental executive retirement agreements based on a current actuarial valuation. First Savings determined that paying the participants in a lump sum would benefit First Savings over time by saving the annual accruals that would otherwise be required to fund the supplemental executive retirement agreements. First Savings has discontinued this plan.

     OPTION EXERCISES AND YEAR-END VALUE. This table contains information about exercised and unexercisable options during the fiscal year ended March 31, 1998 for Bayonne's Chief Executive Officers and the next four highest paid executive officers of Bayonne.

                AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                             NUMBER OF UNEXERCISED        VALUE OF UNEXERCISED IN-THE-
                                    SHARES                     OPTIONS AT FISCAL            MONEY OPTIONS AT FISCAL
                                   ACQUIRED                       YEAR-END(1)                   YEAR-END(2)
                                                            -------------------------     ----------------------------
                                     UPON       VALUE
NAME                               EXERCISE    REALIZED     EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
----                              ----------  ----------    -------------------------     ----------------------------
Michael A. Nilan..............        -            -               4,046/6,069                  $42,260/$63,390
Patrick F.X. Nilan............      62,391    $518,762(3)             37,184/0                  $    388,387/$0

___________________
(1) Represents the number of options for Bayonne common stock held as of March 31, 1998.
(2) Equals the difference between the $4.43 exercise price of such options and the aggregate fair market value of the shares of Bayonne common stock that would be received upon exercise, assuming such exercise occurred on March 31, 1998, at which date the last sale of the Bayonne common stock, as quoted on the Nasdaq National Market, was at $14.875 per share.
(3) The market price of the Bayonne common stock on September 30, 1997, the date Mr. Patrick F.X. Nilan exercised 42,476 options, was $12.625, and the market price of the Bayonne common stock on February 10, 1998, the date Mr. Patrick F.X. Nilan exercised 19,915 options, was $13.00.


     TRANSACTIONS WITH CERTAIN RELATED PERSONS. All loans made by First Savings to its directors and executive officers are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features. First Savings is permitted to offer loans to executive officers and directors on terms not available to the public, but available to other employees, in accordance with recently modified federal regulations. Under First Savings's existing policy, any loan to an executive officer or director, must be approved, in advance, by a majority of the disinterested members of the Bayonne board.

STOCK PERFORMANCE GRAPH

     The following graph shows a comparison of total stockholder return on Bayonne's common stock, based on the market price of the Bayonne common stock with the cumulative total return of companies in The Nasdaq Market Index and the Nasdaq Stock Bank for the period beginning on January 9, 1995, the day Bayonne's common stock began trading, through December 31, 1998. The data was supplied by Media General Financial Services.

                   PROPOSAL NO. 3 FOR BAYONNE STOCKHOLDERS:
              RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

     Bayonne's independent auditors for the fiscal year ended March 31, 1998 were KPMG LLP. The Bayonne board has reappointed KPMG LLP to continue as independent auditors for First Savings and Bayonne for the year ending March 31, 1999, subject to ratification of such appointment by the stockholders.

     Representatives of KPMG LLP will be present at the meeting. They will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders present at the meeting.

     UNLESS MARKED TO THE CONTRARY, THE SHARES REPRESENTED BY THE ENCLOSED PROXY CARD WILL BE VOTED "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE INDEPENDENT AUDITORS OF BAYONNE.

     THE BAYONNE BOARD RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE INDEPENDENT AUDITORS OF BAYONNE.

                            ADDITIONAL INFORMATION

IF YOU WANT TO HAVE A STOCKHOLDER PROPOSAL INCLUDED IN BAYONNE'S PROXY STATEMENT RELATING TO THE 1999 ANNUAL STOCKHOLDERS' MEETING

     To be considered for inclusion in Bayonne's proxy statement and form of proxy relating to the 1999 Bayonne Meeting of Stockholders, which will be held if the merger is not completed, a stockholder proposal must be received by the Corporate Secretary of Bayonne by a reasonable time before the proxy solicitation for such annual meeting is made at the address set forth on the first page of this document. Any such proposal will be subject to 17 C.F.R. (S) 240.14a-8 of the Rules and Regulations under the Exchange Act.

NOTICE OF BUSINESS TO BE CONDUCTED AT A BAYONNE MEETING

     The bylaws of Bayonne set forth the procedures by which a stockholder may properly bring business before a meeting of stockholders. The bylaws of Bayonne provide an advance notice procedure for a stockholder to properly bring business before an annual meeting. The stockholder must give written advance notice to the Corporate Secretary of Bayonne not less than 90 days before the date originally fixed for such meeting. However, if less than 100 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, to be timely, notice must be received not later than the close of business on the tenth day following the date on which Bayonne's notice to stockholders of the annual meeting date was mailed or such public disclosure was made. The advance notice by stockholders must include the stockholder's name and address, as they appear on Bayonne's record of stockholders, a brief description of the proposed business, the reason for conducting such business at the annual meeting, the class and number of shares of Bayonne's capital stock that are considered to be owned by such stockholder and any material interest of such stockholder in the proposed business. In the case of nominations to the Bayonne board, certain information regarding the nominee must be provided. Nothing in this paragraph shall be deemed to require Bayonne to include in its proxy statement or the proxy relating to any annual meeting any stockholder proposal which does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

                                 LEGAL MATTERS

     The validity of the shares of Richmond County common stock which will be issued in the merger will be passed upon for Richmond County by Muldoon, Murphy & Faucette LLP, Washington, D.C. In addition, Muldoon, Murphy & Faucette LLP, Washington, D.C., will pass upon the tax-free nature of the merger for Richmond County and McCarter & English, LLP will pass on the tax-free nature of the merger for Bayonne.

                                    EXPERTS

     The consolidated financial statements of Richmond County and subsidiary as of June 30, 1998 and 1997, and for each of the years in the three-year period ended June 30, 1998, incorporated by reference in the 1998 Richmond County Form 10-K and incorporated by reference herein and in the registration statement of which this document is a part, have been so incorporated by reference in reliance upon the report of Ernst & Young LLP, independent public accountants, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Bayonne and subsidiaries as of March 31, 1998 and 1997, and for each of the years in the three-year period ended March 31, 1998 incorporated by reference in the 1998 Bayonne Form 10-K/A and incorporated by reference herein and in the registration statement of which this document is a part, have been so incorporated by reference in reliance upon the report of KPMG LLP, independent public accountants, incorporated by reference in the 1998 Bayonne Form 10-K, and any amendments to that document, and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS

     Any proposal of a stockholder intended to be presented at the 1999 Annual Meeting of Richmond County must be received by Richmond County Financial Corp. at 1214 Castleton Avenue, Staten Island, New York 10310 no later than May 24, 1999 to be eligible for inclusion in the proxy statement and form of proxy. Any such proposal shall be subject to 17 C.F.R. (S)240.14a-8 promulgated by the SEC under the Exchange Act.

                                                                         ANNEX A
================================================================================

                             AMENDED AND RESTATED

                          AGREEMENT AND PLAN OF MERGER



                AMENDED AND RESTATED AS OF OCTOBER 14, 1998



                                 BY AND BETWEEN



                        RICHMOND COUNTY FINANCIAL CORP.



                                      AND



                            BAYONNE BANCSHARES, INC.


================================================================================

                               TABLE OF CONTENTS

                                                                                                    PAGE NO.
Introductory Statement                                                                                 4

ARTICLE I
     THE MERGER ..................................................................................     5
     ----------
     Section 1.1.        Structure of the Merger .................................................     5
                         -----------------------
     Section 1.2.        Effect on Outstanding Shares of Bayonne Common Stock ....................     5
                         ----------------------------------------------------
     Section 1.3.        Exchange Procedures .....................................................     6
                         -------------------
     Section 1.4.        Stock Options ...........................................................     8
                         -------------
     Section 1.5.        Bank Merger .............................................................     9
                         -----------
     Section 1.6.        Directors of RCFC after Effective Time ..................................     9
                         --------------------------------------
     Section 1.7.        Alternative Structure ...................................................     9
                         ---------------------
     Section 1.8.        Certificate of Incorporation and Bylaws of the Surviving Corporation ....     9
                         --------------------------------------------------------------------

ARTICLE II
     REPRESENTATIONS AND WARRANTIES ..............................................................    10
     ------------------------------
     Section 2.1.        Disclosure Letters ......................................................    10
                         ------------------
     Section 2.2.        Standards ...............................................................    10
                         ---------
     Section 2.3.        Representations and Warranties of Bayonne ...............................    11
                         -----------------------------------------
     Section 2.4.        Representations and Warranties of RCFC ..................................    26
                         --------------------------------------

ARTICLE III
     CONDUCT PENDING THE MERGER ..................................................................    38
     --------------------------
     Section 3.1.        Conduct of Bayonne's Business Prior to the Effective Time ...............    38
                         ---------------------------------------------------------
     Section 3.2.        Forbearance by Bayonne ..................................................    39
                         ----------------------
     Section 3.3.        Conduct of RCFC's Business Prior to the Effective Time ..................    42
                         ------------------------------------------------------

ARTICLE IV
     COVENANTS ...................................................................................    42
     ---------
     Section 4.1.        Acquisition Proposals ...................................................    42
                         ---------------------
     Section 4.2.        Certain Policies of Bayonne .............................................    44
                         ---------------------------
     Section 4.3.        Access and Information ..................................................    44
                         ----------------------
     Section 4.4.        Certain Filings, Consents and Arrangements ..............................    45
                         ------------------------------------------
     Section 4.5.        Antitakeover Provisions .................................................    46
                         -----------------------
     Section 4.6.        Additional Agreements ...................................................    46
                         ---------------------
     Section 4.7.        Publicity ...............................................................    46
                         ---------
     Section 4.8.        Stockholders Meetings ...................................................    46
                         ---------------------
     Section 4.9.        Proxy Statements; Comfort Letters .......................................    47
                         ---------------------------------
     Section 4.10.       Registration of RCFC Common Stock .......................................    47
                         ---------------------------------
     Section 4.11.       Affiliate Letters .......................................................    48
                         -----------------
     Section 4.12.       Notification of Certain Matters .........................................    48
                         -------------------------------
     Section 4.13.       Employees, Directors and Officers .......................................    49
                         ---------------------------------
     Section 4.14.       Indemnification .........................................................    50
                         ---------------

                                                                                                    PAGE NO.
     Section 4.15.       Pooling and Tax-Free Reorganization Treatment ...........................    52
                         ---------------------------------------------
     Section 4.16.       Divisional Board ........................................................    52
                         ----------------

ARTICLE V
     CONDITIONS TO CONSUMMATION ..................................................................    53
     --------------------------
     Section 5.1.        Conditions to Each Party's Obligations ..................................    53
                         --------------------------------------
     Section 5.2.        Conditions to the Obligations of RCFC and RCFC Bank .....................    54
                         ---------------------------------------------------
     Section 5.3.        Conditions to the Obligations of Bayonne and First Savings ..............    56
                         ----------------------------------------------------------

ARTICLE VI
     TERMINATION .................................................................................    57
     -----------
     Section 6.1.        Termination .............................................................    57
                         -----------
     Section 6.2.        Effect of Termination ...................................................    61
                         ---------------------

ARTICLE VII
     CLOSING, EFFECTIVE DATE AND EFFECTIVE TIME ..................................................    61
     ------------------------------------------
     Section 7.1.        Effective Date and Effective Time .......................................    61
                         ---------------------------------
     Section 7.2.        Deliveries at the Closing ...............................................    61
                         -------------------------

ARTICLE VIII
     CERTAIN OTHER MATTERS .......................................................................    61
     ---------------------
     Section 8.1.        Certain Definitions; Interpretation .....................................    61
                         -----------------------------------
     Section 8.2.        Survival ................................................................    62
                         --------
     Section 8.3.        Waiver; Amendment .......................................................    62
                         -----------------
     Section 8.4.        Counterparts ............................................................    62
                         ------------
     Section 8.5.        Governing Law ...........................................................    62
                         -------------
     Section 8.6.        Expenses ................................................................    62
                         --------
     Section 8.7.        Notices .................................................................    63
                         -------
     Section 8.8.        Entire Agreement; etc ...................................................    64
                         ---------------------
     Section 8.9.        Assignment ..............................................................    64
                         ----------


                             AMENDED AND RESTATED
                             --------------------

                          AGREEMENT AND PLAN OF MERGER
                          ----------------------------


          This is an AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, amended and restated as of the 14th day of October, 1998 ("Agreement"), by and between Richmond County Financial Corp., a Delaware corporation ("RCFC"), and Bayonne Bancshares, Inc., a Delaware corporation ("Bayonne").

                             INTRODUCTORY STATEMENT

          The Board of Directors of each of RCFC and Bayonne (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of RCFC and Bayonne, respectively, and in the best long-term interests of their respective stockholders, (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with, and in furtherance of, its respective business strategies and
(iii) has approved, at meetings of each of such Boards of Directors, this Agreement.

          Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to RCFC's willingness to enter into this Agreement, RCFC and Bayonne have entered into a stock option agreement (the "Option Agreement"), pursuant to which Bayonne has granted to RCFC an option to purchase shares of Bayonne's common stock, par value $0.01 per share ("Bayonne Common Stock"), upon the terms and conditions therein contained; and Bayonne will use its best efforts to have certain executive officers and directors of Bayonne, within twenty-one days of the date of this Agreement, execute in favor of RCFC a Letter Agreement in the form annexed as Exhibit A.

          The parties hereto intend that the Merger as defined herein shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended ("Code"), for federal income tax purposes, and that the Merger shall be accounted for as a purchase business combination for accounting purposes.

          RCFC and Bayonne desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

          In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

                                   ARTICLE I
                                   THE MERGER
                                   ----------

          Section 1.1.   Structure of the Merger.  On the Effective Date (as
                         -----------------------
defined in Section 7.1), Bayonne will merge with and into RCFC ("Merger"), with RCFC being the surviving entity, pursuant to the provisions of, and with the effect provided in, the Delaware General Corporation Law ("DGCL"). Upon consummation of the Merger, the separate corporate existence of Bayonne shall cease. RCFC shall continue to be governed by the laws of the State of Delaware and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. From and after the Effective Time, RCFC shall possess all of the properties and rights and subject to all of the liabilities and obligations of Bayonne, all as more fully described in the DGCL.

          Section 1.2.   Effect on Outstanding Shares of Bayonne Common Stock.
                         ----------------------------------------------------

          (a) By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Bayonne Common Stock issued and outstanding at the Effective Time (as defined in Section 7.1), other than (i) shares the holder of which (the "Dissenting Shareholders") pursuant to any applicable law providing for dissenters' or appraisal rights is entitled to receive payment in accordance with the provisions of any such law, such holder to have only the rights provided in any such law (the "Dissenters' Shares"),
(ii) shares held directly or indirectly by RCFC (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted), (iii) shares held by Bayonne as treasury stock and (iv) unallocated shares held in the Amended and Restated Bayonne Bancshares, Inc. 1995 Recognition and Retention Plan ("Bayonne RRP") (such shares referred to in clauses (i), (ii), (iii) and
(iv) being referred to herein as the "Excluded Shares") shall become and be converted into the right to receive 1.05 shares of RCFC Common Stock (the "Exchange Ratio"); provided, however, that, notwithstanding any other provision hereof, no fraction of a share of RCFC Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, RCFC shall pay to each holder of Bayonne Common Stock who would otherwise be entitled to a fraction of a share of RCFC Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the RCFC Market Value (as defined herein) (collectively, the "Merger Consideration").

          (b) As used herein, "RCFC Market Value" shall be the average of the closing sales price on that day, as reported on the National Market System of The Nasdaq Stock Market, Inc. ("Nasdaq National Market"), for the 15 consecutive trading days immediately preceding the day on which the last of the required regulatory approvals, as contemplated by Section 5.1(b), is obtained (such date being referred to herein as the "Valuation Date").

          (c) If, between the date of this Agreement and the Effective Time, the outstanding shares of RCFC Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares (each, a "Stock Adjustment"), the Merger Consideration shall be adjusted correspondingly to the extent appropriate to reflect the Stock Adjustment.

          (d) As of the Effective Time, each Excluded Share, other than Dissenters' Shares, shall be cancelled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of RCFC Common Stock and RCFC Preferred Stock (as defined in Section 2.4(b)) that are held by Bayonne, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall become treasury stock of RCFC.

          Section 1.3.   Exchange Procedures.
                         -------------------

          (a) Appropriate transmittal materials ("Letter of Transmittal") shall be mailed as soon as reasonably practicable after the Effective Time, and in no event later than 5 business days thereafter, to each holder of record of Bayonne Common Stock as of the Effective Time. A Letter of Transmittal will be deemed properly completed only if accompanied by certificates representing all shares of Bayonne Common Stock to be converted thereby.

          (b) At and after the Effective Time, each certificate ("Bayonne Certificate") previously representing shares of Bayonne Common Stock (except as specifically set forth in Section 1.2) shall represent only the right to receive the Merger Consideration.

          (c) Prior to the Effective Time, RCFC shall deposit, or shall cause to be deposited, with such bank or trust company that is selected by RCFC and is reasonably acceptable to Bayonne to act as exchange agent ("Exchange Agent"), for the benefit of the holders of shares of Bayonne Common Stock, for exchange in accordance with this Section 1.3, an estimated amount of cash sufficient to pay the aggregate amount of cash in lieu of fractional shares to be paid pursuant to Section 1.2, and RCFC shall reserve for issuance with its Transfer Agent and Registrar a sufficient number of shares of RCFC Common Stock to provide for payment of the Merger Consideration. On the Closing Date, RCFC shall have granted the Exchange Agent the requisite power and authority to effect for and on behalf of RCFC the issuance of the number of shares of RCFC Common Stock issuable in the share exchange.

          (d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Bayonne Certificates shall pass, only upon delivery of the Bayonne Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as RCFC may reasonably determine and
(iii) include instructions for use in effecting the surrender of the Bayonne Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Bayonne Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Bayonne Certificates shall be entitled to receive in exchange therefor (m) a certificate representing that number of whole shares of RCFC Common Stock that such holder has the right to receive pursuant to Section 1.2 and (n) a check in the amount equal to the cash in lieu of fractional shares, if any, that such holder has the right to receive pursuant to Section 1.2 and any dividends or other distributions to which such holder is entitled pursuant to this Section
1.3. Bayonne Certificates so surrendered shall forthwith be cancelled. As soon as practicable, but no later than 10 business days following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute RCFC Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of RCFC Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of Bayonne Common Stock not registered in the transfer records of Bayonne, the Merger Consideration shall be issued to the transferee thereof if the Bayonne Certificates representing such Bayonne Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of RCFC and the Exchange Agent, (x) to evidence and effect such transfer and (y) to evidence that any applicable stock transfer taxes have been paid.

          (e) No dividends or other distributions declared or made after the Effective Time with respect to RCFC Common Stock shall be remitted to any person entitled to receive shares of RCFC Common Stock hereunder until such person surrenders his or her Bayonne Certificates in accordance with this Section 1.3. Upon the surrender of such person's Bayonne Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of RCFC Common Stock represented by such person's Bayonne Certificates.

          (f) From and after the Effective Time there shall be no transfers on the stock transfer records of Bayonne of any shares of Bayonne Common Stock.
If, after the Effective Time, Bayonne Certificates are presented to RCFC, they shall be cancelled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 1.3.

          (g) Any portion of the aggregate amount of cash to be paid in lieu of fractional shares pursuant to Section 1.2, any dividends or other distributions to be paid pursuant to this Section 1.3 or any proceeds from any investments thereof that remains unclaimed by the stockholders of Bayonne for 6 months after the Effective Time shall be repaid by the Exchange Agent to RCFC upon the written request of RCFC. After such request is made, any stockholders of Bayonne who have not theretofore complied with this Section 1.3 shall look only to RCFC for the Merger Consideration deliverable in respect of each share of Bayonne Common Stock such stockholder holds, as determined pursuant to Section 1.2 of this Agreement, without any interest thereon. If outstanding Bayonne Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of RCFC (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of Bayonne Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (h) RCFC and the Exchange Agent shall be entitled to rely upon Bayonne's stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Bayonne Certificate, RCFC and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

          (i) If any Bayonne Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Bayonne Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Bayonne Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Bayonne Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 1.2.

          Section 1.4.   Stock Options.
                         -------------

          (a) At the Effective Time, by virtue of the Merger, and without any action on the part of any holder of an option, each option to acquire shares of Bayonne Common Stock granted pursuant to either the 1995 Stock Option Plan or the 1998 Stock-Based Incentive Plan (a "Bayonne Option") that is then outstanding and unexercised shall be converted into and become an option to acquire RCFC Common Stock on the same terms and conditions as are in effect with respect to the Bayonne Option immediately prior to the Effective Time, except that (i) the number of shares of RCFC Common Stock subject to such Bayonne Option shall be equal to the number of shares of Bayonne Common Stock subject to such Bayonne Option immediately prior to the Effective Time multiplied by the Exchange Ratio, the product being rounded, if necessary, up or down to the nearest whole share, and (ii) the per share exercise price of the option shall be adjusted by dividing the per share exercise price of the Bayonne Option by the Exchange Ratio, and rounding up to the nearest cent. It is intended that the foregoing assumption shall be effected in a manner which is consistent with the requirements of Section 424 of the Internal Revenue Code of 1986, as amended, as to any Bayonne Option that is an incentive stock option.

          Section 1.5.   Bank Merger.  Concurrently with or as soon as
                         -----------
practicable after the execution and delivery of this Agreement, Richmond County Savings Bank ("RCFC Bank"), a wholly-owned subsidiary of RCFC, and First Savings Bank of New Jersey, SLA ("First Savings"), a wholly-owned subsidiary of Bayonne, shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit B, pursuant to which the Bank Merger will be effected. The parties hereto intend that the Bank Merger shall become effective on the Effective Date. The Plan of Bank Merger shall provide that the directors of RCFC Bank as the surviving entity of the Bank Merger shall be all of the directors of RCFC Bank serving immediately prior to the Bank Merger.

          Section 1.6.   Directors of RCFC after Effective Time.  At the
                         --------------------------------------
Effective Time, the directors of RCFC shall consist of (a) the directors of RCFC serving immediately prior to the Effective Time and (b) one additional person who shall become a director of RCFC in accordance with Section 4.13. Other than as provided in Section 4.13, no director of Bayonne shall become a director of RCFC.

          Section 1.7.   Alternative Structure.  Notwithstanding anything to the
                         ---------------------
contrary contained in this Agreement, prior to the Effective Time, RCFC may specify that the structure of the transactions contemplated hereby be revised and the parties shall enter into such alternative transactions as RCFC may determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) adversely affect the tax effects or alter or change the amount or kind of the Merger Consideration or the treatment of Bayonne Options or the economic benefits of the transactions contemplated hereby to the holders of Bayonne Common Stock, (ii) diminish the benefits to be received by the directors, officers or employees of Bayonne or First Savings as set forth in or as contemplated by this Agreement, and (iii) materially impede or delay the receipt of any approval referred to in this Agreement (as defined in Section 7.1). This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

          Section 1.8.   Certificate of Incorporation and Bylaws of the
                         ----------------------------------------------
Surviving Corporation.  The Certificate of Incorporation and Bylaws of RCFC in
---------------------
effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the surviving corporation.


                                   ARTICLE II
                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

          Section 2.1.   Disclosure Letters.  On or prior to the execution and
                         ------------------
delivery of this Agreement, Bayonne and RCFC each shall have delivered to the other a letter (each, its "Disclosure Letter") setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate in relation to any or all of their respective representations and warranties (and making specific reference to the Section of this Agreement to which they relate), other than Section 2.3(g) and Section 2.4(g); provided, that
(a) no such fact, circumstance or event is required to be set forth in the Disclosure Letter as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standards established by Section 2.2 and (b) the mere inclusion of a fact, circumstance or event in a Disclosure Letter shall not be deemed an admission by a party that such item represents a material exception or that such item is reasonably likely to result in a Material Adverse Effect (as defined in Section 2.2(b)).

          Section 2.2.   Standards.
                         ---------

          (a) No representation or warranty of Bayonne or RCFC contained in Sections 2.3 or 2.4, respectively, shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, on account of the existence of any fact, circumstance or event unless, as a direct or indirect consequence of such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Sections 2.3 or 2.4, as applicable, there is reasonably likely to exist a Material Adverse Effect. Bayonne's representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached as a result of effects arising solely from actions taken in connection with this Agreement or in compliance with a written request of RCFC.

          (b) As used in this Agreement, the term "Material Adverse Effect" means either (i) an effect which is material and adverse to the business, financial condition or results of operations of Bayonne or RCFC, as the context may dictate, and its Subsidiaries (as defined herein) taken as a whole; provided, however, that any such effect resulting from any (A) changes in laws, rules or regulations or generally accepted accounting principles or regulatory accounting requirements or interpretations thereof that apply to both RCFC and RCFC Bank and Bayonne and First Savings, as the case may be, or to similarly situated financial and/or depository institutions or (B) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates shall not be considered in determining if a Material Adverse Effect has occurred; or (ii) the failure of (x) a representation or warranty contained in Section 2.3(a)(i) and
(iv), Section 2.3(c), Section 2.3(g)(iii), Sections 2.4(a)(i) and (iv), Section 2.4(c), Section 2.4(g)(iii) or Section 2.4(l) to be true and correct in all material respects or (y) a representation or warranty contained in the last sentence of each of Section 2.3(e) or Section 2.4(e), the second sentence of each of Section 2.3(f)(i) or Section 2.4(f)(i) and the first two sentences of each of Section 2.3(aa) or Section 2.4(x) to be true and correct in all material respects.

          (c) For purposes of this Agreement, "knowledge" shall mean, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party or any officer of that party with the title ranking not less than senior vice president.

          Section 2.3.   Representations and Warranties of Bayonne.  Subject to
                         -----------------------------------------
Sections 2.1 and 2.2, Bayonne represents and warrants to RCFC that, except as disclosed in Bayonne's Disclosure Letter:

          (a)  Organization.  (i)   Bayonne is a corporation duly organized,
               ------------
validly existing and in good standing under the laws of the State of Delaware and is duly registered as a savings and loan holding company under the Home Owners' Loan Act, as amended ("HOLA") . First Savings is a stock savings association duly organized, validly existing and in good standing under the laws of the State of New Jersey. Each Subsidiary (as defined below) of First Savings is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of Bayonne and its Subsidiaries has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. As used in this Agreement, unless the context requires otherwise, the term "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes or which is controlled, directly or indirectly, by such party.

               (ii) Each of Bayonne and its Subsidiaries has the requisite corporate power and authority, and is duly qualified and is in good standing, to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

               (iii) Bayonne's Disclosure Letter sets forth all of Bayonne's Subsidiaries and all entities (whether corporations, partnerships or similar organizations), including the corresponding percentage ownership, in which Bayonne owns, directly or indirectly, 5% or more of the ownership interests as of the date of this Agreement and indicates for each of Bayonne's Subsidiaries, as of such date, its jurisdiction of organization and the jurisdiction(s) wherein it is qualified to do business. All such Subsidiaries and ownership interests are in compliance with all applicable laws, rules and regulations relating to direct investments in equity ownership interests. Bayonne owns, either directly or indirectly, all of the outstanding capital stock of each of its Subsidiaries. No Subsidiary of Bayonne other than First Savings is an "insured depository institution" as defined in the Federal Deposit Insurance Act, as amended ("FDIA"), and the applicable regulations thereunder. All of the shares of capital stock of each of the Subsidiaries held by Bayonne or any of its other Subsidiaries are fully paid, nonassessable and not subject to any preemptive rights and are owned by Bayonne or a Subsidiary of Bayonne free and clear of any claims, liens, encumbrances or restrictions (other than those imposed by applicable federal and state securities laws), and there are no agreements or understandings with respect to the voting or disposition of any such shares.

               (iv) The deposits of First Savings are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC") to the extent provided in the FDIA.

          (b)  Capital Structure.   (i)  The authorized capital stock of Bayonne
               -----------------
consists of 22,000,000 shares of Bayonne Common Stock and 2,000,000 shares of preferred stock, par value $.01 per share ("Bayonne Preferred Stock"). As of the date of this Agreement:

(A) 9,094,495 shares of Bayonne Common Stock were issued and outstanding, (B) no shares of Bayonne Preferred Stock were issued and outstanding, (C) no shares of Bayonne Common Stock were reserved for issuance, except that 945,085 shares of Bayonne Common Stock were reserved for issuance pursuant to the Bayonne Option Plans, (D) no shares of Bayonne Preferred Stock were reserved for issuance and
(E) 194,768 shares of Bayonne Common Stock were held by Bayonne in its treasury or by its Subsidiaries. The authorized capital stock of First Savings consists of 20,000,000 shares of common stock, par value $.10 per share, and 10,000,000 shares of preferred stock, par value $.10 per share. As of the date of this Agreement, 1,000 shares of such common stock were outstanding, no shares of such preferred stock were outstanding and all outstanding shares of such common stock were, and as of the Effective Time will be, owned by Bayonne. All outstanding shares of capital stock of Bayonne and First Savings are duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights and, with respect to shares held by Bayonne in its treasury or by its Subsidiaries, are free and clear of all liens, claims, encumbrances or restrictions (other than those imposed by applicable federal and state securities laws) and there are no agreements or understandings with respect to the voting or disposition of any such shares. Bayonne's Disclosure Letter sets forth a complete and accurate list of all options to purchase Bayonne Common Stock that have been granted pursuant to the Bayonne Option Plans and all restricted stock grants under the Bayonne RRP, including the dates of grant, exercise prices, dates of vesting, dates of termination and shares subject to each grant.

               (ii) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote ("Voting Debt") of Bayonne are issued or outstanding.

               (iii) As of the date of this Agreement, except for this Agreement, the Option Agreement and the Bayonne Option Plans, neither Bayonne nor any of its Subsidiaries has or is bound by any outstanding options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating Bayonne or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of Bayonne or any of its Subsidiaries or obligating Bayonne or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of Bayonne or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Bayonne or any of its Subsidiaries.

          (c)  Authority.  Each of Bayonne and First Savings has all requisite
               ---------
corporate power and authority to enter into this Agreement and the Plan of Bank Merger, respectively, and, subject to approval of this Agreement by the requisite vote of Bayonne's stockholders and receipt of all required regulatory or governmental approvals, as contemplated by Section 5.1(b) of this Agreement, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Bank Plan of Merger, and, subject to the approval of this Agreement by Bayonne's stockholders, the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate actions on the part of Bayonne and First Savings. This Agreement has been duly executed and delivered by Bayonne and constitutes a valid and binding obligation of Bayonne, enforceable in accordance with its terms subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

          (d)  Stockholder Approval; Fairness Opinion.  The affirmative vote
               --------------------------------------
of a majority of the outstanding shares of Bayonne Common Stock entitled to vote on this Agreement is the only vote of the stockholders of Bayonne required for approval of this Agreement and the consummation of the Merger and the related transactions contemplated hereby. Bayonne has received the written opinion of Sandler O'Neill & Partners, L.P. to the effect that, as of the date hereof, the Exchange Ratio to be received by Bayonne's stockholders is fair, from a financial point of view, to such stockholders.

          (e)  No Violations.  The execution, delivery and performance of this
               -------------
Agreement and Option Agreement by Bayonne do not, and the consummation of the transactions contemplated hereby will not, constitute (i) assuming receipt of all Requisite Regulatory Approvals (as defined below) and requisite stockholder approvals, a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Bayonne or any of its Subsidiaries, or to which Bayonne or any of its Subsidiaries (or any of their respective properties) is subject, (ii) a breach or violation of, or a default under, the certificate of incorporation or bylaws of Bayonne or the similar organizational documents of any of its Subsidiaries or (iii) a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of Bayonne or any of its Subsidiaries, under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Bayonne or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject; and the consummation by Bayonne and First Savings of the transactions (including the Bank Merger) contemplated hereby (exclusive of the effect of any changes effected pursuant to Section 1.7) will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, indenture or instrument, other than (x) the approval of the holders of a majority of the outstanding shares of Bayonne Common Stock entitled to vote, (y) the approval of the Office of Thrift Supervision ("OTS") under HOLA, and (z) the approval of the New Jersey Department of Banking (the "NJBD") and the approval of the appropriate regulatory authority under Section 18(c) of the FDIA. As of the date hereof, the executive officers of Bayonne know of no reason pertaining to Bayonne why any of the approvals referred to in this Section 2.3(e) should not be obtained without the imposition of any material condition or restriction described in the proviso to Section 5.1(b).

          (f)  Reports.  (i)  As of their respective dates, none of the reports
               -------
or other statements filed by Bayonne or First Savings on or subsequent to March 31, 1998 with the FDIC or the Securities and Exchange Commission ("SEC") (collectively, "Bayonne's Reports"), contained, or will contain, any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements of Bayonne included in Bayonne's Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP")(except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, as permitted by the SEC). Each of the consolidated statements of condition contained or incorporated by reference in Bayonne's Reports (including in each case any related notes and schedules) and each of the consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in stockholders' equity, contained or incorporated by reference in Bayonne's Reports (including in each case any related notes and schedules) fairly presented, or will fairly present, as the case may be (A) the financial position of the entity or entities to which it relates as of its date, and (B) the results of operations, stockholders' equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with GAAP, except as may be noted therein. Bayonne has made available to RCFC a true and complete copy of each of Bayonne's Reports filed with the SEC since March 31, 1998.

               (ii) Bayonne and each of its Subsidiaries have each timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since March 31, 1995 with (A) the NJBD, (B) the FDIC, (C) the OTS, (D) the National Association of Securities Dealers, Inc. ("NASD"), (E) the SEC and (F) any other self-regulatory organization ("SRO"), and, to Bayonne's knowledge, have paid all fees and assessments due and payable in connection therewith.

          (g)  Absence of Certain Changes or Events.  Except as disclosed in
               ------------------------------------
Bayonne's Reports filed on or prior to the date of this Agreement, since March 31, 1998, (i) Bayonne and its Subsidiaries have not incurred any liability, except in the ordinary course of their business consistent with past practice,
(ii) Bayonne and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses and (iii) there has not been any Material Adverse Effect with respect to Bayonne.

          (h)  Absence of Claims.  Except as set forth in Bayonne's Disclosure
               -----------------
Letter, no litigation, proceeding, controversy, claim or action before any court or governmental agency is pending against Bayonne or any of its Subsidiaries and, to the best of Bayonne's knowledge, no such litigation, proceeding, controversy, claim or action has been threatened.

          (i)  Absence of Regulatory Actions.  Neither Bayonne nor any of its
               -----------------------------
Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or is subject to any action, proceeding, order or directive by, or is a recipient of any extraordinary supervisory letter from any federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank and/or savings and loan deposits ("Government Regulators"), or has adopted any board resolutions at the request of any Government Regulator, nor has it been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

          (j)  Taxes.  All federal, state, local and foreign tax returns
               -----
required to be filed by or on behalf of Bayonne or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All taxes shown on such returns, all taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by Bayonne or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on Bayonne's balance sheet (in accordance with GAAP). For purposes of this Section 2.3(j), the term "taxes" shall include all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes. As of the date of this Agreement, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of Bayonne or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where Bayonne or any of its Subsidiaries do not file tax returns that Bayonne or any such Subsidiary is subject to taxation in that jurisdiction. All taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Bayonne or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on Bayonne's balance sheet (in accordance with GAAP). Bayonne and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Bayonne and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Bayonne and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. Neither Bayonne nor any of its Subsidiaries (i) has made an election under
Section 341(f) of the Code, (ii) has issued or assumed any obligation under
Section 279 of the Code, any high yield discount obligation as described in
Section 163(i) of the Code or any registration-required obligation within the meaning of Section 163(f)(2) of the Code that is not in registered form or (iii) is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

          (k)  Agreements.  (i)  Except for the Option Agreement and
               ----------
arrangements made in the ordinary course of business, and except as set forth in Bayonne's Disclosure Letter, Bayonne and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K) to be performed after the date hereof that has not been filed with or incorporated by reference in Bayonne's Report. Except as disclosed in Bayonne's Disclosure Letter, neither Bayonne nor any of its Subsidiaries is a party to an oral or written (A) consulting agreement (other than data processing, software programming and licensing contracts entered into in the ordinary course of business) not terminable on 60 days' or less notice, (B) agreement with any executive officer or other key employee of Bayonne or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Bayonne or any of its Subsidiaries of the nature contemplated by this Agreement or the Option Agreement, (C) agreement with respect to any employee or director of Bayonne or any of its Subsidiaries providing any term of employment or compensation guarantee extending for a period longer than 60 days or for the payment of in excess of $30,000 per annum, (D) agreement or plan, including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Option Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Option Agreement or (E) agreement containing covenants that limit the ability of Bayonne or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, Bayonne (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency).

               (ii) Neither Bayonne nor any of its Subsidiaries is in default under or in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject.

               (iii) Bayonne and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in its businesses, and neither Bayonne nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Each of Bayonne and its Subsidiaries has performed all the obligations required to be performed by it and are not in default under any contact, agreement, arrangement or commitment relating to any of the foregoing.

          (l)  Labor Matters.  Neither Bayonne nor any of its Subsidiaries is or
               -------------
has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Bayonne or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike, other labor dispute or organizational effort involving Bayonne or any of its Subsidiaries pending or, to Bayonne's knowledge, threatened. Bayonne and its Subsidiaries are in compliance with applicable laws regarding employment of employees and retention of independent contractors and are in compliance with applicable employment tax laws.

          (m)  Employee Benefit Plans.  Bayonne's Disclosure Letter contains a
               ----------------------
complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of Bayonne or any of its Subsidiaries (hereinafter collectively referred to as the "Bayonne Employee Plans"). All of the Bayonne Employee Plans comply in all material respects with all applicable requirements of ERISA, the Code and other applicable laws; there has occurred no "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) which is likely to result in the imposition of any penalties or taxes under Section 502(i) of ERISA or Section 4975 of the Code upon Bayonne or any of its Subsidiaries. Neither Bayonne nor any of its Subsidiaries has provided, or is required to provide, security to any Bayonne Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code. Neither Bayonne, its Subsidiaries, nor any ERISA Affiliate has contributed to any "multiemployer plan," as defined in Section 3(37) of ERISA, on or after September 26, 1980. Each Bayonne Employee Plan that is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and which is intended to be qualified under
Section 401(a) of the Code (a "Bayonne Qualified Plan") has received a favorable determination letter from the Internal Revenue Service ("IRS"), and Bayonne and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no pending or, to Bayonne's knowledge, threatened litigation, administrative action or proceeding relating to any Bayonne Employee Plan. There has been no announcement or commitment by Bayonne or any of its Subsidiaries to create an additional Bayonne Employee Plan, or to amend any Bayonne Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such Bayonne Employee Plan; and, except as specifically identified in Bayonne's Disclosure Letter, Bayonne and its Subsidiaries do not have any obligations for post-retirement or post-employment benefits under any Bayonne Employee Plan that cannot be amended or terminated upon 60 days' notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state laws, the cost of which is borne by the insured individuals. With respect to Bayonne or any of its Subsidiaries, for the Employee Plans listed in Bayonne's Disclosure Letter, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any payment or series of payments by Bayonne or any of its Subsidiaries to any person which is an "excess parachute payment" (as defined in Section 280G of the Code), increase or secure (by way of a trust or other vehicle) any benefits payable under any Bayonne Employee Plan or accelerate the time of payment or vesting of any such benefit. With respect to each Bayonne Employee Plan, Bayonne has supplied to RCFC a true and correct copy of (A) the annual report on the applicable form of the Form 5500 series filed with the IRS for the most recent three plan years, if required to be filed, (B) such Bayonne Employee Plan, including amendments thereto, (C) each trust agreement, insurance contract or other funding arrangement relating to such Bayonne Employee Plan, including amendments thereto, (D) the most recent summary plan description and summary of material modifications thereto for such Bayonne Employee Plan, if the Bayonne Employee Plan is subject to Title I of ERISA, and (E) the most recent determination letter issued by the IRS if such Employee Plan is a Qualified Plan.

          (n)  Title to Assets.  Bayonne and each of its Subsidiaries has good
               ---------------
and marketable title to its properties and assets (including any intellectual property asset such as any trademark, service mark, tradename or copyright) and property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer, other than property as to which it is lessee, in which case the related lease is valid and in full force and effect. Each lease pursuant to which Bayonne or any of its Subsidiaries is lessor is valid and in full force and effect and no lessee under any such lease is in default or in violation of any provisions of any such lease. All material tangible properties of Bayonne and each of its Subsidiaries are in a good state of maintenance and repair, conform with all applicable ordinances, regulations and zoning laws and are considered by Bayonne to be adequate for the current business of Bayonne and its Subsidiaries.

          (o)  Compliance with Laws.  Bayonne and each of its Subsidiaries has
               --------------------
all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of Bayonne, no suspension or cancellation of any of them is threatened. Since the date of its incorporation, the corporate affairs of Bayonne have not been conducted in violation of any law, ordinance, regulation, order, writ, rule, decree or approval of any federal or state regulatory authority having jurisdiction over insured depositary institutions or their holding companies, the SEC, the NASD or any other SRO (each, a "Governmental Entity"). The businesses of Bayonne and its Subsidiaries are not being conducted in violation of any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity.

          (p)  Fees.  Other than financial advisory services performed for
               ----
Bayonne by Sandler O'Neill & Partners, L.P., neither Bayonne nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Bayonne or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

          (q)  Environmental Matters.  (i)  With respect to Bayonne and each
               ---------------------
of its Subsidiaries:

               (A) Each of Bayonne and its Subsidiaries, the Participation Facilities (as defined herein), and, to Bayonne's knowledge, the Loan Properties (as defined herein) are, and have been, in substantial compliance with, and are not liable under, all Environmental Laws (as defined herein);

               (B) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to Bayonne's knowledge, threatened, before any court, governmental agency or board or other forum against it or any of its Subsidiaries or any Participation Facility (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (as defined herein) into the environment of any Hazardous Material (as defined herein), whether or not occurring at or on a site owned, leased or operated by it or any of its Subsidiaries or any Participation Facility;

               (C) To Bayonne's knowledge, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or Bayonne or any of its Subsidiaries in respect of such Loan Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by a Loan Property;

               (D) To Bayonne's knowledge, the properties currently owned or operated by Bayonne or any of its Subsidiaries (including, without limitation, soil, groundwater or surface water on, under or adjacent to the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Hazardous Material other than as permitted under applicable Environmental Law;

               (E) Neither Bayonne nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

               (F) To Bayonne's knowledge, there are no underground storage tanks on, in or under any properties owned or operated by Bayonne or any of its Subsidiaries or any Participation Facility and no underground storage tanks have been closed or removed from any properties owned or operated by Bayonne or any of its Subsidiaries or any Participation Facility; and

               (G) To Bayonne's knowledge, during the period of (l) Bayonne's or any of its Subsidiaries' ownership or operation of any of their respective current properties or (m) Bayonne's or any of its Subsidiaries' participation in the management of any Participation Facility, there has been no contamination by or release of Hazardous Materials in, on, under or affecting such properties. To Bayonne's knowledge, prior to the period of (x) Bayonne's or any of its Subsidiaries' ownership or operation of any of their respective current properties or (y) Bayonne's or any of its Subsidiaries' participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

               (ii)  The following definitions apply for purposes of this
Section 2.3(r) and Section 2.4(r): (w) "Loan Property" means any property in which the applicable party (or a Subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property; (x) "Participation Facility" means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property; (y) "Environmental Law" means (i) any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, directive, executive or administrative order, judgment, decree, injunction, legal requirement or agreement with any governmental entity relating to (A) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, structures, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (B) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes all federal, state and local laws, rules, regulations or requirements relating to the protection of the environment or health and safety, including, without limitation, (i) the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including, but not limited to, the Hazardous and Solid Waste Amendments thereto and Subtitle I relating to underground storage tanks), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called "Superfund" or "Superlien" law, each as amended and as now or hereafter in effect, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material; and (z) "Hazardous Material" means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

          (r)  Loan Portfolio; Allowance; Asset Quality.  (i)  With respect to
               ----------------------------------------
each loan owned by Bayonne or its Subsidiaries in whole or in part (each, a "Loan"), to Bayonne's knowledge:

               (A) the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

               (B) neither Bayonne nor any of its Subsidiaries, nor any prior holder of a Loan, has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

               (C) Bayonne or a Subsidiary is the sole holder of legal and beneficial title to each Loan (or Bayonne's applicable participation interest, as applicable), except as otherwise referenced on the books and records of Bayonne;

               (D) the note and the related security documents, copies of which are included in the Loan files, are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file;

               (E) there is no pending or threatened condemnation proceeding or similar proceeding affecting the property that serves as security for a Loan, except as otherwise referenced on the books and records of Bayonne;

               (F) there is no litigation or proceeding pending or threatened relating to the property that serves as security for a Loan that would have a Material Adverse Effect upon the related Loan; and

               (G) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable.

               (ii) The allowance for possible losses reflected in Bayonne's audited statement of condition at March 31, 1998 was, and the allowance for possible losses shown on the balance sheets in Bayonne's Reports for periods ending after December 31, 1997 will, in the opinion of management, be adequate, as of the dates thereof, under generally accepted accounting principles applicable to stock savings associations consistently applied.

               (iii) Bayonne's Disclosure Letter sets forth by category the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of Bayonne and its Subsidiaries that have been classified (whether regulatory or internal) as "Special Mention," "Substandard," "Doubtful," "Loss" or words of similar import, and Bayonne and its Subsidiaries shall promptly after the end of any month inform RCFC of any such classification arrived at any time after the date hereof. The other real estate owned ("OREO") or words of similar import included in any non-performing assets of Bayonne or any of its Subsidiaries is carried net of reserves at the lower of cost or fair value, less estimated selling costs, based on current independent appraisals or evaluations or current management appraisals or evaluations; provided, however, that "current" shall mean within the past 12 months.

          (s)  Deposits.   None of the deposits of Bayonne or any of its
               --------
Subsidiaries is a "brokered" deposit, except as disclosed in Bayonne's Disclosure Letter.

          (t)  [RESERVED]

          (u)  Antitakeover Provisions Inapplicable.   Bayonne and its
               ------------------------------------
Subsidiaries have taken all actions required to exempt Bayonne, the Agreement, the Merger and the Option Agreement from any provisions of an antitakeover nature in their organization certificates and bylaws, and the provisions of any federal or state "antitakeover," "fair price," "moratorium," "control share acquisition" or similar laws or regulations.

          (v)  Material Interests of Certain Persons.   Except as disclosed in
               -------------------------------------
Bayonne's Disclosure Letter, no officer or director of Bayonne, or any "associate" (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended ("Exchange Act")) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Bayonne or any of its Subsidiaries. No such interest has been created or modified since the date of completion of the last regulatory examination of Bayonne or its Subsidiaries.

          (w)  Insurance.  In the opinion of management, Bayonne and its
               ---------
Subsidiaries are presently insured, and since December 31, 1995, have been insured, for amounts deemed reasonable by management with, to Bayonne's knowledge, financially sound insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by Bayonne and its Subsidiaries are in full force and effect, Bayonne and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

          (x)  Investment Securities; Borrowings.  (i)  Except for investments
               ---------------------------------
in Federal Home Loan Bank ("FHLB") Stock, pledges to secure FHLB borrowings, and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and entered into in the ordinary course of business and restrictions that exist for securities to be classified as "held to maturity," none of the investments reflected in the consolidated balance sheet of Bayonne for the year ended March 31, 1998, and none of the investment securities held by it or any of its Subsidiaries since March 31, 1998, is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

               (ii) Except as set forth in Bayonne's Disclosure Letter, Bayonne nor any Subsidiary is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) (each, a "Derivatives Contract") or owns securities that (A) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

               (iii) Set forth in Bayonne's Disclosure Letter is a true and complete list of Bayonne's borrowed funds (excluding deposit accounts) as of the date hereof.

          (y)  Indemnification.  Except as provided in Bayonne's Employment
               ---------------
Agreements or the organization certificate or bylaws of Bayonne and its Subsidiaries, neither Bayonne nor any Subsidiary is a party to any indemnification agreement with any of its present or future directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of Bayonne (a "Covered Person"), and, to the best knowledge of Bayonne, there are no claims for which any Covered Person would be entitled to indemnification under the organization certificate or bylaws of Bayonne or any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

          (z)  Books and Records.  The books and records of Bayonne and its
               -----------------
Subsidiaries on a consolidated basis have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect in all material respects the substance of events and transactions that should be included therein.

          (aa) Corporate Documents.  Bayonne has delivered to RCFC true and
               -------------------
complete copies of its certificate of incorporation and bylaws and of First Savings's organization certificate and bylaws. The minute books of Bayonne and First Savings constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders. The minute books of each of Bayonne's Subsidiaries constitutes a complete and correct record of all actions taken by the respective boards of directors (and each committee thereof) and the stockholders of each such Subsidiary.

          (bb) Tax Treatment of the Merger.  As of the date hereof, Bayonne has
               ---------------------------
no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a tax-free reorganization under the Code.

          (cc) Beneficial Ownership of RCFC Common Stock.  As of the date
               -----------------------------------------
hereof, Bayonne beneficially owns no shares of RCFC Common Stock and does not have any option, warrant or right of any kind to acquire the beneficial ownership of any shares of RCFC Common Stock.

          (dd) Year 2000 Matters.  Bayonne has completed a review of its
               -----------------
computer systems to identify systems that could be affected by the "Year 2000" issue and reasonably believes it has identified all such Year 2000 problems. Bayonne's management has developed and commenced implementation of a plan which is designed to complete any required initial changes to its computer systems and to complete testing of those changes by December 31, 1998. Between the date of this Agreement and the Effective Time, Bayonne shall use commercially practicable efforts to implement and/or continue to undertake such plan. Year 2000 issues have not had, and are not reasonably expected to have, a Material Adverse Effect on Bayonne and its Subsidiaries, taken as a whole.

          (ee) Registration Statement.  The information regarding Bayonne to be
               ----------------------
supplied by Bayonne for inclusion in (i) the Registration Statement on Form S-4 and/or such other form(s) as may be appropriate to be filed under the Securities Act of 1933, as amended ("Securities Act"), with the SEC by RCFC for the purpose of, among other things, registering the RCFC Common Stock to be issued to Bayonne's stockholders in the Merger (as amended or supplemented from time to time, the "Registration Statement"), or (ii) the proxy statement to be filed with the SEC by RCFC and Bayonne under the Exchange Act and distributed in connection with Bayonne's meeting of stockholders and RCFC's meeting of stockholders to vote upon this Agreement (as amended or supplemented from time to time, the "Proxy Statement," and together with the prospectus included in the Registration Statement, as amended or supplemented from time to time, the "Proxy Statement-Prospectus") will not, at the time such Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (ff) Community Reinvestment Act ("CRA") Compliance.  First Savings is
               ---------------------------------------------
in material compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and First Savings currently has a CRA rating of satisfactory or better. To Bayonne's knowledge, there is no fact or circumstance or set of facts or circumstances that would cause First Savings to fail to comply with such provisions or cause the CRA rating of First Savings to fall below satisfactory.

          Section 2.4.   Representations and Warranties of RCFC.  Subject to
                         --------------------------------------
Sections 2.1 and 2.2, RCFC represents and warrants to Bayonne that, except as specifically disclosed in RCFC's Disclosure Letter:

          (a)  Organization.  (i)   RCFC is a corporation duly organized,
               ------------
validly existing and in good standing under the laws of the State of Delaware and is duly registered as a savings and loan holding company under HOLA. RCFC Bank is a stock savings bank duly organized, validly existing and in good standing under the laws of the State of New York. Each Subsidiary of RCFC Bank is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of RCFC and its Subsidiaries has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

               (ii) RCFC and each of its Subsidiaries has the requisite corporate power and authority, and is duly qualified and is in good standing, to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

               (iii) RCFC's Disclosure Letter sets forth all of RCFC's Subsidiaries and all entities (whether corporations, partnerships or similar organizations), including the corresponding percentage ownership, in which RCFC owns, directly or indirectly, 5% or more of the ownership interests as of the date of this Agreement and indicates for each of RCFC's Subsidiaries, as of such date, its jurisdiction of organization and the jurisdiction(s) wherein it is qualified to do business. All such Subsidiaries and ownership interests are in compliance with all applicable laws, rules and regulations relating to direct investments in equity ownership interests. RCFC owns, either directly or indirectly, all of the outstanding capital stock of each of its Subsidiaries.
No Subsidiary of RCFC other than RCFC Bank is an "insured depository institution" as defined in the FDIA and the applicable regulations thereunder. All of the shares of capital stock of each of the Subsidiaries held by RCFC or any of its other Subsidiaries are fully paid, nonassessable and not subject to any preemptive rights and are owned by RCFC or a Subsidiary of RCFC free and clear of any claims, liens, encumbrances or restrictions (other than those imposed by applicable federal and state securities laws) and there are no agreements or understandings with respect to the voting or disposition of any such shares.

               (iv) The deposits of RCFC Bank are insured by the Bank Insurance Fund ("BIF") of the FDIC and the SAIF of the FDIC to the extent provided in the FDIA.

          (b)  Capital Structure.  (i)  The authorized capital stock of RCFC
               -----------------
consists of 75,000,000 shares of RCFC Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share ("RCFC Preferred Stock"). As of the date of this Agreement, (A) 26,423,600 shares of RCFC Common Stock were issued and outstanding, (B) no shares of RCFC Preferred Stock were outstanding, (C) no shares of RCFC Common Stock were reserved for issuance, except that 2,642,360 shares of RCFC Common Stock were reserved for issuance pursuant to the RCFC 1998 Stock-Based Incentive Plan and (D) no shares of RCFC Common Stock were held by RCFC in its treasury or by its Subsidiaries. The authorized capital stock of RCFC Bank consists of 75,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. As of the date of this Agreement, 1,000 shares of such common stock were outstanding, no shares of such preferred stock were outstanding and all outstanding shares of such common stock were, and as of the Effective Time will be, owned by RCFC.
All outstanding shares of capital stock of RCFC and RCFC Bank are validly issued, fully paid and nonassessable and not subject to any preemptive rights and, with respect to shares held by RCFC in its treasury or by its Subsidiaries, are free and clear of all liens, encumbrances or restrictions (other than those imposed by applicable federal or state securities laws) and there are no agreements or understandings with respect to the voting or disposition of any such shares.

               (ii)  No Voting Debt of RCFC is issued or outstanding.

               (iii) As of the date of this Agreement, except for this Agreement and as set forth in RCFC's Disclosure Letter, neither RCFC nor any of its Subsidiaries has or is bound by any outstanding options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating RCFC or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of RCFC or any of its Subsidiaries or obligating RCFC or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of RCFC or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of RCFC or any of its Subsidiaries.

          (c)  Authority.   Each of RCFC and RCFC Bank has the requisite
               ---------
corporate power and authority to enter into this Agreement, the Option Agreement and the Plan of Bank Merger, respectively and, subject to approval of this Agreement, by the requisite vote of RCFC's stockholders and receipt of all required regulatory or governmental approvals, as contemplated by Section 5.1(b) of this Agreement, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Option Agreement, and, subject to the approval of this Agreement by RCFC's stockholders, the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate actions on the part of RCFC and RCFC Bank. This Agreement and the Option Agreement have been duly executed and delivered by RCFC and constitutes a valid and binding obligations of RCFC, enforceable in accordance with its terms subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

          (d)  Stockholder Approval; Fairness Opinion.  The affirmative vote of
               --------------------------------------
a majority of the outstanding shares of RCFC Common Stock entitled to vote on this Agreement is the only vote of the stockholders of RCFC required for approval of the Agreement and the consummation of the Merger and the related transactions contemplated hereby. RCFC has received the opinion of Tucker Anthony Incorporated, to the effect that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to RCFC's stockholders.

          (e)  No Violations.  The execution, delivery and performance of this
               -------------
Agreement by RCFC does not, and the consummation of the transactions contemplated hereby will not, constitute (i) assuming receipt of all Requisite Regulatory Approvals and requisite stockholder approvals, a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of RCFC or any of its Subsidiaries, or to which RCFC or any of its Subsidiaries (or any of their respective properties) is subject, (ii) a breach or violation of, or a default under, the certificate of incorporation or bylaws of RCFC or the similar organizational documents of any of its Subsidiaries or (iii) a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of RCFC or any of its Subsidiaries, under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which RCFC or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject; and the consummation of the transactions (including the Bank Merger) contemplated hereby (exclusive of the effect of any changes effected pursuant to Section 1.7) will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, indenture or instrument, other than (x) the approval of the holders of a majority of the outstanding shares of RCFC Common Stock, (y) the approval of the Banking Board of the State of New York ("Banking Board") under Section 143-b of the Banking Law of the Sate of New York ("Banking Law"), the approval of the Superintendent of Banks of the State of New York (the "Superintendent") under Section 601 of the Banking Law and any other requirement of the Banking Board or the Superintendent, the approval of the OTS, under HOLA, the approval of the NJBD and the approval of the appropriate regulatory authority under Section 18(c) of the FDIC (collectively, the "Requisite Regulatory Approvals") and (z) such approvals, consents or waivers as are required under the federal and state securities or "blue sky" laws in connection with the transactions contemplated by this Agreement. As of the date hereof, the executive officers of

RCFC know of no reason pertaining to RCFC why any of the approvals referred to in this Section 2.4(e) should not be obtained without the imposition of any material condition or restriction described in the proviso to Section 5.1(b).

          (f)  Reports.  (i)  As of their respective dates, none of the reports
               -------
or other statements filed by RCFC or RCFC Bank on or subsequent to December 31, 1997, with the FDIC or the SEC (collectively, "RCFC's Reports"), contained, or will contain, any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements of RCFC included in RCFC's Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC). Each of the consolidated statements of condition contained or incorporated by reference in RCFC's Reports (including in each case any related notes and schedules) and each of the statements of operations, consolidated statements of cash flows and consolidated statements of changes in stockholders' equity, contained or incorporated by reference in RCFC's Reports (including in each case any related notes and schedules) fairly presented, or will fairly present, as the case may be, (A) the financial position of the entity or entities to which it relates as of its date, and (B) the results of operations, stockholders' equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with GAAP, except as may be noted therein. RCFC has made available to Bayonne a true and complete copy of each of RCFC's Reports filed with the SEC since December 31, 1997.

               (ii) RCFC and each of its Subsidiaries have each timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1993 with (A) the FDIC, (B) the SEC, (C) the NASD, (D) the NYBD and
(E) any other SRO, and, to RCFC's knowledge, have paid all fees and assessments due and payable in connection therewith.

          (g)  Absence of Certain Changes or Events.   Except as disclosed in
               ------------------------------------
RCFC's Reports filed on or prior to the date of this Agreement, since December 31, 1997, (i) RCFC and its Subsidiaries have not incurred any liability, except in the ordinary course of their business consistent with past practice, (ii) RCFC and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses and (iii) there has not been any Material Adverse Effect with respect to RCFC.

          (h)  Absence of Claims.  Except as set forth in RCFC's Disclosure
               -----------------
Letter, no litigation, proceeding, controversy, claim or action before any court or governmental agency is pending against RCFC or any of its Subsidiaries, and, to the best of RCFC's knowledge, no such litigation, proceeding, controversy, claim or action has been threatened.

          (i)  Absence of Regulatory Actions.  Neither RCFC nor any of its
               -----------------------------
Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar written undertaking to, or is subject to any action, proceeding, order or directive by, or is a recipient of any extraordinary supervisory letter from any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, nor has it been advised by any Governmental Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar written undertaking.

          (j)  Taxes.  All federal, state, local and foreign tax returns
               -----
required to be filed by or on behalf of RCFC or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All taxes shown on such returns, all taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by RCFC or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on RCFC's balance sheet (in accordance with GAAP). For purposes of this Section 2.4(j), the term "taxes" shall include all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes. As of the date of this Agreement, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of RCFC or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where RCFC or any of its Subsidiaries do not file tax returns that RCFC or any such Subsidiary is subject to taxation in that jurisdiction. All taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to RCFC or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on RCFC's balance sheet (in accordance with GAAP). Except as set forth in RCFC's Disclosure Letter, RCFC and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. RCFC and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and RCFC and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. Neither RCFC nor any of its Subsidiaries (i) has made an election under Section 341(f) of the Code, (ii) has issued or assumed any obligation under Section 279 of the Code, any high yield discount obligation as described in Section 163(i) of the Code or any registration-required obligation within the meaning of Section 163(f)(2) of the Code that is not in registered form or

(iii) is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

          (k)  Agreements.  (i)  Except for arrangements made in the ordinary
               ----------
course of business, and except as set forth in RCFC's Disclosure Letter, RCFC and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K) to be performed after the date hereof that has not been filed with or incorporated by reference in RCFC's Reports. Except as disclosed in RCFC's Reports filed prior to the date of this Agreement, neither RCFC nor any of its Subsidiaries is a party to an oral or written (A) consulting agreement (other than data processing, software programming and licensing contracts entered into in the ordinary course of business) not terminable on 60 days' or less notice, (B) agreement with any executive officer or other key employee of RCFC or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving RCFC or any of its Subsidiaries of the nature contemplated by this Agreement, (C) agreement with respect to any employee or director of RCFC or any of its Subsidiaries providing any term of employment or compensation guarantee extending for a period longer than 60 days or for the payment of in excess of $100,000 per annum, (D) agreement or plan, including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of a transaction involving RCFC or any of its Subsidiaries of the nature contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of a transaction of the nature contemplated by this Agreement or (E) agreement containing covenants that limit the ability of RCFC or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, RCFC (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency).

               (ii) Neither RCFC nor any of its Subsidiaries is in default under or in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject.

               (iii) RCFC and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in its businesses, and neither RCFC nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Each of RCFC and its Subsidiaries has performed all the obligations required to be performed by it and are not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing.

          (l)  RCFC Common Stock.  The shares of RCFC Common Stock to be issued
               -----------------
pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

          (m)  Labor Matters.  Neither RCFC nor any of its Subsidiaries is or
               -------------
has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is RCFC or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel RCFC or any of its Subsidiaries to bargain with any labor organization as to wages and conditions of employment, nor is there any strike, other labor dispute or organizational effort involving RCFC or any of its Subsidiaries pending or, to RCFC's knowledge, threatened. RCFC and its Subsidiaries are in compliance with applicable laws regarding employment of employees and retention of independent contractors and are in compliance with applicable employment tax laws.

          (n)  Employee Benefit Plans.  RCFC's Disclosure Letter contains a
               ----------------------
complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, "employee benefit plans," as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of RCFC or any of its Subsidiaries (hereinafter referred to collectively as the "RCFC Employee Plans"). All of the RCFC Employee Plans comply in all material respects with all applicable requirements of ERISA, the Code and other applicable laws; there has occurred no "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) which is likely to result in the imposition of any penalties or taxes under
Section 502(i) of ERISA or Section 4975 of the Code upon RCFC or any of its Subsidiaries. No liability to the PBGC has been or is expected by RCFC or any of its Subsidiaries to be incurred with respect to any RCFC Employee Plan which is subject to Title IV of ERISA ("RCFC Pension Plan"), or with respect to any "single-employer plan" (as defined in Section 4001(a) of ERISA) currently or formerly maintained by RCFC or any entity which is considered one employer with RCFC under Section 4001(b)(1) of ERISA or Section 414 of the Code (an "ERISA Affiliate"). No RCFC Pension Plan had an "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each RCFC Pension Plan exceeds the present value of the "benefit liabilities" (as defined in Section 4001(a)(16) of ERISA) under such RCFC Pension Plan as of the end of the most recent plan year with respect to the respective RCFC Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such RCFC Pension Plan as of the date hereof; and no notice of a "reportable event" (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any RCFC Pension Plan within the 12-month period ending on the date hereof. Neither RCFC nor any of its Subsidiaries has provided, or is required to provide, security to any RCFC Pension Plan or to any single-employer plan of an

ERISA Affiliate pursuant to Section 401(a)(29) of the Code. Neither RCFC, its Subsidiaries, nor any ERISA Affiliate has contributed to any "multiemployer plan," as defined in Section 3(37) of ERISA, on or after September 26, 1980. Each RCFC Employee Plan that is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (an "RCFC Qualified Plan") has received a favorable determination letter from the IRS, and RCFC and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each RCFC Qualified Plan that is an "employee stock ownership plan" (as defined in Section 4975(e)(7) of the Code) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the Code and the regulations thereunder in all respects and any assets of any such RCFC Qualified Plan that are not allocated to participants' individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness. There is no pending or, to RCFC's knowledge, threatened litigation, administrative action or proceeding relating to any RCFC Employee Plan. There has been no announcement or commitment by RCFC or any of its Subsidiaries to create an additional RCFC Employee Plan, or to amend any RCFC Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such RCFC Employee Plan; and, except as specifically identified in RCFC's Disclosure Letter, RCFC and its Subsidiaries do not have any obligations for post-retirement or post-employment benefits under any RCFC Employee Plan that cannot be amended or terminated upon 60 days' notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state laws, the cost of which is borne by the insured individuals. With respect to RCFC or any of its Subsidiaries, for the Employee Plans listed in RCFC's Disclosure Letter, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any payment or series of payments by RCFC or any of its Subsidiaries to any person which is an "excess parachute payment" (as defined in Section 280G of the Code), increase or secure (by way of a trust or other vehicle) any benefits payable under any RCFC Employee Plan or accelerate the time of payment or vesting of any such benefit. With respect to each RCFC Employee Plan, RCFC has supplied to Bayonne a true and correct copy of (A) the annual report on the applicable form of the Form 5500 series filed with the IRS for the most recent three plan years, if required to be filed, (B) such RCFC Employee Plan, including amendments thereto, (C) each trust agreement, insurance contract or other funding arrangement relating to such RCFC Employee Plan, including amendments thereto,
(D) the most recent summary plan description and summary of material modifications thereto for such RCFC Employee Plan, if the RCFC Employee Plan is subject to Title I of ERISA, (E) the most recent actuarial report or valuation if such RCFC Employee Plan is an RCFC Pension Plan and any subsequent changes to the actuarial assumptions contained therein and (F) the most recent determination letter issued by the IRS if such RCFC Employee Plan is a Qualified Plan.

          (o)  Title to Assets.  RCFC and each of its Subsidiaries has good and
               ---------------
marketable title to its properties and assets (including any intellectual property asset such as any trademark, service mark, tradename or copyright) and property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer, other than property as to which it is lessee, in which case the related lease is valid and in full force and effect. Each lease pursuant to which RCFC or any of its Subsidiaries is lessor is valid and in full force and effect and no lessee under any such lease is in default or in violation of any provisions of any such lease. All material tangible properties of RCFC and each of its Subsidiaries are in a good state of maintenance and repair, conform with all applicable ordinances, regulations and zoning laws and are considered by RCFC to be adequate for the current business of RCFC and its Subsidiaries.

          (p)  Compliance with Laws.  RCFC and each of its Subsidiaries has all
               --------------------
permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of RCFC, no suspension or cancellation of any of them is threatened. Since the date of its incorporation, the corporate affairs of RCFC have not been conducted in violation of any law, ordinance, regulation, order, writ, rule, decree or approval of any Governmental Entity. The businesses of RCFC and its Subsidiaries are not being conducted in violation of any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity. The businesses of RCFC and its Subsidiaries are not being conducted in violation of any law, ordinance, regulation, order, writ, rule, decree or condition to approve of any Government Entity.

          (q)  Fees.  Other than the financial advisory services performed for
               ----
RCFC by Tucker Anthony Incorporated pursuant to an agreement with RCFC dated July 19, 1998, a true and complete copy of which has been previously delivered to Bayonne, neither RCFC nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for RCFC or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

          (r)  Environmental Matters.  With respect to RCFC and each of its
               ---------------------
Subsidiaries:

               (i) Each of RCFC and its Subsidiaries, the Participation Facilities and, to RCFC's knowledge, the Loan Properties are, and have been, in substantial compliance with, and are not liable under, all Environmental Laws;

               (ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to RCFC's knowledge, threatened, before any court, governmental agency or board or other forum against it or any of its Subsidiaries or any Participation Facility
(x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by it or any of its Subsidiaries or any Participation Facility;

               (iii) To RCFC's knowledge, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or RCFC or any of its Subsidiaries in respect of such Loan Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by a Loan Property;

               (iv) To RCFC's knowledge, the properties currently owned or operated by RCFC or any of its Subsidiaries (including, without limitation, soil, groundwater or surface water on, under or adjacent to the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Hazardous Material other than as permitted under applicable Environmental Law;

               (v) Neither RCFC nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

               (vi) To RCFC's knowledge, there are no underground storage tanks on, in or under any properties owned or operated by RCFC or any of its Subsidiaries or any Participation Facility and no underground storage tanks have been closed or removed from any properties owned or operated by RCFC or any of its Subsidiaries or any Participation Facility; and

               (vii) To RCFC's knowledge, during the period of (l) RCFC's or any of its Subsidiaries' ownership or operation of any of their respective current properties or (m) RCFC's or any of its Subsidiaries' participation in the management of any Participation Facility, there has been no contamination by or release of Hazardous Materials in, on, under or affecting such properties.
To RCFC's knowledge, prior to the period of (x) RCFC's or any of its Subsidiaries' ownership or operation of any of their respective current properties or (y) RCFC's or any of its Subsidiaries' participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such property, Participation Facility or Loan Property.

          (s)  Loan Portfolio; Allowance; Asset Quality.  (i)  With respect to
               ----------------------------------------
each Loan owned by RCFC or its Subsidiaries in whole or in part, to RCFC's best knowledge:

               (A) the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

               (B) neither RCFC nor any of its Subsidiaries nor any prior holder of a Loan has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

               (C) RCFC or a Subsidiary is the sole holder of legal and beneficial title to each Loan (or RCFC Bank's applicable participation interest, as applicable); except as otherwise referenced on the books and records of RCFC;

               (D) the note and the related security documents, copies of which are included in the Loan files, are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file;

               (E) there is no pending or threatened condemnation proceeding or similar proceeding affecting the property that serves as security for a Loan; except as otherwise referenced on the books and records of RCFC;

               (F) there is no litigation or proceeding pending or threatened relating to the property that serves as security for a Loan that would have a Material Adverse Effect upon the related Loan; and

               (G) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable.

               (ii) The allowance for possible losses reflected in RCFC Bank's audited statement of condition at June 30, 1997 was, and the allowance for possible losses shown on the balance sheets in RCFC's Reports for periods ending after June 30, 1997 will, in the opinion of management, be adequate, as of the dates thereof, under generally accepted accounting principles applicable to stock savings associations consistently applied.

               (iii) RCFC's Disclosure Letter sets forth by category the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of RCFC and its Subsidiaries that have been classified (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans" (in the latter two cases, to the extent available) or words of similar import, and RCFC and its Subsidiaries shall promptly after the end of any month inform Bayonne of any such classification arrived at any time after the date hereof. The OREO or words of similar import included in any non-performing assets of RCFC or any of its Subsidiaries is carried net of reserves at the lower of cost or fair value, less estimated selling costs, based on current independent appraisals or evaluations or current management appraisals or evaluations; provided, however, that "current" shall mean within the past 12 months.

          (t)  [RESERVED]

          (u)  Investment Securities; Borrowing.  (i)  Except for investments in
               --------------------------------
FHLB Stock and pledges to secure FHLB borrowings and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and entered into in the ordinary course of business and restrictions that exist for securities to be classified as "held to maturity," none of the investments reflected in the consolidated balance sheet of RCFC included in RCFC's Report on Form 10-K for the year ended December 31, 1997, and none of the investment securities held by it or any of its Subsidiaries since December 31, 1997 is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

               (ii) Except as set forth in RCFC's Disclosure Letter, neither RCFC nor any Subsidiary is a party to or has agreed to enter into any Derivatives Contract or owns securities that (A) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance, and listed (as of the date hereof) in RCFC's Disclosure Letter or disclosed in RCFC's Report filed on or prior to the date hereof.

               (iii) Set forth in RCFC's Disclosure Letter is a true and complete list of RCFC's borrowed funds (excluding deposit accounts) as of the date hereof.

          (v)  Registration Statement.  The information regarding RCFC to be
               ----------------------
supplied by RCFC for inclusion in (i) the Registration Statement, (ii) the Proxy Statement or (iii) any other documents to be filed with any Regulatory Authority in connection with the transactions contemplated hereby will not, at the time such Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that RCFC is responsible for filing in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law.

          (w)  Books and Records.  The books and records of RCFC and its
               -----------------
Subsidiaries on a consolidated basis have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect in all material respects the substance of events and transactions that should be included therein.

          (x)  Corporate Documents.  RCFC has delivered to Bayonne true and
               -------------------
complete copies of its organization certificate and bylaws and of RCFC Bank's organization certificate and bylaws. The minute books of RCFC and RCFC Bank constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders. The minute books of each of RCFC's Subsidiaries constitutes a complete and correct record of all actions taken by the respective boards of directors (and each committee thereof) and the stockholders of each such Subsidiary.

          (y)  Beneficial Ownership of Bayonne Common Stock.  As of the date
               --------------------------------------------
hereof, RCFC beneficially owns 442,500 shares of Bayonne Common Stock and, other than as contemplated by the Option Agreement, does not have any option, warrant or right of any kind to acquire the beneficial ownership of any shares of Bayonne Common Stock.

          (z)  Tax Treatment of the Merger.  As of the date hereof, RCFC has no
               ---------------------------
knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a tax-free reorganization under the Code.

          (aa) Year 2000 Matters.  RCFC has completed a review of its computer
               -----------------
systems to identify systems that could be affected by the "Year 2000" issue and reasonably believes it has identified all Year 2000 problems. RCFC's management has developed and commenced implementation of a plan which is designed to complete any required initial changes to its computer systems and to complete testing of those changes by December 31, 1998. Between the date of this Agreement and the Effective Time, RCFC shall use commercially practicable efforts to implement and/or continue to undertake such plan. Year 2000 issues have not had, and are not reasonably expected to have, a Material Adverse Effect on RCFC and its Subsidiaries, taken as a whole.

          (bb) Community Reinvestment Act ("CRA") Compliance.  RCFC Bank is in
               ---------------------------------------------
material compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and RCFC Bank currently has a CRA rating of satisfactory or better. To RCFC's knowledge, there is no fact or circumstance or set of facts or circumstances that would cause RCFC Bank to fail to comply with such provisions or cause the CRA rating of RCFC Bank to fall below satisfactory.


                                  ARTICLE III
                           CONDUCT PENDING THE MERGER
                           --------------------------

          Section 3.1.  Conduct of Bayonne's Business Prior to the Effective
                        ----------------------------------------------------
Time.  Except as expressly provided in this Agreement, during the period from
----
the date of this Agreement to the Effective Time, Bayonne shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) conduct its business in the regular, ordinary and usual course consistent with past practice; (ii) maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees, (iii) take no action which would adversely affect or delay the ability of Bayonne or RCFC to perform their respective covenants and agreements on a timely basis under this Agreement, (iv) take no action which would adversely affect or delay the ability of Bayonne, First Savings, RCFC or RCFC Bank to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction, and (v) take no action that results in or is reasonably likely to have a Material Adverse Effect on Bayonne or First Savings.

          Section 3.2.  Forbearance by Bayonne.  Without limiting the covenants
                        ----------------------
set forth in Section 3.1 hereof, except as otherwise provided in this Agreement and except to the extent required by law or regulation or any Government Regulators, during the period from the date of this Agreement to the Effective Time, Bayonne shall not, and shall not permit any of its Subsidiaries to, without the prior consent of RCFC, which consent shall not be unreasonably withheld:

          (a) unless required by applicable law or regulation or regulatory directive, change any provisions of the certificate of incorporation or bylaws of Bayonne or the similar governing documents of its Subsidiaries;

          (b) issue any shares of capital stock or change the terms of any outstanding stock options or warrants or issue, grant or sell any option, warrant, call, commitment, stock appreciation right, right to purchase or agreement of any character relating to the authorized or issued capital stock of Bayonne except pursuant to the exercise of stock options or warrants outstanding as of the date of this Agreement;

          (c) other than regular quarterly dividends, make, declare or pay any cash or stock dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock. As promptly as practicable following the date of this Agreement, the Board of Directors of Bayonne shall cause its regular quarterly dividend record dates and payment dates to be the same as RCFC's regular quarterly dividend record dates and payments dates for RCFC Common Stock, and Bayonne shall not thereafter change its regular dividend payment dates and record dates. Nothing contained in this Section 3.2(c) or in any other Section of this Agreement shall be construed to permit holders of shares of Bayonne Common Stock to receive two dividends from either Bayonne or from Bayonne and RCFC in any one quarter. Subject to applicable regulatory restrictions, if any, First Savings may pay a cash dividend that is, in the aggregate, sufficient to fund any dividend by Bayonne permitted hereunder;

          (d) other than in the ordinary course of business consistent with past practice, (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, leases or assets to any individual, corporation or other entity other than a direct or indirect wholly owned Subsidiary of Bayonne or (ii) cancel, release or assign any indebtedness of any such individual, corporation or other entity;

          (e) except to the extent required by law or as specifically provided for elsewhere herein, increase in any manner the compensation or fringe benefits of any of its employees or directors, other than general increases in compensation for non-executive officer employees in the ordinary course of business consistent with past practice that do not cause the annualized compensation of any of Bayonne's non-executive officer employees following such increase to exceed by more than 5% the total annual compensation expenses of Bayonne with respect to such person for the twelve-month period ended March 31, 1998 and that do not cause the annual rate of base salary of any of Bayonne's non-executive officer employees to increase by more than 5% over such person's base salary at March 31, 1998; pay, unless approved in advance by RCFC, any reasonable "stay in place" pay where necessary or appropriate to retain key employees; pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or directors, or become a party to, amend or commit itself to fund or otherwise establish any trust or account related to any Bayonne Employee Plan (as defined in Section 2.3(m)) with or for the benefit of any employee or director; voluntarily accelerate the vesting of any stock options or other compensation or benefit; make any discretionary continuation to any Employee Plan; hire any employee with an annual total compensation payment in excess of $35,000 or enter into any employment contract; terminate or materially increase the costs to Bayonne or any Subsidiary of any Employee Plan;

          (f) except as contemplated by Section 4.2, change its method of accounting as in effect at March 31, 1998, except as required by changes in GAAP as concurred in by Bayonne's independent auditors;

          (g) settle any claim, action or proceeding involving any liability of Bayonne or any of its Subsidiaries for money damages in excess of $50,000 or impose material restrictions upon the operations of Bayonne or any of its Subsidiaries;

          (h) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case which are material, individually or in the aggregate, to Bayonne, except in satisfaction of debts previously contracted;

          (i) except pursuant to commitments existing at the date hereof which have previously been disclosed to RCFC, make any real estate loans secured by undeveloped land or real estate located outside the State of New Jersey (other than real estate secured by one-to-four family homes) or make any construction loan (other than construction loans secured by one-to-four family homes) outside the State of New Jersey;

          (j) establish or commit to the establishment of any new branch or other office facilities other than those for which all regulatory approvals have been obtained except as disclosed in the Bayonne Disclosure Schedule;

          (k)  [RESERVED];

          (l) other than in the ordinary course of business consistent with past practice in individual amounts not to exceed $50,000 and other than investments for Bayonne's portfolio made in accordance with Section 3.2(m), make any investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

          (m) make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than US government and US government agency securities with final maturities not greater than five years, mortgage-backed or mortgage related securities which would not be considered "high risk" securities pursuant to Thrift Bulletin Number 52 issued by the OTS or securities of the FHLB, in each case that are purchased in the ordinary course of business consistent with past practice;

          (n) enter into or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $20,000 per annum and other than contracts or agreements covered by Section 3.2(g);

          (o)  make, renegotiate, renew, increase, extend or purchase any
(i) loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (A) in conformity with existing lending practices in amounts not to exceed $500,000 to any individual borrower or (B) loans or advances as to which Bayonne has a binding obligation to make such loan or advances as of the date hereof and a description of which has been provided by Bayonne in the Bayonne Disclosure Schedule;

          (p) incur any additional borrowings beyond those set forth in the Bayonne Disclosures Schedule other than short-term (six months or less) FHLB borrowings and reverse repurchase agreements consistent with past practice, or pledge any of its assets to secure any borrowings other than as required pursuant to the terms of borrowings of Bayonne or any Subsidiary in effect at the date hereof or in connection with borrowings or reverse repurchase agreements permitted hereunder. Deposits shall not be deemed to be borrowings within the meaning of this paragraph;

          (q) make any capital expenditures in excess of $20,000 per expenditure from the date of this Agreement until the Effective Date other than pursuant to binding commitments existing on the date hereof disclosed in the Bayonne Disclosure Schedule, other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

          (r) organize, capitalize, lend to or otherwise invest in any subsidiary (other than securities of the FHLB that are purchased in the ordinary course of business consistent with past practice);

          (s) elect to any senior executive office any person who is not a member of the senior executive officer team of Bayonne as of the date of this Agreement or elect to the Board of Directors of Bayonne any person who is not a member of the Board of Directors of Bayonne;

          (t) agree or make any commitment to take any action that is prohibited by this Section 3.2.

          In the event that RCFC does not respond in writing to Bayonne within 3 business days of receipt by RCFC of a written request for Bayonne to engage in any of the actions for which RCFC's prior written consent is required pursuant to this Section 3.2, RCFC shall be deemed to have consented to such action. Any request by Bayonne or response thereto by RCFC shall be made in accordance with the notice provisions of Section 8.7, shall note that it is a request pursuant to this Section 3.2 and shall state that a failure to respond within 3 business days shall constitute consent.

          Section 3.3.  Conduct of RCFC's Business Prior to the Effective Time.
                        ------------------------------------------------------
Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, RCFC shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) conduct its business in the regular, ordinary and usual course consistent with past practice; (ii) maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; (iii) take no action which would materially adversely affect or delay the ability of Bayonne or RCFC to perform their respective covenants and agreements on a timely basis under this Agreement, (iv) take no action which would adversely affect or delay the ability of Bayonne, RCFC, First Savings or RCFC Bank to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction, and (v) take no action that results in or is reasonably likely to have a Material Adverse Effect on RCFC.

                                   ARTICLE IV
                                   COVENANTS
                                   ---------

          Section 4.1.  Acquisition Proposals.  From and after the date hereof
                        ---------------------
until the termination of this Agreement, neither Bayonne or First Savings, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by Bayonne or any of its Subsidiaries), will, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its officers, directors or employees or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by any of its Subsidiaries to take any such action, and Bayonne shall notify RCFC orally (within 1 business day) and in writing (as promptly as practicable) of such inquiries and proposals which it or any of its subsidiaries or any such officer, director, employee, investment banker, financial advisor, attorney, accountant or other representative may receive relating to any of such matters and if such inquiry or proposal is in writing, Bayonne shall deliver to RCFC a copy of such inquiry or proposal promptly; provided, however, that nothing contained in this Section 4.1 shall prohibit the Board of Directors of Bayonne from (i) furnishing information to, or entering into discussions or negotiations with any, person or entity that makes an unsolicited written, bona fide proposal to acquire Bayonne pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction, if, and only to the extent that, (A) the Board of Directors of Bayonne receives a written opinion from its independent financial advisor that such proposal may be superior to the Merger from a financial point-of-view to Bayonne's stockholders,
(B) the Board of Directors of Bayonne, after consultation with independent legal counsel, determines in good faith that such action is necessary for the Board of Directors of Bayonne to comply with its fiduciary duties to stockholders under applicable law (such proposal that satisfies (A) and (B) being referred to herein as a "Superior Proposal") and (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, Bayonne (x) provides reasonable notice to RCFC to the effect that it is furnishing information to, or entering into discussions or negotiations with, another partyand (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form, (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer or (iii) failing to make or withdrawing or modifying its recommendation and entering into a Superior Proposal if there exists a Superior Proposal and the Board of Directors of Bayonne, after consultation with independent legal counsel, determines in good faith that such action is necessary for the Board of Directors of Bayonne to comply with its fiduciary duties to stockholders under applicable law. For purposes of this Agreement, "Acquisition Proposal" shall mean any of the following (other than the transactions contemplated hereunder) involving Bayonne or any of its Subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets of Bayonne or First Savings, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of Bayonne or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

          Section 4.2.   Certain Policies of Bayonne.
                         ---------------------------

          (a) At the request of RCFC, Bayonne shall cause First Savings to modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and investment and asset/liability management policies and practices after the date on which all Requisite Regulatory Approvals and stockholder approvals are received, and after receipt of written confirmation from RCFC that it is not aware of any fact or circumstance that would prevent completion of the Merger, and prior to the Effective Time so as to be consistent on a mutually satisfactory basis with those of RCFC Bank; provided, however, that Bayonne shall not be required to take such action more than 30 days prior to the Effective Date; and provided, further, that such policies and procedures are not prohibited by GAAP or any applicable laws and regulations.

          (b) Bayonne's representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 4.2. RCFC agrees to hold harmless, indemnify and defend Bayonne and its Subsidiaries, and their respective directors, officers and employees, for any loss, claim, liability or other damage caused by or resulting from compliance with this Section 4.2.

          Section 4.3.   Access and Information.
                         ----------------------

          (a) Upon reasonable notice, Bayonne and RCFC shall (and shall cause their respective Subsidiaries to) afford to the other and their respective representatives (including, without limitation, directors, officers and employees of such party and its affiliates and counsel, accountants and other professionals retained by such party) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as either party may reasonably request; provided, however, that no investigation pursuant to this Section 4.3 shall affect or be deemed to modify any representation or warranty made herein. In furtherance, and not in limitation of the foregoing, Bayonne shall make available to RCFC all information necessary or appropriate for the preparation and filing of all real property and real estate transfer tax returns and reports required by reason of the Merger or the Bank Merger. RCFC and Bayonne will not, and will cause their respective representatives not to, use any information obtained pursuant to this
Section 4.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of applicable law, each of RCFC and Bayonne will keep confidential, and will cause their respective representatives to keep confidential, all information and documents obtained pursuant to this Section 4.3 unless such information (i) was already known to such party or an affiliate of such party, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to such party or an affiliate of such party from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of the other party or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto (or an affiliate of any party hereto) to be returned to the party that furnished the same.

          (b) During the period of time beginning on the day application materials for the Bank Merger are initially filed with the OTS, the FDIC, the NYBD and the NJBD and continuing to the Effective Time, including weekends and holidays, Bayonne shall cause First Savings to provide RCFC, RCFC Bank and their authorized agents and representatives full access to First Savings's offices after normal business hours for the purpose of installing necessary wiring and equipment to be utilized by RCFC Bank after the Effective Time; provided, that:

               (i) reasonable advance notice of each entry shall be given to First Savings and First Savings approves of each entry, which approval shall not be unreasonably withheld;

               (ii) First Savings shall have the right to have its employees or contractors present to inspect the work being done;

               (iii) to the extent practicable, such work shall be done in a manner that will not interfere with First Savings's business conducted at any affected branch offices;

               (iv) all such work shall be done in compliance with all applicable laws and government regulations, and RCFC Bank shall be responsible for the procurement, at RCFC Bank's expense, of all required governmental or administrative permits and approvals;

               (v) RCFC Bank shall maintain appropriate insurance satisfactory to First Savings in connection with any work done by RCFC Bank's agents and representatives pursuant to this Section 4.3;

               (vi) RCFC Bank shall reimburse First Savings for any material out-of-pocket costs or expenses incurred by First Savings in connection with this undertaking; and

               (vii) in the event this Agreement is terminated in accordance with Article VI hereof, RCFC Bank, within a reasonable time period and at its sole cost and expense, will restore such offices to their condition prior to the commencement of any such installation.

          Section 4.4.   Certain Filings, Consents and Arrangements.   RCFC
                         ------------------------------------------
shall (a) as soon as practicable and in cooperation with Bayonne (and in any event within 45 days after the date hereof) make, or cause to be made, any filings and applications and provide any notices required to be filed or provided in order to obtain all approvals, consents and waivers of governmental authorities and third parties necessary or appropriate for the consummation of the transactions contemplated hereby; (b) cooperate with one another in promptly
(i) determining what filings and notices are required to be made or approvals, consents or waivers are required to be obtained under any relevant federal or state law or regulation or under any relevant agreement or other document and
(ii) making any such filings and notices, furnishing information required in connection therewith and seeking timely to obtain any such approvals, consents or waivers; and (c) deliver to the other copies of the publicly available portions of all such filings, notices and applications prior to filing.

          Section 4.5.   Antitakeover Provisions.  Bayonne and its Subsidiaries
                         -----------------------
shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt RCFC, the Agreement, the Merger, the Bank Merger and the Option Agreement from any provisions of an antitakeover nature in Bayonne's or its Subsidiaries' organization certificates and bylaws and the provisions of any federal or state antitakeover laws.

          Section 4.6.   Additional Agreements.   Subject to the terms and
                         ---------------------
conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including the Bank Merger, as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable governmental entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

          Section 4.7.   Publicity.   The initial press release announcing this
                         ---------
Agreement shall be a joint press release and thereafter Bayonne and RCFC shall consult with each other in issuing any press releases or otherwise making public statements with respect to the Merger and any other transaction contemplated hereby and in making any filings with any governmental entity or with any national securities exchange with respect thereto.

          Section 4.8.   Stockholders Meetings.   RCFC and Bayonne shall take
                         ---------------------
all action necessary, in accordance with applicable law and their respective corporate documents, to convene a meeting of their respective stockholders (each, a "Stockholder Meeting") as promptly as practicable for the purpose of considering and voting on approval and adoption of the transactions provided for in this Agreement. Except to the extent legally required for the discharge by the Board of Directors of its fiduciary duties as advised by such Board's counsel, the Board of Directors of each of RCFC and Bayonne shall (a) recommend at its Stockholder Meeting that the stockholders vote in favor of and approve the transactions provided for in this Agreement and (b) use its best efforts to solicit such approvals. RCFC and Bayonne, in consultation with each other, shall each employ professional proxy solicitors to assist in contacting stockholders in connection with soliciting favorable votes on the Merger. RCFC and Bayonne shall coordinate and cooperate with respect to the timing of their respective stockholders meetings.

          Section 4.9.   Proxy Statements; Comfort Letters.  (i) As soon as
                         ---------------------------------
practicable after the date hereof, RCFC shall, in cooperation with Bayonne, prepare a Proxy Statement-Prospectus for the purpose of taking stockholder action on the Merger and this Agreement and subject to the provisions of Section 4.4, file the Proxy Statement-Prospectus with the SEC, respond to comments of the staff of the SEC and, promptly after the Registration Statement is declared effective by the SEC, mail the Proxy Statement-Prospectus to the respective holders of record (as of the applicable record date) of shares of voting stock of each of Bayonne and RCFC. RCFC and Bayonne each represents and covenants to the other that the Proxy Statement-Prospectus, and any amendment or supplement thereto, with respect to the information pertaining to it or its Subsidiaries at the date of mailing to its stockholders and the date of its Stockholder Meeting will be in compliance with the Exchange Act and all relevant rules and regulations of the SEC.

               (ii) RCFC shall use its reasonable best efforts to cause Ernst & Young LLP, its independent public accounting firm, to deliver to Bayonne, and Bayonne shall use its reasonable best efforts to cause KPMG Peat Marwick LLP, its independent public accounting firm, to deliver to RCFC and to its officers and directors who sign the Registration Statement for this transaction, a "comfort letter" or "agreed upon procedures" letter, in the form customarily issued by such accountants at such time in transactions of this type, dated
(a) the date of the mailing of the Proxy Statement-Prospectus for the Stockholders Meeting of Bayonne and the date of mailing of the Proxy Statement for the Stockholders meeting of RCFC, respectively, and (b) a date not earlier than fourteen days preceding the date of the Closing (as defined in Section 7.1).

          Section 4.10.  Registration of RCFC Common Stock.
                         ---------------------------------

          (a) RCFC shall, as promptly as practicable following the preparation thereof, file the Registration Statement in which the Proxy Statement-Prospectus will be included (including any pre-effective or post-effective amendments or supplements thereto) with the SEC under the Securities Act in connection with the transactions contemplated by this Agreement, and RCFC and Bayonne shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. RCFC will advise

Bayonne promptly after RCFC receives notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the shares of capital stock issuable pursuant to the Registration Statement, or the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. RCFC will provide Bayonne with as many copies of such Registration Statement and all amendments thereto promptly upon the filing thereof as Bayonne may reasonably request.

          (b) RCFC shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities laws or "blue sky" permits and approvals required to carry out the transactions contemplated by this Agreement.

          (c) RCFC shall use its best efforts to list, prior to the Effective Time, on the Nasdaq National Market, or on such other exchange as RCFC Common Stock shall then be trading, subject only to official notice of issuance, the shares of RCFC Common Stock to be issued by RCFC in exchange for the shares of Bayonne Common Stock.

          Section 4.11.  Affiliate Letters.   Promptly, but in any event within
                         -----------------
7 days after the execution and delivery of this Agreement, Bayonne shall deliver to RCFC a letter identifying all persons who, to the knowledge of Bayonne, may be deemed to be "affiliates" of Bayonne under Rule 145 of the Securities Act, including, without limitation, all directors and executive officers of Bayonne. Within 21 days after delivery of such letter, Bayonne shall use its best efforts to deliver executed letter agreements, each substantially in the form attached hereto as Exhibit A, executed by each such person so identified as an affiliate of Bayonne agreeing to comply with Rule 145.

          Section 4.12.  Notification of Certain Matters.   Each party shall
                         -------------------------------
give prompt notice to the others of: (a) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (b) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Event. Each of Bayonne and RCFC shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

          Section 4.13.  Employees, Directors and Officers.
                         ---------------------------------

          (a) All persons who are employees of First Savings immediately prior to the Effective Time ("Bayonne's Employees") and whose employment is not specifically terminated at or prior to the Effective Time (a "Continuing Employee") shall, at the Effective Time, become employees of RCFC or RCFC Bank, respectively; provided, however, that in no event shall any of Bayonne's Employees be officers of RCFC or RCFC Bank, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of RCFC or RCFC Bank. Subject to paragraph (e) of this Section 4.13, all of Bayonne's Employees who remain following the Effective Date shall be employed at the will of RCFC or RCFC Bank and no contractual right to employment shall inure to such employees because of this Agreement. Except as provided in paragraph (e) of this Section 4.13, no employee of Bayonne will become a contractual employee of RCFC or RCFC Bank unless such contract is in writing and executed by the President or Chief Executive Officer of RCFC or RCFC Bank.

          (b) Except as otherwise provided in paragraphs (c), (f) and (g) of this Section 4.13, appropriate steps shall be taken to terminate all Bayonne Employee Plans as of the Effective Time or as promptly as practical thereafter. Except as provided in paragraph (c) of this Section 4.13, immediately following the Effective Time, each Continuing Employee shall be eligible to participate in RCFC Employee Plans, on the same basis as any newly-hired employee of RCFC or RCFC Bank (it being understood that inclusion of Continuing Employees in RCFC Employee Plans may occur at different times with respect to different plans); provided, however, that with respect to each RCFC Employee Plan, other than the Richmond County Savings Bank Employee Stock Ownership Plan (the "RCFC Bank ESOP") and the Retirement Plan of Richmond County Savings Bank in RSI Trust (the "RCFC Bank Retirement Plan"), for purposes of determining eligibility to participate, vesting, and entitlement to benefits, service with Bayonne or First Savings shall be treated as service with RCFC or RCFC Bank; provided further however, that such service shall not be recognized to the extent such recognition would result in a duplication of benefits. Such service shall also apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitation with respect to any RCFC or RCFC Bank welfare benefit plan. For purposes of determining eligibility to participate, vesting, and entitlement to benefits (including accrual of benefits) under the RCFC Bank ESOP or RCFC Bank Retirement Plan, Continuing Employees shall be treated as newly-hired employees of RCFC or RCFC Bank as of the Effective Date and credit for service shall begin accruing as of that date.

          (c) As of the Effective Time, each Bayonne Employee who is a participant in the Bayonne 401(k) Plan (the "Bayonne 401(k) Plan") shall become fully vested in his or her account balance in the Bayonne 401(k) Plan and the Bayonne 401(k) Plan will either be merged into the Richmond County Savings Bank 401(k) Savings Plan (the "RCFC Bank 401(k) Plan") effective as of a date following the Effective Time selected by RCFC Bank or, if so elected by RCFC Bank, terminated immediately prior to, on, or after the Effective Time. The determination as to whether the Bayonne Savings Plan shall be terminated or merged into the RCFC Bank 401(k) Plan shall be made by RCFC Bank. Effective as of the date of the merger of the Bayonne 401(k) Plan into the RCFC 401(k) Plan, if applicable, or the termination of the Bayonne 401(k) Plan (or the Effective Time, if subsequent to such termination), if applicable, Bayonne Employees who are then participating in the Bayonne 401(k) Plan shall become participants in the RCFC Bank 401(k) Plan.

          (d) RCFC agrees to honor existing employment agreements, including the change in control provisions of such agreements, between Bayonne and First Savings and certain employees, stock option plans and restricted stock plans, and other benefit plans as set forth in Bayonne's Disclosure Letter (collectively "Employment Agreements") and to the payment of benefits by Bayonne as of the Effective Time or earlier as agreed to by Bayonne and RCFC under such agreements and plans as described in the Bayonne Disclosure Schedule. Payments under the Employment Agreements may be made by Bayonne if so agreed to by RCFC.

          (e) At the Effective Time, RCFC Bank shall enter into an employment agreement with Michael A. Nilan, substantially in the form attached hereto as Exhibit D.

          (f) Prior to the Effective Time, Bayonne shall terminate the Bayonne ESOP by proper action of the Board of Directors of Bayonne. As soon as administratively practicable after the Effective Time and subject to such conditions as may be necessary to qualify the Merger as a tax-free reorganization, the ESOP shall convert to cash a sufficient number of shares of RCFC Common Stock as may be received by the ESOP with respect to unallocated shares of Bayonne Common Stock held by the ESOP at the Effective Time and apply such cash to the repayment in full of the outstanding ESOP indebtedness. Any surplus of RCFC Common Stock remaining after repayment of such indebtedness shall be allocated as investment earnings of the ESOP to the accounts of ESOP participants (and, if required, to the accounts of former participants or their beneficiaries) in proportion to their account balances in a manner consistent with the terms of the ESOP Plan document.

          (g) Immediately following execution of this Agreement, Bayonne shall take all appropriate steps necessary to "freeze" benefit accruals under the tax-qualified defined benefit plan sponsored by Bayonne.

          (h) RCFC shall cause its Board of Directors to be increased by one member and shall appoint Patrick F.X. Nilan as the nominee to fill such vacancy on RCFC's Board of Directors created by such increase. The term for Mr. Patrick F.X. Nilan shall expire in the year 2000 and he shall receive only RCFC Board fees and no Divisional Board fees during this term.

          (i) Immediately upon execution of this Agreement, the Board of Directors of Bayonne shall provide notice to Patrick F.X. Nilan of termination of the consulting agreement between Bayonne and Patrick F.X. Nilan. Such notice of termination shall be effective as of the Effective Date. Consideration to be paid pursuant to the termination of the consulting agreement is to be made as disclosed in the Bayonne Disclosure Letter.

          (j) Upon request, Bayonne shall supply RCFC with all documentation regarding all actions taken in accordance with this Section 4.13.

          Section 4.14.  Indemnification.
                         ---------------

          (a) From and after the Effective Time through the sixth anniversary of the Effective Date, RCFC (and any successor) agrees to indemnify and hold harmless each present and former director, officer and employee of Bayonne and its Subsidiaries and each officer or employee of Bayonne and its Subsidiaries that is serving or has served as a director or trustee of another entity expressly at Bayonne's request or direction (each, an "Indemnified Party"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, amount paid in settlement, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, and to advance any such Costs to each Indemnified Party as they are from time to time incurred, in each case to the fullest extent such Indemnified Party would have been indemnified as a director, officer or employee of Bayonne and its Subsidiaries and as then permitted under the DGCL.

          (b)  Any Indemnified Party wishing to claim indemnification under
Section 4.14(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify RCFC thereof, but the failure to so notify shall not relieve RCFC of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation, (i) RCFC shall have the right to assume the defense thereof with counsel reasonably acceptable to the Indemnified Party and RCFC shall not be liable to such Indemnified Party for any legal expenses of other counsel subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if RCFC does not elect to assume such defense within a reasonable time or counsel for the Indemnified Party at any time advises that there are issues which raise conflicts of interest between RCFC and the Indemnified Party (and counsel for RCFC does not disagree), the Indemnified Party may retain counsel satisfactory to such Indemnified Party, and RCFC shall remain responsible for the reasonable fees and expenses of such counsel as set forth above, to be paid promptly as statements therefor are received; provided, however, that RCFC shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any one jurisdiction with respect to any given claim, action, suit, proceeding or investigation unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; (ii) the Indemnified Party will reasonably cooperate in the defense of any such matter; and (iii) RCFC shall not be liable for any settlement effected by an Indemnified Party without its prior written consent, which consent may not be withheld unless such settlement is unreasonable in light of such claims, actions, suits, proceedings or investigations against, or defenses available to, such Indemnified Party.

          (c) RCFC shall pay all reasonable Costs, including attorneys' fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 4.14 to the fullest extent permitted under the DGCL. The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under applicable law.

          (d) RCFC shall maintain Bayonne's existing directors and officers' insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by Bayonne's existing policy, including RCFC's existing policy if its meets the foregoing standard) covering persons who are currently covered by such insurance for a period of 3 years after the effective date.

          (e)  In the event RCFC or any of its successors or assigns
(i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of RCFC assume the obligations set forth in this Section 4.14.

          (f) The provisions of this Section 4.14 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

          Section 4.15.  Tax-Free Reorganization Treatment.   Prior to the
                         ----------------------------------
Effective Time, neither RCFC nor Bayonne shall intentionally take, fail to take, or cause to be taken or not taken, or cause or permit any of their respective Subsidiaries to take, fail to take, or cause to be taken or not taken, any action within its control that would disqualify the Merger as a reorganization within the meaning of Section 368(a) of the Code. Subsequent to the Effective Time, RCFC shall not take any action within its control that would disqualify the Merger as a reorganization under the Code.

          Section 4.16.  Divisional Board.  RCFC shall, promptly following the
                         ----------------
Effective Time, cause all of the members of Bayonne's Board of Directors as of the date of this Agreement, who are willing to so serve, to be elected to or appointed as members of RCFC's divisional board ("Divisional Board"), the function of which shall be to advise RCFC with respect to deposit and lending activities in Bayonne's market area and to maintain and develop customer relationships. The members of the Board who are willing to so serve shall be elected to serve a term not to exceed April 30, 2003. Beginning immediately after the Effective Time, each member of the Divisional Board shall receive an annual retainer fee of $12,000 and a $1,000 attendance fee for each board meeting attended. Each member of the Divisional Board shall be prohibited from competing with RCFC for the duration of the term for which they were elected or appointed. Such Divisional Board annual retainer fee shall be payable in quarterly installments or in one lump sum at any time in advance at the option of RCFC. The responsibilities and obligations of members of the Divisional Board shall be determined by RCFC. Service on the Divisional Board shall be deemed to constitute service for purposes of the vesting provisions of the Bayonne Option Plans and the Bayonne RRP. In the event RCFC or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of RCFC assume the obligations set forth in this
Section 4.16.

                                   ARTICLE V
                           CONDITIONS TO CONSUMMATION
                           --------------------------

          Section 5.1.   Conditions to Each Party's Obligations.  The respective
                         --------------------------------------
obligations of each party to effect the Merger, the Bank Merger and any other transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

          (a) this Agreement shall have been approved by the requisite vote of Bayonne's and RCFC's stockholders in accordance with applicable laws and regulations;

          (b) the Requisite Regulatory Approvals and any waivers with respect to this Agreement and the transactions contemplated hereby shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired; and all other consents, waivers and approvals of any third parties which are necessary to permit the consummation of the Merger and the other transactions contemplated hereby shall have been obtained or made except for those the failure to obtain would not have a Material Adverse Effect
(i) on Bayonne and its Subsidiaries taken as a whole or (ii) on RCFC and its Subsidiaries taken as a whole. No such approval or consent shall have imposed any condition or requirement that would so materially and adversely impact the economic or business benefits to RCFC or Bayonne of the transactions contemplated hereby that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into this Agreement.

          (c) no party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger, the Bank Merger or any other transactions contemplated by this Agreement;

          (d) no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any governmental authority which prohibits, restricts or makes illegal consummation of the Merger, the Bank Merger or any other transactions contemplated by this Agreement;

          (e) the Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement; RCFC shall have received all required approvals by state securities or "blue sky" authorities with respect to the transactions contemplated by this Agreement; and

          (f)  [RESERVED]

          (g)  [RESERVED]

          (h) RCFC shall have caused to be listed on the Nasdaq National Market, or on such other market on which shares of RCFC Common Stock shall then be trading, subject only to official notice of issuance, the shares of RCFC Common Stock to be issued by RCFC in exchange for the shares of Bayonne Common Stock.

          Section 5.2.   Conditions to the Obligations of RCFC and RCFC Bank.
                         ---------------------------------------------------
The obligations of RCFC and RCFC Bank to effect the Merger, the Bank Merger and any other transactions contemplated by this Agreement shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by RCFC:

          (a) each of the obligations of Bayonne and First Savings, respectively, required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of Bayonne and First Savings contained in this Agreement shall be true and correct, subject to Sections 2.1 and 2.2, as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as to any representation or warranty which specifically relates to an earlier date). RCFC shall have received a certificate to the foregoing effect signed by the chief executive officer and the chief financial or principal accounting officer of Bayonne;

          (b) all action required to be taken by, or on the part of, Bayonne and First Savings to authorize the execution, delivery and performance of this Agreement and the consummation by Bayonne and First Savings of the transactions contemplated hereby shall have been duly and validly taken by the Board of Directors and stockholders of Bayonne or First Savings, as the case may be, and RCFC shall have received certified copies of the resolutions evidencing such authorization;

          (c) Bayonne shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 5.1(b)) whose consent or approval shall be required in order to permit the succession by the surviving corporation pursuant to the Merger to any obligation, right or interest of Bayonne or its Subsidiaries under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which Bayonne or its Subsidiaries is a party or is otherwise bound, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on RCFC (after giving effect to the consummation of the transactions contemplated hereby) or upon the consummation of the transactions contemplated hereby.

          (d) RCFC shall have received certificates (such certificates to be dated as of a day as close as practicable to the Closing Date) from appropriate authorities as to the corporate existence and good standing of Bayonne and its Subsidiaries;

          (e) RCFC shall have received an opinion of Muldoon, Murphy & Faucette, counsel to RCFC, dated as of the Effective Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to RCFC, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

               (i) No gain or loss will be recognized by RCFC, RCFC Bank, Bayonne or First Savings as a result of the Merger;

               (ii) Except to the extent of any cash received in lieu of a fractional share interest in RCFC Common Stock, no gain or loss will be recognized by the stockholders of Bayonne who exchange their Bayonne Common Stock for RCFC Common Stock pursuant to the Merger;

               (iii) The tax basis of RCFC Common Stock received by stockholders who exchange their Bayonne Common Stock for RCFC Common Stock in the Merger will be the same as the tax basis of Bayonne Common Stock surrendered pursuant to the Merger, reduced by any amount allocable to a fractional share interest for which cash is received and increased by any gain recognized on the exchange; and

               (iv) The holding period of RCFC Common Stock received by each stockholder in the Merger will include the holding period of Bayonne Common Stock exchanged therefor, provided that such stockholder held such Bayonne Common Stock as a capital asset on the Effective Date.

          Such opinion may be based on, in addition to the review of such matters of fact and law as Muldoon, Murphy & Faucette considers appropriate,
(x) representations made at the request of Muldoon, Murphy & Faucette by RCFC, RCFC Bank, Bayonne, First Savings, stockholders of RCFC or Bayonne, or any combination of such persons and (y) certificates provided at the request of Muldoon, Murphy & Faucette by officers of RCFC, RCFC Bank, Bayonne, First Savings and other appropriate persons.

          Section 5.3.   Conditions to the Obligations of Bayonne and First
                         --------------------------------------------------
Savings.  The obligations of Bayonne and First Savings to effect the Merger, the
-------
Bank Merger and any other transactions contemplated by this Agreement shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Bayonne:

          (a) each of the obligations of RCFC and RCFC Bank, respectively, required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of RCFC and RCFC Bank contained in this Agreement shall be true and correct, subject to Sections 2.1 and 2.2, as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as to any representation or warranty which specifically relates to an earlier date). Bayonne shall have received a certificate to the foregoing effect signed by the chief executive officer and the chief financial or principal accounting officer of RCFC;

          (b) all action required to be taken by, or on the part of, RCFC and RCFC Bank to authorize the execution, delivery and performance of this Agreement and the consummation by RCFC and RCFC Bank of the transactions contemplated hereby shall have been duly and validly taken by the Board of Directors and stockholders of RCFC or RCFC Bank, as the case may be, and Bayonne shall have received certified copies of the resolutions evidencing such authorization;

          (c) RCFC shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 5.1(b)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which RCFC or its Subsidiaries is a party or is otherwise bound, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on RCFC (after giving effect to the transactions contemplated hereby) or upon the consummation of the transactions contemplated hereby.

          (d) Bayonne shall have received certificates (such certificates to be dated as of a day as close as practicable to the Closing Date) from appropriate authorities as to the corporate existence and good standing of RCFC and its Subsidiaries;

          (e) Bayonne shall have received an opinion of Breyer & Aguggia LLP, counsel to Bayonne, dated as of the Effective Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Bayonne, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

               (i) No gain or loss will be recognized by RCFC, RCFC Bank, Bayonne or First Savings as a result of the Merger;

               (ii) Except to the extent of any cash received in lieu of a fractional share interest in RCFC Common Stock, no gain or loss will be recognized by the stockholders of Bayonne who exchange their Bayonne Common Stock for RCFC Common Stock pursuant to the Merger;

               (iii) The tax basis of RCFC Common Stock received by stockholders who exchange their Bayonne Common Stock for RCFC Common Stock in the Merger will be the same as the tax basis of Bayonne Common Stock surrendered pursuant to the Merger, reduced by any amount allocable to a fractional share interest for which cash is received and increased by any gain recognized on the exchange; and

               (iv) The holding period of RCFC Common Stock received by each stockholder in the Merger will include the holding period of Bayonne Common Stock exchanged therefor, provided that such stockholder held such Bayonne Common Stock as a capital asset on the Effective Date.

          (f) RCFC shall have provided to the Exchange Agent (i) certificates representing at least the aggregate number of shares of RCFC Common Stock to be issued to the shareholders of Bayonne pursuant to the terms hereof, and (ii) sufficient cash to pay Bayonne shareholders their fractional share interest as provided herein.

          Such opinion may be based on, in addition to the review of such matters of fact and law as Breyer & Aguggia, LLP considers appropriate, (x) representations made at the request of Breyer & Aguggia LLP by RCFC, RCFC Bank, Bayonne, First Savings, stockholders of RCFC or Bayonne, or any combination of such persons and (y) certificates provided at the request of Breyer & Aguggia LLP by officers of RCFC, RCFC Bank, Bayonne and other appropriate persons.


                                   ARTICLE VI
                                  TERMINATION
                                  -----------

          Section 6.1.   Termination.   This Agreement may be terminated, and
                         -----------
the Merger abandoned, at or prior to the Effective Date, either before or after any requisite stockholder approval:

          (a) by the mutual consent of RCFC and Bayonne in a written instrument, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board; or

          (b) by RCFC or Bayonne, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of the failure of the stockholders of Bayonne or RCFC to approve the Agreement at its Stockholder Meeting called to consider such approval; provided, however, that Bayonne or RCFC, as the case may be, shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 4.8; or

          (c) by RCFC or Bayonne, by written notice to the other party, if either (i) any approval, consent or waiver of a governmental agency required to permit consummation of the transactions contemplated hereby shall have been denied or (ii) any governmental authority of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

          (d) by RCFC or Bayonne, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by April 30, 1999 ("Initial Termination Date"); provided, that if, as of such date, all necessary regulatory or governmental approvals, consents or waivers required to consummate the transactions contemplated hereby shall not have been obtained but all other conditions to the consummation of the Merger (other than the delivery of executed documents at the Closing) shall be fulfilled, the Initial Termination Date shall be extended to July 31, 1999, unless the failure to so consummate by such time is due to the breach of any representation, warranty or covenant contained in this Agreement by the party seeking to terminate; or

          (e) by RCFC, if the Board of Directors of Bayonne does not publicly recommend in the Proxy Statement that Bayonne's stockholders approve and adopt this Agreement or if, after recommending in the Proxy that stockholders approve and adopt this Agreement, the Board of Directors of Bayonne shall have withdrawn, modified or amended such recommendation in any respect materially adverse to RCFC; or

          (f) by RCFC or Bayonne by written notice to the other party in the event that there has occurred since the date of this Agreement an event, condition, change or occurrence which, individually or in the aggregate, has had or could reasonably be expected to result in a Material Adverse Effect on Bayonne or RCFC as the case may be; provided that each party shall have given the other 30 calendar days prior written notice of such termination, and such party shall not have remedied such event, condition, change or occurrence by the end of such 30-day period;

          (g) by Bayonne, if its Board of Directors so determines by the requisite vote of members of its entire board, at any time during the 5-day period commencing with the Valuation Date, if both of the following conditions are satisfied:

               (i) Richmond Market Value is less than $15.41, adjusted as indicated in the last sentence of this Section 6.1(g); and

               (ii) (A) the number obtained by dividing Richmond Market Value on such Valuation Date by the Initial RCFC Market Value (the "Richmond Ratio") is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.15 from the quotient in this clause (ii)(B) (the "Index Ratio");

subject, however, to the following three sentences: (1) if Bayonne elects to exercise its termination right pursuant to this Section 6.1(g), it shall give prompt written notice to Richmond (provided, further, that such notice of election to terminate may be withdrawn at any time during the 5-day period); (2) for a period of 7 days commencing with its receipt of such notice, RCFC shall have the option to increase the consideration to be received by the holders of Bayonne

Common Stock hereunder, by adjusting the Exchange Ratio to equal the lesser of
(x) a number equal to a fraction, the numerator of which is 1.05 multiplied by the Initial RCFC Market Value multiplied by .85 and the denominator of which is the Richmond Market Value, and (y) a number equal to a fraction, the numerator of which is the Index Ratio multiplied by 1.05 and the denominator of which is Richmond Ratio; and (3) if RCFC so elects it shall give prompt written notice to Bayonne of such election and the adjusted Merger Consideration, whereupon no termination shall have occurred pursuant to this Section 6.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Merger Consideration shall have been so adjusted).

     For purposes of this Section 6.1(g), the following terms shall have the meanings indicated below:

          "Final Index Price" means the sum of the Final Prices for each company comprising the Index Group multiplied by the applicable weighting.

          "Final Price," with respect to any company being a member of the Index Group, means the average of the daily closing sales prices of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the period of 15 trading days ending on the Valuation Date, adjusted as indicated in the last sentence of this Section 6.1(g).

          "Index Group" means the 14 financial institution holding companies listed below, the common stock of all of which are publicly traded and as to which there have not been any publicly announced proposal at any time during the period beginning on the date of this Agreement and ending on the Valuation Date for any such company to be acquired. In the event that the common stock of any such company ceases to be publicly traded or a proposal to acquire any such company is announced at any time during the period beginning on the date of this Agreement and ending on the Valuation Date, such company shall be removed from the Index Group, and the weights attributed to the remaining companies shall be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The 14 financial institution holding companies and the weights attributed to them are as follows:

          Holding Company                      Weighting
          ---------------                      ---------
          GreenPoint Financial Corp.             27.71%
          Astoria Financial Corp.                11.20%
          Independence Community Bank Corp.       9.97%
          Staten Island Bancorp, Inc.             8.14%
          Webster Financial Corp.                 7.16%
          St. Paul Bancorp, Inc.                  6.61%
          Queens County Bancorp, Inc.             5.13%

          Holding Company                      Weighting
          ---------------                      ---------
          Bay View Capital Corp.                  4.96%
          JSB Financial, Inc.                     4.52%
          MAF Bancorp                             4.24%
          Anchor BanCorp Wisconsin                3.03%
          InterWest Bancorp                       2.88%
          Reliance Bancorp, Inc.                  2.76%
          Haven Bancorp, Inc.                     1.69%

          "Initial Index Price" means the sum of each per share closing price of the common stock of each company comprising the Index Group multiplied by the applicable weighting, as such prices are reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded on the trading day immediately preceding the public announcement of this Agreement.

          "Initial RCFC Market Value" means the closing sales price of RCFC Common Stock, as reported on the Nasdaq National Market, on the trading day immediately preceding the public announcement of this Agreement, adjusted as indicated in the last Section 6.1(e).

          "Richmond Market Value" shall have the meaning set forth in Section 1.2(c) hereof.

          "Valuation Date" means the Valuation Date, as defined in Section 1.2(c) hereof.

If RCFC or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Valuation Date, the prices for the common stock of such company shall be appropriately adjusted, in the manner specified in Section 1.2(b) of this Agreement, for the purposes of applying this Section 6.1(g).

          (h) by RCFC or Bayonne (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of (i) a failure to perform or comply by the other party with any covenant or agreement of such other party contained in this Agreement, which failure or non-compliance is material in the context of the transactions contemplated by this Agreement, or (ii) subject to
Section 2.2(b), any inaccuracies, omissions or breach in the representations, warranties, covenants or agreements of the other party contained in this Agreement the circumstances as to which either individually or in the aggregate have, or reasonably could be expected to have, a Material Adverse Effect on such other party; in either case which has not been or cannot be cured within 30 calendar days after written notice thereof is given by the party seeking to terminate to such other party.

          (i) by Bayonne, if the Board of Directors of RCFC does not publicly recommend in the Proxy Statement-Prospectus that RCFC's stockholders approve and adopt this Agreement or if, after recommending in the Proxy Statement-Prospectus that stockholders approve and adopt this Agreement, the Board of Directors of RCFC shall have withdrawn, modified or amended such recommendation in any respect materially adverse to Bayonne.

          (j) by Bayonne, if the Board of Directors of Bayonne reasonably determines that a proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 65% of the combined voting power of the shares of Bayonne Common Stock then outstanding or all or substantially all of the assets of Bayonne constitutes a Superior Proposal and that such proposal must be accepted; provided, however, that prior to any such termination, Bayonne shall use its reasonable efforts to negotiate in good faith with RCFC to make such adjustments in the terms and conditions of this agreement a would enable Bayonne to proceed with the transactions contemplated herein.

          Section 6.2.   Effect of Termination.  In the event of termination of
                         ---------------------
this Agreement by either RCFC or Bayonne as provided in Section 6.1, this Agreement shall forthwith become void and have no effect except (i) Sections 4.3(a), 8.6 and 8.7, shall survive any termination of this Agreement, (ii) that notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.


                                  ARTICLE VII
                   CLOSING, EFFECTIVE DATE AND EFFECTIVE TIME
                   ------------------------------------------

          Section 7.1.   Effective Date and Effective Time.  The closing of the
                         ---------------------------------
transactions contemplated hereby ("Closing") shall take place at the offices of Muldoon, Murphy & Faucette, 5101 Wisconsin Ave. N.W., Washington, D.C. 20016, unless another place is agreed to by RCFC and Bayonne, on a date ("Closing Date") that is no later than 14 days following the date on which the expiration of the last applicable waiting period in connection with notices to and approvals of governmental authorities shall occur and all conditions to the consummation of this Agreement are satisfied or waived, or on such other date as may be agreed to by the parties. Prior to the Closing Date, RCFC and Bayonne shall execute a Certificate of Merger in accordance with all appropriate legal requirements, which shall be filed as required by law on the Closing Date, and the Merger provided for therein shall become effective upon such filing or on such date as may be specified in such Certificate of Merger. The date of such filing or such later effective date as specified in the Certificate of Merger is herein referred to as the "Effective Date." The "Effective Time" of the Merger shall be as set forth in the Certificate of Merger.

          Section 7.2.   Deliveries at the Closing.   Subject to the provisions
                         -------------------------
of Articles V and VI, on the Closing Date there shall be delivered to RCFC and Bayonne the documents and instruments required to be delivered under Article V.


                                  ARTICLE VIII
                             CERTAIN OTHER MATTERS
                             ---------------------

          Section 8.1.   Certain Definitions; Interpretation.   As used in this
                         -----------------------------------
Agreement, the following terms shall have the meanings indicated:

          "material" means material to RCFC or Bayonne (as the case may be) and its respective Subsidiaries, taken as a whole.

          "person" includes an individual, corporation, limited liability company, partnership, association, trust or unincorporated organization.

          When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation." Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

          Section 8.2.   Survival.   Only those agreements and covenants of the
                         --------
parties that are by their terms applicable in whole or in part after the Effective Time, including Sections 4.3(a), 4.13, 4.14, 4.15, 4.16 and 8.6 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

          Section 8.3.   Waiver; Amendment.   Prior to the Effective Time, any
                         -----------------
provision of this Agreement may be: (i) waived in writing by the party benefitted by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the stockholders of Bayonne or RCFC, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of Bayonne Common Stock or contravene any provision of the DGCL or the federal banking laws, rules and regulations.

          Section 8.4.   Counterparts.   This Agreement may be executed in
                         ------------
counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

          Section 8.5.   Governing Law.   This Agreement shall be governed by,
                         -------------
and interpreted in accordance with, the laws of the State of New York, without regard to conflicts of laws principles.

          Section 8.6.   Expenses.   Each party hereto will bear all expenses
                         --------
incurred by it in connection with this Agreement and the transactions contemplated hereby; provided, however, that RCFC shall pay all printing and mailing expenses and filing fees associated with the registrations and approvals required hereunder.

          Section 8.7.   Notices.   All notices, requests, acknowledgments and
                         -------
other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission (confirmed in writing) to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice (in accordance with this provision) to the other party hereto.

          If to Bayonne, to:

                    Bayonne Bancshares, Inc.
                    586 Broadway
                    Bayonne, New Jersey 07002
                    Facsimile:  (201) 437-2912

                    Attention:  Patrick F.X. Nilan
                                Chairman of the Board

          With copies to:

                    Bayonne Bancshares, Inc.
                    586 Broadway
                    Bayonne, New Jersey 07002
                    Facsimile:  (201) 437-5958

                    Attention:  Thomas M. Coughlin
                                Corporate Secretary

          and

                    Paul M. Aguggia, Esq.
                    Breyer & Aguggia LLP
                    1300 I Street, N.W., Suite 470 East
                    Washington, DC  20005
                    Facsimile:  (201) (737-7979)

          If to RCFC, to:

                    Richmond County Financial Corp.
                    1214 Castleton Avenue
                    Staten Island, New York  10310
                    Facsimile:  (718) 390-0224

                    Attention:  Michael F. Manzulli
                                Chairman of the Board and
                                  Chief Executive Officer

          With copies to:

                    Richmond County Financial Corp.
                    1214 Castleton Avenue
                    Staten Island, New York  10310
                    Facsimile:  (718) 390-0224

                    Attention:  Thomas R. Cangemi
                                Senior Vice President, Chief Financial
                                  Officer and Secretary

          and

                    Douglas P. Faucette, Esq.
                    Muldoon, Murphy & Faucette
                    5101 Wisconsin Avenue, N.W.
                    Washington, D.C.  20016
                    Facsimile: (202) 966-9409


          Section 8.8.   Entire Agreement; etc.   This Agreement, together with
                         ---------------------
the Plan of Bank Merger, Option Agreement and the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for Section 4.13, 4.14 and 4.16, which confer rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

          Section 8.9.   Assignment.   This Agreement may not be assigned by
                         ----------
either party hereto without the written consent of the other party.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the 14th day of October, 1998.

                            RICHMOND COUNTY FINANCIAL CORP.


                            By: /s/ Michael F. Manzulli
                                -----------------------------------
                                Michael F. Manzulli
                                Chairman of the Board and
                                   Chief Executive Officer


                            BAYONNE BANCSHARES, INC.


                            By: /s/ Patrick F.X. Nilan
                                --------------------------------------
                                Patrick F.X. Nilan
                                Chairman of the Board

                                                                         ANNEX B

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of July 19, 1998 (the "Agreement"), by and between Bayonne Bancshares, Inc., a Delaware corporation ("Issuer"), and Richmond County Financial Corp., a Delaware corporation ("Grantee").

     WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger dated as of July 19, 1998 (the "Plan"), providing for, among other things, the merger of Issuer with and into Grantee, with Grantee as the surviving corporation; and

     WHEREAS, as a condition and inducement to Grantee's execution of the Plan, Grantee has required that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below);

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Plan, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

     1. DEFINED TERMS. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Plan.

     2. GRANT OF OPTION. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 1,809,804 shares (as adjusted as set forth herein, the "Option Shares", which shall include the Option Shares before and after any transfer of such Option Shares) of common stock, par value $0.01 per share ("Issuer Common Stock"), of Issuer at a purchase price per Option Share (the "Purchase Price") equal to $15.50.

     3.   EXERCISE OF OPTION.

     (a) Provided that (i) Grantee or Holder (as defined below), as applicable, shall not be in material breach of the agreements or covenants contained in this Agreement or the Plan, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, the Holder may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event (as hereinafter defined); PROVIDED that the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time, (B) termination of the Plan by Issuer in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as hereinafter defined) (an "Issuer Termination"), (C) 12 months after the termination of the Plan by Issuer other than pursuant to an Issuer Termination, (D) 12 months after the termination of the Plan by Grantee in accordance with the terms thereof, and (E) 12 months after the first occurrence of a Purchase Event; PROVIDED, HOWEVER, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law, including, without limitation, the Home Owners' Loan Act, as amended (the "HOLA"); provided, further, however, that if the option cannot be exercised on any day because of an injunction, order or similar restraint issued by a court of competent jurisdiction, the period during which the option may be exercised shall be extended so that the option shall expire no earlier than the tenth business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be. The term "Holder" shall mean the holder or holders of the Option from time to time, and which initially is Grantee.

     (b) As used herein, a "Purchase Event" means any of the following events:

          (i) Without Grantee's prior written consent, Issuer shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than Grantee or any subsidiary of Grantee) to effect an Acquisition Transaction. As used herein, the term "Acquisition Transaction" shall mean (A) a merger, consolidation or similar transaction involving Issuer or any of its significant subsidiaries, (B) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of Issuer or any of its significant subsidiaries representing in either case 20% or more of the consolidated assets or deposits of Issuer and its subsidiaries, or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 15% or more of the voting power of Issuer or any of its significant subsidiaries other than the issuance of Issuer Common Stock upon the exercise of outstanding options; or

          (ii) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the voting power of Issuer or any of its significant subsidiaries.

     (c) As used herein, a "Preliminary Purchase Event" means any of the following events:

          (i) any person (other than Grantee or any subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange
     Act), or shall have filed a registration statement under the Securities Act with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

          (ii) the holders of Issuer Common Stock shall not have approved the Plan at the Meeting, the Meeting shall not have been held or shall have been canceled prior to termination of the Plan, or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Plan, in each case after it shall have been publicly announced that any person (other than Grantee or any subsidiary of Grantee) shall have (A) made or disclosed an intention to make a proposal to engage in an Acquisition Transaction, or (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer; or

          (iii) any person, other than Grantee or any subsidiary of Grantee, shall have made a bona fide proposal to Issuer or its stockholders by public announcement, or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction; or

          (iv) after a bona fide proposal is made by a third party to Issuer or its stockholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Plan and such breach would entitle Grantee to terminate the Plan under Section 6.1(h) thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Mergers pursuant to the terms of the Plan); or

          (v) any person, other than Grantee or any subsidiary of Grantee, other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with the Office of Thrift Supervision (the "OTS"), or other federal or state bank regulatory authority, for approval to engage in an Acquisition Transaction.

          As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

     (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Preliminary Purchase Event or Purchase Event (in either case, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of Holder to exercise the Option.

     (e) In the event Holder wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"); PROVIDED, HOWEVER, if any required application for listing such shares on the Nasdaq National Market has not been approved by the date so specified, such date shall be extended for a period not to exceed 21 days from the

Notice Date. If prior notification to or approval of the OTS or any other regulatory authority is required in connection with such purchase, Issuer shall cooperate with the Holder in the filing of the required notice or application for approval and the obtaining of such approval and the Closing shall occur immediately following such regulatory approvals (and any mandatory waiting periods). Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

     4.   PAYMENT AND DELIVERY OF CERTIFICATES.

     (a) On each Closing Date, Holder shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date, and (ii) present and surrender this Agreement to the Issuer at the address of the Issuer specified in subsection (f) of
Section 11 hereof.

     (b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in subsection (a) of this Section 4, (i) Issuer shall deliver to Holder (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever and subject to no preemptive rights, and (B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder, and (ii) Holder shall deliver to Issuer a letter agreeing that Holder shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

     (c) In addition to any other legend that is required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

     THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF JULY 19, 1998. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

     It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act.

     (d) Upon the giving by Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of Section 3 hereof, the tender of the applicable purchase price in immediately available funds and the tender of this Agreement to Issuer, Holder shall be deemed to be the holder of record of the shares of Issuer Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Issuer Common Stock shall not then be actually delivered to Holder. Issuer shall pay all expenses, and any and all United States federal, state, and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section in the name of Holder or its assignee, transferee, or designee.

     (e) Issuer agrees (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Issuer Common Stock so that the Option may be exercised without additional authorization of Issuer Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Issuer Common Stock, (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer, (iii) promptly to take all action as may from time to time be required (including (A) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. (S)18a and regulations promulgated thereunder and (B) in the event, under the HOLA, or the Change in Bank Control Act of 1978, as amended, or a state banking law, prior approval of or notice to the OTS or to any state regulatory authority is necessary before the Option may be exercised, cooperating fully with Holder in preparing such applications or notices and providing such information to the OTS or such state regulatory authority as they may require) in order to permit Holder to exercise the Option and Issuer duly and effectively to issue shares of the Issuer Common Stock pursuant hereto, and (iv) promptly to take all action provided herein to protect the rights of Holder against dilution.

     5. REPRESENTATIONS AND WARRANTIES OF ISSUER. Issuer hereby represents and warrants to Grantee (and Holder, if different than Grantee) as follows:

     (a) Due Authorization.  Issuer has all requisite corporate power and
         -----------------
authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Issuer. This Agreement has been duly executed and delivered by Issuer.

     (b) Authorized Stock.  Issuer has taken all necessary corporate and other
         ----------------
action to authorize and reserve and to permit it to issue, and, at all times from the date hereof until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, the number of shares of Issuer Common Stock necessary for Holder to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable pursuant to Section 7, upon issuance pursuant hereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, including any preemptive rights of any stockholder of Issuer.

     (c)  No Violations.  The execution, delivery and performance of this
          -------------
Agreement does not and will not, and the consummation by Issuer of any of the transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, its Certificate of Incorporation or By-Laws, or the comparable governing instruments of any of its subsidiaries, or
(ii) a breach or violation of, or a default under, any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of it or any of its subsidiaries (with or without the giving of notice, the lapse of time or both) or under any law, rule, ordinance or regulation or judgment, degree, order, award or governmental or non-governmental permit or license to which it or any of its subsidiaries is subject, that would, in any case, give any other person the ability to prevent or enjoin Issuer's performance under this Agreement in any material respect.

     6. REPRESENTATIONS AND WARRANTIES OF GRANTEE. Grantee hereby represents and warrants to Issuer that:

     (a) Due Authorization.  Grantee has all requisite corporate power and
         -----------------
authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

     (b) Purchase not for Distribution.  This Option is not being, and any
         -----------------------------
Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

     7.   ADJUSTMENT UPON CHANGES IN ISSUER CAPITALIZATION, ETC.

     (a) In the event of any change in Issuer Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Holder shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Holder would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this subsection (a), upon exercise of any option to purchase Issuer Common Stock outstanding on the date hereof or upon conversion into Issuer Common Stock of any convertible security of Issuer outstanding on the date hereof), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Issuer Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option. No provision of this Section 7 shall be deemed to affect or change, or constitute authorization for any violation of, any of the covenants or representations in the Plan.

     (b) In the event that Issuer shall enter in an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the outstanding shares of Issuer Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Holder, of either (x) the Acquiring Corporation (as hereinafter defined), (y) any person that controls the Acquiring Corporation, or
(z) in the case of a merger described in clause (ii), Issuer (such person being referred to as "Substitute Option Issuer").

     (c) The Substitute Option shall have the same terms as the Option, provided, that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Holder. Substitute Option Issuer shall also enter into an agreement with Holder in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

     (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of shares of Issuer Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as hereinafter defined). The exercise price of Substitute Option per share of Substitute Common Stock (the "Substitute Option Price") shall then be equal to the Option Price multiplied by a fraction in which the numerator is the number of shares of Issuer Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares of the Substitute Common Stock for which the Substitute Option is exercisable.

     (e) The following terms have the meanings indicated:

          (1) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, or (iii) the transferee of all or substantially all of Issuer's assets (or a substantial part of the assets of its subsidiaries taken as a whole).

          (2) "Substitute Common Stock" shall mean the common stock issued by Substitute Option Issuer upon exercise of the Substitute Option.

          (3) "Assigned Value" shall mean the highest of (x) the price per share of Issuer Common Stock at which a Tender Offer or an Exchange Offer therefor has been made, (y) the price per share of Issuer Common Stock to be paid by any third party pursuant to an agreement with Issuer, and (z) the highest per share closing price for shares of Issuer Common Stock within the six-month period immediately preceding the consolidation, merger, or sale in question. In the event that a Tender Offer or an Exchange Offer is made for Issuer Common Stock or an agreement is entered into for a merger or consolidation involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for Issuer Common Stock shall be determined by a nationally recognized investment banking firm selected by Holder or Owner, as the case may be (and if there are both a Holder and an Owner, the Holder).

          (4) "Average Price" shall mean the average closing price per share of Substitute Common Stock for the one year immediately preceding the consolidation, merger, or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the person merging into Issuer or by any company which controls such person, as Holder may elect.

     (f) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock but for the limitation in the first sentence of this subsection (f), Substitute Option Issuer shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in the first sentence of this subsection (f) over (ii) the value of the Substitute Option after giving effect to the limitation in the first sentence of this subsection (f). This difference in value shall be determined by a nationally-recognized investment banking firm selected by Holder.

     (g) Issuer shall not enter into any transaction described in subsection (b) of this Section 7 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder and take all other actions that may be necessary so that the provisions of this Section 7 are given full force and effect (including, without limitation, any action that may be necessary so that the holders of the other shares of common stock issued by Substitute Option Issuer are not entitled to exercise any rights by reason of the issuance or exercise of the Substitute Option and the shares of Substitute Common Stock are otherwise in no way distinguishable from or have lesser economic value (other than any dimunition in value resulting from the fact that the Substitute Common Stock are restricted securities, as defined in Rule 144 under the Securities Act) than other shares of common stock issued by Substitute Option Issuer).

     8.   REGISTRATION RIGHTS.

     (a) Demand Registration Rights.  Issuer shall, subject to the conditions
         --------------------------
of subparagraph (c) below, if requested by any Holder or Owner, as applicable, including Grantee and any permitted transferee ("Selling Shareholder"), as expeditiously as possible prepare and file a registration statement under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of Issuer Common Stock or other securities that have been acquired by or are issuable to the Selling Shareholder upon exercise of the Option in accordance with the intended method of sale or other disposition stated by the Selling Shareholder in such request, including without limitation a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares or other securities for sale under any applicable state securities laws. Grantee shall have the right to demand no more than two registrations pursuant to this paragraph. If requested by Grantee in connection with any such registration, Issuer and Grantee shall provide each other with representatives, warranties, indemnities and other agreements customarily given in connection with such registration. If requested by Grantee in connection with any such registration, Issuer and Grantee shall become party to any underwriting agreement relating to the sale of the Option Shares, but only to the extent of obligating themselves in respect of representations, warranties, indemnities and other agreement customarily included in such underwriting agreements.

     (b) Additional Registration Rights.  If Issuer at any time after the
         ------------------------------
exercise of the Option proposes to register any shares of Issuer Common Stock under the Securities Act in connection with an underwritten public offering of such Issuer Common Stock, Issuer will promptly give written notice to the Selling Shareholders of its intention to do so and, upon the written request of any Selling Shareholder given within 30 days after receipt of any such notice (which request shall specify the number of shares of Issuer Common Stock intended to be included in such underwritten public offering by the Selling Shareholder), Issuer will cause all such shares for which a Selling Shareholder requests participation in such registration, to be so registered and included in such underwritten public offering; PROVIDED, HOWEVER, that Issuer may elect to not cause any such shares to be so registered (i) if the underwriters in good faith object for valid business reasons, or (ii) in the case of a registration solely to implement an employee benefit plan or a registration filed on Form S-4; PROVIDED, FURTHER, HOWEVER, that such election pursuant to (i) may only be made two times. If some but not all the shares of Issuer Common Stock, with respect to which Issuer shall have received requests for registration pursuant to this subsection (b) shall be excluded from such registration, Issuer shall make appropriate allocation of shares to be registered among the Selling Shareholders desiring to register their shares pro rata in the proportion that the number of shares requested to be registered by each such Selling Shareholder bears to the total number of shares requested to be registered by all such Selling Shareholders then desiring to have Issuer Common Stock registered for sale.

     (c) Conditions to Required Registration.  Issuer shall use all reasonable
         -----------------------------------
efforts to cause each registration statement referred to in subparagraph (a) above to become effective and to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective, PROVIDED, HOWEVER, that Issuer may delay any registration of Option Shares required pursuant to subparagraph (a) above for a period not exceeding 180 days provided Issuer shall in good faith determine that any such registration would adversely affect an offering or contemplated offering of other securities by Issuer, and Issuer shall not be required to register Option Shares under the Securities Act pursuant to subsection (a) above:

          (i) prior to the earliest of (a) termination of the Plan pursuant to
     Section 6.1 thereof, (b) failure to obtain the requisite stockholder approval pursuant to Section 4.8 of the Plan, and (c) a Purchase Event or a Preliminary Purchase Event;

          (ii) on more than one occasion during any calendar year;

          (iii) within 90 days after the effective date of a registration referred to in subsection (b) above pursuant to which the Selling Shareholder or Selling Shareholders concerned were afforded the opportunity to register such shares under the Securities Act and such shares were registered as requested; and

          (iv) unless a request therefor is made to Issuer by Selling Shareholders that hold at least 25% or more of the aggregate number of Option Shares (including shares of Issuer Common Stock issuable upon exercise of the Option) then outstanding.

     In addition to the foregoing, Issuer shall not be required to maintain the effectiveness of any registration statement after the expiration of nine months from the effective date of such registration statement. Issuer shall use all reasonable efforts to make any filings, and take all steps, under all applicable state securities laws to the extent necessary to permit the sale or other disposition of the Option Shares so registered in accordance with the intended method of distribution for such shares, PROVIDED, HOWEVER, that Issuer shall not be required to consent to general jurisdiction or qualify to do business in any state where it is not otherwise required to so consent to such jurisdiction or to so qualify to do business.

     (d) Expenses.  Except where applicable state law prohibits such payments,
         --------
Issuer will pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses (including the fees and expenses of counsel), legal expenses, including the reasonable fees and expenses of one counsel to the holders whose Option Shares are being registered, printing expenses and the costs of special audits or "cold comfort" letters, expenses of underwriters, excluding discounts and commissions but including liability insurance if Issuer so desires or the underwriters so require, and the reasonable fees and expenses of any necessary special experts) in connection with each registration pursuant to subsection (a) or (b) above (including the related offerings and sales by holders of Option Shares) and all other qualifications, notifications or exemptions pursuant to subsection (a) or (b) above.

     (e) Indemnification.  In connection with any registration under Section
         ---------------
8(a) or 8(b) of this Agreement, Issuer hereby indemnifies the Selling Shareholders, and each underwriter thereof, including each person, if any, who controls such holder or underwriter within the meaning of Section 15 of the Securities Act, against all expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement of a material fact contained in any registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such Selling Shareholders, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement that was included by issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to Issuer by such holder or such underwriter, as the case may be, expressly for such use.

     Promptly upon receipt by a party indemnified under this Section 8(e) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this Section 8(e), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this Section 8(e). In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless
(i) the indemnifying party either agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel satisfactory to the indemnified party, or (iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interest of the indemnified party, in which case the indemnifying party shall be entitled to assume the defense of such action notwithstanding its obligation to bear fees and expenses of such counsel. No indemnifying party shall be liable for any settlement entered into without its consent, which consent may not be unreasonably withheld.

     If the indemnification provided for in this Section 8(e) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by Issuer, the Selling Shareholders and the underwriters from the offering of the securities and also the relative fault of Issuer, the Selling Shareholders, and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, however, that in no case shall any Selling Shareholder be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any holder to indemnify shall be several and not joint with other holders.

     In connection with any registration pursuant to Section 8(a) or 8(b) of this Agreement, Issuer and each Selling Shareholder (other than Grantee) shall enter into an agreement containing the indemnification provisions of Section 8(e) of this Agreement.

     (f) Miscellaneous Reporting.  Issuer shall comply with all reporting
         -----------------------
requirements and will do all such other things as may be necessary to permit the expeditious sale at any time of any Option Shares by the Selling Shareholders thereof in accordance with and to the extent permitted by any rule or regulation promulgated by the SEC from time to time, including, without limitation, Rule 144A. Issuer shall at its expense provide the Selling Shareholders with any information necessary in connection with the completion and filing of any reports or forms required to be filed by them under the Securities Act or the Exchange Act, or required pursuant to any state securities laws or the rules of any stock exchange.

     (g) Issuer Taxes.  Issuer will pay all stamp taxes in connection with the
         ------------
issuance and the sale of the Option Shares and in connection with the exercise of the Option, and will save the Selling Shareholders harmless, without limitation as to time, against any and all liabilities, with respect to all such taxes.

     9. QUOTATION; LISTING. If Issuer Common Stock or any other securities to be acquired in connection with the exercise of the Option are then authorized for quotation or trading or listing on the Nasdaq National Market or any securities exchange, Issuer, upon the request of Holder, will promptly file an application, if required, to authorize for quotation or trading or listing the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the Nasdaq National Market or such other securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

     10. DIVISION OF OPTION. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Holder, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     11.  MISCELLANEOUS.

     (a) Expenses.  Each of the parties hereto shall bear and pay all costs and
         --------
expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) Waiver and Amendment.  Any provision of this Agreement may be waived at
         --------------------
any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (c) Entire Agreement: no Third-party Beneficiary; Severability.  This
         ----------------------------------------------------------
Agreement, together with the Plan and the other documents and instruments referred to herein and therein, between Grantee and Issuer (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto (other than any transferees of the Option Shares or any permitted transferee of this Agreement pursuant to subsection (h) of this Section 11 and other than indemnified parties under subsection (e) of Section 8) any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Holder or Owner to acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in Section 3 (as adjusted pursuant to Section 7), it is the express intention of Issuer to allow Holder or Owner to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

     (d) Governing Law.  This Agreement shall be governed and construed in
         -------------
accordance with the laws of the State of Delaware without regard to any applicable conflicts of law rules.

     (e) Descriptive Headings.  The descriptive headings contained herein are
         --------------------
for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     (f) Notices.  All notices and other communications hereunder shall be in
         -------
writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     If to Issuer, to:   Bayonne Bancshares, Inc.
                         586 Broadway
                         Bayonne, New Jersey 07002
                         Facsimile: (201) 437-2912
                         Attention: Patrick F.X. Nilan
                                    Chairman of the Board

     With copies to:     Bayonne Bancshares, Inc.
                         586 Broadway
                         Bayonne, New Jersey 07002
                         Facsimile: (201) 437-5958
                         Attention: Thomas M. Coughlin
                                    Corporate Secretary

          and            Paul M. Aguggia, Esq.
                         Breyer & Aguggia LLP
                         1300 I Street, N.W., Suite 470 East
                         Washington, DC  20005
                         Facsimile: (201) (737-7979)

     If to Grantee, to:  Richmond County Financial Corp.
                         1214 Castleton Avenue
                         Staten Island, New York  10310
                         Facsimile: (718) 390-0224
                         Attention: Michael F. Manzulli
                                    Chairman of the Board and
                                     Chief Executive Officer

     With copies to:     Richmond County Financial Corp.
                         1214 Castleton Avenue
                         Staten Island, New York  10310
                         Facsimile: (718) 390-0224
                         Attention: Thomas R. Cangemi
                                    Senior Vice President, Chief Financial
                                     Officer and Secretary

          and            Douglas P. Faucette, Esq.
                         Muldoon, Murphy & Faucette
                         5101 Wisconsin Avenue, N.W.
                         Washington, D.C.  20016
                         Facsimile: (202) 966-9409

     (g) Counterparts.  This Agreement and any amendments hereto may be executed
         ------------
in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

     (h) Assignment.  Neither this Agreement nor any of the rights, interests or
         ----------
obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Holder may assign this Agreement to a wholly-owned subsidiary of Holder and Holder may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     (i) Further Assurances.  In the event of any exercise of the Option by the
         ------------------
Holder, Issuer and the Holder shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

     (j) Specific Performance.  The parties hereto agree that this Agreement may
         --------------------
be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

     IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

                            BAYONNE BANCSHARES, INC.


                            By: /s/   Patrick F.X. Nilan
                                -----------------------------------------------
                            NAME:  Patrick F.X. Nilan
                            TITLE: Chairman of the Board


                            RICHMOND COUNTY FINANCIAL CORP.


                            By: /s/  Michael F. Manzulli
                                -----------------------------------------------
                            NAME:  Michael F. Manzulli
                            TITLE: Chairman of the Board and
                                   Chief Executive Officer

                                                                         ANNEX C



                               January 28, 1999



Board of Directors
Richmond County Financial Corp.
1214 Castleton Avenue
Staten Island, NY   10310-1702

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Richmond County Financial Corp. (the "Company") common stock (the "Company Common Stock"), par value $0.01, of the consideration to be paid by the Company to the holders of Bayonne Bancshares, Inc. ("Bayonne") common stock (the "Seller Common Stock"), par value $0.10 per share, pursuant to the Agreement and Plan of Merger (the "Agreement") by and between the Company and Seller. At the Effective Time, as defined in the Agreement, each share of Seller Common Stock held by Bayonne's shareholders shall be converted into the right to receive 1.05 shares of Company Common Stock.

Tucker Anthony Incorporated ("Tucker Anthony") as part of its investment banking business is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we may actively trade the securities of both the Company and Bayonne for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

In arriving at our opinion, we have among other things:

(i)   Reviewed the Agreement and Plan of Merger dated July 19, 1998;

(ii) Reviewed the Amended and Restated Agreement and Plan of Merger dated October 14, 1998;

(iii) Reviewed certain historical financial and other information concerning the Company for the five fiscal years ended June 30, 1998 and for the six months ended December 31, 1998;

(iv) Reviewed certain historical financial and other information concerning Bayonne for the five fiscal years ended March 31, 1998 and for the six month period ended September 30, 1998;

(v) Held discussions with the senior management of the Company and Bayonne with respect to their past and current financial performance, financial condition and future prospects;

Board of Directors
January 28, 1999
Page 2


(vi) Reviewed certain internal financial data, projections and other information of the Company and Bayonne, including financial projections approved by management;

(vii) Analyzed certain publicly available information of other financial institutions that we deemed comparable or otherwise relevant to our inquiry, and compared the Company and Bayonne from a financial point of view with certain of these institutions;

(viii) Compared the consideration to be paid by the Company pursuant to the Agreement with the consideration paid in other acquisitions of financial institutions that we deemed comparable or otherwise relevant to our inquiry;

(ix) Reviewed publicly available earnings estimates, historical trading activity and ownership data of both the Company's and Bayonne's common stocks and considered the prospects for dividends and price movement in each; and

(x) Considered such other financial studies, analyses and investigations and reviewed such other information as we deemed appropriate to enable us to render our opinion. In our review, we have also taken into account an assessment of general economic, market and financial conditions and certain industry trends and related matters.

In our review and analysis and in arriving at our opinion we have assumed and relied upon the accuracy and completeness of all the financial information publicly available or provided to us by the Company and Bayonne and have not attempted to verify any of such information. We have assumed that (i) the financial projections of the Company and Bayonne provided to us with respect to the results of operations likely to be achieved by each company have been prepared on a basis reflecting the best currently available estimates and judgments of the Company's and Bayonne's management and advisors as to future financial performance and results and (ii) that such forecasts and estimates will be realized in the amounts and in the time periods currently estimated. We have also assumed, without independent verification, that the current and projected aggregate reserves for possible loan losses for the Company and Bayonne are adequate to cover such losses. We did not make or obtain any independent evaluations or appraisals of any assets or liabilities of the Company, Bayonne or any of their respective subsidiaries nor did we verify any of the Company's or Bayonne's books or records or review any individual loan credit files.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

This opinion is being furnished for the use and benefit of the Board of Directors of the Company and is not a recommendation to shareholders. The Company and Tucker Anthony have agreed that they

Board of Directors
January 28, 1999
Page 3

do not believe any person other than the Board has the legal right to rely on the opinion and, absent any controlling precedent, would resist any assertion otherwise.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof the consideration to be paid by the Company pursuant to the Agreement is fair to the Company's stockholders from a financial point of view.

                                    Very truly yours,

                                    /s/ Tucker Anthony Incorporated

                                                                         ANNEX D


January 28, 1999



Board of Directors
Bayonne Bancshares, Inc.
586 Broadway
Bayonne, NJ  07002


Gentlemen:

     Bayonne Bancshares, Inc. ("Bayonne") and Richmond County Financial Corp. ("Richmond County") have entered into an Amended and Restated Agreement and Plan of Merger, dated as of October 14, 1998 (the "Agreement"), pursuant to which Bayonne will be merged with and into Richmond County (the "Merger"). Upon consummation of the Merger, each share of Bayonne common stock, par value $.01 per share, issued and outstanding immediately prior to the effective time of the Merger (the "Bayonne Shares"), other than certain shares specified in the Agreement, will be converted into the right to receive 1.05 shares (the "Exchange Ratio") of Richmond County common stock, par value $.01 per share.
The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Bayonne Shares.

     Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement and exhibits thereto; (ii) the Stock Option Agreement, dated July 19, 1998, by and between Bayonne and Richmond County; (iii) certain publicly available financial statements of Bayonne and other historical financial information provided by Bayonne that we deemed relevant; (iv) certain publicly available financial statements of Richmond County and other historical financial information provided by Richmond County that we deemed relevant;
(v) certain financial analyses and forecasts of Bayonne prepared by and reviewed with management of Bayonne and the views of senior management of Bayonne regarding Bayonne's past and current business, operations, results thereof, financial condition and future prospects; (vi) certain financial analyses and forecasts of Richmond County prepared by and reviewed with management of Richmond County and the views of senior management of Richmond County regarding Richmond County's past and current business, operations, results thereof, financial condition and future prospects; (vii) the pro forma impact of the Merger; (viii) the publicly reported historical price and trading activity for Bayonne's and Richmond County's common stock, including a comparison of

Board of Directors
Bayonne Bancshares, Inc.
January 28, 1999
Page 2


certain financial and stock market information for Bayonne and Richmond County with similar publicly available information for certain other companies the securities of which are publicly traded; (ix) the financial terms of recent business combinations in the savings institution industry, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction from other third parties.

     In performing our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with us, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Bayonne or Richmond County or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. With respect to the financial projections reviewed with management, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of Bayonne and Richmond County and that such performances will be achieved, and we express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Bayonne's or Richmond County's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Bayonne and Richmond County will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

     Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise or reaffirm this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Richmond County common stock will be when issued to Bayonne's shareholders pursuant to the Agreement or the prices at which Bayonne's or Richmond County's common stock will trade at any time.

Board of Directors
Bayonne Bancshares, Inc.
January 28, 1999
Page 3


     We have acted as Bayonne's financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. In the past, we have also provided certain other investment banking services for Bayonne and have received compensation for such services. As we have previously advised you, in the past we have also provided, and expect to continue to provide, certain investment banking services for Richmond County and have received, and will receive, compensation for such services.

     In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Bayonne and Richmond County. We may also actively trade the equity securities of Bayonne and Richmond County for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion is directed to the Board of Directors of Bayonne in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder of Bayonne as to how such stockholder should vote at any meeting of stockholders called to consider and vote upon the Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an annex to Bayonne's and Richmond County's Joint Proxy Statement/Prospectus dated the date hereof and to the references to this opinion therein.

     Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the holders of Bayonne Shares.

                                          Very truly yours,

                                          /s/ Sandler O'Neill & Partners, L.P.

                                                                         ANNEX E



                             FINANCIAL INFORMATION

                                   REGARDING

                        RICHMOND COUNTY FINANCIAL CORP.

                                                                        ANNEX  E
                        RICHMOND COUNTY FINANCIAL CORP.
                        1998 STOCK-BASED INCENTIVE PLAN
                           (as amended and restated)


1.   DEFINITIONS.
     -----------

     (a) "Affiliate" means any "parent corporation" or "subsidiary corporation" of the Holding Company, as such terms are defined in Sections 424(e) and 424(f) of the Code.

     (b) "Award" means, individually or collectively, a grant under the Plan of Non-Statutory Stock Options, Incentive Stock Options, Stock Awards, Limited Option Rights, and Limited Stock Rights.

     (c) "Award Agreement" means an agreement evidencing and setting forth the terms of an Award.

     (d) "Bank" means Richmond County Savings Bank.

     (e) "Board of Directors" means the board of directors of the Holding
Company.

     (f) "Change in Control" of the Holding Company or the Bank means an event of a nature that: (i) would be required to be reported in response to Item 1(a) of the current report on Form 8-K, as in effect on the date hereof, pursuant to
Section 12 or 15(d) of the Exchange Act; or (ii) results in a "change in control" of the Bank or the Holding Company within the meaning of the Change in Bank Control Act and the Rules and Regulations promulgated by the Federal Deposit Insurance Corporation ("FDIC") at 12 C.F.R. (S) 303.4(a), with respect to the Bank, and the Rules and Regulations promulgated by the Office of Thrift Supervision ("OTS") (or its predecessor agency), with respect to the Holding Company; or (iii) without limitation such a Change in Control shall be deemed to have occurred at such time as (A) any "person" (as the term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of voting securities of the Bank or the Holding Company representing 20% or more of the Bank's or the Holding Company's outstanding voting securities or right to acquire such securities except for any voting securities of the bank purchased by the Holding Company and any voting securities purchased by any employee benefit plan of the Holding Company or its Affiliates, or (B) individuals who constitute the Board of Directors on the date hereof (the "Incumbent Board") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election was approved by a vote of at least three-quarters of the directors comprising the Incumbent Board, or whose nomination for election by the Holding Company's stockholders was approved by a Nominating Committee solely composed of members which are Incumbent Board members, shall be, for purposes of this clause (B), considered as though he were a member of the Incumbent Board, or (C) a plan of reorganization, merger, consolidation, sale of all or substantially all the assets of the Bank or the Holding Company or similar transaction occurs or is effectuated in which the Bank or Holding Company is not the resulting entity, or
(D) a proxy statement has been distributed soliciting proxies from stockholders of the Holding Company, by someone other than the current management of the Holding Company, seeking stockholder approval of a plan of reorganization, merger or consolidation of the Holding Company or Bank with one or more corporations as a result of which the outstanding shares of the class of securities then subject to such plan or transaction are exchanged for or converted into cash or property or securities not issued by the Bank or the Holding Company shall be distributed, or (E) a tender offer is made for 20% or more of the voting securities of the Bank or Holding Company then outstanding.

     (g) "Code" means the Internal Revenue Code of 1986, as amended.

     (h) "Committee" means the committee designated by the Board of Directors, pursuant to Section 2 of the Plan, to administer the Plan.

     (i) "Common Stock" means the Common Stock of the Holding Company, par value, $.01 per share.

     (j) "Date of Grant" means the effective date of an Award.

     (k) "Disability" means any mental or physical condition with respect to which the Participant qualifies for and receives benefits for under a long-term disability plan of the Holding Company or an Affiliate, or in the absence of such a long-term disability plan or coverage under such a plan, "Disability" shall mean a physical or mental condition which, in the sole discretion of the Committee, is reasonably expected to be of indefinite duration and to substantially prevent the Participant from fulfilling his duties or responsibilities to the Holding Company or an Affiliate.

     (l) "Effective Date" means September 29, 1998, subject to Section 18 of the Plan.

     (m) "Employee" means any person employed by the Holding Company or an Affiliate. Directors who are employed by the Holding Company or an Affiliate shall be considered Employees under the Plan.

     (n) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     (o) "Exercise Price" means the price at which a Participant may purchase a share of Common Stock pursuant to an Option.

     (p) "Fair Market Value" means the market price of Common Stock, determined by the Committee as follows:

          (i) If the Common Stock was traded on the date in question on The Nasdaq Stock Market then the Fair Market Value shall be equal to the closing price reported for such date;

          (ii) If the Common Stock was traded on a stock exchange on the date in question, then the Fair Market Value shall be equal to the closing price reported by the applicable composite transactions report for such date; and

          (iii) If neither of the foregoing provisions is applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate.

     Whenever possible, the determination of Fair Market Value by the Committee shall be based on the prices reported in The Wall Street Journal. The
                                         -----------------------
Committee's determination of Fair Market Value shall be conclusive and binding on all persons.

     (q) "Holding Company" means Richmond County Financial Corp.

     (r) "Incentive Stock Option" means a stock option granted to a Participant, pursuant to Section 7 of the Plan, that is intended to meet the requirements of
Section 422 of the Code.

     (s) "Non-Statutory Stock Option" means a stock option granted to a Participant pursuant to the terms of the Plan but which is not intended to be and is not identified as an Incentive Stock Option or a stock option granted under the Plan which is intended to be and is identified as an Incentive Stock Option but which does not meet the requirements of Section 422 of the Code.

     (t) "Option" means an Incentive Stock Option or Non-Statutory Stock Option.

     (u) "Outside Director" means a member of the board(s) of directors of the Holding Company or an Affiliate who is not also an Employee of the Holding Company or an Affiliate.

     (v) "Participant" means any person who holds an outstanding Award.

     (w) "Performance Award" means an Award granted to a Participant pursuant to Section 9 of the Plan.

     (x) "Plan" means this Richmond County Financial Corp. 1998 Stock-Based Incentive Plan, as amended and restated.

     (y) "Retirement" means retirement from employment with the Holding Company or an Affiliate in accordance with the then current retirement policies of the Holding Company or Affiliate, as applicable. "Retirement" with respect to an Outside Director means the termination of service from the board(s) of directors of the Holding Company and any Affiliate following written notice to such board(s) of directors of the Outside Director's intention to retire.

     (z)  "Stock Award" means an Award granted to a Participant pursuant to
Section 8 of the Plan.

     (aa) "Termination for Cause" shall mean, in the case of an Outside Director, removal from the board(s) of directors of the Holding Company and its Affiliates in accordance with the applicable by-laws of the Holding Company and its Affiliates or, in the case of an Employee, as defined under any employment agreement with the Holding Company or an Affiliate; provided, however, that if no employment agreement exists with respect to the Employee, Termination for Cause shall mean termination of employment because of a material loss to the Holding Company or an Affiliate, as determined by and in the sole discretion of the Board of Directors or its designee(s).

     (bb) "Trust" means a trust established by the Board of Directors in connection with this Plan to hold Common Stock or other property for the purposes set forth in the Plan.

     (cc) "Trustee" means any person or entity approved by the Board of Directors or its designee(s) to hold any of the Trust assets.

2.   ADMINISTRATION.
     --------------

     (a) The Committee shall administer the Plan. The Committee shall consist of two or more disinterested directors of the Holding Company, who shall be appointed by the Board of Directors. A member of the Board of Directors shall be deemed to be "disinterested" only if he satisfies (i) such requirements as the Securities and Exchange Commission may establish for non-employee directors administering plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act and (ii) such requirements as the Internal Revenue Service may establish for outside directors acting under plans intended to qualify for exemption under Section 162(m)(4)(C) of the Code. The Board of Directors may also appoint one or more separate committees of the Board of Directors, each composed of one or more directors of the Holding Company or an Affiliate who need not be disinterested and who may grant Awards and administer the Plan with respect to Employees and Outside Directors who are not considered officers or directors of the Holding Company under Section 16 of the Exchange Act or for whom Awards are not intended to satisfy the provisions of Section 162(m) of the Code.

     (b) The Committee shall (i) select the Employees and Outside Directors who are to receive Awards under the Plan, (ii) determine the type, number, vesting requirements and other features and conditions of such Awards, (iii) interpret the Plan and Award Agreements in all respects and (iv) make all other decisions relating to the operation of the Plan. The Committee may adopt such rules or guidelines as it deems appropriate to implement the Plan. The Committee's determinations under the Plan shall be final and binding on all persons.

     (c) Each Award shall be evidenced by a written agreement ("Award Agreement") containing such provisions as may be required by the Plan and otherwise approved by the Committee. Each Award Agreement shall constitute a binding contract between the Holding Company or an Affiliate and the Participant, and every Participant, upon acceptance of an Award Agreement, shall be bound by the terms and restrictions of the Plan and the Award Agreement. The terms of each Award Agreement shall be in accordance with the Plan, but each Award Agreement may include any additional provisions and restrictions determined by the Committee, in its discretion, provided that such additional provisions and restrictions are not inconsistent with the terms of the Plan. In particular and at a minimum, the Committee shall set forth in each Award Agreement (i) the type of Award granted; (ii) the Exercise Price of any Option; (iii) the number of shares subject to the Award; (iv) the expiration date of the Award; (v) the manner, time and rate (cumulative or otherwise) of exercise or vesting of such Award; and (vi) the restrictions, if any, placed upon such Award, or upon shares which may be issued upon exercise of such Award. The Chairman of the Committee and such other directors and officers as shall be designated by the Committee is hereby authorized to execute Award Agreements on behalf of the Company or an Affiliate and to cause them to be delivered to the recipients of Awards.

     (d) The Committee may delegate all authority for: (i) the determination of forms of payment to be made by or received by the Plan and (ii) the execution of any Award Agreement. The Committee may rely on the descriptions, representations, reports and estimates provided to it by the management of the Holding Company or an Affiliate for determinations to be made pursuant to the Plan, including the satisfaction of any conditions of a Performance Award. However, only the Committee or a portion of the Committee may certify the attainment of any conditions of a Performance Award intended to satisfy the requirements of Section 162(m) of the Code.

3.   TYPES OF AWARDS AND RELATED RIGHTS.
     ----------------------------------

     The following Awards may be granted under the Plan:

     (a)   Non-Statutory Stock Options.
     (b)   Incentive Stock Options.
     (c)   Stock Awards.


4.   STOCK SUBJECT TO THE PLAN.
     -------------------------

     Subject to adjustment as provided in Section 15 of the Plan, the maximum number of shares reserved for Awards under the Plan is 3,699,297, which number shall not exceed 14% of the outstanding shares of the Common Stock determined immediately as of the Effective Date. Subject to adjustment as provided in
Section 15 of the Plan, the maximum number of shares reserved hereby for purchase pursuant to the exercise of Options, including Incentive Stock Options, and Option-related Awards granted under the Plan is 2,642,355, which number shall not exceed 10% of the outstanding shares of Common Stock as of the Effective Date. The maximum number of the shares reserved for Stock Awards is 1,056,942, which number shall not exceed 4% of the outstanding shares of Common Stock as of the Effective Date. The shares of Common Stock issued under the Plan may be either authorized but unissued shares or authorized shares previously issued and acquired or reacquired by the Trustee or the Holding Company, respectively. To the extent that Options and Stock Awards are granted under the Plan, the shares underlying such Awards will be unavailable for any other use including future grants under the Plan except that, to the extent that Stock Awards or Options terminate, expire or are forfeited without having vested or without having been exercised (in the case of Limited Option Rights and Limited Stock Rights, exercised for cash), new Awards may be made with respect to these shares.

5.   ELIGIBILITY.
     -----------

     Subject to the terms of the Plan, all full-time Employees and Outside Directors shall be eligible to receive Awards under the Plan. In addition, the Committee may grant eligibility to consultants and advisors of the Holding Company or an Affiliate, as it sees fit.

6.   NON-STATUTORY STOCK OPTIONS.
     ---------------------------

     The Committee may, subject to the limitations of this Plan and the availability of shares of Common Stock reserved but not previously awarded under the Plan, grant Non-Statutory Stock Options to eligible individuals upon such terms and conditions as it may determine to the extent such terms and conditions are consistent with the following provisions:

     (a) Exercise Price.  The Committee shall determine the Exercise Price of
         --------------
each Non-Statutory Stock Option. However, the Exercise Price shall not be less than 100% of the Fair Market Value of the Common Stock on the Date of Grant.

     (b) Terms of Non-statutory Stock Options.  The Committee shall determine
         ------------------------------------
the term during which a Participant may exercise a Non-Statutory Stock Option, but in no event may a Participant exercise a Non-Statutory Stock Option, in whole or in part, more than ten (10) years from the Date of Grant. The Committee shall also determine the date on which each Non-Statutory Stock Option, or any part thereof, first becomes exercisable and any terms or conditions a Participant must satisfy in order to exercise each Non-Statutory Stock Option. The shares of Common Stock underlying each Non-Statutory Stock Option may be purchased in whole or in part by the Participant at any time during the term of such Non-Statutory Stock Option, or any portion thereof, once the Non-Statutory Stock Option becomes exercisable.

     (c) Non-Transferability. Unless otherwise determined by the Committee in
         -------------------
accordance with this Section 6(c), a Participant may not transfer, assign, hypothecate, or dispose of in any manner, other than by will or the laws of intestate succession, a Non-Statutory Stock Option. The Committee may, however, in its sole discretion, permit transferability or assignment of a Non-Statutory Stock Option if such transfer or assignment is, in its sole determination, for valid estate planning purposes and such transfer or assignment is permitted under the Code and Rule 16b-3 under the Exchange Act. For purposes of this
Section 6(c), a transfer for valid estate planning purposes includes, but is not limited to: (a) a transfer to a revocable intervivos trust as to which the Participant is both the settlor and trustee, (b) a transfer for no consideration to: (i) any member of the Participant's Immediate Family, (ii) any trust solely for the benefit of members of the Participant's Immediate Family, (iii) any partnership whose only partners are members of the Participant's Immediate Family, and (iv) any limited liability corporation or corporate entity whose only members or equity owners are members of the Participant's Immediate Family, or (c) a transfer to the Richmond County Savings Foundation. For purposes of this Section 6(c), "Immediate Family" includes, but is not necessarily limited to, a Participant's parents, grandparents, spouse, children, grandchildren, siblings (including half bothers and sisters), and individuals who are family members by adoption. Nothing contained in this Section 6(c) shall be construed to require the Committee to give its approval to any transfer or assignment of any Non-Statutory Stock Option or portion thereof, and approval to transfer or assign any Non-Statutory Stock Option or portion thereof does not mean that such approval will be given with respect to any other Non-Statutory Stock Option or portion thereof. The transferee or assignee of any Non-Statutory Stock Option shall be subject to all of the terms and conditions applicable to such Non-Statutory Stock Option immediately prior to the transfer or assignment and shall be subject to any other conditions proscribed by the Committee with respect to such Non-Statutory Stock Option.

     (d) Termination of Employment or Service (General).   Unless otherwise
         ----------------------------------------------
determined by the Committee, upon the termination of a Participant's employment or other service for any reason other than Retirement, Disability or death, or Termination for Cause, the Participant may exercise only those Non-Statutory Stock Options that were immediately exercisable by the Participant at the date of such termination and only for a period of three (3) months following the date of such termination.

     (e) Termination of Employment or Service (Retirement).  Unless otherwise
         -------------------------------------------------
determined by the Committee, in the event of a Participant's Retirement, the Participant may exercise only those Non-Statutory Stock Options that were immediately exercisable by the Participant at the date of Retirement and only for a period of one (1) year from the date of Retirement.

     (f) Termination of Employment or Service (Disability or death).  Unless
         ----------------------------------------------------------
otherwise determined by the Committee, in the event of the termination of a Participant's employment or other service due to Disability or death, all Non-Statutory Stock Options held by such Participant shall immediately become exercisable and remain exercisable for a period one (1) year following the date of such termination.

     (g) Termination of Employment or Service (Termination for Cause). Unless
         ------------------------------------------------------------
otherwise determined by the Committee, in the event of a Participant's Termination for Cause, all rights with respect to the Participant's Non-Statutory Stock Options shall expire immediately upon the effective date of such Termination for Cause.

     (h) Acceleration Upon a Change in Control.  In the event of a Change in
         -------------------------------------
Control all Non-Statutory Stock Options held by a Participant as of the date of the Change in Control shall immediately become exercisable and shall remain exercisable until the expiration of the term of the Non-Statutory Stock Options.

     (i) Payment.   Payment due to a Participant upon the exercise of a Non-
         -------
Statutory Stock Option shall be made in the form of shares of Common Stock.

     (j) Maximum Individual Award.  No individual Employee shall be granted an
         ------------------------
amount of Non-Statutory Stock Options which exceeds 25% of all Options eligible to be granted under the Plan within any 60-month period.

7.   INCENTIVE STOCK OPTIONS.
     -----------------------

     The Committee may, subject to the limitations of the Plan and the availability of shares of Common Stock reserved but unawarded under this Plan, grant Incentive Stock Options to an Employee upon such terms and conditions as it may determine to the extent such terms and conditions are consistent with the following provisions:

     (a) Exercise Price.  The Committee shall determine the Exercise Price of
         --------------
each Incentive Stock Option. However, the Exercise Price shall not be less than 100% of the Fair Market Value of the Common Stock on the Date of Grant; provided, however, that if at the time an Incentive Stock Option is granted, the Employee owns or is treated as owning, for purposes of Section 422 of the Code, Common Stock representing more than 10% of the total combined voting securities of the Holding Company ("10% Owner"), the Exercise Price shall not be less than 110% of the Fair Market Value of the Common Stock on the Date of Grant.

     (b) Amounts of Incentive Stock Options.  To the extent the aggregate Fair
         ----------------------------------
Market Value of shares of Common Stock with respect to which Incentive Stock Options that are exercisable for the first time by an Employee during any calendar year under the Plan and any other stock option plan of the Holding Company or an Affiliate exceeds $100,000, or such higher value as may be permitted under Section 422 of the Code, such Options in excess of such limit shall be treated as Non-Statutory Stock Options. Fair Market Value shall be determined as of the Date of Grant with respect to each such Incentive Stock Option.

     (c) Terms of Incentive Stock Options.  The Committee shall determine the
         --------------------------------
term during which a Participant may exercise an Incentive Stock Option, but in no event may a Participant exercise an Incentive Stock Option, in whole or in part, more than ten (10) years from the Date of Grant; provided, however, that if at the time an Incentive Stock Option is granted to an Employee who is a 10% Owner, the Incentive Stock Option granted to such Employee shall not be exercisable after the expiration of five (5) years from the Date of Grant. The Committee shall also determine the date on which each Incentive Stock Option, or any part thereof, first becomes exercisable and any terms or conditions a Participant must satisfy in order to exercise each Incentive Stock Option. The shares of Common Stock underlying each Incentive Stock Option may be purchased in whole or in part at any time during the term of such Incentive Stock Option after such Option becomes exercisable.

     (d) Non-Transferability.  No Incentive Stock Option shall be transferable
         -------------------
except by will or the laws of descent and distribution and is exercisable, during his lifetime, only by the Employee to whom the Committee grants the Incentive Stock Option. The designation of a beneficiary does not constitute a transfer of an Incentive Stock Option.

     (e) Termination of Employment (General).  Unless otherwise determined by
         -----------------------------------
the Committee, upon the termination of a Participant's employment or other service for any reason other than Retirement, Disability or death, or Termination for Cause, the Participant may exercise only those Incentive Stock Options that were immediately exercisable by the Participant at the date of such termination and only for a period of three (3) months following the date of such termination.

     (f) Termination of Employment(Retirement).  Unless otherwise determined by
         -------------------------------------
the Committee, in the event of a Participant's Retirement, the Participant may exercise only those Incentive Stock Options that were immediately exercisable by the Participant at the date of Retirement and only for a period of one (1) year from the date of Retirement.

     (g) Termination of Employment (Disability or Death).   Unless otherwise
         -----------------------------------------------
determined by the Committee, in the event of the termination of a Participant's employment or other service due to Disability or death, all Incentive Stock Options held by such Participant shall immediately become exercisable and remain exercisable for a period one (1) year following the date of such termination.

     (h) Termination of Employment (Termination for Cause).   Unless otherwise
         -------------------------------------------------
determined by the Committee, in the event of an Employee's Termination for Cause, all rights under such Employee's Incentive Stock Options shall expire immediately upon the effective date of such Termination for Cause.

     (i) Acceleration Upon a Change in Control.  In the event of a Change in
         -------------------------------------
Control all Incentive Stock Options held by a Participant as of the date of the Change in Control shall immediately become exercisable and shall remain exercisable until the expiration of the term of the Incentive Stock Options. Any Option originally designated as an Incentive Stock Option shall be treated as a Non-Statutory Stock Options to the extent the Option does not otherwise qualify as an Incentive Stock Option pursuant to Section 422 of the Code.

     (j) Payment.   Payment due to a Participant upon the exercise of an
         -------
Incentive Stock Option shall be made in the form of shares of Common Stock.

     (k) Maximum Individual Award.  No individual Employee shall be granted an
         ------------------------
amount of Incentive Stock Options which exceeds 25% of all Options eligible to be granted under the Plan within any 60-month period.

     (l) Disqualifying Dispositions.  Each Award Agreement with respect to an
         --------------------------
Incentive Stock Option shall require the Participant to notify the Committee of any disposition of shares of Common Stock issued pursuant to the exercise of such Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), within 10 days of such disposition.

8.   STOCK AWARDS.
     ------------

     The Committee may make grants of Stock Awards, which shall consist of the grant of some number of shares of Common Stock, to a Participant upon such terms and conditions as it may determine to the extent such terms and conditions are consistent with the following provisions:

     (a)  Grants of the Stock Awards.   Stock Awards may only be made in whole
         ---------------------------
shares of Common Stock.   Stock Awards may only be granted from shares reserved
under the Plan and available for award at the time the Stock Award is made to the Participant.

     (b) Terms of the Stock Awards.  The Committee shall determine the dates on
         -------------------------
which Stock Awards granted to a Participant shall vest and any terms or conditions which must be satisfied prior to the vesting of any Stock Award or portion thereof. Any such terms or conditions shall be determined by the Committee as of the Date of Grant.

     (c) Termination of Employment or Service (General).   Unless otherwise
         ----------------------------------------------
determined by the Committee, upon the termination of a Participant's employment or service for any reason other than Retirement, Disability or death, or Termination for Cause, any Stock Awards in which the Participant has not become vested as of the date of such termination shall be forfeited and any rights the Participant had to such Stock Awards shall become null and void.

     (d) Termination of Employment or Service (Retirement).  Unless otherwise
         -------------------------------------------------
determined by the Committee, in the event of a Participant's Retirement, any Stock Awards in which the Participant has not become vested as of the date of Retirement shall be forfeited and any rights the Participant had to such unvested Stock Awards shall become null and void.

     (e) Termination of Employment or Service (Disability or death).  Unless
         ----------------------------------------------------------
otherwise determined by the Committee, in the event of a termination of the Participant's service due to Disability or death all unvested Stock Awards held by such Participant shall immediately vest as of the date of such termination.

     (f) Termination of Employment or Service (Termination for Cause).   Unless
         ------------------------------------------------------------
otherwise determined by the Committee, or in the event of the Participant's Termination for Cause, all Stock Awards in which the Participant had not become vested as of the effective date of such Termination for Cause shall be forfeited and any rights such Participant had to such unvested Stock Awards shall become null and void.

     (g) Acceleration Upon a Change in Control.  In the event of a Change in
         -------------------------------------
Control all unvested Stock Awards held by a Participant shall immediately vest.

     (h) Maximum Individual Award.  No individual Employee shall be granted an
         ------------------------
amount of Stock Awards which exceeds 25% of all Stock Awards eligible to be granted under the Plan within any 60-month period.

     (i) Issuance of Certificates.  Unless otherwise held in Trust and
         ------------------------
registered in the name of the Trustee, reasonably promptly after the Date of Grant with respect to shares of Common Stock pursuant to a Stock Award, the Holding Company shall cause to be issued a stock certificate, registered in the name of the Participant to whom such Stock Award was granted, evidencing such shares; provided, that the Holding Company shall not cause such a stock certificate to be issued unless it has received a stock power duly endorsed in blank with respect to such shares. Each such stock certificate shall bear the following legend:

          The transferability of this certificate and the shares of stock represented hereby are subject to the restrictions, terms and conditions (including forfeiture provisions and restrictions against transfer) contained in the Richmond County Financial Corp. 1998 Stock-Based Incentive Plan and Award Agreement entered into between the registered owner of such shares and Richmond County Financial Corp. or its Affiliates. A copy of the Plan and Award Agreement is on file in the office of the Corporate Secretary of Richmond County Financial Corp. located at 1214 Castleton Avenue, Staten Island, New York 10310.

Such legend shall not be removed until the Participant becomes vested in such shares pursuant to the terms of the Plan and Award Agreement. Each certificate issued pursuant to this Section 8(i), in connection with a Stock Award, shall be held by the Holding Company or its Affiliates, unless the Committee determines otherwise.

     (j) Non-Transferability.  Except to the extent permitted by the Code, the
         -------------------
rules promulgated under Section 16(b) of the Exchange Act or any successor statutes or rules:

         (i) The recipient of a Stock Award shall not sell, transfer, assign, pledge, or otherwise encumber shares subject to the Stock Award until full vesting of such shares has occurred. For purposes of this section, the separation of beneficial ownership and legal title through the use of any "swap" transaction is deemed to be a prohibited encumbrance.

         (ii) Unless determined otherwise by the Committee and except in the event of the Participant's death or pursuant to a domestic relations order, a Stock Award is not transferable and may be earned in his lifetime only by the Participant to whom it is granted. Upon the death of a Participant, a Stock Award is transferable by will or the laws of descent and distribution. The designation of a beneficiary shall not constitute a transfer.

         (iii) If a recipient of a Stock Award is subject to the provisions of
               Section 16 of the Exchange Act, shares of Common Stock subject to such Stock Award may not, without the written consent of the Committee (which consent may be given in the Award Agreement), be sold or otherwise disposed of within six (6) months following the date of grant of the Stock Award.

     (k) Accrual of Dividends.  To the extent Stock Awards are held in Trust and
         --------------------
registered in the name of the Trustee, unless otherwise specified by the Trust agreement whenever shares of Common Stock underlying a Stock Award are distributed to a Participant or beneficiary thereof under the Plan, such Participant or beneficiary shall also be entitled to receive, with respect to each such share distributed, a payment equal to any cash dividends and the number of shares of Common Stock equal to any stock dividends, declared and paid with respect to a share of the Common Stock if the record date for determining shareholders entitled to receive such dividends falls between the date the relevant Stock Award was granted and the date the relevant Stock Award or installment thereof is issued. There shall also be distributed an appropriate amount of net earnings, if any, of the Trust with respect to any dividends paid out on the shares related to the Stock Award.

     (l) Voting of Stock Awards.  After a Stock Award has been granted but for
         ----------------------
which the shares covered by such Stock Award have not yet been vested, earned and distributed to the Participant pursuant to the Plan, the Participant shall be entitled to vote or to direct the Trustee to vote, as the case may be, such shares of Common Stock which the Stock Award covers subject to the rules and procedures adopted by the Committee for this purpose and in a manner consistent with the Trust agreement.

     (m) Payment.   Payment due to a Participant upon the redemption of a Stock
         -------
Award shall be made in the form of shares of Common Stock.

9.   PERFORMANCE AWARDS.
     ------------------

     (a) The Committee may determine to make any Award under the Plan contingent upon the satisfaction of any conditions related to the performance of the Holding Company, an Affiliate of the Participant. Each Performance Award shall be evidenced in the Award Agreement, which shall set forth the applicable conditions, the maximum amounts payable and such other terms and conditions as are applicable to the Performance Award. Unless otherwise determined by the Committee, each Performance Award shall be granted and administered to comply with the requirements of Section 162(m) of the Code and subject to the following provisions:

     (b) Any Performance Award shall be made not later than 90 days after the start of the period for which the Performance Award relates and shall be made prior to the completion of 25% of such period. All determinations regarding the achievement of any applicable conditions will be made by the Committee. The Committee may not increase during a year the amount of a Performance Award that would otherwise be payable upon satisfaction of the conditions but may reduce or eliminate the payments as provided for in the Award Agreement.

     (c) Nothing contained in the Plan will be deemed in any way to limit or restrict the Committee from making any Award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

     (d) A Participant who receives a Performance Award payable in Common Stock shall have no rights as a shareholder until the Company Stock is issued pursuant to the terms of the Award Agreement. The Common Stock may be issued without cash consideration.

     (e) A Participant's interest in a Performance Award may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered.

     (f) No Award or portion thereof that is subject to the satisfaction of any condition shall be distributed or considered to be earned or vested until the Committee certifies in writing that the conditions to which the distribution, earning or vesting of such Award is subject have been achieved.

10.  DEFERRED PAYMENTS.
     -----------------

     The Committee, in its discretion, may permit a Participant to elect to defer receipt of all or any part of any cash or stock payment under the Plan, or the Committee may determine to defer receipt by some or all Participants, of all or part of any such payment. The Committee shall determine the terms and conditions of any such deferral, including the period of deferral, the manner of deferral, and the method for measuring appreciation on deferred amounts until their payout.

11.  METHOD OF EXERCISE OF OPTIONS.
     -----------------------------

     Subject to any applicable Award Agreement, any Option may be exercised by the Participant in whole or in part at such time or times, and the Participant may make payment of the Exercise Price in such form or forms permitted by the Committee, including, without limitation, payment by delivery of cash, Common Stock or other consideration (including, where permitted by law and the Committee, Awards) having a Fair Market Value on the exercise date equal to the total Exercise Price, or by any combination of cash, shares of Common Stock and other consideration, including exercise by means of a cashless exercise arrangement with a qualifying broker-dealer, as the Committee may specify in the applicable Award Agreement.

12.  RIGHTS OF PARTICIPANTS.
     ----------------------

     No Participant shall have any rights as a shareholder with respect to any shares of Common Stock covered by an Option until the date of issuance of a stock certificate for such Common Stock. Nothing contained herein or in any Award Agreement confers on any person any right to continue in the employ or service of the Holding Company or an Affiliate or interferes in any way with the right of the Holding Company or an Affiliate to terminate a Participant's services.

13.  DESIGNATION OF BENEFICIARY.
     --------------------------

     A Participant may, with the consent of the Committee, designate a person or persons to receive, in the event of death, any Award to which the Participant would then be entitled. Such designation will be made upon forms supplied by and delivered to the Holding Company and may be revoked in writing. If a Participant fails effectively to designate a beneficiary, then the Participant's estate will be deemed to be the beneficiary.

14.  DILUTION AND OTHER ADJUSTMENTS.
     ------------------------------

     In the event of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, reorganization, combination or exchange of shares, or other similar corporate change, or other increase or decrease in such shares without receipt or payment of consideration by the Holding Company, or in the event an extraordinary capital distribution is made, the Committee may make such adjustments to previously granted Awards, to prevent dilution, diminution, or enlargement of the rights of the Participant, including any or all of the following:

     (a) adjustments in the aggregate number or kind of shares of Common Stock or other securities that may underlie future Awards under the Plan;

     (b) adjustments in the aggregate number or kind of shares of Common Stock or other securities underlying Awards already made under the Plan;

     (c) adjustments in the Exercise Price of outstanding Incentive and/or Non-statutory Stock Options, or any Limited Rights attached to such Options.

No such adjustments may, however, materially change the value of benefits available to a Participant under a previously granted Award. All Awards under this Plan shall be binding upon any successors or assigns of the Holding Company.

15.  TAX WITHHOLDING.
     ---------------

     (a) Whenever under this Plan, cash or shares of Common Stock are to be delivered upon exercise or payment of an Award or any other event with respect to rights and benefits hereunder, the Committee shall be entitled to require as a condition of delivery (i) that the Participant remit an amount sufficient to satisfy all federal, state, and local withholding tax requirements related thereto, (ii) that the withholding of such sums come from compensation otherwise due to the Participant or from any shares of Common Stock due to the Participant under this Plan or (iii) any combination of the foregoing provided, however, that no amount shall be withheld from any cash payment or shares of Common Stock relating to an Award which was transferred by the Participant in accordance with this Plan.

     (b) If any disqualifying disposition described in Section 7(l) is made with respect to shares of Common Stock acquired under an Incentive Stock Option granted pursuant to this Plan, or any transfer described in Section 6(c) is made, or any election described in Section 17 is made, then the person making such disqualifying disposition, transfer, or election shall remit to the Holding Company or its Affiliates an amount sufficient to satisfy all federal, state, and local withholding taxes thereby incurred; provided that, in lieu of or in addition to the foregoing, the Holding Company or its Affiliates shall have the right to withhold such sums from compensation otherwise due to the Participant, or, except in the case of any transfer pursuant to Section 6(c), from any shares of Common Stock due to the Participant under this Plan.

16.  NOTIFICATION UNDER SECTION 83(b).
     --------------------------------

     The Committee may, on the Date of Grant or any later date, prohibit a Participant from making the election described below. If the Committee has not prohibited such Participant from making such election, and the Participant shall, in connection with the exercise of any Option, or the grant of any Stock Award, make the election permitted under Section 83(b) of the Code, such Participant shall notify the Committee of such election within 10 days of filing notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under the authority of Section 83(b) of the Code.

17.  AMENDMENT OF THE PLAN AND AWARDS.
     --------------------------------

     (a) Except as provided in paragraph (c) of this Section 17, the Board of Directors may at any time, and from time to time, modify or amend the Plan in any respect, prospectively or retroactively; provided however, that provisions governing grants of Incentive Stock Options shall be submitted for shareholder approval to the extent required by such law, regulation or otherwise. Failure to ratify or approve amendments or modifications by shareholders shall be effective only as to the specific amendment or modification requiring such ratification. Other provisions of this Plan will remain in full force and effect. No such termination, modification or amendment may adversely affect the rights of a Participant under an outstanding Award without the written permission of such Participant.

     (b) Except as provided in paragraph (c) of this Section 17, the Committee may amend any Award Agreement, prospectively or retroactively; provided, however, that no such amendment shall adversely affect the rights of any Participant under an outstanding Award without the written consent of such Participant.

     (c) In no event shall the Board of Directors amend the Plan or shall the Committee amend an Award Agreement in any manner that has the effect of:

          (i) Allowing any Option to be granted with an exercise below the Fair Market Value of the Common Stock on the Date of Grant.

          (ii) Allowing the exercise price of any Option previously granted under the Plan to be reduced subsequent to the Date of Award.

     (d) Notwithstanding anything in this Plan or any Award Agreement to the contrary, if any Award or right under this Plan would, in the opinion of the Holding Company's accountants, cause a transaction to be ineligible for pooling of interest accounting that would, but for such Award or right, be eligible for such accounting treatment, the Committee, at its discretion, may modify, adjust, eliminate or terminate the Award or right so that pooling of interest accounting is available.

18.  EFFECTIVE DATE OF PLAN.
     ----------------------

     The Plan was originally approved by shareholders and became effective on September 29, 1998. The Plan, as amended and restated, shall become effective upon approval by the Holding Company's shareholders. The failure to obtain shareholder ratification for such purposes will not effect the validity of the prior provisions of the Plan and any Awards made under the Plan.

19.  TERMINATION OF THE PLAN.
     -----------------------

     The right to grant Awards under the Plan will terminate upon the earlier of: (i) ten (10) years after the Effective Date; (ii) the issuance of a number of shares of Common Stock pursuant to the exercise of Options or the distribution of Stock Awards which is equivalent to the maximum number of shares reserved under the Plan as set forth in Section 4 of the Plan hereof. The Board of Directors has the right to suspend or terminate the Plan at any time, provided that no such action will, without the consent of a Participant, adversely affect a Participant's vested rights under a previously granted Award.

20.  APPLICABLE LAW.
     --------------

     The Plan will be administered in accordance with the laws of the state of Delaware to the extent not pre-empted by applicable federal law.

21.  TREATMENT OF UNVESTED, UNEXERCISED, OR NON-EXERCISABLE AWARDS UPON A CHANGE
     ---------------------------------------------------------------------------
     IN CONTROL.
     ----------

     (a) In the event of a Change in Control where the Holding Company or the Bank is not the surviving entity, the Board of Directors of the Holding Company and/or the Bank, as applicable, shall require that the successor entity take one of the following actions with respect to all Awards held by Participants at the date of the Change in Control:

          (i) Assume the Awards with the same terms and conditions as granted to the Participant under this Plan; or

          (ii) Replace the Awards with comparable Awards, subject to the same or more favorable terms and conditions as the Award granted to the Participant under this Plan, whereby the Participant will be granted common stock or the option to purchase common stock of the successor entity; or, only if the Committee determines that neither of the alternatives set forth in clauses (i) or (ii) are legally available,

          (iii) Replace the Awards with a cash payment under an incentive plan, program, or other arrangement of the successor entity that preserves the economic value of the Awards and makes any such cash payment subject to the same vesting or exercisability schedule applicable to such Awards.

     (b) The determination of comparability of Awards offered by a successor entity under clause (ii) of paragraph(a) above shall be made by the Committee, and the Committee's determination shall be conclusive and binding.